2026
Proxy Statement and Annual Meeting Notice











Our Guiding Principles

Our Purpose

We are a Company committed to supporting families at difficult times and dedicated to celebrating the life and legacy of every loved one with professionalism, compassion, and attention to detail.

Our Vision

Celebrating life with dedication, excellence, and innovation.

Our Values

Respect
Integrity
Service Excellence
Enduring Relationships

Dignity® MEMORIAL

Dignité MD

FUNERARIA DEL ANGEL®

National Cremation®

advantage® FUNERAL & CREMATION SERVICES

Neptune Society® AMERICA'S MOST TRUSTED CREMATION SERVICES®

To view our full family of brands, visit **www.sci-corp.com/about/our-brands**

As used herein, all references to "SCI", "Service Corporation International", or the "Company" refer to Service Corporation International and all of its affiliated companies.

2025: Delivering Shareholder Value

OPERATIONAL HIGHLIGHTS



Revenue (in millions)
- Funeral: $2,406
- Cemetery: $1,904

Gross Profit %
- Funeral: 20.6%
- Cemetery: 33.8%

Preneed Sales Production (in millions)
- Funeral: $1,198
- Cemetery: $1,421

INVESTED CAPITAL AND LIQUIDITY

Growth Investments (in millions)
- Business Acquisitions: $101
- Growth Capital (1): $79

Value Returned to Shareholders (in millions)
- Dividends: $184
- Share Repurchases: $461

Total Liquidity (in millions)
- Credit Facility: $1,448
- Cash on Hand: $244

(1) Growth capital includes growth capital expenditures/construction of new facilities and real estate acquisitions

TOTAL SHAREHOLDER RETURN (TSR) COMPARED TO S&P MidCap 400®(2)



- 3 Year: SCI 18% | S&P MidCap 400® 43%
- 5 Year: SCI 72% | S&P MidCap 400® 55%
- 10 Year: SCI 255% | S&P MidCap 400® 177%

Legend: SCI | S&P MidCap 400®



10-Year Total Shareholder Return

+255%

2015-2025

(2) As of December 31, 2025 and includes the reinvestment of dividends | Source: S&P Capital IQ

PERFORMANCE MEASURES



Earnings Per Share (EPS)
- GAAP EPS: $3.80
- Adjusted EPS: $3.85

Operating Cash Flow (OPCF) (in millions)
- GAAP OPCF: $943
- Adjusted OPCF: $966

GAAP - Generally Accepted Accounting Principles in the United States

Adjusted Earnings Per Share and Adjusted Operating Cash Flow are non-GAAP financial measures. Please see Annex A in this Proxy Statement for disclosures and reconciliations to the appropriate GAAP measure.

Letter to Shareholders from CEO and Lead Director



Dear Shareholders,

Looking ahead to the 2026 Annual Meeting, we are proud to build on the strong momentum in 2025 and further strengthen our performance. During the year, we concentrated on Board succession planning, advancing priority initiatives, and carrying out our strategic framework to enhance growth, realize operational efficiencies, and deploy capital with discipline. These efforts supported a year of healthy financial performance and underscored our continued focus on delivering enduring value for our shareholders.

Financial Performance

In 2025, we advanced our strategic objectives and produced solid financial results amid an evolving macroeconomic backdrop. Adjusted earnings per share totaled $3.85, representing a 12% compound annual growth rate since 2019, which we achieved despite elevated interest and tax rates and inflationary pressures.

The preneed insurance marketing agreement entered into in July 2024 has delivered significant benefits, including improved general agency commission rates, enhanced service support, and expanded product features, while contributing meaningfully to our financial performance. Our blended trust and insurance preneed model is supported by approximately $17 billion of preneed backlog, supporting growth and providing stable future revenue streams. Within this framework, we are increasingly emphasizing insurance-funded preneed funeral offerings, reflecting a strategic focus on streamlined administration and regulatory efficiency.

Adjusted operating cash flow of $966 million in 2025 enabled us to deploy capital in support of growth and shareholder returns. We invested in strategic acquisitions, growth and development initiatives across our portfolio, while returning $645 million to shareholders through dividends and share repurchases. Our acquisition spend included $101 million for 22 funeral service locations and two cemeteries, and we invested approximately $79 million toward real estate, new construction, and existing facility expansions. Additionally, we invested approximately $328 million in cemetery development, property maintenance supporting best-in-class facilities across our portfolio, digital strategy investments, and other corporate investments. In 2025, we also executed a new credit facility agreement that meaningfully improved liquidity, reduced pricing, extended our average debt maturities, and provided increased flexibility in our terms and covenants. Our disciplined approach to capital allocation has driven a 255% total shareholder return over the past decade, significantly outperforming our peer group and the S&P MidCap 400®.

Board Succession Planning

The Board of Directors remains focused on governance and succession planning. We are pleased to nominate Carl Loredo for election at the 2026 Annual Meeting. Earlier this year, we welcomed Thad Hill, adding new perspective and experience that further strengthens the Board's overall capabilities. In addition, Alan R. Buckwalter has announced that he will not stand for reelection as a director in 2026. Mr. Buckwalter has served SCI with distinction for 22 years, providing steady leadership and meaningful insight throughout his tenure. We are grateful for his many contributions to the Company and its shareholders. Collectively, these changes reflect the Board's continued commitment to thoughtful succession planning and effective governance in support of SCI's long-term strategy.

Client Family Experience

As North America's leading funeral and cemetery services company, we leverage the scale of our network to enhance operational effectiveness, manage expenses, and deliver a consistent, high-quality experience for the families we serve. Continued investment in digital capabilities has simplified the preplanning process while improving day-to-day efficiency across our organization. Notably, we completed a technology realignment that we believe will improve the client service experience in the future.

Through ongoing innovation in memorialization and technology-enabled solutions, we offer personalized options at accessible price points, helping families honor loved ones in ways that are both meaningful and convenient. We are deeply grateful for the more than 25,000 associates who bring care, professionalism, and commitment to the communities in which we serve. We support associates' growth and long-term career development through structured training and development programs, mentoring opportunities, targeted leadership initiatives, and continued investment in learning resources. Their focus on supporting families during moments of remembrance and celebration distinguishes SCI.

Conclusion

As a company dedicated to serving families and strengthening the communities we operate in, we remain focused on putting our clients first, supporting our associates, and maintaining strong governance and financial discipline. Our strategy emphasizes sustainable growth and long-term shareholder returns, and we are confident in our ability to continue executing against these priorities. We appreciate your continued confidence in SCI and look forward to strengthening our position and creating lasting value in the years ahead.

Thomas L. Ryan
Chairman and CEO

Marcus A. Watts
Lead Independent Director

Message From Our Board of Directors



We invite you, our shareholders, to the Service Corporation International 2026 Annual Shareholder Meeting on Wednesday, May 6, 2026 at 9:00 a.m. Central Time, at the Company's Headquarters in Houston, TX. This Annual Meeting will be an important one. After 22 years of dedicated service, Alan R. Buckwalter has decided that he will not stand for reelection as a member of the Board. We will be presenting a new Director nominee, Carl Loredo, for shareholder consideration.

Shareholders and other interested parties may communicate with any of the independent Directors, including Committee Chairs and the Lead Independent Director, by using the following address:

Service Corporation International
Lead Independent Director c/o Office of Corporate Secretary
1929 Allen Parkway
Houston, TX 77019
Email: leaddirector@sci-us.com

Thank you for the trust you place in us and for your continued investment in Service Corporation International.

Sincerely,

Marcus A. Watts
Lead Independent Director

Thomas L. Ryan
Chairman and CEO

Alan R. Buckwalter, III

Anthony L. Coelho

Jakki L. Haussler

Victor L. Lund

Ellen Ochoa

C. Park Shaper

Sara Martinez Tucker

Thad Hill

2026 Annual Meeting of Shareholders



Voting Matters

PROPOSAL 1	**Election of 10 Directors**	 FOR Page 15 ▶
PROPOSAL 2	**Ratify the Selection of Pricewaterhouse Coopers LLP, Our Independent Registered Public Accounting Firm**	 FOR Page 32 ▶
PROPOSAL 3	**"Say-on-Pay" Advisory Vote to Approve Named Executive Officer Compensation**	✔ FOR Page 34 ▶
PROPOSAL 4	**Proposal to Amend the Articles of Incorporation and Bylaws to Reduce the Minimum Required Number of Directors**	 FOR Page 65 ▶
PROPOSAL 5	**Proposal to Amend the Articles of Incorporation and Bylaws to Permit the Board to Increase the Number of Directors and Fill Newly Created Vacancies**	✔ FOR Page 66 ▶
PROPOSAL 6	**Proposal to Amend the Articles of Incorporation to Limit the Liability of Officers as Permitted by Law**	✔ FOR Page 67 ▶
PROPOSAL 7	**Proposal to Approve the 2026 Equity Incentive Plan**	✔ FOR Page 69 ▶

DATE AND TIME
Wednesday, May 6, 2026 at 9:00 a.m. Central Time

PLACE
Service Corporation International Conference Center, Heritage I & II
1929 Allen Parkway Houston, Texas 77019

RECORD DATE
March 9, 2026

How to Vote



BY INTERNET
Vote your shares at **www.proxyvote.com**.



BY TELEPHONE
Call toll-free number 1-800-690-6903.



BY MAIL
Sign, date, and return the enclosed proxy card or voting instruction form.



IN PERSON
To attend the meeting in person, you will need proof of your share ownership and valid picture I.D.

Have your Notice of Internet Availability or proxy card in hand for the 16-digit control number.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL SHAREHOLDERS MEETING TO BE HELD MAY 6, 2026:

The annual meeting website provides an overview of the voting items, our Proxy Statement and annual report for viewing online or for downloading, and a link to vote your shares. This Proxy Statement, the Notice of Annual Meeting of Shareholders, and the enclosed proxy card are first mailed to shareholders beginning on or about March 26, 2026 and are available at: **www.sciannualmeeting.com**.

Table of Contents



Proxy Statement Summary



This summary highlights information contained in this Proxy Statement. This summary does not contain all of the information you should consider. Please read this entire Proxy Statement carefully before voting.

PROPOSAL 1

Election of Directors

✅ After 22 years of dedicated service, Alan R. Buckwalter has decided not to stand for reelection as a member of the Board. We are presenting a new Director nominee, Carl Loredo, for consideration by the shareholders at the Annual Shareholder Meeting. The Board of Directors recommends that Shareholders vote **"FOR"** each of the following nominees:

Director Nominees

Name Occupation	Independent	Director Since	Age	Other Public Boards[1]	Board Committee Composition
Anthony L. Coelho Former Majority Whip of the U. S. House of Representatives Independent business and political consultant	YES	1991	83	2	C E N
Jakki L. Haussler Founder and Chairwoman of the Board and former CEO, Opus Capital Management	YES	2018	68	3	A I
Thad Hill Former Executive Chairman of the Board, Calpine	YES	2025	58	1	A I
Carl Loredo President, Yum! Brands Pizza Hut U.S.	YES	NEW	49	None	NEW
Victor L. Lund Former CEO and Executive Chairman of the Board, Teradata Corporation	YES	2000	78	None	A E N
Ellen Ochoa Former Director, NASA Johnson Space Center Independent Director and Speaker	YES	2015	67	None	C I
Thomas L. Ryan Chairman and CEO, Service Corporation International	NO	2004	60	None	E
C. Park Shaper CEO of Seis Holdings LLC, a private investment holding company	YES	2022	57	1	C E N
Sara Martinez Tucker Former CEO, National Math + Science Initiative, a non-profit organization to improve student performance in STEM subjects	YES	2018	70	1	A N
Marcus A. Watts, Lead Independent Director Former President, The Friedkin Group	YES	2012	67	1	C E **N**

Ⓐ Audit Committee	Ⓔ Executive Committee	Ⓝ Nominating & Corporate Governance Committee
Ⓒ Compensation Committee	Ⓘ Investment Committee	🔵 Member ⚫ Chair

[1] See Director profiles beginning on page **15**, which include other public boards for each Director.

Director Snapshot

With the nomination of a new Director in 2026, if elected, we will have added five new Directors since 2018, reducing our Board's average age and tenure by four and eleven years, respectively. We added C. Park Shaper as a Director in 2022 and Thad Hill as a Director in 2025, and will nominate Carl Loredo as a new Director at this year's annual meeting. In 2023, we appointed a new Lead Director and replaced the Chairs of the Audit Committee and Investment Committee.



DIRECTOR AGE

Average age
66 years old

DIRECTOR TENURE

Average tenure
13 years

GENDER

Gender diversity
30% of the Board

ETHNICITY

Ethnic diversity
40% of the Board

1 - less than 50 years	**3** - 0 to 5 years	**3** - Female	**4** - Minority
3 - 50 to 60 years	**2** - 6 to 10 years	**7** - Male	**6** - Non-Minority
4 - 61 to 70 years	**5** - 10 years or more		
2 - 71 and over			

Director Independence	**Director Nominees Exhibit**	**Highly Engaged and Active Board**
• 9 out of 10 Directors are independent • 9 out of 10 Directors are non-management • Audit, Compensation, and Nominating and Corporate Governance Committees of SCI are composed entirely of Independent Directors • In 2023, Marcus Watts was named to serve as the **Lead Independent Director** (see page **25** for list of key duties and responsibilities of Lead Independent Director)	• Personal qualities such as self-awareness, respect, integrity, independence, and capacity to function effectively in challenging environments • Experience in various executive/senior leadership roles and proven records of success • Corporate governance knowledge and practices • Objectivity and sound judgment	• Actively involved with overseeing the Company's execution of its strategy and risk management • 98% combined meeting attendance record for Board and Board committee meetings in 2025 • 4 Board meetings in 2025 • 20 committee meetings in 2025

Our Director nominees possess a diverse mix of backgrounds, experience, and expertise (see page **21** for further information on the skills below):



FINANCIAL — 8/10

MARKETING/BRAND MANAGEMENT — 4/10

GOVERNMENT/ REGULATORY — 7/10

REAL ESTATE/BUSINESS DEVELOPMENT/M&A — 6/10

HUMAN CAPITAL MANAGEMENT — 8/10

RISK MANAGEMENT — 5/10

INVESTMENTS/FINANCIAL SERVICES — 4/10

TECHNOLOGY OR E-COMMERCE — 4/10

INDUSTRY — 4/10

Corporate Governance Highlights

Shareholder and Proxy Advisor Outreach

We have a long-established tradition of actively engaging with our shareholders through a robust outreach program. The Board and management prioritize open communication, valuing shareholder perspectives as an integral part of our corporate governance. We believe keeping an open line of communication has led to ongoing enhancements in our governance practices and disclosures. Throughout the year, we actively seek opportunities to connect with investors, exchanging valuable insights. Additionally, we conduct a formal outreach process with our top shareholders ahead of our annual meeting to gather feedback on corporate governance, executive compensation, environmental and social initiatives, long-term business strategy, and industry-specific concerns. When appropriate, certain directors also participate in direct shareholder discussions. Insights from these engagements are shared with the Board and management to inform decision-making and strategic direction.

In early 2025, we engaged with shareholders representing approximately 54% of the Company's common stock prior to our Annual Shareholder Meeting. We have made several governance changes over the years, taking into account the feedback and discussions we have with our investors, including adopting proxy access bylaw provisions in 2023 (see page **31** for further information). Through our ongoing shareholder outreach efforts, we gain opportunities to communicate how our decisions align with our strategic goals.

Investors continued to indicate support for our overall executive compensation program and viewed it as well-structured and aligned with performance. In 2024, we updated the Corporate Governance Guidelines and Audit Committee Charter to reflect a new provision limiting director service on public company boards and public company audit committees. Other topics discussed in meetings with our investors included Board independence and succession planning.

> We engaged in 2025 with shareholders representing approximately
>
> # 54%
>
> of the Company's common stock as part of our Proxy Outreach

Investor sentiment is very positive with respect to our enhanced environmental, social, and governance (ESG) disclosures included in our Sustainability Report that is published annually. Overall, shareholders are supportive of our focus on our employees and the communities we serve and are also appreciative of our enhanced disclosures and metrics.

Please see our 2025 Sustainability Report published in March 2026, which is available on our website at **https://investors.sci-corp.com**.[1]

[1] These reports, policies and disclosures, as well as those discussed elsewhere in this Proxy Statement, are not part of this Proxy Statement, are not "soliciting material," are not deemed filed with the SEC, and are not to be incorporated by reference into any of our filings with the SEC, whether made before or after the date of this proxy statement and irrespective of any general incorporation language therein, unless specifically identified in such filing as being incorporated by reference in such filing. Furthermore, references to our website URLs are intended to be inactive textual references only.

Board Leadership Refreshment

As we continue to listen and respond to investors, we understand the importance of fresh leadership perspectives within our Board of Directors. In 2023, Marcus Watts was named as our new Lead Independent Director and Jakki Haussler and Sara Martinez Tucker were named as Chairs of the Investment and Audit Committees, respectively. With these new leadership changes, three of our four Board committees are chaired by women that possess eight to eleven years of tenure with SCI. This affords the Board diverse perspectives at the leadership level combined with the highly valued experience and tenure throughout the various committees.

Adoption of Best Practices and Board Composition Changes

We have a strong track record of considering shareholder feedback and staying aligned with corporate governance best practices. The timeline below highlights key enhancements with respect to Board structure, shareholder rights, and executive compensation. We also remain dedicated to continually evaluating Board composition and committed to refining our disclosures to enhance transparency and accountability.

	Best Practices	Board Composition
2019	• Enhanced our disclosures around Environmental, Social, and Governance (ESG) • The Board made changes to the Company's Bylaws to permit the Chair of the Nominating and Corporate Governance Committee of the Board to preside over the Board meetings in the absence of the Board Chair and the Lead Director	• After 36 years of outstanding service on the Board of Directors, John Mecom decided not to seek another term as a Board member
2020-2021	• Updated the charter of the Nominating and Corporate Governance Committee of the Board reflecting its ESG oversight responsibilities • Strengthened the non-financial modifier, or ESG metric, for the Annual Performance Based incentive plan by increasing the online customer satisfaction rating threshold to 4.25 • Modified ROE threshold for the Performance Unit Plan	• After 32 years of faithful service, Cliff Morris decided not to seek another term as a Board member in 2021 • Ellen Ochoa was nominated as the Compensation Committee Chair in 2021. Alan Buckwalter transitioned off of the Compensation Committee in 2022
2022	• Published our first Sustainability report outlining our ESG initiatives and programs. Our current Sustainability Report is available on our website: **https://investors.sci-corp.com/** • Removed automatic single-trigger vesting upon change in control effective for equity awards granted in 2022	• C. Park Shaper was nominated and elected to the Board in 2022
2023-2024	• Adopted bylaw changes that provide shareholders proxy access rights (see page **37** for more information) • Adopted a new claw-back policy in 2023 (see page **45** for details) • Revised our existing insider trading policy (see page **45** for details)	• Sara Martinez Tucker and Jakki L. Haussler were named as Audit Committee and Investment Committee Chair, respectively, in 2023 • Marcus A. Watts was named to serve as the Lead Independent Director in 2023
2025	• Updated the Corporate Governance Guidelines and Audit Committee Charter to reflect a new provision limiting director service on public company boards and public company audit committees • Adopted bylaw changes that reduced risk of frivolous lawsuits, including shareholder ownership thresholds and a preferred forum provision	• After 38 years of dedicated service, W. Blair Waltrip decided not to stand for reelection as a Board member in 2025 • Thad Hill was nominated and elected to the Board in 2025
2026	• Present for shareholder approval a new equity incentive plan with a double-trigger change-in-control provision (see page **70** for details)	• After 22 years of dedicated service, Alan R. Buckwalter decided not to stand for reelection as a Board member in 2026 • We are pleased to present Director Nominee, Carl Loredo

Our best practices include:

- Majority voting standard in Director elections
- Annual Board and Committee evaluation process
- Board orientation and education program
- No shareholder rights plan or "poison pill"
- No single trigger vesting upon change in control
- Shareholders' (10%) ability to call special meetings

- Anti-hedging and anti-pledging policies applicable to all Directors and Officers
- Stock ownership and retention guidelines for Directors and Officers
- Limit director service on public company boards and public company audit committees

Environmental, Social, and Governance (ESG) Overview

The oversight of environmental and social matters, and the governance of these topics, is the responsibility of our Nominating and Corporate Governance Committee (NCGC). Since 2020, the NCGC reviewed matters presented by our ESG Steering Committee, which is a cross-functional committee of Company management, and addressed other related risks through various committee meetings. See page **30** for more details about the Board's oversight of ESG in our Corporate Governance section in this Proxy Statement. For more information on our ESG initiatives and programs, please refer to our Sustainability Report, which is available on our website at **https://investors.sci-corp.com**.

Our Social Matters

The approximately 25,000 associates we employ and the approximate 700,000 families we serve help guide our purpose and core values, making our Company's social impact deeply important to our work. Our associates' compassion, positive outlook, and enthusiasm heighten the level of care for the families we serve and propel our Company's continued success. We strive for a workplace where ideas are welcomed, efforts are recognized, suggestions are put into practice, and innovative programs are deployed.

We reach out to our associates for feedback throughout their employment at SCI using a variety of voluntary employee surveys in an effort to determine if we are meeting the needs and expectations of our workforce. In 2025, building on our past workplace surveys, we launched our We Listen Survey, which measures engagement across areas including recognition, growth, communication, and leadership. This employee survey will help drive company-wide initiatives and improvements.

In our first year using the new platform, we achieved an impressive average engagement score of 8.3 out of 10, placing us in the top 25% of the retail companies on the platform. This strong result underscores our commitment to fostering a high-trust, high-performance culture where associates feel valued, heard, and empowered to thrive.

At SCI, we also believe in supporting causes that enhance and promote the well-being of the communities we serve. Through strategic partnerships with multiple organizations, we make a difference in the communities where our associates and client families live, work, and play.

We believe in the power of inclusion, and we respect our fellow associates' work, ideas, perspectives, and backgrounds. Through programs such as our Associate Resource Communities (ARCs), colleagues with similar interests connect with others to foster inclusion and opportunity.

Our Corporate Governance Highlights

5	**3**	**9**	**9**
NEW DIRECTORS	**OF OUR COMMITTEE CHAIRS**	**OUT OF 10 DIRECTORS**	**OUT OF 10 DIRECTORS**
will have been added since 2018, which has decreased our Board's tenure by eleven years	are ethnically diverse women	are independent	are non-management

Our Cybersecurity Risk Management and Strategy

We have invested in building and maintaining a cybersecurity infrastructure to protect our information systems and secure our data from cyberattacks. This information security program features risk management strategies, security awareness training, security operations, incident response, security governance, third-party risk management, IT security risk management, security architecture, and vulnerability management. As part of our broader enterprise risk management system, cybersecurity risk is strategically reviewed, monitored, and managed alongside other enterprise risks on a regular basis.

Certain members of the Board of Directors have experience in oversight of cybersecurity risk management across different industries, including technology and finance. For more information on Board cybersecurity experience and risk oversight responsibilities, please see page **21** and page **30**.

Our Environmental Initiatives

As North America's leading provider of funeral, cremation, and cemetery services, we are making efforts to understand our impact and approach to environmental matters. We believe in the responsible use of natural resources to reduce adverse impacts on the communities in which we live and operate. We continue to support opportunities that reduce our environmental impact.

To support our sustainability journey, we have piloted initiatives that begin to measure factors that impact the environment including carbon emission outputs and energy consumption metrics. Our environmental stewardship continues to include assessing our water usage, exploring environmentally innovative technology, recycling waste materials, providing eco-friendly alternatives for families and protecting our 36,000 acres of green space. We support these efforts by collaborating with suppliers to align with our code of conduct and enhance our supply chain practices and policies.

To understand our use of natural resources and its potential impact on the environment, we have enabled methods to monitor and report on these resources. To accurately track and measure our energy usage, we implemented a utility usage reporting solution in 2023 to capture consumption across our almost 2,000 funeral homes, cemeteries and crematory locations. This system helps us to understand our energy consumption.

New reporting methods support our efforts to capture the data needed to monitor our carbon emissions footprint as well as purchased grid electricity for the applicable data coverage areas. With these new metrics, we are able to capture the percentage of renewable energy being consumed by our locations. Additionally, SCI has been converting energy contracts to renewable sources since 2019, and in 2025, approximately 20% of our electricity usage comes from these renewable sources.

We recognize that water is an important natural resource. We are dedicated to tracking at our funeral homes and cemeteries. We have developed methods to understand and report on our water usage from metered utilities and freshwater sources. We also monitor how much is recycled for irrigation purposes, and we have initiated water reduction pilots through implementation of new irrigation systems at select cemeteries with advanced water monitors and controls that create more efficient water usage.

We have included our greenhouse gas, electricity and water consumption metrics in our 2025 Sustainability Report, which is available on our website at **https://investors.sci-corp.com**.

We are currently exploring environmental opportunities regarding natural resource conservation, greenhouse gas emissions and energy efficiency technologies through the following initiatives:

- Piloting enhanced irrigation methods at select cemeteries.
- Introducing alternative, sustainable end-of-life options of human composting and water cremation at select locations.
- Continuous protective maintenance of 36,000 acres of green space.
- Planting trees based on select casket purchases.
- Continued conversion of electricity contracts to renewable sources since 2019.
- Recycling waste byproduct to aid in conserving natural resources and preventing unnecessary emissions.

For more information on our ESG initiatives and programs, please refer to our 2025 Sustainability Report, which is available on our website at **https://investors.sci-corp.com**.



PROPOSAL 2

The Board of Directors recommends that Shareholders vote **"FOR"** ratification of the selection of PricewaterhouseCoopers LLP ("PwC") as the independent registered public accounting firm of the Company.

Auditor Selection

Why we believe you should vote "FOR" PwC as our independent auditors:

PwC engagement:

- PwC has extensive knowledge of our unique industry and has demonstrated its capability and expertise as an Independent Registered Public Accounting Firm.
- PwC maintains independence and objectivity through 5-year audit partner rotations, strong internal control procedures, and regulatory oversight from PCAOB and SEC in addition to industry peer-reviewed audits. In line with this commitment, we transitioned to a new partner in 2025.
- Our Audit Committee and PwC regularly meet to discuss audit matters and provide updates outside the presence of management.
- Our Audit Committee reviews SCI's engagement letter and approves PwC's annual audit and non-audit fees.
- Approximately 95% of PwC fees incurred are audit-related.

YEAR-OVER-YEAR COMPARISON OF OUR AUDIT TO NON-AUDIT FEES



For more information in regard to the audit and non-audit fees, please see section titled "Audit Fees and All Other Fees" under Audit Committee Matters on page **33**.

 **PROPOSAL 3**

The Board of Directors recommends a vote **"FOR"** advisory approval of the resolution regarding compensation of our Named Executive Officers (as set forth in this Proxy Statement).

2025 Named Executive Officers' Compensation

Over the past several years, the Compensation Committee in conjunction with management has worked to improve the alignment of our compensation programs with the interests of our shareholders. In 2025, 81% of our CEO's compensation and 70% of the compensation of our other Named Executive Officers' (NEOs) was performance-based or stock-based compensation.

Component	Description	Highlights and Recent Changes
Annual Base Salary	• Fixed cash • Established based on a competitive range of benchmark pay levels	

Annual Performance-Based Incentive Compensation	• Performance-Based cash
	• Tied to the attainment of performance measures:
	  • **Normalized EPS**
	  • **Normalized Free Cash Flow per Share**
	  • **Comparable Preneed Production**
	• Established based on a competitive range of benchmark pay levels
		• **137%** payout percentage of target bonus for 2025 performance
		• 2020 plan introduced a customer centric metric, which is tied to Google star (customer satisfaction) ratings

Long-Term Incentive Compensation	(1/3) **Stock Options** • Vest at a rate of 1/3 per year	
	(1/3) **Restricted Stock:** • Vest at a rate of 1/3 per year	
	(1/3) **Performance-Based Units ("PUP"):** • Tied to measurement of three-year total shareholder return ("TSR") relative to constituents of the S&P MidCap 400® index and is governed by a normalized return on equity (ROE) benchmark floor also tied to the S&P MidCap 400® index • Long-term incentive compensation is established based on a competitive range of benchmark pay levels	• **93%** TSR performance settlement factor for 2023-2025 performance cycle • Units are denominated in shares instead of dollars • **Removed single-trigger** vesting upon change in control effective for equity awards granted in 2022 and forward
Other Compensation	**Retirement Plans:** • Executive Deferred Compensation Plan • 401(k) Plan **Perquisites and Personal Benefits:** • Reasonable benefits provided	

% OF 2025 COMPENSATION FOR CEO AND OTHER NEOs



CEO: 9% Annual Base Salary, 17% Annual Performance-Based Incentive Compensation, 64% Long-Term Incentive Compensation, 10% Other Compensation

OTHER NEO: 18% Annual Base Salary, 23% Annual Performance-Based Incentive Compensation, 47% Long-Term Incentive Compensation, 12% Other Compensation

Legend:
- Annual Base Salary
- Annual Performance-Based Incentive Compensation
- Long-Term Incentive Compensation
- Other Compensation

Pay for Performance Alignment

A significant portion of the compensation of our NEOs is directly linked to the Company's performance, as demonstrated in the historical payouts related to our annual and long-term incentive plans. Below is a graph aligning CEO pay and performance, using the five-year total shareholder return. The Company realized total shareholder return (TSR) of 72% over the last five fiscal years.



Corporate Governance at Service Corporation International



PROPOSAL 1

Election of Directors

 The Board of Directors recommends that Shareholders vote **"FOR"** each of the following nominees:

Set forth below are profiles for each of the ten candidates nominated by the Nominating and Corporate Governance Committee of the Board of Directors, for election by shareholders, at this year's Annual Meeting for a one-year term expiring at the 2027 annual meeting. Directors are elected by a majority of votes cast at the meeting. This year, after 22 years of dedicated service, Alan Buckwalter has decided not to stand for reelection as a member of the Board and we are presenting a new Director nominee, Carl Loredo.

Director Nominees

Anthony L. Coelho, 83
INDEPENDENT

Director Since: 1991

Committees:
Compensation, Executive, Nominating and Corporate Governance

Occupation:
Former Majority Whip of the U.S. House of Representatives, Independent business and political consultant

Education:
Loyola University Los Angeles

Skills & Qualifications:
   

DIRECTOR SUMMARY

Tony Coelho's successful role as President and CEO of a multi-billion financial services company provides the Board with financial, investing, and senior leadership expertise. His experience on the Board has allowed him to develop a robust understanding of our unique industry. His political experience and expertise provide unique insights into government, public policy matters, and regulatory issues. Additionally, he has significant corporate governance knowledge developed by current and past service on the boards of other publicly traded companies.

PRIOR POLITICAL EXPERIENCE
- Chairman of the President's Committee on Employment of People with Disabilities (1994-2001)
- General Chairman of Al Gore's Presidential campaign (1999-2000)
- Majority Whip (1987-1989)
- Member of U.S. House of Representatives (1978-1989); original sponsor/author of the Americans With Disabilities Act

PRIOR BUSINESS EXPERIENCE
- President/CEO of Wertheim Schroder Financial Services, grew $800 million firm to $4.5 billion over 6 years (1990-1995)

CURRENT PUBLIC COMPANY BOARDS
- Board Chairman, Esquire Financial Holdings, Inc.
- EVO Transportation & Energy Services, Inc.

PAST PUBLIC COMPANY BOARDS
- Chairman, Cyberonics
- Chairman, Circus Circus Enterprises (now MGM Mirage)
- Chairman, ICF Kaiser International, Inc.
- AudioEye, Inc.
- Warren Resources, Inc.

FORMER POSITIONS
- Former Chairman of the Epilepsy Foundation

Jakki L. Haussler, 68
INDEPENDENT

Director Since: 2018

Committees:
Audit, Investment (Chair)

Occupation:
Founder and Chairwoman of the Board, Opus Capital Management (since 1996), an independent registered investment advisor, providing investment solutions to institutions and high-net worth individuals

Education:
University of Cincinnati
Salmon P. Chase College of Law, Northern Kentucky University

Skills & Qualifications:
    

DIRECTOR SUMMARY

Jakki Haussler has expertise in finance, portfolio management, and senior leadership experience as founder and Chairwoman of Opus Capital Management. Her expertise and experience provides background in investments and equity funds. Her experience as Partner in Adena Ventures provides insight into business development and M&A activity. Her other board positions have given her exposure to different industries and varying approaches to governance and issue resolution.

PRIOR BUSINESS EXPERIENCE
- CEO Opus Capital Management (1996-2019)
- Managing Director, Capvest Venture Fund, LP (2000-2011) a private equity fund for growth and expansion stage companies
- Partner, Adena Ventures, LP (1999-2010) a private equity fund targeting underserved markets

CURRENT PUBLIC COMPANY BOARDS
- Ingram Micro Holding Company
- Morgan Stanley Funds
- Vertiv Holding Co.

OTHER POSITIONS
- Member, Board of Directors, The Victory Funds
- Member/Founder, Chase College of Law, Transaction Law Practice Center
- Board of Visitors, Chase College of Law
- Member, Northern Kentucky University Foundation Investment Committee

PAST PUBLIC COMPANY BOARDS
- Cincinnati Bell, Inc.
- Best Transport, Inc. (now Descartes Systems Group, Inc.)
- Barnes Group Inc.

 Financial    Marketing/Brand Management    Government/Regulatory    Human Capital Management    Risk Management

 Industry    Investments/Financial Services    Technology or e-Commerce   Real Estate/Business Development/M&A

see page **21** for further information on skills

Thad Hill, 58
Director Since: 2025

INDEPENDENT

Committees:
Audit, Investment

Occupation:
Former Executive Chairman of the Board, Calpine

Education:
Vanderbilt University
MBA, Amos Tuck School, Dartmouth College

Skills & Qualifications:

  

DIRECTOR SUMMARY

Thad Hill's extensive leadership experience, including his prior role as former Executive Chairman and CEO of Calpine, provides the Board with an expertise in energy markets and operational management. His tenure in executive roles in the power industry has provided him with expertise in strategic growth and business development. His consulting background further enhances his insight into corporate strategy and financial analysis. Additionally, his service on other boards and various nonprofit organizations brings valuable governance expertise to SCI.

PRIOR BUSINESS EXPERIENCE
- CEO, Calpine (2014-2024)
- Variety of operational management roles, Calpine (2008-2013)
- NRG Energy (2006 -2008), President, NRG Texas (2007-2008)
- Executive Vice President of Strategy and Business Development, Texas Genco LP (2005-2006)
- Partner and Managing Director, Boston Consulting Group Inc (1995-2005)

CURRENT PUBLIC COMPANY BOARDS
- J.B. Hunt

OTHER POSITIONS
- Member and Former Chairman, Greater Houston Partnership Board
- Member, Alfred P. Sloan Foundation Board of Trustees
- Member, Tuck MBA Advisory Board

PAST PUBLIC COMPANY BOARDS
- Executive Chairman, Calpine

Carl Loredo, 49
Director Since: NEW

INDEPENDENT

Committees:
None

Occupation:
President, Pizza Hut, LLC (a Yum! Brands, Inc. subsidiary), operating over 26,000 restaurant outlets in 100+ countries worldwide

Education:
The University of Texas at Austin
MBA, McCombs School of Business, The University of Texas at Austin

Skills & Qualifications:

   

DIRECTOR SUMMARY

Carl Loredo's leadership experience in consumer brand management and business transformation provides the Board with valuable digital marketing and operational insights. He is a strong resource for strategic planning and customer-focused growth gained from his senior executive roles as President of Yum! Brands' Pizza Hut U.S. and Wendy's former Global Chief Marketing Officer. His proven track record driving revenue expansion and leading major initiatives is expected to contribute meaningfully to the Company's long-term strategy. Furthermore, he brings corporate leadership expertise developed through senior roles in the consumer and retail sectors, with strength in data-driven and digital marketing and brand revitalization initiatives.

PRIOR BUSINESS EXPERIENCE
- Global Chief Marketing Officer, Wendy's Company (2023-2024)
- Chief Marketing Officer, Wendy's Company (2019-2023)
- Vice President, Brand Strategy, Wendy's Company (2016-2019)
- Vice President, Marketing Arm, Inc., part of Omnicom Media Group (2012-2015)
- Chief Marketing Officer, Craftmade International (2009-2011)
- Vice President, Marketing, Craftmade International (2007-2009)
- Chief Marketing Officer, Senior Product Manager, Doritos Brand, and various management roles, Frito-Lay, Inc., division of PepsiCo (2003-2007)

 Financial    Marketing/Brand Management    Government/Regulatory    Human Capital Management    Risk Management

 Industry    Investments/Financial Services    Technology or e-Commerce    Real Estate/Business Development/M&A

see page **21** for further information on skills

Victor L. Lund, 78
Director Since: 2000   **INDEPENDENT**

Committees:
Audit, Executive, Nominating and Corporate Governance

Occupation:
Former President, CEO, and Executive Chairman of the Board, Teradata Corporation

Education:
The University of Utah
MBA, The University of Utah

Skills & Qualifications:
   

DIRECTOR SUMMARY

Victor Lund's years of senior executive experience and leadership such as his former position of CEO and Executive Chairman of Teradata provide the Board with invaluable experience in technology and technological processes. His tenure on the Board has allowed him to develop a robust understanding of our unique industry. As a former auditor who also worked in various corporate finance positions, he possesses an extensive understanding of financial reporting and auditing practices. Furthermore, his service on other boards provide SCI with valuable corporate governance expertise.

PRIOR BUSINESS EXPERIENCE
- Executive Chairman (2019-2020) & President and CEO (2016-2018), Interim CEO (2019-2020), Teradata Corporation
- Chairman, DemandTec, a software company (2006-2012)
- Chairman, Mariner Healthcare, Inc. (2002-2004)
- Vice Chairman, Albertsons, Inc. (1999-2002)
- 22-year career with American Stores Company in various positions including Chairman, CEO, CFO and Corporate Controller (1977-1999)
- Audit CPA, Ernst & Ernst (1972-1977)

OTHER POSITIONS
- Member, Board of Directors, ALSCO

PAST PUBLIC COMPANY BOARDS
- Teradata Corporation
- DemandTec
- Delta Airlines
- Del Monte Foods, Inc.
- Mariner Healthcare, Inc.
- Albertsons, Inc.
- American Stores Company
- NCR Corporation

Ellen Ochoa, 67
Director Since: 2015   **INDEPENDENT**

Committees:
Compensation (Chair), Investment

Occupation:
Former Director of NASA and Independent Director and Speaker

Education:
San Diego State University
MS, PhD (Electrical Engineering), Stanford University

Skills & Qualifications:
   

DIRECTOR SUMMARY

Ellen Ochoa's background with NASA and other governmental entities provides the Board with extensive technology and government/regulatory experience and insight. The senior leadership experience gained through her role as Director of NASA's Johnson Space Center provides the Board with strategic planning, management of large projects, personnel development, and capital allocation expertise. Her many other positions include oversight activities such as financial stewardship and organizational governance.

PRIOR BUSINESS EXPERIENCE
- Director of NASA Johnson Space Center (2013-2018); Astronaut at NASA Johnson Space Center (1990-2012), first Hispanic female astronaut with nearly 1,000 hours in space
- Branch Chief and Research Engineer, NASA Ames Research Center (1988-1990)
- Researcher, Sandia National Laboratories (1985-1988)

OTHER POSITIONS
- Member, Board of Directors, SRI International
- Member, National Academy of Engineering
- Member, Board of Directors, Mutual of America
- Member, Board of Directors, Gordon and Betty Moore Foundation
- Fellow, American Institute of Aeronautics and Astronautics
- Fellow, American Association for the Advancement of Science
- Director Emerita (former Vice Chair) Manned Space Flight Education Foundation

FORMER POSITIONS
- Former Chair Board Governance, National Science Board (Special Government Employee)
- Former Chair, Nomination Evaluation Committee, National Medal of Technology & Innovation
- Former Member, Board of Directors, Federal Reserve Bank of Dallas
- Former Member Board of Trustees, Stanford University
- Former Member, Board of Directors, NVIDIA

 Financial    Marketing/Brand Management    Government/Regulatory    Human Capital Management    Risk Management

 Industry    Investments/Financial Services    Technology or e-Commerce   Real Estate/Business Development/M&A    see page **21** for further information on skills

Thomas L. Ryan, 60

NON-INDEPENDENT

Director Since: 2004

Committees:
Executive (Chair)

Occupation:
Chairman (since 2016) and CEO
(since 2005) of SCI

Education:
The University of Texas at Austin

Skills & Qualifications:

   

DIRECTOR SUMMARY

Thomas L. Ryan's 29-year career with SCI has instilled a deep understanding of our industry and strategic insights as well as strong leadership skills. He has demonstrated operational execution and long-term strategic direction, including leadership of significant acquisitions and capital allocation decision-making, as well as risk management. His service with other publicly traded company boards has given him valuable insight into corporate governance and diverse approaches to key issues.

PRIOR BUSINESS EXPERIENCE

- CEO European Operations, SCI (2000-2002)
- Variety of financial management roles, SCI (1996-2000)

OTHER POSITIONS

- Board Member, Riptide Waters, LLC
- Board Member, University of Texas McCombs Business School Advisory Council
- Senior Member, University of Texas MD Anderson Cancer Center Board of Visitors
- Member, The Wortham Foundation, Inc. Board of Trustees

PAST PUBLIC COMPANY BOARDS

- Texas Industries
- Chesapeake Energy
- Weingarten Realty Investors

FORMER POSITIONS

- Former Chairman and Member of the Board of Trustees, United Way of Greater Houston
- Former Board Member, Genesys Works
- Former Chairman and Member of the Board of Directors, Young Presidents' Organization Gold Houston Chapter

C. Park Shaper, 57

INDEPENDENT

Director Since: 2022

Committees:
Compensation, Executive, Nominating and Corporate Governance

Occupation:
CEO of Seis Holdings LLC, a private investment holding company (2013-present)

Education:
Stanford University
MBA, Northwestern University, J.L. Kellogg Graduate School of Management

Skills & Qualifications:

    

DIRECTOR SUMMARY

C. Park Shaper's extensive leadership background includes his role as CEO of Seis Holdings LLC, a private investment holding company, a position he has held since 2013; as well as positions of increasing responsibility at Kinder Morgan from 2000-2013, including Vice President and CFO in 2000, a member of the Office of the Chairman in 2003, Executive Vice President in 2004, and President from 2005 to 2013. Prior to Kinder Morgan, Mr. Shaper held positions as President of Altair Corporation and Vice President and CFO of First Data Analytics. His broad experience provides the Board with invaluable leadership and financial experience, as well as strategy and management expertise. He has also served on the board of directors of various public companies with service on audit, compensation, and nominating and corporate governance committees.

PRIOR BUSINESS EXPERIENCE

- President, Kinder Morgan, Inc. (2005-2013)
- Variety of financial management roles, Kinder Morgan, Inc. (2000-2005)
- President and Director, Altair Corporation (1999)
- VP and CFO First Data Analytics (1997-1999)

CURRENT PUBLIC COMPANY BOARDS

- Kinder Morgan, Inc.

OTHER BOARD POSITIONS

- Chair, Texas Children's Board of Trustees
- Member, Board of Overseers of the Hoover Institution at Stanford University
- Member, Board of Advisors of the Baker Institute at Rice University

PAST PUBLIC COMPANY BOARDS

- Sunnova Energy International, Inc.
- Weingarten Realty
- Star Peak Energy Transition Corp.
- Star Peak Corp. II

 Financial  Marketing/Brand Management  Government/Regulatory  Human Capital Management  Risk Management

 Industry  Investments/Financial Services  Technology or e-Commerce Real Estate/Business Development/M&A

see page **21** for further information on skills

Sara Martinez Tucker, 70   INDEPENDENT

Director Since: 2018

Committees:
Audit (Chair), Nominating and Corporate Governance

Occupation:
Former CEO, National Math & Science Initiative, a non-profit organization to improve student performance in STEM (Science, Technology, Engineering, and Math) subjects

Education:
The University of Texas at Austin
MBA, McCombs School of Business, The University of Texas at Austin

Skills & Qualifications:

   

DIRECTOR SUMMARY

Sara Martinez Tucker has extensive knowledge and experience gained through her various executive leadership roles. Her most recent executive experience and her role as the chair of a board business and technology committee provides the Board with invaluable experience and expertise in technology. She also provides strong leadership and executive experience through her previous role as Vice President with AT&T. Her background serving as the Department of Education's undersecretary has given her specific insight into governmental processes and human capital management, as well as exposure to a variety of regulatory issues. Further, she possesses significant corporate governance knowledge developed by current and past service on the boards of other publicly traded companies.

PRIOR BUSINESS EXPERIENCE
- Vice President, AT&T (1991-1996)

CURRENT PUBLIC COMPANY BOARDS
- American Electric Power

OTHER POSITIONS
- Member, University of Notre Dame's Board of Fellows and Board of Trustees
- Board Member, Nationwide Mutual Insurance Company

PAST PUBLIC COMPANY BOARDS
- Cornerstone OnDemand, Inc.
- Xerox Corporation
- Sprint Corporation

FORMER POSITIONS
- CEO, National Math & Science Initiative (2013-2015)
- Former Chair (2017-2018), University of Texas System Board of Regents (2015-2019)
- Under Secretary of Education in the U.S. Department of Education (2006-2008)

Marcus A. Watts, 67   LEAD INDEPENDENT

Director Since: 2012

Committees:
Compensation, Executive, Nominating and Corporate Governance (Chair)

Occupation:
Former President, The Friedkin Group

Education:
Texas A&M University
Harvard Law School

Skills & Qualifications:

    

DIRECTOR SUMMARY

Marcus Watts' executive role as former President of The Friedkin Group provides the Board with senior leadership expertise and experience from oversight of various branded business interests. His previous role as Vice Chair and Managing Partner-Houston of Locke Lord LLP, provides the Board with extensive regulatory and government experience. Additionally, he possesses significant marketing, brand management, and corporate governance knowledge developed by current and past service on the boards of other private and publicly traded companies. Uniquely, Mr. Watts also possesses rare and valuable industry experience through his extensive prior service as independent counsel to the Company as well as other entities engaged in the deathcare industry.

PRIOR BUSINESS EXPERIENCE
- Vice Chair and Managing Partner-Houston, Locke Lord LLP (1984-2010) with a focus on corporate and securities law, governance, and related matters

CURRENT PUBLIC COMPANY BOARDS
- Coterra Energy, Inc.

CURRENT OTHER BOARD POSITIONS
- Board Member, Highland Resources, Inc. (private real estate company)

PAST OTHER BOARD POSITIONS
- Former Chairman, Greater Houston Partnership
- Former Chairman, Board of Trustees, United Way of Greater Houston
- Former Board Chair, Federal Reserve Bank of Dallas (Houston Branch)

PAST PUBLIC COMPANY BOARDS
- Complete Production Services, Inc. (2007-2012), acquired by Superior Energy Services
- Cornell Companies (2001-2005)

 Financial    Marketing/Brand Management    Government/Regulatory    Human Capital Management    Risk Management

 Industry    Investments/Financial Services    Technology or e-Commerce    Real Estate/Business Development/M&A

see page **21** for further information on skills

Consideration of Director Nominees

The Nominating and Corporate Governance Committee understands that the Board member recruitment process is critical to providing strategic perspective while also bringing specific experience and expertise to a broad range of issues. Directors that reflect a diverse breadth of skills, experiences, perspectives, and personal characteristics are desired to provide a healthy environment for innovation and risk mitigation.

In discharging its responsibilities, the Committee considers candidates for Board membership suggested by its members and other Board members, as well as management and shareholders. In the past, the Committee has also retained a third-party executive search firm to identify candidates.

The Committee considers many factors when evaluating a potential candidate including the current composition of the Board, the balance of independent Directors and the need for particular areas of expertise.

Currently the collective competencies include:

- Accounting and finance
- Industry knowledge
- Strategic insight
- Understanding and fostering leadership
- Business judgment and executive/senior management expertise
- Diverse experiences and backgrounds

Once the Nominating and Corporate Governance Committee has identified a prospective nominee, the Committee will consider the available information concerning the nominee, including the Committee's own knowledge of the prospective nominee, and may seek additional information or an interview. If the Committee determines that further consideration is warranted, the Committee will evaluate the prospective nominee against the standards and qualifications set out in the Company's Corporate Governance Guidelines. The Company's Corporate Governance Guidelines include personal characteristics and collective core competencies.

The personal characteristics sought in prospective candidates include the following:

- Integrity, character, and accountability
- Ability to provide wise and thoughtful counsel on a broad range of issues
- Financial literacy and ability to read and understand financial statements and other indices of financial performance
- Ability to work effectively with mature confidence as part of a team
- Ability to provide counsel to management in developing creative solutions and in identifying innovative opportunities
- Commitment to prepare for and attend meetings and to be accessible to management and other Directors

After completing this evaluation process, the Committee makes a nomination recommendation to the full Board. The Board determines the nominee after considering the recommendation and report of the Committee.

In 2023, the Board of Directors adopted a bylaw change that provides shareholders a proxy access right for director nominations (see page **31** for more information).

Director Qualifications, Skills, and Experience

The Nominating and Corporate Governance Committee of the Board of Directors requires that certain general qualifications are met to serve on the Board. The Board believes that each of the nominees presented possess these general qualifications. In addition to the general qualifications, there are other unique qualifications important to serving on our Board, which are outlined in the table below. The mix of general and unique qualifications combined with each nominee's background, experience, and expertise allows us to have an effectively functioning Board that is well-equipped in its oversight capacity as stewards of the Company.

The following table describes the specific qualifications of our Board and desired skills and experience:

Element & Qualification	Description
Financial	SCI uses a broad set of financial metrics to measure its performance. Accurate financial reporting and robust auditing are critical to our success. We expect all of our Directors to have an understanding of finance, financial reporting processes, and internal controls.
Government/ Regulatory	We operate in a heavily regulated industry. Directors with backgrounds in law or in government positions provide experience and insights that assist us in legal and regulatory compliance matters and in working constructively with governmental and regulatory organizations.
Human Capital Management	SCI has a large workforce, which is an important asset and key resource for the Company. Therefore, we seek individuals with experience in employee development, recruitment of key talent/personnel, succession planning, and oversight of Company culture.
Industry	The funeral and cemetery industry is unique and industry experience is rare. Directors with prior industry experience can help shape and develop the Company's strategy.
Investments/ Financial Services	Knowledge of financial markets, investment activities, and trust and insurance operations assists our Directors in understanding, advising on, and overseeing our investment strategies. Our trust investments as of December 31, 2025 include $8.2 billion in preneed funeral and cemetery trusts and $1.6 billion in related receivables that are part of our $17.0 billion backlog of future revenue.
Marketing/ Brand Management	We employ a multi-brand strategy and also rely heavily on marketing our products and services on a preneed basis. Directors with marketing experience and/or brand management experience provide expertise and guidance as we seek to expand brand awareness, enhance our reputation, and increase preneed sales.
Real Estate/Business Development/ Mergers and Acquisitions (M&A)	We own a significant amount of real estate and we seek to grow through acquisitions and development of new business operations. Directors with experience in real estate provide insight into our tiered product/pricing strategy for our cemeteries as well as advice on best uses of our real estate. Directors with backgrounds in business development and M&A provide insight into developing and implementing strategies for growing our business.
Risk Management	As a large corporation, we must effectively manage our enterprise risks to ensure long-term value. We seek Directors with experience in assessing and managing financial, operational, social, and other risks significant to the Company.
Technology or e-Commerce	Directors with education or experience in relevant technology, including cybersecurity, are helpful in understanding our efforts to enhance the customer experience as well as improve our internal processes and operations.

Although the members of our Board each embody a broad range of backgrounds, experience, and expertise, the table below is intended to highlight only the top five qualifications for each Board member and the director nominee. These same skills/qualifications are also included in the Director's profiles as set forth in Proposal 1: Election of Directors.

Skill/Qualification	Coelho	Haussler	Hill	Loredo	Lund+	Ochoa+	Ryan	Shaper	Tucker+	Watts*+
Financial		●	●	●	●	●	●	●	●	
Government/Regulatory	●	●	●			●	●		●	●
Human Capital Management	●		●	●	●	●	●		●	●
Industry	●				●		●			●
Investments/Financial Services	●	●					●	●		
Marketing/Brand Management	●	●		●						●
Real Estate/Business Development/M&A		●	●	●	●		●	●		
Risk Management			●			●		●	●	●
Technology or e-Commerce				●	●	●			●	
Board Diversity										
Gender Identity										
Male	●		●	●	●		●	●		●
Female		●				●			●	
Race/Ethnicity										
White	●		●		●		●	●		●
African American or Black		●								
Hispanic				●		●			●	

*   Lead Independent Director

+   Director has experience conducting oversight of cybersecurity risk management across different industries.

Director Independence

The Board conducts an annual review and affirmatively determined 9 of the current 10 Directors and director nominee are "independent" as defined by the standards of the NYSE and SCI's Corporate Governance Guidelines. Thomas L. Ryan is considered a non-independent Director.

Director Compensation

Our Corporate Governance Guidelines provide for compensation for our non-employee Directors' services. Thomas L. Ryan, who is also a paid executive Officer of the Company, does not receive additional compensation for serving on the Board. Annual compensation for our non-employee Directors includes cash and stock-based equity compensation.

Maintaining a market-based compensation program for our non-employee Directors enables the Company to attract and retain qualified members to serve on the Board. With the assistance of Meridian Compensation Partners, LLC ("Meridian"), the Nominating and Corporate Governance Committee periodically reviews our non-employee Director compensation levels and practices and compares them to comparable general industry companies in a revenue size and market capitalization range similar to SCI to ensure they are aligned with market practices, as well as to data presented in the annual NACD Director Compensation Report.

Components of Board Compensation:

- The annual Board cash retainer is $100,000.
- Additional cash retainers for leadership positions on the Board are as follows:
  - Lead Independent Director - $30,000
  - Audit Committee Chair - $25,000
  - Compensation Committee Chair - $20,000
  - Investment Committee Chair - $15,000
  - Nominating and Corporate Governance Committee (NCGC) Chair - $15,000
- Annual stock grants are based on a target value of $190,000 per Director.

The Compensation Committee believes our total Director compensation package is competitive with market practices and is fair and appropriate in light of the responsibilities and obligations of our non-employee Directors. The following table sets forth non-employee Director compensation for 2025, which was approved by the Nominating and Corporate Governance Committee.

2025 DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash	Stock Awards[1]	Total
Alan R. Buckwalter	$100,000	$190,008	$290,008
Anthony L. Coelho	100,000	190,008	290,008
Jakki L. Haussler, *Investment Committee Chair*	115,000	190,008	305,008
Victor L. Lund	100,000	190,008	290,008
Ellen Ochoa, *Compensation Committee Chair*	120,000	190,008	310,008
C. Park Shaper	100,000	190,008	290,008
Sara Martinez Tucker, *Audit Committee Chair*	125,000	190,008	315,008
W. Blair Waltrip[2]	25,000	—	25,000
Marcus A. Watts, *NCGC Committee Chair and Lead Independent Director*	145,000	190,008	335,008
Thad Hill	100,000	190,008	290,008

[1] Amounts in the Stock Awards column represent the annual stock grants based on a target value of $190,000 per Director.

[2] W. Blair Waltrip did not stand for election to the Board in 2025. His compensation above reflects amounts paid to him in 2025 while he was still an elected director.

Director Ownership of SCI Stock

Stock ownership has a critical role in aligning the interests of Directors with those of our shareholders. The Company's Corporate Governance Guidelines contain a policy to encourage the Directors to own SCI stock. Under the guidelines each Director is encouraged to hold SCI common stock with a fair market value of at least $500,000 within five years of the Director's initial election to the Board. Measurement of stock ownership against the guidelines will be calculated once a year based on the valuation of the shares held at year-end utilizing the closing price of SCI common stock on the last trading day of the previous year ($77.97 per share at December 31, 2025 or a minimum shareholding of 6,413 shares for 2026). The following graphic presents the current holdings for our Directors as of March 9, 2026. Further details are provided in the tables of Director and Officer shareholdings listed under "Voting Securities and Principal Holders."

SCI COMMON SHARES BENEFICIALLY OWNED



AT MARCH 9, 2026, 90% OF DIRECTORS HAVE EXCEEDED THEIR OWNERSHIP GUIDELINE LEVELS FOR 2026.

Board Structure and Operations

Leadership Structure

Over the past several years, we have enhanced our Board composition and governance framework, reflecting a deliberate focus on industry experience, refreshment, tenure, and strong independent oversight. Thomas L. Ryan, serving in the role of Chairman, allows our Chief Executive Officer to effectively guide the Board utilizing the insight and perspective he has gained leading the Company. In addition, our Chief Executive Officer has the necessary experience, commitment, and support of the other Board members to carry out the role of Chairman effectively. His in-depth knowledge of our Company, our growth, and historical development, coupled with his extensive industry expertise and significant leadership experience, make him particularly qualified to lead discussions at the Board level on important matters affecting the Company.

Marcus A. Watts, serves as our Lead Independent Director. His unique background, including 26 years as a corporate and securities and governance lawyer, followed by 15 years of experience in strategic execution as President of the Friedkin Group, have made him particularly valuable in his role, providing the Board with seasoned counsel on governance best practices, strategy, and effective oversight processes. His leadership highlights the Board's commitment to maintaining high governance standards and a focus on the company's long-term strategy.

Since 2018, we have meaningfully refreshed our Board through the addition of new independent directors and the retirement of several long-tenured members. In 2018, Jakki L. Haussler and Sara Martinez Tucker joined the Board. In 2022, C. Park Shaper was nominated and elected to the Board. In 2025, Thad Hill was elected to the Board, and in 2026, Carl Loredo was nominated to serve as a director. Each of these new directors brings valuable expertise and diverse perspectives to the Board.

In 2023, Sara Martinez Tucker and Jakki L. Haussler were named Chair of the Audit Committee and Investment Committee, respectively. Three of our four Board committees are chaired by women with eight to eleven years of tenure at SCI, providing experienced leadership while reflecting our continued commitment to diverse backgrounds, refreshment, and governance excellence.

This strategic Board evolution has improved the overall tenure profile of our directors while preserving institutional knowledge and continuity. The result is a balanced mix of experienced directors and newer members who contribute fresh insights, strengthening our overall governance profile.

Lead Independent Director



Marcus A. Watts
LEAD INDEPENDENT DIRECTOR

KEY DUTIES AND RESPONSIBILITIES OF LEAD INDEPENDENT DIRECTOR

- Preside over all independent director executive sessions held on a regular basis
- Serve as liaison to the Chairman of the Board
- Engage in performance evaluation of Directors and CEO
- Interview Director candidates
- Communicate with shareholders as needed
- Consult with committee chairs
- Authorized to call a special meeting of the Directors
- Work with the Chairman on Board agenda, information, and meeting schedules

The Lead Independent Director's role is critical to ensure the Board is able to carry out its responsibilities effectively and independently of management. Based on shareholder feedback, we strengthened the responsibilities of the Lead Independent Director through provisions to the Company's Bylaws to permit the Lead Director to call a special meeting of the Board and preside over Board meetings in the absence of the Chairman of the Board.

The authority and responsibilities of the Lead Independent Director include, but are not limited to, the following:

- ***Call meetings of the Board.*** The Lead Independent Director is authorized to call meetings of the Board, upon proper notice given to the members in accordance with the Bylaws.
- ***Preside over executive sessions.*** The Lead Independent Director presides at any meetings of the Board at which the Chair is not present, including all meetings and executive sessions of the independent Directors.
- ***Serve as liaison to the Chair.*** The Lead Independent Director serves as the principal liaison between the independent Directors and the Chair. The Lead Independent Director is available to discuss any concerns the other independent Directors may have and to relay those concerns to the Chairman of the Board.
- ***Board information, agendas, and meeting schedules.*** The Lead Independent Director consults with the Chair regarding the information sent to the Board, including the quality, quantity, appropriateness, and timeliness of such information and consults with the Chair on the scheduling of Board meetings and setting their agendas.
- ***Engage in performance evaluation of Directors and CEO.*** The Lead Independent Director works with the Nominating and Corporate Governance Committee in the process of evaluating the performance of the CEO and the Directors, including delivering evaluation feedback to them.
- ***Interview Director candidates.*** The Lead Independent Director interviews Director candidates along with members of the Nominating and Corporate Governance Committee.
- ***Communicate with shareholders.*** As requested and deemed appropriate, the Lead Independent Director is available for consultation and direct communication with shareholders and other stakeholders.
- ***Serve as the Board Chair on an interim basis.*** The Lead Independent Director will serve as the Chair on an interim basis in the event of the death or disability of the Chair or if circumstances arise in which the Chair may have an actual or perceived conflict of interest.
- ***Perform other duties as requested.*** The Lead Independent Director performs such other duties as the Board may from time to time delegate to assist the Board in fulfilling its responsibilities.
- ***Consult with Committee Chairs.*** In performing the duties described above, the Lead Independent Director is expected to consult with the Chairs of the appropriate Board committees as needed and solicit their participation to avoid diluting the authority or responsibilities of such Committee Chairs.

Our Lead Independent Director improves corporate performance by taking responsibility for enhancing Board performance, building a productive relationship with the Chief Executive Officer, and supporting effective communications with shareholders. In 2016, we created role of Lead Independent Director and appointed Anthony Coelho, who served the Board in this role for seven years. In 2023, Marcus Watts was named as our new Lead Independent Director.

Board Composition and Meetings

Independent Directors currently comprise 90% of the Board. Following the 2026 Annual Meeting, if the shareholders elect each Director nominee, independent Directors will also comprise 90% of the Board. The Audit, Compensation, and Nominating and Corporate Governance Committees of the Board are all composed entirely of Directors who are "independent" as defined by the standards of the NYSE and SCI's Corporate Governance Guidelines. The full Board meetings had 98% attendance, and each individual committee's meetings in 2025 had at least 94% attendance by the relevant Directors. Although the Board does not have a policy on Director attendance at annual meetings, all of the Board members attended the Company's 2025 Annual Meeting of Shareholders.

SCI 2025 BOARD MEETINGS AND DIRECTOR ATTENDANCE

Number of Meetings



Board	4	98%
Audit	8	97%
Compensation	4	100%
Nominating and Corporate Governance	4	100%
Investment	4	94%

% = percentage of meetings attended by SCI Directors

There were no material issues or circumstances in 2025 that required an Executive Committee meeting.

Executive Sessions

At the end of every regularly scheduled Board meeting, the Board meets in an executive session attended only by non-management Directors and without management present. The Lead Independent Director chairs these executive sessions. Shareholders and other interested parties may communicate to the Lead Independent Director any comments to the non-management Directors, using the following address: Service Corporation International, Lead Independent Director c/o Office of Corporate Secretary, 1929 Allen Parkway, Houston, TX 77019, or by email to **leaddirector@sci-us.com**.

Board Committees

As part of its annual Board and committee evaluation process, the Board reviews its committee structure and committee responsibilities ensuring that matters important to SCI have the appropriate focus and each committee's role is effective. Currently, the Board has four standing committees.

While each committee has designated committee members, every Director may attend any committee meeting they so choose. The Board has adopted a written charter for each of these Board committees. These charters are available on SCI's website at **https://investors.sci-corp.com/governance**. Information about each committee for 2025 is provided below.

Audit Committee



Sara Martinez Tucker
CHAIR

Other members:
Jakki L. Haussler
Thad Hill
Victor L. Lund

Meetings in 2025: Eight

Each member of the Audit Committee meets the independence requirements of the NYSE guidelines.

KEY OVERSIGHT RESPONSIBILITIES

- Integrity of the financial statements
- Engagement, qualifications, independence, and performance of the independent registered public accounting firm
- Scope and results of the independent registered public accounting firm's report
- Performance and effectiveness of our internal audit function
- Policies with respect to risk assessment and risk management, including cybersecurity risk
- Quality and adequacy of our internal controls, including the review of cybersecurity controls
- Financial reporting and disclosure matters

AUDIT COMMITTEE IN 2025

The Audit Committee met eight times in 2025, and the Committee attendance record was 97%. Four of the meetings were focused primarily on our quarterly financial reports and our related earnings releases. At each of these meetings, the Committee reviewed the documents as well as reviewed the independent registered public accounting firm's report. The Committee regularly meets with the independent registered public accounting firm representatives outside the presence of management. Additionally, the Committee meets regularly with individual members of management to discuss relevant matters. Lastly, the Committee meets with the Company's internal auditors outside the presence of management. The Committee also performs quarterly reviews of any legal matters that could have a significant impact on our financial statements and plays an important role in assessing the management of financial risk. The report of the Audit Committee can be found beginning on page **32**. Sara Martinez Tucker has served as Chair of the Audit Committee since 2023.

Compensation Committee



Ellen Ochoa
CHAIR

Other members:
Anthony L. Coelho
C. Park Shaper
Marcus A. Watts

Meetings in 2025: Four

Each member of the Compensation Committee meets the independence requirements of the NYSE guidelines.

KEY OVERSIGHT RESPONSIBILITIES

- Oversight of SCI's executive and director compensation and benefits policies and programs
- Compensation for the Chairman and CEO
- Review and approval of compensation for all other executive Officers
- Determination of appropriate individual and Company performance measures
- Approval of all executive employment contracts
- Compliance with SCI stock ownership guidelines for Officers
- Risk assessment of SCI's compensation programs
- Retention and evaluation of the Company's compensation consultants

COMPENSATION COMMITTEE IN 2025

The Compensation Committee met four times in 2025 with a 100% attendance record. The Committee devoted substantial time in its oversight of SCI's compensation programs and its review of feedback received from shareholders. The Committee's full review of executive compensation matters and its decisions are discussed in the Compensation Discussion and Analysis beginning on page **35**.

Investment Committee



Jakki L. Haussler
CHAIR

Other members:
Alan R. Buckwalter
Thad Hill
Ellen Ochoa

Meetings in 2025: Four
Each member of the Investment Committee meets the independence requirements of the NYSE guidelines.

KEY OVERSIGHT RESPONSIBILITIES

- Oversight of SCI's preneed and perpetual care trust funds; short-term cash policy; SCI's Investment Operating Committee, led by SCI executives; as well as SCI's wholly-owned registered investment advisor (RIA) subsidiary and a third-party RIA consultant
- Management and performance of the trust funds, performance of the independent trustees, and changes to investment managers made by the trustees
- Ongoing review of investment policies and guidelines in conjunction with the Investment Operating Committee and wholly-owned RIA subsidiary and third-party RIA consultant
- Review of SCI's primary funeral preneed insurance provider

INVESTMENT COMMITTEE IN 2025

The Investment Committee met four times in 2025, and the Committee attendance record was 94%. In 2025, the Committee provided guidance on monitoring and improving the structure of SCI's preneed and perpetual care trust portfolios and conducted oversight of the independent trustees' performance. Additionally, the Committee monitored the transition and the financial condition of the Company's primary prearranged funeral insurance provider. Jakki L. Haussler has served as Chair of the Investment Committee since 2023.

Nominating and Corporate Governance Committee



Marcus A. Watts
CHAIR

Other members:
Anthony L. Coelho
Victor L. Lund
C. Park Shaper
Sara Martinez Tucker

Meetings in 2025: Four
Each member of the Nominating and Corporate Governance Committee meets the independence requirements of the NYSE guidelines.

KEY OVERSIGHT RESPONSIBILITIES

- Composition of the Board and Board committees
- Identification and recruitment of new candidates for the Board
- Review process for renomination of current Board members and nominees recommended by shareholders
- Development of corporate governance principles and practices
- SCI's ESG policies and certain risks
- Succession planning for CEO and other SCI executives
- Performance evaluation of the CEO and Directors
- Self-evaluation of the Board and Board committees

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE IN 2025

The Nominating and Corporate Governance Committee (NCGC) met four times in 2025, and the Committee attendance record was 100%. In 2019, the charter was updated to reflect the NCGC is responsible for the oversight of the Company's ESG policies. During 2025, the NCGC reviewed ESG matters that were presented by the newly formed ESG Steering Committee. Marcus A. Watts has served as Lead Independent Director since 2023. In 2025, the NCGC presented Thad Hill as a nominee for the Board, who was elected the same year. In 2026, the NCGC presented another nominee for the Board for election, Carl Loredo.

Executive Committee



Thomas L. Ryan
CHAIR

Other members:
Anthony L. Coelho
Victor L. Lund
C. Park Shaper
Marcus A. Watts

Meetings in 2025: None

KEY OVERSIGHT RESPONSIBILITIES

- Authorization to exercise many of the powers of the full Board between Board meetings
- Meets in circumstances when it is impractical to call a meeting of the full Board and there is urgency for Board discussion and decision-making on a specific issue

EXECUTIVE COMMITTEE IN 2025

The Executive Committee did not meet in 2025 as all matters were handled at the regular Board meetings.

Annual Board and Committee Evaluations

The Nominating and Corporate Governance Committee oversees and facilitates a comprehensive self-evaluation of Board members and each of the Board committees on an annual basis to determine whether the Board and its committees are functioning effectively and to identify any areas to further enhance Board and committee operations.

The Nominating and Corporate Governance Committee also oversees a Director peer review as part of the annual renomination review process and for the ongoing professional development of Board members.

Board Orientation and Education Program

SCI has an orientation program for new Board members that includes formal and informal sessions with other Directors and senior SCI executives. This program also encourages attendance at meetings of committees of which the newly elected Director is not a member to gain familiarity with the work of each Board committee and the specific areas they address. The focus of continuing education for Directors is on developing educational sessions that the Directors find meaningful and useful. These may range from educational sessions specific to matters facing SCI and its industry to sessions covering corporate governance trends and issues. In addition, the Board encourages Directors' attendance at education programs that are offered by various universities, institutes, etc. Finally, Board members periodically perform site visits to SCI facilities individually or as a group. In 2025, Board members visited our funeral home and cemetery combination facility, Rose Hills Memorial Park and Mortuary, in Whittier, California. During the visit, Board members toured the location and learned about the diverse and unique customs of the families we serve in our market. Our associates, representing a wide variety of demographics and roles, also shared impactful stories with our Board members, showcasing their passion and commitment to Service Excellence.

Board Oversight and Key Responsibilities

Strategy Oversight

One of the Board's key responsibilities is overseeing the Company's strategy. The Board has experience and expertise in the area of strategy development and insights into the most important issues facing the Company. Setting the strategic course of the Company involves constructive engagement between our senior management and the Board. Our Board acts as a strategy committee and regularly discusses the key priorities of our Company, taking into consideration the Company's long-term strategy with global economic, consumer, and other significant trends within our industry. In February 2024, senior management presented an in-depth outlook on the Company's strategy in a special meeting with the Board. Discussions in the boardroom are enhanced with periodic visits to locations, which provide Directors an opportunity to see strategy execution first hand.

Risk Oversight

The Board has oversight responsibility for the Company's enterprise risk management with Committees overseeing certain delegated risks. Management has the primary responsibility to identify risks and risk mitigation strategies and provides periodic reports to the entire Board. Examples of delegated risks include, among others:

- The Audit Committee is responsible for oversight of major financial risks relating to the Company's accounting matters and financial reporting compliance as well as overseeing cybersecurity risks.
- The Compensation Committee has oversight of the risk assessment of the Company's compensation programs.
- The Investment Committee has oversight of risks relating to the investment of trust funds and our primary funeral preneed insurance provider.

The full Board oversees the risk assessments of the above mentioned committees and management, as well as enterprise risk management.

Environmental, Social, and Governance (ESG) Oversight

The oversight of environmental, social, and governance matters is the responsibility of the Nominating and Corporate Governance Committee. Since 2020, the Nominating and Corporate Governance Committee has reviewed matters presented by the ESG Steering Committee. The ESG Steering Committee and the Cybersecurity and Data Governance Executive Steering Committee are composed of members of senior management to ensure awareness and involvement among company leadership of these issues. For more information on our ESG efforts, please refer to our Sustainability Report, which is available on our website at **https://investors.sci-corp.com**.

BOARD OF DIRECTORS

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE
The Nominating and Corporate Governance Committee has broad oversight of ESG matters. Other Committees are delegated oversight of certain ESG issues; for example, the Audit Committee oversees cybersecurity risks.



CEO AND SENIOR EXECUTIVE OFFICERS



ESG STEERING COMMITTEE
Formed in 2020, this cross-functional team's purpose is to support the Company's ongoing commitment to managing human capital, the health and safety of employees and client families, corporate social responsibility, corporate governance, sustainability, environmental impacts, and other public policy matters relevant to the Company.

CYBERSECURITY AND DATA GOVERNANCE EXECUTIVE STEERING COMMITTEE
Formed in 2016, this cross-functional committee oversees the Company's cybersecurity position and reviews the management and mitigation of cybersecurity risks and potential incidents. Members from senior leadership include the Chief Financial Officer, President, the Senior Vice President of Operations Services, the General Counsel and the Vice President of Information Technology, among others. The Cybersecurity and Data Governance Executive Steering Committee regularly receives briefings from the Assistant Vice President of Information Technology Security on the cybersecurity threat landscape, risks, incidents and data security programs. Management is responsible for identifying and managing cybersecurity risks and regularly reports to the Audit Committee on these matters.
The Audit Committee is the primary committee for overseeing cybersecurity risks with the Board receiving updates on a quarterly basis. In 2022, the Audit Committee charter was updated to reflect the Committee's oversight of cybersecurity risk. The Board recognizes the threats presented by cybersecurity incidents and is committed to the prevention, timely detection, and mitigation of the effects of any such incidents to the Company.

Human Capital Management and Culture Oversight

Our human capital management and talent development efforts go beyond the senior management level. Leaders at all levels are responsible for fostering an environment that supports a positive culture with high ethical standards. We are committed to maintaining a respectful, rewarding, diverse, and inclusive work environment that allows our associates to develop the skills they need for success. The Board, along with management, provides oversight and guidance on compensation, benefits, recruiting, retention, and culture. We continue to invest in our associates' wages and training and continuously enhance our policies to create a better workplace. We are committed to enhancing our associates' experience through listening to our associates and utilizing best in class tools and technologies, which allow us to remain relevant with our client families. We believe these actions have resulted in a more engaged and effective workforce that is better equipped to serve our customers in today's rapidly changing environment.

Special Meeting of Shareholders

A special meeting of shareholders may be called at any time by the:

- Holders of at least 10% of the outstanding stock entitled to be voted at such meeting;
- Board of Directors;
- Chairman of the Board;
- Chief Executive Officer; or
- President.

Shareholder Proxy Access

Our bylaws provide shareholders, or a group of up to 20 shareholders, a proxy access right with the following terms:

- Shareholders will have the ability to nominate the greater of 2 persons or 20% of the Board.
- Shareholders must own 3% of outstanding stock continuously for at least three years to qualify.

Audit Committee Matters



Proposal to Ratify the Selection of the Independent Registered Public Accounting Firm

 The Board of Directors recommends that Shareholders vote **"FOR"** ratification of the selection of PricewaterhouseCoopers LLP as the independent registered public accounting firm of the Company.

The Audit Committee of the Board of Directors of the Company recommends PricewaterhouseCoopers LLP ("PwC") serve as the independent registered public accounting firm for the Company for the fiscal year ending December 31, 2026. A representative of PwC typically attends the Annual Meeting, and such representative will have the opportunity to make a statement and be available to respond to appropriate questions. The Audit Committee submits the selection of PwC for shareholders' ratification at the Annual Meeting. If the shareholders do not give approval, the Audit Committee will reconsider its selection. The affirmative vote of the holders of a majority of shares represented at the Annual Meeting is required for this proposal to be ratified.

Report of the Audit Committee

Purpose

The primary purpose of the Audit Committee is assisting the Board of Directors in fulfilling its independent and objective oversight responsibilities by:

- Ensuring the integrity of the Company's financial statements,
- Ensuring the Company's compliance with legal and regulatory requirements;
- Reviewing the independent registered public accounting firm's qualifications, independence and performance; and
- Overseeing the performance of the Company's internal audit function.

The Audit Committee schedules its meetings with management and the independent registered public accounting firm (currently PwC) at least once each quarter. Additionally, the Audit Committee meets separately in an executive session with the independent registered public accountants and internal auditors. Further details of the Audit Committee's functions are located in the section entitled "Board Structure - Board Committees - Audit Committee" above. The Audit Committee Charter is available for viewing on SCI's website, **https://investors.sci-corp.com/governance** and available in print to anyone who requests it.

Committee Membership

Each member of the Audit Committee is independent, as defined by the NYSE rules, financially literate, and is limited to serving on no more than three audit committees of public companies, inclusive of the Company's Audit Committee. The Board of Directors has designated all members of the Audit Committee as Financial Experts as defined by the rules of the Securities and Exchange Commission (the "SEC"). Sara Martinez Tucker has served as Chair of the Audit Committee since 2023.

The Audit Committee complies with all applicable provisions of the Sarbanes-Oxley Act of 2002, the rules and regulations of the SEC and the NYSE, including those related to independence, as applicable.

Audit Committee Responsibilities

The Audit Committee relies on the work and assurance of the Company's management, which is responsible for establishing and maintaining adequate internal control over financial reporting, preparing the consolidated financial statements and other reports, and maintaining policies relating to legal and regulatory compliance.

The independent registered public accounting firm is responsible for performing an independent audit of the annual consolidated financial statements and expressing an independent opinion on compliance of those financial statements under the United States Generally Accepted Accounting Principles, and expressing an opinion on the effectiveness of the internal controls of the Company.

The Audit Committee reviews and discusses the following with management and the independent auditors:

- Quarterly financial statements and the annual audited financial statements of the Company, including the Company's specific disclosures included in Management's Discussion and Analysis of Financial Condition and Results of Operations;
- Earnings releases and guidance provided to analysts and rating agencies;
- Any major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company's selection or application of accounting principles; and
- Issues as to the adequacy of the Company's internal controls, including those related to cybersecurity, and any special steps adopted in light of material control deficiencies.

Meeting Structure

The Audit Committee may request that any Director, Officer, or associate of the Company, or other persons whose advice and counsel are sought by the Committee, attend any meeting of the Committee to provide information requested by the Committee. Subject to any limitations set forth in the Corporate Governance Guidelines of the Company, the Committee may exclude from its meetings any person(s) it deems appropriate to carry out its responsibilities.

The Committee provides reports to the Board of Directors and keeps written minutes of its meetings. The Committee reviews with the Board of Directors any issues that arise with respect to the quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, the performance and independence of the Company's independent public accountants, and the performance of the internal audit function.

The Audit Committee reviewed and discussed the audited financial statements with management of the Company and with the independent registered public accounting firm. Specifically, the Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by the Public Company Accounting Oversight Board. Discussions occurred with management and the independent public accountants about the quality (and not merely the acceptability) of the Company's accounting principles, the reasonableness of significant estimates and judgments, and the transparency of disclosures in the Company's consolidated financial statements.

Finally, the Audit Committee has also received written disclosures in a letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's independence, and has discussed with the independent registered public accounting firm their independence from the Company and its management. This review also included discussions of audit and non-audit fees as well as an evaluation of the Company's significant financial policies and accounting systems and controls.

The Audit Committee reviewed the independence of the independent registered public accounting firm considering the compatibility of their non-audit services with maintaining their independence from the Company. Based on the review and discussions referred to above, the Audit Committee recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2025, for filing with the SEC.

Audit Committee

Sara Martinez Tucker, Chair   **Jakki L. Haussler**   **Thad Hill**   **Victor L. Lund**

Audit Fees and All Other Fees

The Audit Committee has adopted a policy that requires advance approval of all audit, tax services, and other services performed by the independent registered public accounting firm. The policy permits the Audit Committee to grant pre-approval for specifically defined audit and non-audit services. As such, all of the fees set forth below were pre-approved by the Audit Committee.

	Audit fees[1]	Audit-related fees[2]	Tax fees[3]	All other fees[4]	Total
2025	$6,981,000	$148,106	$343,800	$47,000	$ 7,519,906
2024	$7,043,620	$140,950	$325,600	$ 2,000	$ 7,512,170

[1] Fees associated with the annual audit of the Company's consolidated financial statements in Form 10-K and the effectiveness of the Company's internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act, reviews of the Company's quarterly reports on Form 10-Q, comfort letter, and fees related to statutory audits.

[2] Audit-related fees in both periods related to statutory procedures performed in Canada.

[3] Fees for tax services for both years related to LLC tax return preparation for our consolidated trust funds.

[4] All other fees include California greenhouse gas reporting services in 2025 as well as the Company's disclosure checklist tool in both years.

Executive Compensation



Advisory Vote to Approve Named Executive Officer Compensation

 The Board of Directors recommends that Shareholders vote **"FOR"** advisory approval of the resolution regarding compensation of our Named Executive Officers (as set forth in this Proxy Statement).

In accordance with Section 14A of the Exchange Act and the related SEC rules, we are asking shareholders to approve, on an advisory and annual basis, the compensation of our NEOs as disclosed in the Compensation Discussion and Analysis, the compensation tables, and any related material contained in this Proxy Statement. This proposal, commonly known as a "say-on-pay" proposal, gives shareholders the opportunity to endorse or not endorse our executive pay program and policies through the following resolution:

"Resolved, that the shareholders approve the compensation of our NEOs, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the compensation tables, and any related material contained in our Proxy Statement."

The compensation of our NEOs is based on a program that ties a substantial percentage of an executive's compensation to the attainment of financial and other performance measures. The Compensation Committee believes this alignment promotes the creation of long-term shareholder value and positions the Company for long-term success. As described more fully in the Compensation Discussion and Analysis, the mix of fixed and performance-based compensation and the terms of annual and long-term incentive awards are all designed to enable the Company to attract and maintain top talent while creating a close relationship between performance and compensation. The Compensation Committee and the Board of Directors believe that the design of the program and the compensation awarded to NEOs under the current program fulfill this objective.

We urge shareholders to read the Compensation Discussion and Analysis section of this Proxy Statement, which discusses in detail how our compensation programs and practices achieve the Compensation Committee's objective of linking pay and performance.

Although the vote is non-binding, the Compensation Committee will review the voting results in connection with their ongoing evaluation of the Company's compensation program. The Committee in recent years has considered the feedback from shareholders in making specific compensation plan changes. Our compensation plan was well received by our shareholders as reflected in our annual say-on-pay vote in 2025 when approximately 88% of the shares voted were in favor of the NEO compensation. Approval of this proposal is subject to the approval of a majority of the holders of shares of the Company's common stock present in person or represented by proxy and entitled to vote at the Annual Meeting and who vote for or against the proposal. Each holder of our common stock is entitled to one vote for each share held. Abstentions are not counted as votes cast and will have no effect on this proposal. Broker non-votes are not counted.

Compensation Discussion and Analysis

Introduction

This Compensation Discussion and Analysis has been prepared by our management and reviewed by the Compensation Committee of our Board of Directors. This discussion provides information and context regarding the compensation paid to our Chief Executive Officer, Chief Financial Officer, and the other three most highly-compensated executive officers in 2025, all of whom are collectively referred to as the "Named Executive Officers" or "NEOs".

Our NEOs for 2025 were:

Thomas L. Ryan	Chairman of the Board and Chief Executive Officer
Eric D. Tanzberger	Executive Vice President, Chief Financial Officer
Sumner J. Waring, III	President
Elisabeth G. Nash	Senior Vice President, Operations Services
John H. Faulk	Senior Vice President, Chief Operating Officer

The Company's executive compensation policies are designed to provide aggregate compensation opportunities for our executives that are competitive in the business marketplace and that are based upon Company and individual performance. Our foremost objectives are:

- aligning executive pay and benefits with the performance of the Company and shareholder returns while fostering a culture of highly ethical standards and integrity, and

- attracting, motivating, rewarding, and retaining the broad-based management talent required to achieve our corporate objectives.

Executive Summary

Pay for Performance and Corporate Strategy

We have aligned our executive compensation programs with our long-term strategy. Actions taken to achieve the performance compensation measures are creating long-term value for our shareholders and other stakeholders.

OUR STRATEGY: GROW REVENUE, LEVERAGE SCALE, AND INVEST CAPITAL





GROW REVENUE:
We plan to grow revenue by remaining relevant to our customers as their preferences evolve through a combination of price, product, and service differentiation strategies. Growing our preneed sales will drive future revenue growth. In 2025, revenue was $4.3 billion and we sold over $2.6 billion in preneed funeral and cemetery sales production.



LEVERAGE SCALE:
We leverage our scale by optimizing our network through the use of technology, which benefits our preneed backlog. Our scale also enables us to achieve cost efficiencies by maximizing our purchasing power and utilizing economies of scale through our supply chain channel.

IMPLEMENTING OUR CORE STRATEGY ALLOWS US TO CREATE SHAREHOLDER VALUE

Growing revenue and leveraging our scale increases cash flow, which enables us to:



INVEST CAPITAL:
We continue maximizing capital investment opportunities in a disciplined and balanced manner to deliver the highest relative return. Our priorities for investing our capital are: 1) investing in acquisitions and building new funeral service and cemetery locations, 2) returning excess cash to shareholders, and 3) managing debt. In 2025, we invested $180 million in acquisitions and new build opportunities and returned $645 million to shareholders through dividends and share repurchases. We also executed a new credit facility agreement that meaningfully improved liquidity, reduced pricing, extended our average debt maturities, and provided increased flexibility in our terms and covenants.

Performance Compensation Measures

Annual Performance-Based Incentive Plan:

- Normalized Earnings Per Share: Growth of normalized earnings per share through increasing revenue and leveraging our scale enhances shareholder value.
- Normalized Free Cash Flow Per Share: Growth in normalized free cash flow per share through normalized EPS growth and effective working capital and maintenance capital management is tied directly to our strategy to effectively invest capital and also enhance shareholder value.
- Comparable Preneed Production: Comparable preneed production is the percentage change versus prior year in combined total preneed funeral sales production and total preneed cemetery sales production at comparable same-store locations in US and Canadian currency. Preneed sales production is driving market share growth, adding stability to our future revenue stream and creating value for our shareholders.
- Modifier - Customer Satisfaction Ratings: Inclusion of our customer satisfaction rating, specifically Google stars, aligns our NEOs' compensation with our operational performance and success in remaining relevant with our customers and communities.

Long-Term Incentive Plan:

- Total Shareholder Return: As we grow revenue and leverage our scale, we increase our cash flow allowing the Company to invest capital through enhanced shareholder value delivering superior total shareholder return.
- Modifier - Normalized Return on Equity: Growth in return on equity is the long-term result of effectively implementing our core strategy of growing revenue, leveraging our scale, and investing capital as described above compared to the S&P MidCap 400® over the life of the vesting period.

Performance Summary

Our management has a strong focus on delivering profitable growth and returning value to our shareholders utilizing our long-term growth strategy as discussed above. This long-term focus has contributed significantly to the Company's total shareholder return (TSR) over the long term as illustrated below.

SCI TSR COMPARED TO S&P MidCap 400®





10-Year Total Shareholder Return

+255%

2015-2025

As of December 31, 2025 and includes the reinvestment of dividends | Source: S&P Capital IQ

2025 Company Performance

- Adjusted earnings per share was $3.85, which represents a 12% growth on a compounded annual basis since pre-pandemic 2019.
- Adjusted operating cash flow decreased 1% over the prior year to $966 million, well above the high end of our expectations. Excluding cash taxes and special items in both years, year to date net cash provided by operating activities increased $108 million, or 11%.
- Total preneed funeral and cemetery sales production increased by 2.3% over the prior year to $2.6 billion, as cemetery sales production growth was offset by decreasing funeral sales production, primarily due to volatility associated with our transition from trust to insurance-funded contracts for non-funeral home production.
- Enhanced total company value by investing capital of $180 million in acquisitions and new build opportunities and returning $645 million to shareholders through dividends and share repurchases.
- Achieved a cumulative total shareholder return (TSR) of 255% over the last ten fiscal years, significantly outpacing the return of our peer group and the S&P MidCap 400® of 177%. The peer group comprises Carriage Services, Inc. and Matthews International Corp.

2025 COMPANY PERFORMANCE MEASURES



Earnings Per Share (EPS)

GAAP EPS	$3.80
Adjusted EPS	$3.85

Operating Cash Flow (OPCF) (in millions)

GAAP OPCF	$943
Adjusted OPCF	$966

Preneed Sales Production (in millions)

Funeral	$1,198
Cemetery	$1,421

GAAP - Generally Accepted Accounting Principles

Adjusted Earnings Per Share and Adjusted Operating Cash Flow are non-GAAP financial measures. Please see Annex A in this Proxy Statement for disclosures and reconciliations to the appropriate GAAP measure.

Key Features of Our Compensation Programs

Over the course of the past several years, the Compensation Committee, in conjunction with senior management, improved the alignment of our compensation programs with the interests of our shareholders. In addition, the Committee modified or eliminated certain components of our compensation programs to better align the programs with prevailing market practice. The following are highlights of our compensation programs.

What We Do

- ✔ **We pay for performance.** A significant portion of the compensation of our NEOs is directly linked to the Company's performance, as demonstrated by the historical payouts related to our annual and long-term incentive plans. (see page **39** for compensation breakdown)
- ✔ **We require stock ownership.** Our stock ownership guidelines require each of the Company Officers to hold Company stock with a value linked to a multiple of their respective salaries and to retain all SCI stock acquired from grants of restricted stock and stock options (net of acquisition and tax costs and expenses) until stock ownership guidelines are met.
- ✔ **We have claw-back provisions.** Our claw-back provisions may be triggered in certain circumstances. If triggered, the provisions allow the Company to recoup annual performance-based incentives, stock options, restricted stock, and performance units. (see page **45** for further details).
- ✔ **We require an orderly transition for retirement eligibility.** Eligibility for retirement treatment, including accelerated vesting of equity awards, is conditioned upon the employee's satisfactory transition of responsibilities.
- ✔ **We seek independent advice.** We engage independent consultants to review executive compensation and provide advice to the Compensation Committee.
- ✔ **We require double-trigger equity vesting upon a change-in-control.**
- ✔ **We have an ongoing shareholder outreach program.** As part of our commitment to effective corporate governance practices, we regularly engage with shareholders. We specifically discuss executive compensation along with other important governance topics regularly as part of our outreach program. In 2025, we engaged with shareholders representing approximately 54% of the Company's common stock as part of our Proxy Outreach program. (see page **8** for further details)

What We Don't Do

- ✘ **We do not allow tax gross-ups.** We do not provide tax gross-ups in our compensation programs, and we do not have provisions in our executive employment agreements that provide for tax gross-ups in the event of a change of control of the Company.
- ✘ **We do not allow hedging or pledging.** Our policies prohibit Officers and Directors from hedging or pledging their SCI stock ownership.
- ✘ **We do not allow the repricing of stock options.** Our policies prohibit subsequent alterations of stock option pricing without shareholder approval.

Consideration of 2025 "Say-on-Pay" Vote

At our Annual Meeting of shareholders held on May 6, 2025, approximately 88% of the shares voted were in favor of the proposal to approve NEO compensation ("say-on-pay" vote). The Compensation Committee believes this indicates a substantial majority of our shareholders are satisfied with our executive compensation policies and decisions, and that our executive compensation program effectively aligns the interests of our NEOs with the interests of our shareholders. In early 2025, we engaged with shareholders representing approximately 54% of the Company's common stock prior to our Annual Shareholder Meeting. Through our ongoing shareholder outreach efforts each year, we hope to better understand the viewpoints of our shareholders and are able to explain how our decisions align with our strategic goals.

In May 2023, we disclosed that at our 2023 annual meeting, shareholders voted in favor of holding annual say-on-pay votes. In accordance with this vote, the Company will hold say-on-pay votes annually, until the next required vote on the frequency of shareholder votes on executive compensation, which in accordance with applicable law, is scheduled to occur at the 2029 annual meeting.

Compensation Philosophy and Process

The Company's compensation philosophy is to align executive compensation with the performance of the Company and the individual by using several compensation components for our executives.

Our overall compensation philosophy provides compensation opportunities within a competitive range of target pay levels among general industry companies of comparable size and scope (see the "**Peer Comparator Group**" in **Annex B** in this Proxy Statement). Incentive programs provide opportunities to exceed target compensation levels through annual and long-term incentives paid in cash and stock. However, if performance targets are not met, the resulting performance-based award payouts will be below target levels. We believe these target levels of





direct compensation are appropriate to motivate, reward, and retain our executives, each of whom has leadership talents and expertise that make them attractive to other companies. When making annual compensation decisions, the Compensation Committee reviews each NEO's total compensation, as well as the compensation components, for reasonableness and comparability to market levels and the prior year's compensation.

The Compensation Committee reviews comparative market information, including benchmarking data presented by the Committee's independent compensation consultant, Meridian Compensation Partners, LLC ("Meridian") - see page **47** of this Proxy Statement for further information on the Compensation Committee's retention of Meridian. For the Chairman and CEO, the Compensation Committee is responsible for the final determination of all components of compensation, but requests input and recommendations from Meridian. For other NEOs, the Compensation Committee receives additional recommendations from our CEO for all components of compensation. On the basis of its review of market data, input from the CEO and Meridian, and other relevant factors, the Compensation Committee sets each NEO's annual base salary, annual performance-based incentives, and long-term incentives for that year.

In 2025, the Compensation Committee reviewed total compensation design components and determined that the risks arising from the Company's compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company.

CEO Pay and Performance Alignment

The graph below displays the relationship between our CEO's total annual realized compensation and the five-year total shareholder return of the Company and the S&P 400 MidCap®. The Company realized cumulative total shareholder return (TSR) of 72% over the last five fiscal years, outperforming the return of the S&P 400 MidCap® TSR of 55%.

CEO PAY AND PERFORMANCE ALIGNMENT

14M
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8M
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0M
100%
80%
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Index 2020 = 100
2021
2022
2023
2024
2025
Other Compensation
Long-Term Incentive Compensation
Annual Performance-Based Incentive Compensation
Annual Base Salary
SCI TSR
S&P 400 MidCap® TSR

Total Direct Realized Compensation Pay Components

The graphs below display the CEO's and other NEOs' mix of total direct compensation, with each component expressed as a percentage of total direct compensation.

CEO DIRECT COMPENSATION

9% Annual Base Salary
17% Annual Performance-Based Incentive Compensation
64% Long-Term Incentive Compensation
10% Other Compensation

OTHER NEO DIRECT COMPENSATION

18% Annual Base Salary
23% Annual Performance-Based Incentive Compensation
47% Long-Term Incentive Compensation
12% Other Compensation

IN 2025, 81% OF OUR CEO'S COMPENSATION AND 70% OF OUR OTHER NEOs' COMPENSATION WAS PERFORMANCE-BASED OR STOCK-BASED.

Compensation Elements Link to Shareholder Value

We have aligned our executive compensation programs with the interests of our shareholders and our corporate strategy through various measures that drive our business. See the following pages for more details on the elements of our compensation program and how it is linked to our corporate strategy and shareholders' interests.

Component	Description	Link to Shareholder Value	How We Determine Amount
Annual Base Salary page **41**	Fixed cash element of compensation established within a competitive range of benchmark pay levels.	Serves to attract and retain executive talent capable of driving superior performance.	We consider individual performance, oversight responsibility, and competitive benchmarking.
Annual Performance-Based Incentive Compensation page **41**	Performance–based element of compensation tied to the attainment of performance measures, which is paid in cash. The Plan includes a modifier based on Google star ratings (online customer satisfaction ratings).	Rewards the achievement of short-term financial and operational objectives we believe are primary drivers of long-term shareholder value.	The Compensation Committee establishes performance metrics that will drive the current performance of the Company and enhance shareholder value. The 2025 measures included: • Normalized Earnings Per Share • Normalized Free Cash Flow • Comparable Preneed Sales Production • Modifier - Google star ratings (online customer satisfaction ratings)
Long-Term Incentive Compensation page **42**	**Stock Options** –granted at an exercise price equal to 100% of the fair market value of SCI common stock on the grant date and vest at a rate of 1/3 per year.	Aligns the long-term interest of the NEOs with the shareholders and rewards growth in the value of our stock price.	The Compensation Committee considers several factors in determining the total long-term incentive compensation including Peer Comparator Group benchmark pay levels, the individual performance of each NEO, the job responsibilities of each NEO, and the overall Company performance in light of the current economic environment. Once the total target value is established for each NEO, we calculate and grant to the NEO (i) the number of stock options with a value equal to one-third of the total target value, (ii) the number of shares of restricted stock with a value equal to one-third of the total target value, and (iii) the number of performance units with a value equal to one-third of the total target value.
	Restricted Stock –awards are made in February each year at the same time as the stock option grants and vest at a rate of 1/3 per year.	Supports the retention of key executive and management talent and fosters a culture of ownership.	
	Performance Units –the performance unit plan, denominated in shares, measures the three-year cumulative total shareholder return ("TSR") relative to the constituents of the S&P MidCap 400® index and is governed by a normalized return on equity (ROE) benchmark floor tied also to the S&P MidCap 400® index.	Incentivizes management to achieve Company TSR and ROE performance that exceeds the broader market over a multi-year period.	
Other Compensation page **44**	**Retirement Plans** – Executive Deferred Compensation Plan and 401(k) Plan.	Provides financial security for retirement.	The Compensation Committee periodically reviews executive benefits and perquisites as compared to prevalent practices of other organizations.
	Perquisites and Personal Benefits – reasonable benefits as described on page **44**.	Enhances executive performance by facilitating effective management of personal matters.	

Annual Base Salary

We target the base salary levels of our NEOs within a competitive range of benchmark pay levels defined in the competitive benchmarking study described on page **47**. We believe these levels are appropriate to motivate and retain our NEOs, who each have leadership talents and business expertise that make them attractive to other companies. In addition, when adjusting salaries, we may also consider the individual performance of the executive. In the first quarter of 2025, the Compensation Committee made the adjustments reflected below to maintain alignment with market benchmarks for each executive and in recognition of the officers' strong performance during 2024.

	2025 Salary	2024 Salary	$ Change	% Change
Thomas L. Ryan	$1,200,000	$1,200,000	$ —	—%
Eric D. Tanzberger	700,000	670,000	30,000	4.5%
Sumner J. Waring, III	700,000	670,000	30,000	4.5%
Elisabeth G. Nash	580,000	570,000	10,000	1.8%
John H. Faulk	550,000	490,000	60,000	12.2%

Annual Performance-Based Incentives Paid in Cash

We use annual performance-based incentives paid in cash to focus our NEOs on financial and operational objectives that the Compensation Committee believes are primary drivers of shareholder value over time. In the first quarter of 2025, the Compensation Committee established the performance measures as the basis for annual performance-based incentive awards for our NEOs.

Incentive Targets

The Compensation Committee established each NEO's target opportunity for 2025 consistent with our overall compensation philosophy to align compensation with our performance and to motivate and retain the executive level talent. The target award opportunities were generally positioned within the mid-range of the competitive benchmark market data. If SCI achieved the performance targets established by the Compensation Committee, NEOs would receive incentive awards at this targeted level. Actual incentive awards may be higher or lower than the target levels based on SCI's performance relative to the performance goals. The range of performance goals established a lower threshold to achieve a minimal annual performance-based incentive but with a higher threshold to achieve a payout at or near the maximum award of 200% of the targeted incentive levels. The award is based on base salary on the last day of the measurement period. The Compensation Committee will occasionally make adjustments to the target awards based on consideration of benchmark pay levels for each executive and in recognition of strong performance. The target awards for the NEOs for 2025 were as follows. The targets remained the same for all individuals except two — Thomas L. Ryan's target increased from 135% to 140% and John H. Faulk's target increased from 80% to 90%.

	Target Award (% of Base Salary)
Thomas L. Ryan	140%
Eric D. Tanzberger	100%
Sumner J. Waring, III	100%
Elisabeth G. Nash	80%
John H. Faulk	90%

Performance Measures

We believe normalized earnings per share and free cash flow per share drive the performance of the Company and enhance shareholder value. Comparable preneed cemetery property production is a key driver of current performance, as we are generally able to recognize this revenue at the time of sale when the property is ready and available for use and the receivable from the customer is deemed collectible. While recognition of all other comparable preneed funeral and cemetery production is generally deferred and does not have an immediate impact on earnings, such production is driving future market share growth, adding stability to our future revenue stream, and creating future value for our shareholders over the long term. The 2025 performance measures were similar to the performance measures utilized in 2024 and are outlined below:

- Normalized Earnings per Share, which we calculated by applying a 2025 targeted 25.5% effective tax rate to the Company's calculation of its reported diluted earnings per share and further adjusting to exclude certain non-routine items as described below. The targeted effective tax rate is held constant for calculating our incentive compensation and therefore does not change throughout the year.

- Normalized Free Cash Flow per Share, which we calculated by beginning with our cash flows from operating activities and (1) deducting 2025 forecasted capital improvements at existing facilities and capital expenditures to develop cemetery property, (2) utilizing the forecasted amounts of cash taxes paid in 2025 related to normal operating activities, and (3) dividing the result by the reported weighted average diluted number of shares outstanding in 2025.

- Comparable Preneed Production is the percentage of growth over prior year of combined total preneed funeral sales production and total preneed cemetery sales production at comparable same-store locations in US and Canadian dollars with no currency translation impact.

- Modifier - Inclusion of customer satisfaction ratings, specifically Google stars, aligns our NEOs' compensation with our operational performance and success in remaining relevant with our customers.

The Compensation Committee believes it is appropriate to exclude certain non-routine items from the performance measures to encourage appropriate decision-making regarding operations and capital investments. For 2025, the Compensation Committee approved the exclusion of net gains or losses on dispositions, currency gains/losses, losses associated with the early extinguishment of debt, estimates of certain legal matters, and restructuring expense. The Compensation Committee also considered a level of share repurchases in 2025 consistent with our historical experience in setting the targets. The difference between the target and actual repurchases did not materially affect the attainment of the normalized earnings per share or normalized free cash flow per share performance measures.

For 2025, we weighted each of the performance measures at one-third. The Compensation Committee established ranges for performance measures and their related payouts as a percentage of the target award for the performance period from January 1 through December 31, 2025. We calculated awards for performance levels between threshold and target or target and maximum using straight-line interpolation.

As part of the 2025 plan, the annual performance-based incentive also included a modifier related to online customer satisfaction ratings, specifically Google stars, aligning our NEOs' compensation with our operational performance and success in remaining relevant with our customers. This modifier allows the Compensation Committee to adjust the annual performance-based incentive downward if our online customer satisfaction ratings fall below an average of 4.25. For 2025, we exceeded the target with an average rating of 4.67; therefore, the annual performance-based award payout was not modified.

The 2025 performance targets, SCI's actual performance, and resulting payout percentages are set forth below.

2025 PERFORMANCE TARGETS AND ACTUAL PERFORMANCE

Performance Measure	Threshold[1]	Target[2]	Max[3]	Actual Performance[4]	Payout Percentage	
Normalized Earnings Per Share	$3.62	$3.85	$4.07	**$3.81**	85%	**137%**
Normalized Free Cash Flow Per Share	$3.53	$3.75	$3.98	**$4.30**	200%	2025 Total Payout Percentage (of Target)
Comparable Preneed Production[5]	96.0%	100.0%	104.0%	**101.0%**	126%	

[1] Performance above threshold but less than target results in a payout of up to 100%.

[2] Performance at target results in a 100% payout; performance above target but less than max results in payout between 100% and 200%, respectively.

[3] Performance at max or above max results in a 200% payout.

[4] Normalized EPS of $3.81 differs from adjusted EPS of $3.85 primarily because normalized EPS uses a 25.5% targeted tax rate (vs. 25.0%) and excludes the impact of foreign currency gain/loss, which adjusted EPS includes.

[5] Expressed as a percentage of comparable 2025 performance compared to 2024.

As a result of the foregoing and giving effect to the weightings described above, our NEOs earned annual performance-based incentives paid in cash at 137% of their individual incentive targets. The actual dollar amounts of the payouts are set forth as indicated by footnote (2) to the Summary Compensation Table on page **49**.

Long-Term Incentive Compensation

We believe that the grant of annual equity-based awards further aligns the interests of our NEOs with those of the Company's shareholders. To best align these interests, we grant our NEOs a mix of equity awards, which include stock options, restricted stock, and performance units. These long-term incentive ("LTI") awards are important components of total compensation.

In February 2025, the Compensation Committee set each NEO's 2025 total target value of long-term incentive compensation. In developing this total target value, the Compensation Committee considered several factors including Peer Comparator Group benchmark LTI pay levels, the individual performance of each NEO, the job responsibilities of each NEO, and the overall Company performance in light of the then current economic environment. Once the target value was established for each NEO, we calculated and granted to the NEO (i) the number of stock options that had a value equal to one-third of the total target value, (ii) the number of shares of restricted stock that had a value equal to one-third of the total target value, and (iii) the number of performance units that had a value equal to one-third of the total target value. The grants were made in February 2025. This mix of equity awards is designed to focus our NEOs on driving an appropriate culture and healthy operating platform for the Company, managing our on-going risk profile, and implementing strategies to generate superior total long-term shareholder returns.

Stock Options

Stock options provide NEOs a reward value that is directly attributable to their ability to increase the value of the business and our stock price. Stock options are granted at an exercise price equal to 100% of the fair market value of SCI common stock on the grant date. Stock options vest at a rate of one-third per year and have an eight-year term.

Restricted Stock

Restricted stock with service-based vesting provisions promotes retention of our NEOs and encourages stock ownership. The restricted stock awards vest at a rate of one-third per year.

Performance Units

Performance units reward NEOs for the delivery of shareholder returns that compare favorably to similarly available public company investments over a multi-year period. Effective for the 2022 performance unit awards, the performance unit plan measures the three-year cumulative total shareholder return ("TSR") relative to the constituents of the S&P MidCap 400® index. Since SCI does not have many direct performance peers, the Compensation Committee determined that the S&P MidCap 400® is an appropriate comparator set for measuring Relative TSR as it reflects our broad competition for investor capital. Performance units are denominated in shares, which improves shareholder alignment as the underlying unit value fluctuates with our stock price.

Relative TSR is defined as the percentage computed from $100 invested in SCI common stock on the first day of the performance cycle, with dividends reinvested, compared to $100 invested in each of the public companies in the S&P MidCap 400® index, with dividend reinvestment during the same period. Relative TSR is an appropriate metric because it (i) aligns the interests of management with the interests of shareholders and (ii) provides a useful means of comparing Company performance relative to the broader market.

The performance units also apply a normalized return on equity (ROE) modifier to the TSR metric. The normalized ROE modifier reduces the indicated performance factor by 25% if SCI's average normalized ROE over the three-year performance period does not outperform the three-year ROE average of the S&P MidCap 400® companies. The S&P MidCap 400® (of which SCI is included) provides a benchmark of our performance to companies with which we compete for investor capital at the time the performance units are granted. We cap performance unit payments at the Target amount if our absolute TSR is negative. For the 2023-2025 performance period, the average normalized ROE for SCI was 33.2% versus the S&P MidCap 400® three year ROE average of 11.2%; therefore, the performance factor was not modified.

PERFORMANCE TARGETS AND 2023-2025 ACTUAL PERFORMANCE

Performance Factor Level	SCI Weighted Average Total Shareholder Return Ranking Relative to Comparator Group at End of Performance Cycle	% of Target Award Paid as Incentive[1]	SCI[2] Actual Performance Factor
Maximum	75th Percentile or greater	200%	2023-2025 Performance Cycle Against Peers **At 48th Percentile 93% Performance Factor**
Target	50th Percentile	100%	
Threshold	25th Percentile	25%	
Below Threshold	Less than 25th Percentile	—%	

[1] Calculation of awards for performance levels between threshold and target or target and maximum are calculated using straight-line interpolation.

[2] SCI's three-year 2023-2025 TSR performance was 19%, which was between the 25th - 50th percentile of the TSR of the constituents of the S&P MidCap 400® index, resulting in a 93% performance factor.

For the 2025-2027 performance cycle, the Compensation Committee granted performance units with performance opportunities ranging from 0% to 200% of the share units as set forth below in the "Grants of Plan-Based Awards" table. A target award is earned if SCI's relative TSR ranking is at the 50th percentile of the TSR of the constituents of the S&P MidCap 400® index at the end of the performance cycle at December 31, 2027.

Other Compensation

Retirement Plans

To help retain and recruit executive level talent, the Company implemented an Executive Deferred Compensation Plan in 2005. This plan allows for an annual retirement contribution by the Company of up to 7.5% of eligible compensation and a performance-based contribution targeted at 7.5%, with a range of 0% to 15% based on achievement of Company performance measures established in the first quarter of each year. These are the same performance measures described in the annual performance-based incentives paid in cash above. The percentages are applied to the combined eligible compensation of base salary and annual performance-based incentives paid in cash. In addition to the Company contributions, the plan allows for individual deferral of base salary, annual performance-based incentives paid in cash, restricted stock awards, and performance unit awards. The plan also allows for the restoration of Company matching contributions that are prohibited in the Company's 401(k) plan due to tax limits on contributions to qualified plans. In February 2026, the Company made the following contributions under the plan with respect to 2025 service and performance for our NEOs:

Name	7.5% Retirement Contribution	Performance Contribution	Total
Thomas L. Ryan	$262,746	$360,251	$622,997
Eric D. Tanzberger	124,478	170,671	295,149
Sumner J. Waring, III	124,478	170,671	295,149
Elisabeth G. Nash	91,211	125,059	216,270
John H. Faulk	92,148	126,345	218,493

We also offer a 401(k) plan to our associates, including our NEOs. In 2000, the Company initiated the 401(k) Retirement Savings Plan for elective contributions by participants and matching contributions by the Company up to prescribed limits established by the Board of Directors and specific IRS limitations. Participants may elect to defer up to 50% of salary and bonus into the Plan subject to the annual IRS contribution limit of $24,500, excluding the $8,000 catch-up contributions for eligible participants age 50 and older and additional $3,250 higher catch-up contributions for eligible participants between ages of 60 and 63. The Company's match ranges from 75% to 125% of employee deferrals based on their years of Company service. The match is applied to a maximum of 6% of an associate's salary and annual performance-based incentive, subject to the IRS compensation limits.

Perquisites and Personal Benefits

We provide various perquisites and personal benefits to our NEOs that the Compensation Committee views as an important component of competitive compensation. These benefits are designed to attract, motivate, reward, and retain the executive talent required to achieve our corporate strategy:

- Financial and legal planning and tax preparation — encourages critical document preparation and financial planning advice for effective tax and retirement planning.
- Supplemental medical reimbursements — this insured benefit product covers out-of-pocket medical expenses, exclusive of required premium contributions by participants in the Company's medical and dental plans, and is a valued benefit provided at a modest annual cost per participant.
- Enhanced life insurance — this life insurance program generally covers approximately 3.5 times the NEO's annual salary and target bonus.
- Use of Company aircraft — our NEOs are allowed limited use of aircraft for personal reasons in accordance with the Company's usage policy approved by the Board of Directors.

Personal benefit amounts are not considered annual salary for bonus purposes, deferred compensation purposes, or 401(k) contribution purposes. The Compensation Committee periodically reviews executive benefits and perquisites as compared to prevalent practices of other organizations.

Further Executive Compensation Practices and Policies

Provisions Regarding Clawbacks

Executive Officers

In 2023, we adopted an incentive award recoupment policy for seeking the return (clawback) of excess incentive-based compensation that executive officers received that is based on a material error in a previously issued financial statement resulting in a required accounting restatement. The scope of potential recovery extends to incentive-based compensation received by any current or former executive officer who served at any time during the three fiscal years prior to when a restatement becomes required. Incentive compensation includes any cash bonus awarded under the Company's annual incentive plan and any equity-based awards granted pursuant to our Company's long-term incentive plans that are earned, paid/granted or vested wholly (or in part) upon the attainment of any financial reporting measure of the Company.

If the circumstances for recoupment are triggered, the Company could seek to recover from the executive officer the following erroneously awarded compensation:

• The amount of incentive compensation received that exceeds the amount of incentive compensation that otherwise would have been received had the amount of incentive compensation been determined based on the restated financial reporting measures, computed without regard to any taxes paid by the executive officer or by the Company on the executive officer's behalf.

• For incentive compensation based on total shareholder return or Company stock price, where the amount of erroneously awarded compensation cannot be recalculated from information in an accounting restatement, the amount of erroneously awarded compensation is based on a reasonable estimate by the Compensation Committee of the effect of the accounting restatement on the stock price or total shareholder return upon which the incentive-based compensation was received.

Under the policy, the Company may not provide executive officers with indemnity or insurance to insulate them from recovery. The policy applies to all compensation received on or after October 2, 2023.

Other Officers

In addition, we have provisions for seeking the return (clawback) from our Officers (who are not named executive officers) of cash incentive payments and stock sale proceeds in certain circumstances involving fraud. These provisions cover the following elements of compensation: annual performance-based incentives paid in cash, stock options, restricted stock, and performance units. The provisions are triggered if the Board of Directors determines that an Officer has engaged in fraud that caused, in whole or in part, a material adverse restatement of the Company's financial statements. In such an event, the Company could seek to recover from the offending Officer the following:

• The actual annual performance-based incentive paid in cash to the Officer must be returned, but only if the original payment would have been lower if it had been based on the restated financial results.

• Vested and unvested options are cancelled and gains from sales of exercised stock options at any time after the filing of the incorrect financial statements must be returned.

• The gains from sales of restricted stock realized at any time after the filing of the incorrect financial statements must be returned and any remaining unvested restricted stock awards are forfeited.

• Any unpaid performance unit award is forfeited and Officer must repay the entire amount of the performance unit award payment if the award is paid after the ending date of the period covered by the incorrect financial statements.

Securities Trading and Investment Policy

The Board of Directors maintains a policy governing Directors, Officers and employees with regard to transactions involving the Company's securities, including purchases and sales of common stock, which is reasonably designed to promote compliance with insider trading laws, rules and regulations, as well as listing standards. Among other things, the policy provides guidelines on trading during "trading windows," confidentiality responsibilities, and reporting obligations. The policy was updated in 2023 to reflect the SEC's amendments to Rule 10b5-1, which relate to 10b5-1 trading plan requirements.

Practices Regarding Timing of Equity Grants

The Compensation Committee authorizes all equity awards during its regularly scheduled quarterly meeting in February each year. The scheduling of this February meeting is established by the Compensation Committee during a meeting the prior November. By the time the Compensation Committee meets in February, the Company has already announced its year-end earnings and filed its Form 10-K for that period. All agreements for equity grants have the same effective date as the date of the Compensation Committee's February meeting. While the Company does not maintain a formal policy on the issuance of equity awards, it does not, and has not, coordinated the release of material non-public information (MNPI) to influence the value of executive compensation. Furthermore, the Company believes the current grant timing approach effectively reduces the likelihood of issuing awards while in possession of MNPI.

Stock Ownership Guidelines and Retention Requirements

We have stock ownership guidelines for Officers. Stock ownership is generally achieved through open market purchases of SCI stock, shares acquired in the Company-sponsored 401(k) plan, grants of restricted stock, and shares retained after exercise of stock options. The policy requires an Officer to retain all SCI stock acquired from grants of restricted stock and stock options (net of acquisition and tax costs and expenses) until that Officer has met the ownership guidelines.

For each Officer, the stock ownership guideline is the amount of SCI shares having a fair market value equal to a multiple of base salary as set forth in the following table. Measurement of stock ownership against the guidelines will be calculated once a year based on valuation of the shares held at year end utilizing the closing price of SCI common stock on the last trading day of the previous year. A new Officer has an initial period of five years to achieve the target ownership level.

The table below sets forth our current ownership guidelines for our NEOs and their holdings, excluding stock options, as of March 9, 2026 (further details are provided in the footnotes to the tables of Director and Officer shareholdings listed under the "Voting Securities and Principal Holders").

Title	Required Salary Multiple	Minimum Shares Required	Actual Salary Multiple	Actual Shares Owned
Thomas L. Ryan, Chairman of the Board and Chief Executive Officer	6	89,253	113	1,683,216 [1]
Eric D. Tanzberger, Executive Vice President and Chief Financial Officer	4	34,709	20	175,841
Sumner J. Waring, III, President	4	34,709	36	308,319
Elisabeth G. Nash, Senior Vice President, Operations Services	3	21,941	29	213,781
John H. Faulk Senior Vice President, Chief Operating Officer	3	21,569	8	57,410

[1] Includes 157,899 shares held in family trusts over which Thomas L. Ryan has investment control but is not a trustee.

AT MARCH 9, 2026, OUR NAMED EXECUTIVE OFFICERS HAVE EXCEEDED THEIR OWNERSHIP GUIDELINE LEVELS FOR 2026.

Policies on Hedging and Pledging

In 2013, we established policies to prohibit Officers and Directors from hedging or pledging their SCI stock ownership. These policies apply only to Officers and Directors. All officers and members of the Board are prohibited from (i) purchasing any financial instrument that is designed to hedge or offset any decrease in the market value of their ownership of the Company's equity securities, including, but not limited to, prepaid forward contracts, options, puts, calls, equity swaps, collars, other derivative instruments, or any other similar type of financial transaction, or (ii) holding equity securities of the Company in a margin account or pledging equity securities of the Company as collateral for a loan or for any other type of financial transaction.

Employment Agreements and Termination Payment Arrangements

The Company has employment agreements with Thomas L. Ryan, Eric D. Tanzberger, Sumner J. Waring, Elisabeth G. Nash and John H. Faulk. These agreements have current terms expiring December 31, 2026. Annually, the Company may extend each agreement for an additional year unless notice of nonrenewal is given by either party.

The employment agreements articulate the terms and conditions of the NEOs' employment with the Company including termination provisions and noncompetition obligations. Each November, we review the list of the NEOs and other officers with employment agreements in effect and the terms and conditions of their employment and determine whether to extend, modify, or allow the agreements to expire.

Consistent with this review, our executive employment agreements do not include any obligation to pay tax gross-ups in the event of a change in control of the Company. For further discussion of these employment agreements, refer to "Executive Compensation Tables - Executive Employment Agreements" beginning on page **55**.

Our employment agreements and compensation plans have historically incorporated arrangements for certain payments upon change of control of the Company and for other terminations. We believe that these arrangements have been and are necessary to attract, motivate, reward, and retain the executive management talent required to achieve our corporate strategy. In the context of a possible acquisition or merger of the Company, we believe that change of control provisions (i) help focus our executives on strategic alternatives that would maximize shareholder value, and (ii) provide for personal financial security, thereby reducing a potential distraction for the executive. Our change of control and other termination payment arrangements do not affect decisions regarding other compensation elements. We structured the terms and payout of our arrangements based upon our historical practice and competitive considerations, including advice from an independent consultant and features that are commonly used by other publicly traded companies. We require double-trigger vesting upon change in control for equity awards. For further discussion of termination arrangements, refer to "Executive Compensation Tables - Potential Payments Upon Termination" on page **57**.

How We Make Compensation Decisions

Role of the Compensation Committee

The Compensation Committee reviews the executive compensation program of the Company for its adequacy to attract, motivate, reward, and retain well-qualified executive officers who will maximize shareholder returns. The Compensation Committee also reviews the program for its direct and material relationship to the short-term and long-term objectives of the Company and its shareholders as well as the operating performance of the Company. To carry out its role, among other things, the Compensation Committee:

- Reviews appropriate criteria for establishing annual performance targets for executive compensation that are complementary to the Company's long-term strategies for growth;
- Determines appropriate levels of executive compensation by annually conducting a thorough competitive evaluation, reviewing proprietary and proxy information, and consulting with and receiving advice from an independent executive compensation consulting firm;
- Ensures the Company's executive stock plan, long-term incentive plan, annual incentive compensation plan, and other executive compensation plans are administered in accordance with compensation objectives; and
- Approves all new equity-based compensation programs.

Compensation Committee Interlocks and Insider Participation

Board members who served on the Compensation Committee during 2025 were Anthony L. Coelho, Jr., Ellen Ochoa, C. Park Shaper, and Marcus A. Watts. No member of the Compensation Committee in 2025 is an Officer or employee of the Company or any of its subsidiaries, or had any relationships requiring disclosure by the Company.

Role of Compensation Consultants

Compensation decisions are made by our Compensation Committee, based in part on input from independent consultants. Meridian has served as our independent advisor on executive compensation since 2010. Meridian is retained by and reports directly to the Compensation Committee, which has the authority to approve Meridian's fees and other terms of engagement. Services performed by Meridian for the Compensation Committee during 2025 included preparation of competitive benchmarking reviews regarding the executive compensation, evaluation of proposed compensation programs or changes to existing programs, provision of information on current trends in executive compensation, and updates regarding applicable legislative and governance activity. Annually, the Compensation Committee reviews the fee structure, services, and performance of their independent consultants.

Compensation Benchmarking Tools

In November 2024, in its consideration of 2025 compensation for the NEOs, the Compensation Committee reviewed a competitive benchmarking study prepared by Meridian. The benchmarking study provided market data for each of the NEOs, reflecting pay rates for similar positions among a group of general industry companies (the "Peer Comparator Group"). The Compensation Committee used the competitive benchmark study as a reference point for assessing the overall competitiveness of our executive compensation program.

At the request of the Compensation Committee, Meridian developed the Peer Comparator Group for 2025 by reviewing a diversified group of companies that participated in the Equilar Executive Compensation Survey. Meridian developed the Peer Comparator Group based on company size parameters. The Compensation Committee believes this approach reflects an objective and credible methodology and results in an effective working range of competitive compensation benchmarks that appropriately considers the overall complexity of SCI's business model. For example, the Company sells preneed contracts (approximately $2.6 billion in 2025) that are substantially deferred into its growing backlog that will be recognized as future revenue at the time of need or when the services and merchandise are provided. These preneed contracts are administered by the Company over long periods of time, and the Company oversees the management and administration of $8.2 billion in preneed funeral and cemetery trusts and $1.6 billion in related receivables, the earnings of which are typically deferred under GAAP. In addition, executive management oversees a people-centric business of more than 25,000 employees, including approximately 3,800 preneed sales personnel whose production may not initially impact revenue under GAAP. The Compensation Committee reviews the methodology and composition of the Peer Comparator Group annually and may consider modification to the methodology or source of data, as warranted.

The Peer Comparator Group used to inform 2025 pay decisions comprised 181 companies set forth in Annex B in this Proxy Statement, against which SCI is positioned near or above the median in terms of revenue, market capitalization, and enterprise value. The Peer Comparator Group does not include Carriage Services, Inc., a direct industry competitor, as it did not meet the relevant financial criteria for inclusion.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management. The Committee reviewed the 2025 total compensation design components and determined that the risks arising from the Company's compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company. Based on such review and discussions, the Compensation Committee recommended to the Board of Directors that this Proxy Statement include this Compensation Discussion and Analysis.

COMPENSATION COMMITTEE

Ellen Ochoa, Chair   **Anthony L. Coelho**   **C. Park Shaper**   **Marcus A. Watts**

Executive Compensation Tables

Summary Compensation Table

The following table sets forth information for each year in the three-year period ended December 31, 2025 with respect to NEOs. The determination as to which executive Officers were most highly compensated was made with reference to the amounts required to be disclosed under the "Total" column in the table.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary	Stock Awards[1]	Option Awards[1]	Non-Equity Incentive Plan Compensation[2]	All Other Compensation[3]	Total
Thomas L. Ryan Chairman of the Board Chief Executive Officer	2025	$1,200,000	$5,871,996	$2,566,663	$2,303,280	$1,280,330	$13,222,269
	2024	1,200,000	6,031,169	2,436,226	1,162,890	944,604	11,774,889
	2023	1,200,000	5,155,621	2,292,620	1,489,914	1,118,573	11,256,728
Eric D. Tanzberger Executive Vice President Chief Financial Officer	2025	700,000	1,601,486	699,997	959,700	526,545	4,487,728
	2024	670,000	1,511,182	609,920	480,948	446,667	3,718,717
	2023	650,000	1,310,454	584,955	597,805	486,410	3,629,624
Sumner J. Waring, III President	2025	700,000	1,601,486	699,997	959,700	547,944	4,509,127
	2024	670,000	1,436,638	580,548	480,948	400,698	3,568,832
	2023	650,000	1,232,241	549,555	597,805	468,236	3,497,837
Elisabeth G. Nash Senior Vice President, Operations Services	2025	580,000	812,109	355,009	636,144	336,795	2,720,057
	2024	570,000	830,133	335,197	327,332	255,171	2,317,833
	2023	540,000	727,852	325,350	397,310	317,068	2,307,580
John H. Faulk Senior Vice President Chief Operating Officer	2025	550,000	709,186	309,999	678,645	367,111	2,614,941
	2024	490,000	620,058	250,534	281,391	253,707	1,895,690

[1] The Stock Awards column, which includes the Performance Unit Plan denominated in shares, and the Option Awards column set forth the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. The assumptions made for the valuation of the awards are set forth in Note 11 to the consolidated financial statements included in the SCI 2025 Annual Report on Form 10-K.

[2] The Non-Equity Incentive Plan (EIP) column includes annual performance incentive paid in cash.

[3] See 2025 All Other Compensation table below for more information.

2025 ALL OTHER COMPENSATION TABLE

Name	Contributions To Deferred Compensation Plan[1]	Contributions to 401(k) Plan[1]	Life Insurance Related[2]	Perquisites and Other Personal Benefits[3]	Total All Other Compensation
Thomas L. Ryan	$798,866	26,250	27,105	428,109 [4]	$1,280,330
Eric D. Tanzberger	364,301	26,250	7,716	128,278 [5]	526,545
Sumner J. Waring, III	364,301	26,250	8,597	148,796 [6]	547,944
Elisabeth G. Nash	262,857	26,250	18,567	29,121 [7]	336,795
John H. Faulk	255,536	23,969	4,794	82,812 [8]	367,111

[1] The amounts represent contributions by the Company to the accounts of executives in the plans identified in the table. With respect to the Deferred Compensation Plan, the amounts may include three components: (i) base retirement contribution for 2025, (ii) performance contribution for 2025, and (iii) a restoration match for the 2024 plan year paid in 2025.

[2] The amounts represent payments for term life insurance premiums or supplemental life insurance.

[3] The amounts represent the incremental cost to the Company to provide perquisites and other personal benefits. With respect to personal use of the Company's aircraft, the cost includes the average cost of fuel used, direct costs incurred such as flight planning services and food, and an hourly charge for maintenance of the engine and airframe. With respect to medical reimbursement, the Company pays the executive for the medical expenses incurred that are not reimbursed to the executive by the Company's health insurance.

[4] For Thomas L. Ryan, includes $380,581 for personal use of aircraft, as well as costs regarding periodic household security services, medical reimbursement, and tax and financial planning.

[5] For Eric D. Tanzberger, includes $110,973 for personal use of aircraft, as well as costs regarding medical reimbursement and tax and financial planning.

[6] For Sumner J. Waring, III, includes $116,491 for personal use of aircraft, as well as costs regarding medical reimbursement and tax and financial planning.

[7] For Elisabeth G. Nash, includes $12,886 for personal use of aircraft, as well as costs regarding medical reimbursement and tax and financial planning.

[8] For John H. Faulk, includes $50,508 for personal use of aircraft, as well as costs regarding medical reimbursement and tax and financial planning.

Grants of Plan-Based Awards

The following table sets forth plan-based awards granted in 2025 with the four lines pertaining to:

- First line - Annual Performance-Based Incentives Paid in Cash
- Second line - Performance Units, granted February 19, 2025
- Third line - Restricted Stock, granted February 19, 2025
- Fourth line - Stock Options, granted February 19, 2025

GRANTS OF PLAN-BASED AWARDS

Name	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Restricted Stock Awards: Number of Shares of Stock	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards ($/Sh)	Closing Market Price on Date of Grant ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)					
Thomas L. Ryan	—	1,680,000	3,360,000								
				8,201	32,805	65,610					3,294,507
							32,805				2,577,489
								128,077	78.57	78.89	2,566,663
Eric D. Tanzberger	—	700,000	1,400,000								
				2,237	8,947	17,894					898,520
							8,947				702,966
								34,930	78.57	78.89	699,997
Sumner J. Waring, III	—	700,000	1,400,000								
				2,237	8,947	17,894					898,520
							8,947				702,966
								34,930	78.57	78.89	699,997
Elisabeth G. Nash	—	464,000	928,000								
				1,134	4,537	9,074					455,637
							4,537				356,472
								17,715	78.57	78.89	355,009
John H. Faulk	—	495,000	990,000								
				991	3,962	7,924					397,892
							3,962				311,294
								15,469	78.57	78.89	309,999

The material terms of each element of compensation are described in the "Compensation Discussion and Analysis."

In the table above, the performance unit grants are valued using a Monte Carlo valuation at the grant date. In addition, the 2025 performance units provide for pro-rata vesting in the event of (i) death, (ii) disability, (iii) at the discretion of the Compensation Committee, retirement at age 60 with ten years of service or retirement at age 55 with 20 years of service, or (iv) termination by the Company not for cause. The pro-rata vesting is determined by the number of months of service by the executive during the three-year performance period, divided by 36 (which is the number of months in a performance period). For a change of control of the Company, the performance units vest 100% and will be paid at target if the executive is terminated without cause or resigns for good reason within the time period that begins 60 days before a change in control and ends two years after a change in control, or if the acquiring company fails to assume or replace the outstanding equity upon the change of control. The restricted stock grants and stock option grants vest one-third per year. In addition, the restricted stock grants and stock option grants vest 100% in the event of (i) death, (ii) disability, (iii) in the discretion of the Compensation Committee, retirement at age 60 with ten years of service or retirement at age 55 with 20 years of service, (iv) termination by the Company not for cause, or (v) upon a change of control of the Company.

Holders of restricted stock receive dividend payments at the same rate as holders of outstanding shares of SCI common stock.

Outstanding Equity Awards at Fiscal Year End

The following table provides information concerning unexercised options, restricted stock awards, and performance unit plan share awards that have not vested as of the end of our last completed fiscal year.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END 2025

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested[4] (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested[5] (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)
Thomas L. Ryan	253,391	—	$42.63	2/20/2027	67,306	$ 5,247,849	201,410	$15,703,938
	352,000	—	50.82	2/19/2028				
	235,000	—	49.59	2/17/2029				
	200,000	—	59.76	2/16/2030				
	90,666	45,334 [1]	70.34	2/15/2031				
	47,000	94,000 [2]	69.98	2/14/2032				
	—	128,077 [3]	78.57	2/19/2033				
Eric D. Tanzberger	54,800	—	$49.59	2/17/2029	17,633	1,374,845	52,154	4,066,447
	46,800	—	59.76	2/16/2030				
	23,133	11,567 [1]	70.34	2/15/2031				
	11,766	23,534 [2]	69.98	2/14/2032				
	—	34,930 [3]	78.57	2/19/2033				
Sumner J. Waring, III	44,000	—	$59.76	2/16/2030	17,175	1,339,135	50,294	3,921,423
	21,733	10,867 [1]	70.34	2/15/2031				
	11,200	22,400 [2]	69.98	2/14/2032				
	—	34,930 [3]	78.57	2/19/2033				
Elisabeth G. Nash	34,500	—	$42.63	2/20/2027	9,324	726,992	27,994	2,182,692
	44,700	—	50.82	2/19/2028				
	30,200	—	49.59	2/17/2029				
	28,100	—	59.76	2/16/2030				
	12,866	6,434 [1]	70.34	2/15/2031				
	6,466	12,934 [2]	69.98	2/14/2032				
	—	17,715 [3]	78.57	2/19/2033				
John H. Faulk	24,600	—	$42.63	2/20/2027	7,502	584,931	21,844	1,703,177
	32,700	—	50.82	2/19/2028				
	22,400	—	49.59	2/17/2029				
	19,100	—	59.76	2/16/2030				
	9,266	4,634 [1]	70.34	2/15/2031				
	4,833	9,667 [2]	69.98	2/14/2032				
	—	15,469 [3]	78.57	2/19/2033				

[1] These unexercisable options expiring 2/15/2031 vest 100% on 02/15/2026.

[2] These unexercisable options expiring 2/14/2032 vest 50% each on 02/14/2026 and 02/14/2027.

[3] These unexercisable options expiring 2/19/2033 vest 33% each on 02/19/2026, 02/19/2027, and 02/19/2028.

[4] The restricted stock for each person in the table vests as follows:

	Shares Vesting 03/05/2026	Shares Vesting 03/05/2027	Shares Vesting 03/05/2028	Total Shares Vesting
Thomas L. Ryan	33,569	22,802	10,935	67,306
Eric D. Tanzberger	8,694	5,956	2,983	17,633
Sumner J. Waring, III	8,383	5,809	2,983	17,175
Elisabeth G. Nash	4,664	3,147	1,513	9,324
John H. Faulk	3,640	2,541	1,321	7,502

[5] These unearned performance unit plan share units vest as indicated below upon attainment of certain performance goals based on our three-year TSR as discussed in the Compensation Discussion and Analysis. Based on our 2025 performance exceeding the target goals, the share unit amounts and fair values disclosed in this table and the vesting schedule below represent the maximum awards, which could change over the remaining performance period.

	PUP Share Units Vesting 02/17/2026	PUP Share Units Vesting 02/16/2027	PUP Share Units Vesting 02/15/2028	Total PUP Share Units Vesting
Thomas L. Ryan	64,600	71,200	65,610	201,410
Eric D. Tanzberger	16,420	17,840	17,894	52,154
Sumner J. Waring, III	15,440	16,960	17,894	50,294
Elisabeth G. Nash	9,120	9,800	9,074	27,994
John H. Faulk	6,600	7,320	7,924	21,844

Option Exercises and Stock Vested

The following table provides information concerning each exercise of stock options and each vesting of restricted stock during the last fiscal year on an aggregated basis.

OPTION EXERCISES AND STOCK VESTED FOR THE YEAR ENDED DECEMBER 31, 2025

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)[1]	Value Realized on Vesting ($)[1]
Thomas L. Ryan	235,609	$ 10,192,177	—	$ —
Eric D. Tanzberger	80,800	2,481,385	26,226	2,050,054
Sumner J. Waring, III	86,400	2,485,650	8,013	632,546
Elisabeth G. Nash	42,400	1,644,783	1,447	114,226
John H. Faulk	29,100	1,263,583	3,450	272,343

[1] Includes the shares and value of restricted stock that were deferred into the Executive Deferred Compensation Plan, described hereinafter under the caption "Executive Deferred Compensation Plan", as follows: 21,985 shares with a value of $1,715,270 for Eric D. Tanzberger.

Executive Deferred Compensation Plan

The Executive Deferred Compensation Plan is a supplemental retirement and deferred compensation plan for our executive officers, in which the NEOs participate. The plan allows for Company contributions, including annual contributions of up to 7.5% and performance-based contributions targeted at 7.5%, with a range of 0% to 15% based on achievement of Company performance measures established in the first quarter of each year. These are the same performance measures described in Compensation Discussion and Analysis - Annual Performance-Based Incentives Paid in Cash. The percentages are applied to the combined eligible compensation of base salary and annual performance-based incentive paid in cash. The plan also allows for the restoration of Company matching contributions that are prohibited in the Company's 401(k) plan due to tax limits on contributions to qualified plans.

Company contributions to the plan generally vest over three years. If a participant is terminated by the Company not for cause, dies, becomes disabled, or in the event of a change of control of the Company as defined in the plan, the participant immediately vests 100% in the Company's contributions. If the participant retires on or after age 60 with ten years of service or age 55 with 20 years of service, the Compensation Committee may in its sole discretion elect to immediately vest 100% of the unvested contributions.

In addition, the plan allows for an individual participant to defer portions of his or her base salary, annual performance-based incentives paid in cash, restricted stock, and performance units. The participant may defer up to 80% of salary, up to 100% of restricted stock, and up to 90% of the other elements of compensation. When restricted stock is deferred, it is subject to the 3-year vesting schedule. All other of these amounts are 100% vested at time of deferral.

The following tables provide information pertaining to contributions, earnings, and other information under the Executive Deferred Compensation Plan.

NONQUALIFIED DEFERRED COMPENSATION IN 2025

Name	Executive Contributions in Last FY[1] ($)	Registrant Contributions in Last FY[2] ($)	Aggregate Earnings in Last FY[3] ($)	Aggregate Distributions/ Withdrawals ($)	Aggregate Balance at Last FYE[4] ($)
Thomas L. Ryan	$3,184,651	$798,866	$5,194,345	$ (925,196)	$80,964,020
Eric D. Tanzberger	423,728	364,301	475,157	(1,976,870)	8,343,165
Sumner J. Waring, III	90,012	364,301	1,356,604	(269,789)	11,579,132
Elisabeth G. Nash	935,595	262,857	2,094,711	—	33,897,554
John H. Faulk	93,807	255,536	567,143	(208,169)	4,986,298

[1] These executive contributions were made in 2025 and are included in the Summary Compensation Table for the year 2025 in the amounts and in the table titled Executive Contributions in 2025 below.

[2] The registrant contributions are included in the Summary Compensation Table under the "All Other Compensation" column.

[3] The earnings reflect the returns of the measurement funds selected by the executives and are not included in the Summary Compensation Table.

[4] The amounts below include reported contributions included in the Summary Compensation Table for years prior to 2025 and are included in the table titled Cumulative Contributions from Previous Years below.

EXECUTIVE CONTRIBUTIONS IN 2025

			Stock Awards	
	Salary	Annual Performance- Based Incentive Paid In Cash	TSR Performance Units	Restricted Stock Awards
Thomas L. Ryan	$115,385	$116,290	$364,990	$2,587,986
Eric D. Tanzberger	41,917	28,857	—	352,954
Sumner J. Waring, III	41,917	48,095	—	—
Elisabeth G. Nash	231,816	196,398	256,826	250,555
John H. Faulk	65,668	28,139	—	—

The following amounts represent cumulative contributions, which were included in the "Total Compensation" column of the Summary Compensation Table in previous years:

CUMULATIVE CONTRIBUTIONS FROM PREVIOUS YEARS

Thomas L. Ryan	$52,563,652
Eric D. Tanzberger	10,633,839
Sumner J. Waring, III	6,253,987
Elisabeth G. Nash	2,662,726
John H. Faulk	259,095

Each participant may elect measurement funds, which are based on certain mutual funds, for the purpose of crediting or debiting additional amounts to his or her account balance. A participant may change his or her measurement funds election at any time. The Compensation Committee determines which measurement funds will be available for participants. For 2025, the available measurement funds and their respective returns were as follows:

Fund Name	2025 Calendar Year Return
Advisor Managed Portfolio - Aggressive Allocation	18.04%
Advisor Managed Portfolio - Conservative Allocation	9.06%
Advisor Managed Portfolio - Growth Allocation	16.05%
Advisor Managed Portfolio - Moderate Allocation	11.62%
Advisor Managed Portfolio - Moderate Growth Allocation	13.99%
American Funds IS New World - Class 1	28.60%
Charles Schwab S&P 500 Index	17.83%
ClearBridge Variable Small Cap Growth - Class I	9.23%
Dimensional VA International Value	45.64%
Dimensional VA US Targeted Value	8.95%
Dimensional VIT Inflat-Protect Secs I	7.55%
Fidelity VIP Growth - Initial Class	14.90%
Fidelity VIP Investment Grade Bond - Initial Class	7.22%
Goldman Sachs VIT Gov't Money Market - Instl Shares	4.20%
Janus Henderson VIT Enterprise - Instl Shares	7.67%
MFS Mid Cap Value - Initial Class	5.98%
MFS VIT II International Intrinsic Value - Initial Class	33.26%
MFS VIT III Global Real Estate - Initial Class	3.53%
NYLI VP MacKay High Yield Corp Bond - Initial Class	6.87%
PIMCO VIT Emerging Markets Bond - Admin Shares	14.98%
SCI General Account Fund	3.00%
SCI Stock Fund	(2.32%)
Thrivent Series Small Cap Index	5.80%
Vanguard VIF Diversified Value	16.83%
Vanguard VIF International	19.97%
Vanguard VIF Mid Cap Index	11.54%
Vanguard VIF Short-Term Investment-Grade	6.85%
Vanguard VIF Total International Stock Market Index	32.04%

A participant may generally elect to receive a distribution at termination in a lump sum or in installments of up to fifteen years. With regard to the participant's contributions, the participant may schedule other distribution dates. For death, disability, or change of control of the Company, the participant or beneficiary may elect a lump sum payment within 60 days.

Executive Employment Agreements

Current Named Executive Officers

The Company has employment agreements with the NEOs. These agreements have current terms expiring December 31, 2026. Annually, the Company may extend each agreement for an additional year unless notice of nonrenewal is given by either party. If such notice of nonrenewal is given by the Company or if notice is not given of the Company's decision to authorize renewal, the employment agreement will not be extended.

These agreements provide for base salaries, that may be increased by the Compensation Committee in its sole discretion, and the right to participate in bonus and other compensation and benefit arrangements. As of March 9, 2026, the base salaries for Thomas L. Ryan, Eric D. Tanzberger, Sumner J. Waring, III, Elisabeth G. Nash and John H. Faulk are $1,200,000, $700,000, $700,000, $590,000, and $580,000, respectively.

Pursuant to the agreements, in the event of termination of employment due to the executive's voluntary termination, the executive is entitled to receive (i) salary earned to the date of termination and (ii) any incentive compensation that had been determined by the Compensation Committee but not yet paid. In the event of termination of employment due to death, the executive or his estate is entitled to receive (i) his salary through the end of his employment term, (ii) a pro rata portion (based on the portion of the year elapsed at the date of termination) of the annual performance-based incentive bonus the executive would have received if he had remained an employee through his employment term ("Prorated Bonus"), and (iii) continuation of health benefits for eighteen months for the family members who previously had coverage. In the event of termination of employment due to disability, the executive or his estate is entitled to receive (i) his salary during the period beginning on the date Company determines that executive is disabled and ending twenty-four (24) weeks thereafter, (ii) a pro rata portion (based on the portion of the year elapsed at the date of termination) of the annual performance-based incentive bonus the executive would have received if he had remained an employee through his employment term ("Prorated Bonus"), and (iii) continuation of health benefits for eighteen months. In the event of termination by the Company without cause, the executive is entitled to receive (i) bi-weekly salary continuation payments based on his rate of salary for two years, (ii) Pro Rated Bonus and (iii) continuation of health benefits for eighteen months. In the event of termination by the Company for cause, the executive is not entitled to any further payments under the employment agreement. "Cause" includes conviction of a crime involving moral turpitude, failure to follow Company policy or directives, willful and persistent failure to attend to his duties, gross negligence or willful misconduct, and violation of his obligations under the employment agreement.

In the event of a change of control of the Company (as defined below) and the subsequent termination of the executive without cause or voluntary termination by the executive for good reason (as defined below) during the period commencing sixty days prior to the change of control and ending two years following the change of control, the executive is entitled to the following:

- a lump sum equal to three times the sum of the executive's annual salary and target annual performance-based incentive bonus ("Target Bonus");
- an amount equal to his or her target annual performance-based incentive bonus, prorated to the date of the change of control ("Partial Bonus"); and
- continuation of health benefits for eighteen months.

"Good Reason" means relocation of the executive by more than 50 miles, reduction in responsibilities, reduction in base salary or bonus or other compensation programs, or reduction in the executive's aggregate benefits.

Upon termination of his or her employment, each executive is subject, at the Company's option, to a non-competition obligation for a period of one year, which the Company may extend for one additional year. If the Company elects to have the non-competition provisions apply, the Company will make payments to the executive during the non-competition period at a rate equal to his base salary at the time of termination, unless such termination was for cause or the executive terminates his employment (other than within twenty-four months after a change of control for certain specified reasons), in which case the executive is bound by the non-competition provisions without the Company making the corresponding payments.

Change of Control

Under the employment agreements, a change of control includes any of the following:

- any individual, entity, or group acquires 20% or more of our common stock or voting securities (excluding certain acquisitions involving SCI or an SCI benefit plan or certain reorganization, merger, or consolidation transactions);
- our incumbent Directors cease to constitute a majority of our Directors (our incumbent Directors include persons nominated by the existing Board or Executive Committee);
- consummation of certain reorganizations, mergers, consolidations, or sales of substantially all assets of SCI; or
- our shareholders approve certain liquidations or dissolution of SCI.

However, such a reorganization, merger, consolidation, or sale of assets does not constitute a change of control if:

- more than 60% of the surviving corporation's common stock and voting shares is owned by our shareholders (in the same proportion that our shareholders owned shares in SCI before the transaction);
- no person (excluding SCI, any benefit plan of SCI or the surviving corporation, and a person owning 20% of SCI common stock or voting securities before the transaction) owns 20% or more of the common stock or voting shares of the surviving corporation; and
- a majority of the surviving corporation's Board members were incumbent SCI Directors when the transaction agreement was executed.

Potential Payments Upon Termination

The Company has entered into certain agreements and maintains certain plans that require the Company to provide compensation to NEOs in the event of a termination of employment. The amount of compensation payable to each NEO[1] in each situation is listed in the tables below. In addition, each NEO is entitled to receive his benefits described in the preceding tables titled "Pension Benefits" and "Nonqualified Deferred Compensation in 2025."

EXECUTIVE PAYMENTS AND BENEFITS UPON TERMINATION AS OF DECEMBER 31, 2025

		Voluntary Termination	Involuntary Not for Cause Termination	Disability	Death	Change of Control Involuntary or Good Reason Termination
Thomas L. Ryan	Salary and Bonus	$ —	$ 4,703,280	$ 2,857,126	$ 3,503,280	$ 10,320,000
	Long-Term Incentives	—	11,654,132	11,654,132	11,654,132	14,342,330
	Other Benefits	—	5,713,745	5,666,392	12,666,391	5,713,745
	Total	—	22,071,157	20,177,650	27,823,803	30,376,075
Eric D. Tanzberger	Salary and Bonus	—	2,359,700	1,282,777	1,659,700	4,900,000
	Long-Term Incentives	—	3,009,824	3,009,824	3,009,824	3,721,805
	Other Benefits	—	906,141	864,859	3,864,860	906,141
	Total	—	6,275,665	5,157,460	8,534,384	9,527,946
Sumner J. Waring, III	Salary and Bonus	—	2,359,700	1,282,777	1,659,700	4,900,000
	Long-Term Incentives	—	2,897,682	2,897,682	2,897,682	3,597,857
	Other Benefits	—	221,677	180,395	3,180,395	221,676
	Total	—	5,479,059	4,360,854	7,737,777	8,719,533
Elisabeth G. Nash	Salary and Bonus	—	1,796,144	903,836	1,216,144	3,596,000
	Long-Term Incentives	—	1,619,732	1,619,732	1,619,732	1,990,883
	Other Benefits	—	679,730	648,135	3,648,135	679,731
	Total	—	4,095,606	3,171,703	6,484,011	6,266,614
John H. Faulk	Salary and Bonus	—	1,778,645	932,491	1,228,645	3,630,000
	Long-Term Incentives	—	1,257,315	1,257,315	1,257,315	1,564,819
	Other Benefits	—	172,856	125,502	3,125,502	172,856
	Total	—	3,208,816	2,315,308	5,611,462	5,367,675

Below is a description of the assumptions that were used in creating the table above.

Base Salary and Annual Performance-Based Incentive Paid in Cash

The amounts of these elements of compensation are governed by the individual's employment agreements. See "Executive Employment Agreements" above. At December 31, 2025, each of the employment agreements had a term expiring December 31, 2026. In addition, the meaning of "change of control" as used in the tables is set forth in the employment agreements.

Long-Term Incentives: Performance Units, Stock Options, and Restricted Stock

The amounts pertaining to the performance units, stock options, and restricted stock are governed by the terms of their respective awards. See the discussion following the table "Grants of Plan-Based Awards" above. For unvested performance units, restricted stock, and stock options; accelerated vesting for voluntary termination at retirement occurs at the discretion of the Compensation Committee at age 60 with ten years of service or at age 55 with 20 years of service and is not included in the table above.

Other Benefits

The table does not assume accelerated vesting of the unvested amounts pertaining to each executive's interest in the Executive Deferred Compensation Plan, which could occur at the discretion of the Compensation Committee at retirement. For a discussion of vesting, see the discussion preceding the table "Nonqualified Deferred Compensation in 2025" above.

Under the columns "Involuntary Not for Cause Termination", "Disability", "Death", and "Change of Control: Involuntary or Good Reason Termination", the tables include the accelerated vesting of the unvested amounts in the Executive Deferred Compensation Plan. Under the columns, "Involuntary Not for Cause Termination" and "Change of Control: Involuntary or Good Reason Termination", the tables include the Company's estimates of the value of post-retirement health benefits. The table also includes life insurance proceeds under the "Death" column.

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, we are providing the following information about the relationship of the median of the annual total compensation of our employees (excluding the CEO) and the annual total compensation of our CEO. The pay ratio included in this information is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K.

We used December 31, 2025 as our determination date and identified the median employee by examining total gross wages for all full-time, part-time, and seasonal employees who were employed at that date. After identifying the median employee, we calculated annual 2025 compensation for the median employee using the same methodology used to calculate the CEO's total compensation as reflected in the Summary Compensation Table on page **49** of this Proxy Statement. The median employee's 2025 total compensation was $44,512. The CEO's 2025 annual total compensation was $13,222,269, which is 297 times the annual total compensation of the median employee (excluding the CEO).

We believe that the above pay ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K. In addition, because the SEC rules for identifying the median employee allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates, and assumptions in calculating their own pay ratios.

Pay Versus Performance

As discussed in the Compensation Discussion and Analysis beginning on page **35**, our Compensation Committee has implemented an executive compensation program designed to link our NEOs' compensation to the achievement of SCI's financial, operational, and strategic objectives, and to align our executive pay with changes in the value of our shareholders' investments. The following table sets forth additional compensation information for our NEOs, calculated in accordance with SEC regulations, for fiscal years 2025, 2024, 2023, 2022, and 2021.

Year	Summary Compensation Table (SCT) Total Compensation for CEO[1]	Compensation Actually Paid to CEO[1],[2],[4]	Average SCT Total Compensation for Other NEOs[1]	Average Compensation Actually Paid to Other NEOs[1],[3],[4]	Value of Initial Fixed $100 Investment Based on: Cumulative TSR	Peer Group Cumulative TSR[5]	Post-Tax Net Income (In thousands)	Normalized Earnings Per Share[6]
2025	$ 13,222,269	$ 10,630,358	$ 3,582,963	$ 3,110,029	$ 172.08	$ 118.47	$542,614	$ 3.81
2024	11,774,889	17,758,374	2,818,182	4,401,771	173.30	115.96	518,648	3.48
2023	11,256,728	11,187,121	3,001,820	2,971,933	146.35	117.15	537,317	3.44
2022	12,736,183	14,191,951	3,528,998	4,193,758	145.27	102.87	565,338	3.85
2021	11,708,035	29,259,594	3,229,307	6,124,407	146.81	157.86	802,939	4.53

[1] For years 2021, 2022, 2023 and 2024, Thomas L. Ryan was our CEO and Eric D. Tanzberger, Sumner J. Waring, III, and Steven A. Tidwell were included in Other NEOs. For years 2021 and 2022, Gregory T. Sangalis was included in Other NEOs. Gregory T. Sangalis effectively retired on March 22, 2023 and was replaced as a NEO by Elisabeth G. Nash. For years 2023 and 2024, Elisabeth G. Nash was included in Other NEOs. Steven A. Tidwell effectively retired on October 1, 2024. For year 2024, John H. Faulk was added to the individuals comprising the Other NEOs. For year 2025, Eric D. Tanzberger, Sumner J. Waring, III, Elisabeth G. Nash and John H. Faulk were included in Other NEOs.

[2] To calculate the amounts in the "Compensation Actually Paid to CEO" column in the table above, the following amounts were deducted from and added to (as applicable) our CEO's "Total" compensation as reported in the SCT:

Compensation Actually Paid to CEO	2025	2024	2023	2022	2021
Total Compensation as Reported in SCT	$13,222,269	$11,774,889	$11,256,728	$12,736,183	$11,708,035
Pension and Equity Values Reported in SCT	(8,438,659)	(8,467,395)	(7,448,241)	(6,879,013)	(6,021,236)
Fair Value of Equity Compensation Granted in Current Year - Value at Year End	8,314,727	10,425,682	6,644,691	9,821,155	12,367,931
Dividends Paid on Unvested Restricted Share Awards	87,497	91,080	77,728	77,588	73,011
Change in the Fair Value of Awards Made in Prior Fiscal Years That Were Unvested at End of Current Fiscal Year	(2,069,313)	3,032,178	(194,998)	2,187,970	10,527,347
Change in the Fair Value of Awards Made in Prior Fiscal Years That Vested During Current Fiscal Year	(486,163)	901,940	851,213	(3,751,932)	604,506
Compensation Actually Paid to CEO	$10,630,358	$17,758,374	$11,187,121	$14,191,951	$29,259,594

[3] To calculate the amounts in the "Average Compensation Actually Paid to Other NEOs" column in the table above, the following amounts were deducted from and added to (as applicable) our Other NEOs "Total" compensation as reported in the SCT for that year:

Average Compensation Actually Paid to Other NEOs	2025	2024	2023	2022	2021
Total Compensation as Reported in SCT	$ 3,582,963	$ 2,818,182	$ 3,001,820	$ 3,528,998	$ 3,229,307
Pension and Equity Values Reported in SCT	(1,697,317)	(1,506,072)	(1,490,513)	(1,317,879)	(1,154,731)
Fair Value of Equity Compensation Granted in Current Year - Value at Year End	1,672,390	1,854,388	1,329,663	1,900,629	2,013,352
Dividends Paid on Unvested Restricted Share Awards	16,422	19,313	15,036	14,891	13,840
Change in the Fair Value of Awards Made in Prior Fiscal Years That Were Unvested at End of Current Fiscal Year	(378,916)	832,155	(39,400)	772,621	1,972,241
Change in the Fair Value of Awards Made in Prior Fiscal Years That Vested During Current Fiscal Year	(85,513)	383,805	155,327	(705,502)	50,398
Average Compensation Actually Paid to Other NEOs	$ 3,110,029	$ 4,401,771	$ 2,971,933	$ 4,193,758	$ 6,124,407

[4] The weighted average key assumptions utilized to determine the equity awards adjustments in the Compensation Actually Paid tables above were as follows:

Weighted Average Assumptions	2025	2024	2023	2022	2021
Dividend Yield	1.7%	1.7%	1.5%	1.6%	1.7%
Expected Volatility	26.8%	26.8%	27.4%	26.2%	24.2%
Risk-Free Interest Rate	4.0%	4.4%	4.2%	2.9%	0.4%
Expected Holding Period (Years)	2.9	2.6	2.6	2.1	2.1
Market Price of Stock	$ 77.52	$ 75.60	$ 70.10	$ 63.95	$ 60.74
Exercise Price	$ 68.39	$ 63.29	$ 56.64	$ 50.53	$ 45.67

[5] The Peer Group Cumulative TSR set forth in this table utilizes a custom group of peer companies (the "Peer Group"), which we also utilize in the stock performance graph required by Item 201(e) of Regulation S-K included in our Annual Report for the year ended December 31, 2025. The Peer Group in 2024 comprises Carriage Services, Inc. and Matthews International Corp. as Hillenbrand spun off their industry related business and Park Lawn Corporation is no longer a public company. The Peer Group in 2021-2023 comprises Carriage Services, Inc., Hillenbrand Inc., Matthews International Corp., and Park Lawn Corporation. TSR is determined based on the value of an initial fixed investment of $100. Total return data assumes reinvestment of dividends.

[6] We believe normalized earnings per share drives the performance of the Company and enhances shareholder value. Normalized Earnings per Share is calculated by applying a targeted effective tax rate of approximately 25.1% to the Company's calculation of its reported diluted earnings per share and further adjusting to exclude certain non-routine items as described in the Performance Measures section of the Compensation Discussion and Analysis (CD&A) on page **41**. The following is the list of the metrics used by the Company to link the compensation of our NEOs to Company performance.

2025 Compensation Metrics *(discussed in detail in the Compensation Discussion & Analysis section)*

Normalized Earnings Per Share	Customer Satisfaction Ratings
Normalized Free Cash Flow Per Share	Total Shareholder Return
Comparable Preneed Production	Normalized Return on Equity

COMPENSATION ACTUALLY PAID AND NORMALIZED EPS ALIGNMENT


Compensation Actually Paid
30M
25M
20M
15M
10M
5M
0M
5.00
4.50
4.00
3.50
3.00
2.50
2.00
1.50
1.00
Normalized EPS
$4.53
$3.85
$3.44
$3.48
$3.81
$29.3M
$6.1M
$14.2M
$4.2M
$11.2M
$3.0M
$17.8M
$4.4M
$10.6M
$3.1M
2021
2022
2023
2024
2025
Compensation Actually Paid to CEO (in millions)
Average Compensation Actually Paid to Other NEOs (in millions)
Normalized Earnings Per Share

COMPENSATION ACTUALLY PAID AND POST-TAX NET INCOME ALIGNMENT


Compensation Actually Paid
30M
25M
20M
15M
10M
5M
0M
800M
700M
600M
500M
400M
300M
200M
100M
Post-Tax Net Income
$803M
$565M
$537M
$519M
$543M
$29.3M
$6.1M
$14.2M
$4.2M
$11.2M
$3.0M
$17.8M
$4.4M
$10.6M
$3.1M
2021
2022
2023
2024
2025
Compensation Actually Paid to CEO (in millions)
Average Compensation Actually Paid to Other NEOs (in millions)
Post-Tax Net Income (in millions)

COMPENSATION ACTUALLY PAID AND TSR ALIGNMENT


Compensation Actually Paid
30M
25M
20M
15M
10M
5M
0M
200
190
180
170
160
150
140
130
120
110
100
90
80
70
60
50
Index 2020 = $100
$158
$147
$145
$146
$173
$172
$103
$117
$116
$118
$29.3M
$6.1M
$14.2M
$4.2M
$11.2M
$3.0M
$17.8M
$4.4M
$10.6M
$3.1M
2021
2022
2023
2024
2025
Compensation Actually Paid to CEO (in millions)
Average Compensation Actually Paid to Other NEOs (in millions)
SCI Cumulative TSR
Peer Group Cumulative TSR

Certain Transactions



In February 2007, the Company adopted a written policy regarding "related person transactions", which are required to be disclosed under SEC rules. Generally, these are transactions that involve (i) the Company, (ii) a Director, Officer, or 5% shareholder, or their family member or affiliates, and (iii) an amount over $120,000. Under the policy, our General Counsel will review any related person transaction with our Nominating and Corporate Governance Committee or its Chair. Then, the Committee or the Chair will make a determination whether the transaction is consistent with the best interests of the Company and our shareholders. The Nominating and Corporate Governance Committee reviewed and approved the following reported transactions:

In 2025, SCI Shared Resources, LLC, a subsidiary of the Company, paid $352,742 in compensation to Mr. Bryan Bentley in his capacity as an employee. Mr. Bentley is the son-in-law of Alan R. Buckwalter, a Director of the Company who will not stand for reelection as a member of the Board in 2026.

As approved by the Committee in 2025, the family of Sumner J. Waring, III, President, has had a relationship with SCI that began in 1996, when the family sold its business to SCI. Sumner Waring's mother owns a company that leases funeral homes to the Company under a lease expiring in 2026 for which the Company paid rent of $200,000 in 2025. The total amount of real estate rent paid annually to Mrs. Waring's company is approximately 1% of the total rent paid by the Company for leasing real estate.

Voting Securities and Principal Holders



Principal Holders of SCI Stock

The table below sets forth information with respect to any person who is known to the Company as of March 9, 2026 to be the beneficial owner of more than five percent of the Company's Common Stock. As of March 9, 2026, 138,721,159 shares of the Company's shares were issued and outstanding.

Name and Address of Beneficial Owner	Amount Beneficially Owned	Percent of Class
Baillie Gifford & Co Calton Square 1 Greenside Row Edinburgh EH1 3AN Scotland, UK	9,161,409 [1]	6.5%
BlackRock, Inc. 50 Hudson Yards New York, NY 10001	13,645,689 [2]	9.2%
The Vanguard Group 100 Vanguard Blvd Malvern, PA 1935	14,888,561 [3]	10.1%

[1] This information is as of December 31, 2025 and is based solely on a Schedule 13 G/A filed with the SEC on February 5, 2026 by Baillie Gifford & Co., which reported sole voting power for 7,118,296 shares, shared voting power for no shares, sole dispositive power for 9,161,409, and shared dispositive power for no shares.

[2] This information is as of December 31, 2023 and is based solely on a Schedule 13G/A filed with the SEC on January 24, 2024 by BlackRock, Inc., which reported sole voting power for 12,961,542 shares, shared voting power for no shares, sole dispositive power for 13,645,689 shares, and shared dispositive power for no shares.

[3] This information is as of December 31, 2023 and is based solely on a Schedule 13 G/A filed with the SEC on February 13, 2024 by The Vanguard Group, Inc., which reported sole voting power for no shares, shared voting power for 80,247 shares, sole dispositive power for 14,649,589 shares, and shared dispositive power for 238,972 shares.

Executive Officer and Director Ownership of SCI Stock

The table below sets forth, as of March 9, 2026, the amount of the Company's Common Stock beneficially owned by each NEO, each Director nominee, and all Directors and executive Officers as a group, based upon information obtained from such persons. Securities reported as beneficially owned include those for which the persons listed have sole voting and investment power, unless otherwise noted.

Name of Individual or Group	Shares Owned	Right to Acquire Ownership Under Options Exercisable Within 60 Days	Total	Percent of Class[4]
Thomas L. Ryan	1,683,216	1,313,083	2,996,299	2.1%
Eric D. Tanzberger	175,841	171,476	347,317	*
Sumner J. Waring, III	308,319	110,643	418,962	*
Elisabeth G. Nash	213,781	175,638	389,419	*
John H. Faulk	57,410	127,522	184,932	*
Alan R. Buckwalter	40,166	—	40,166	*
Anthony L. Coelho	48,288	—	48,288	*
Jakki L. Haussler	10,771	—	10,771	*
Thad Hill	2,514	—	2,514	*
Victor L. Lund	211,634	—	211,634	*
Ellen Ochoa	45,846	—	45,846	*
C. Park Shaper [1]	15,453	—	15,453	*
Sara M. Tucker	27,845	—	27,845	*
Marcus A. Watts [2]	71,815	—	71,815	*
Executive Officers and Directors as a Group (16 persons) [3]	2,912,899	1,898,362	4,811,261	3.4%

* Less than one percent

[1] Includes 5,000 shares of SCI common stock, which are owned directly by Seis Holdings LLC. Mr. Shaper serves as the Chief Executive Officer for, and he and his spouse hold membership interests in Seis Holdings LLC. Mr. Shaper disclaims beneficial ownership of this common stock except to the extent of his pecuniary interest therein.

[2] Includes 10,971 shares held in family trusts of which Marcus Watts is trustee.

[3] W. Blair Waltrip did not stand for reelection to the Board in 2025. As of June 30, 2025, Mr. Waltrip had 1,179,305 shares of SCI common stock; however, Mr. Waltrip's holdings are not included in the overall total of executive and director ownership of SCI stock because Mr. Waltrip is not an elected member of the SCI Board as of record date.

[4] Shares outstanding plus options exercisable as of March 9, 2026 are 142,222,126.

Introduction to Our 2026 Company Proposals

The following pages describe four proposals recommended by the Board of Directors.

Proposals 4 and 5 are intended to modernize and enhance the Company's governing documents to provide the Board with appropriate flexibility to set the size of the Board and appoint directors as a part of its succession planning efforts.

- Proposal 4: Amend the Company's Articles of Incorporation and Bylaws to reduce the minimum required number of directors.

- Proposal 5: Amend the Company's Articles of Incorporation and Bylaws to permit the Board to increase the number of directors and fill newly created vacancies.

Proposal 6 is intended to mitigate unnecessary litigation and expense by providing for the limitation of officer liability to the extent permitted under the Texas Business Organizations Code.

- Proposal 6: Amend the Company's Articles of Incorporation to limit the liability of officers as permitted by law.

Proposal 7 seeks shareholder approval of the 2026 Equity Incentive Plan, which is designed to support the Company's pay-for-performance philosophy by enabling the Company to continue to attract, retain, and motivate key employees and executives through equity-based incentives aligned with shareholder interests.

- Proposal 7: Approval of the 2026 Equity Incentive Plan.

To further promote shareholder participation and reduce broker non-votes, the Company has engaged Saratoga Proxy Consulting as its proxy solicitor. Saratoga Proxy Consulting will contact certain shareholders by telephone and mail to encourage timely voting.

The Board of Directors recommends a vote "FOR" each of these proposals.

PROPOSAL 4

Proposal to Amend the Company's Articles of Incorporation and Bylaws to Reduce the Minimum Required Number of Directors

 The Board of Directors recommends a vote **"FOR"** the proposal to amend the Company's Articles of Incorporation and Bylaws to reduce the minimum required number of directors.

The Board of Directors is requesting shareholder approval of an amendment to Article Twelve of the Company's Restated Articles of Incorporation (the "Articles of Incorporation") and Article Two of the Company's Bylaws that would change the minimum required number of directors on our Board from nine to three directors and make certain updates and conforming changes, including eliminating outdated transitional provisions applicable to directors elected prior to the 2019 Annual Meeting of Shareholders (the "Proposed Board Range Amendment"). The maximum required number of directors will remain at fifteen directors.

Currently, Article Twelve of the Articles of Incorporation provides that the Board is to consist of not fewer than nine nor more than fifteen directors, with the exact number to be fixed from time to time by resolution of the Board.

The Board currently consists of ten directors. The Board regularly evaluates its size, structure, and composition to ensure it can function effectively while maintaining an appropriate balance of skills and expertise, consistent with governance best practices among public companies. The proposed reduction in the minimum number of directors will provide the Board with additional flexibility to address vacancies and director retirements without the need to immediately appoint new members to satisfy the current minimum threshold.

The Board has approved and recommended that shareholders approve the Proposed Board Range Amendment and is accordingly submitting the Proposed Board Range Amendment to shareholders for approval.

Approval of the Proposed Board Range Amendment requires the affirmative vote of holders of a majority of the outstanding shares of the Company's common stock. An abstention or broker non-vote will have the same effect as a vote against the proposal. If approved, the Proposed Board Range Amendment will become effective upon the filing of a Certificate of Amendment with the Secretary of State of the State of Texas, which the Company intends to do promptly following the Annual Meeting. Our Board has approved a conforming amendment to Article Two of the Company's Bylaws, subject to the approval by shareholders of the Proposed Board Range Amendment.

The general description of the Proposed Board Range Amendment set forth above is qualified in its entirety by reference to the text of the Proposed Board Range Amendment set forth in **Annex C** to these proxy materials, with deletions indicated by strikeouts and additions indicated by underlining.

The Board reserves the right to abandon the Proposed Board Range Amendment at any time before it becomes effective, even if approved by shareholders.

Proposal to Amend the Company's Articles of Incorporation and Bylaws to Permit the Board to Increase the Number of Directors and Fill Newly Created Vacancies on the Board

 The Board of Directors recommends a vote **"FOR"** the proposal to amend the Company's Articles of Incorporation and Bylaws to authorize the Board to fill newly created vacancies on the Board.

The Board of Directors is requesting shareholder approval of an amendment to Article Twelve of the Articles of Incorporation and Article Two of the Bylaws that would revise the provision governing how newly created director vacancies are filled to promote consistency with the Texas Business Organizations Code ("TBOC") and make certain updates and conforming changes, including eliminating outdated transitional provisions applicable to directors elected prior to the 2019 Annual Meeting of Shareholders (the "Proposed Board Appointments Amendment").

Currently, the Articles of Incorporation include a provision that restricts the Board's ability to increase the number of directors and appoint a director to fill a newly created position. The provision requires newly created vacancies on the Board to be filled at an annual or special shareholder meeting. The amendment would revise Article Twelve of the Articles of Incorporation to remove this restriction.

This change is intended to provide the Board with additional flexibility to increase the size of the Board and appoint an additional director, as appropriate, without the requirement and expense of either calling a special meeting of shareholders or delaying the timely appointment of a director whose experience and qualifications would complement the Board's existing composition, until the next annual meeting of shareholders. The Board believes this amendment will support the Board's ability to address evolving needs with respect to its composition and oversight responsibilities. The Board believes the proposed amendment will also align the Company's governing documents more closely with the provisions of the TBOC relating to the filling of director vacancies and Board appointments.

The Board has approved and recommended that shareholders approve the Proposed Board Appointments Amendment and is accordingly submitting the Proposed Board Appointments Amendment to shareholders for approval.

Approval of the Proposed Board Appointments Amendment requires the affirmative vote of holders of a majority of the outstanding shares of the Company's common stock. An abstention or broker non-vote will have the same effect as a vote against the proposal. If approved, the Proposed Board Appointments Amendment will become effective upon the filing of a Certificate of Amendment with the Secretary of State of the State of Texas, which the Company intends to do promptly following the Annual Meeting. Our Board has approved a conforming amendment to Article Two the Company's Bylaws, subject to the approval by shareholders of the Proposed Board Appointments Amendment.

The general description of the Proposed Board Appointments Amendment set forth above is qualified in its entirety by reference to the text of the Proposed Board Appointments Amendment set forth in **Annex D** to these proxy materials, with deletions indicated by strikeouts and additions indicated by underlining.

The Board reserves the right to abandon the Proposed Board Appointments Amendment at any time before they become effective, even if approved by shareholders.

PROPOSAL 6

Proposal to Amend the Company's Articles of Incorporation to Limit the Liability of Officers as Permitted by Law

 The Board of Directors recommends a vote **"FOR"** the proposal to amend the Company's Articles of Incorporation to limit the liability of officers as permitted by law.

The Board of Directors is submitting proposed amendments to limit the liability of officers as permitted by law in our Restated Articles of Incorporation (the "Articles of Incorporation") as described below. In 2025, the Texas Legislature enacted Senate Bill 2411, which amended the Texas Business Organizations Code ("TBOC") to permit corporations to limit or eliminate the monetary liability of officers in certain circumstances, similar to the protections currently available to directors under our Articles of Incorporation. Consistent with these statutory amendments, the Board of Directors is requesting shareholder approval to amend Article Thirteen of the Company's Restated Articles of Incorporation to provide for the limitation of liability of officers to the extent permitted by the TBOC and to make certain related conforming changes (the "Proposed Officer Exculpation Amendments").

Background and Proposed Officer Exculpation Amendments

The TBOC has long permitted Texas corporations to limit the personal liability of directors for acts or omissions in their capacity as directors, subject to certain exceptions. Recent legislative amendments now permit Texas corporations to extend similar personal liability limitations to officers.

The Articles of Incorporation currently include such a limitation for directors but not for officers. The Proposed Officer Exculpation Amendments would resolve this discrepancy by adding language in Article Thirteen limiting the personal liability of officers to the fullest extent permitted by the TBOC.

Under the TBOC, any limitation of personal liability for directors or officers would apply only to the extent permitted by law and would not apply to liability for (i) breaches of the duty of loyalty, (ii) acts or omissions not in good faith that constitute a breach of duty or involve intentional misconduct or a knowing violation of law, (iii) transactions from which the person derived an improper benefit or (iv) acts or omissions for which liability is expressly provided by applicable statute.

If the TBOC is amended in the future to authorize further limitations on the personal liability of directors or officers, the limitation on personal liability provided in Article Thirteen would apply automatically to the fullest extent permitted by the TBOC, without requiring further action by the Board of Directors or Shareholders. The Proposed Officer Exculpation Amendments also make conforming and clarifying changes to more closely align Article Thirteen with the TBOC, including updates to reflect statutory terminology and structure.

Reasons for the Proposed Changes Related to Officer Exculpation

The Board of Directors unanimously recommends that Shareholders approve the Proposed Officer Exculpation Amendments to the Company's Restated Articles of Incorporation for the following reasons:

- The Company's officers operate in a complex, evolving business and regulatory environment and are frequently required to make significant decisions under time constraints. Providing for the limitation of personal liability, to the extent permitted by the TBOC, would support officers in exercising their business judgment in the best interests of the Company and its Shareholders.

- The Proposed Officer Exculpation Amendments appropriately balance Shareholders' interest in accountability with the Company's interest in attracting and retaining qualified officers and remaining competitive with other corporations that have adopted, or may adopt, similar protections.

- The Proposed Officer Exculpation Amendments may reduce the costs and burdens associated with meritless litigation.

- The Proposed Officer Exculpation Amendments would align the protections available to officers with those already available to the Company's directors, to the fullest extent permitted by the TBOC.

Given the limited scope of claims subject to officer exculpation under the TBOC, the Board believes the Proposed Officer Exculpation Amendments would not adversely affect Shareholders' rights.

The Board has approved and recommended that Shareholders approve the Proposed Officer Exculpation Amendments and is accordingly submitting the Proposed Officer Exculpation Amendments to Shareholders for approval. Approval of the Proposed Officer Exculpation Amendments requires the affirmative vote of holders of a majority of the outstanding shares of common stock. An abstention or broker non-vote will have the same effect as a vote against the proposal. If approved, they will become effective upon the filing of a Certificate of Amendment with the Secretary of State of the State of Texas, which the Company intends to do promptly following the Annual Meeting.

The general description of the Proposed Officer Exculpation Amendments set forth above is qualified in its entirety by reference to the text of the Proposed Officer Exculpation Amendments set forth in **Annex E** to these proxy materials, with deletions indicated by strikeouts and additions indicated by underlining.

The Board reserves the right to abandon the Proposed Officer Exculpation Amendments at any time before it becomes effective, even if approved by shareholders. This proposal is not conditioned upon the approval of any other proposal in this Proxy Statement.

PROPOSAL 7

Proposal Regarding the 2026 Equity Incentive Plan

 The Board of Directors unanimously recommends a vote **"FOR"** the proposal to approve the adoption of the 2026 Equity Incentive Plan.

The Board of Directors of the Company has adopted, subject to approval by shareholders, the 2026 Equity Incentive Plan, effective May 6, 2026 (the "2026 Plan"). The 2026 Plan has the following important features, which evidence our commitment to making responsible equity grants, and the background to the plan is as follows.

Shareholders approved the issuance of 13,000,000 shares of common stock under the Service Corporation International Amended and Restated 2016 Equity Incentive Plan (the "Prior Plan"). As of March 9, 2026, 1,672,649 shares of common stock remain available for issuance and 3,783,854 shares of common stock remain subject to outstanding awards under the Prior Plan. As of March 9, 2026, the market price per share of the securities underlying the shares was $80.67.

Our Board of Directors has determined that more shares are needed in order to attract and retain key employees, and as a result, on March 9, 2026, our Board of Directors voted to freeze the Prior Plan and to adopt the new 2026 Plan, with both actions being effectuated only if our shareholders approve adoption of the 2026 Plan. If approved by the shareholders, the maximum number of shares of our common stock that will be available for issuance under the 2026 Plan will be 8,200,000, which includes the shares available for issuance under the Prior Plan (which as of March 9, 2026, was 1,672,649 shares), plus any shares subject to outstanding awards under the Prior Plan that, on or after May 6, 2026, become forfeited or otherwise lapse.

Our Board believes that the 2026 Plan will benefit the Company by (i) assisting in recruiting and retaining the services of individuals with high ability and initiative, (ii) providing greater incentives for employees and other individuals who provide valuable services to the Company and its affiliates, and (iii) associating the interests of those persons with the Company and its shareholders.

Share Information on Equity Compensation Plans as of March 9, 2026

The following table provides information regarding our outstanding equity awards and shares available for future awards under the Company's existing equity compensation plans as of March 9, 2026 (except as otherwise noted):

	As of March 9, 2026
Total number of stock options outstanding[1]	3,500,967
Total number of full value awards outstanding (includes restricted stock, restricted stock units (RSUs) and deferred stock units)[2]	282,887
Total number of shares remaining available for future grant under the Prior Plan	1,672,649
Total number of shares of common stock outstanding as of the Record Date	138,721,159

[1] The weighted-average exercise price of the stock options outstanding was $60.87 and the weighted-average remaining term of the stock options outstanding was 4.07 years. The Company did not have any stock appreciation rights outstanding as of March 9, 2026.

[2] Amount excludes nonvested performance share unit (PSU) awards because such awards are cash-denominated and will be cash-settled.

Burn Rate

We manage our long-term shareholder dilution by closely managing the number of equity awards granted annually and regularly engaging with our compensation consultant. We grant what we believe is an appropriate amount of equity necessary to attract, reward and retain employees.

Burn rate is generally calculated as the number of shares granted over a set period divided by the weighted average number of shares outstanding, and generally demonstrates how quickly a company uses shares available under our equity compensation plans.

The following table provides our average three-year burn rate under the Prior Plan:

Element	Fiscal 2025	Fiscal 2024	Fiscal 2023	Three-Year Average
Stock options granted	327,963	383,300	371,700	360,988
Time-based restricted stock or restricted stock units granted [a]	139,971	158,730	141,646	146,782
Performance units earned [b]	—	—	—	—
Total full-value awards [(a) + (b)]	139,971	158,730	141,646	146,782
Weighted-average basic number of shares of common stock outstanding as of fiscal-year end	141,603,000	144,694,887	150,564,921	145,620,936
Burn Rate	0.33%	0.37%	0.34%	0.35%

Total Potential Dilution. Our equity plan dilution rate (or overhang) as of March 9, 2026 was 3.9% (calculated by dividing (1) the number of shares subject to awards outstanding plus the number of shares remaining available for grant under the Prior Plan, by (2) the total number of common shares outstanding). As of March 9, 2026, the shares remaining available under the Prior Plan and shares subject to outstanding awards represented 1.2% and 2.7% of our current overhang, respectively. If shareholders approve the 2026 Plan, the issuance of 8,200,000 shares under the 2026 Plan would increase our total potential dilution rate by 4.7% to approximately 8.6%.

If the 2026 Plan is approved by shareholders, no additional awards will be granted under the Prior Plan (although awards previously made under the Prior Plan will remain in effect subject to the terms of the Prior Plan and the applicable award agreement). Any outstanding awards under the Prior Plan that become forfeited will become lapsed awards and will again be available for grant under the 2026 Plan. We note that such dilutive effect was previously approved by the Company's shareholders when it approved the Prior Plan, and therefore, such feature is not incorporated into the above potential dilution percentage.

Expected 2026 Plan Duration. Based on our historic and projected future use of equity-based compensation, we estimate that the shares requested under the 2026 Plan will be sufficient to provide awards for the ten-year plan term. However, the actual duration of the share reserve will depend on currently unknown factors, such as the Company's future stock price, changes in participation, our hiring and promotion activity, future grant practices, award type mix and levels, competitive market practices, acquisitions and divestitures, and the rate of returned shares due to forfeitures, the need to attract, retain and incentivize key talent, the extent to which they provide for settlement in stock, and how the Company chooses to balance total compensation between cash and equity-based awards.

Key Features of the 2026 Plan

- *Limitations on Awards to Non-Employee Directors* - The 2026 Plan imposes a limit on the maximum aggregated dollar amount ($900,000) associated with awards that may be granted to any single non-employee director of the Company in any calendar year.

- *Minimum Vesting Requirement* – Described below

- *No Discounted Stock Options or Stock Appreciation Rights* - Described below

- *No Repricing or Cash Buyouts of Stock Options* – Described below

- *Awards Subject to Clawback* - Awards granted under the 2026 Plan to all executive officers of the Company are subject to the terms and conditions of a compensation recoupment, or "clawback" policy, adopted by the Compensation Committee. The Company currently has a compensation recoupment policy applicable to current and former executive officers of the Company where the Company may, in certain circumstances, recoup certain incentive compensation paid to the covered individuals in the event of an accounting restatement due to material non-compliance with financial reporting requirements under U.S. securities laws.

- *Double Trigger Change of Control Vesting* – Described below

- *No "Evergreen" Provision* - The Plan 2026 does not contain an "evergreen" provision. The number of shares available is capped and there is no formula providing for any automatic increase in the number of shares available.

- *Non-transferability of Awards* - Awards generally may not be transferred for value prior to their vesting or, in the case of stock options, exercise, unless otherwise determined by the Plan Administrator.

- *Administered by Independent Committee* – Described below

These features of the 2026 Plan supplement other good governance practices we maintain with respect to our compensation program, including stock ownership guidelines and anti-hedging and anti-pledging policies, as described in the CD&A section of this proxy statement.

Description of the 2026 Plan

The following is a summary description of the 2026 Plan, the full text of which is included at the end of this Proxy Statement as **Annex F**. Shareholders are urged to read the 2026 Plan, as this summary of the material terms is qualified in its entirety by reference to the text of the 2026 Plan set forth in **Annex F**.

Term

The 2026 Plan was adopted by the Board on March 9, 2026, and will be effective on May 6, 2026, upon approval of the Company shareholders. No further awards may be granted under the 2026 Plan after May 5, 2036, which is ten (10) years after the 2026 Plan's effective date, and the 2026 Plan will terminate thereafter once all awards have been satisfied, exercised or expire.

Administration of the 2026 Plan

The 2026 Plan will be administered by the Compensation Committee of the Board of Directors ("the Compensation Committee"). The Compensation Committee will approve all terms of awards under the 2026 Plan. The Compensation Committee will also approve who will receive grants under the 2026 Plan, determine the type of award that will be granted and will approve the number of shares of common stock subject to the grant. The Compensation Committee may delegate all or part of its authority to administer the 2026 Plan to one or more officers; provided, however, that the Compensation Committee may not delegate its authority with respect to awards that are made to any individuals who are subject to Section 16 of the Exchange Act.

Notwithstanding the foregoing, the Board will administer the 2026 Plan in the case of any award that is made to a member of the Board who is not also an employee of the Company or an affiliate. References in this summary to the "Compensation Committee" include the Compensation Committee, any delegate of the Compensation Committee and our Board.

Because awards under the 2026 Plan are made at the Compensation Committee's discretion, we are unable to determine who will be selected to receive awards or the type, size or terms of the awards that may be granted. For the same reason, we are unable to determine the awards that would have been granted last year if the 2026 Plan had been in effect. However, outstanding awards previously granted to our named executive officers under the Prior Plan are reported herein. See "Executive Compensation — Grants of Plan-Based Awards."

Eligibility

All of our employees and employees of our subsidiaries and affiliates are eligible to receive awards under the 2026 Plan. In addition, members of the Board and other individuals who perform significant services for us and our subsidiaries and affiliates may receive awards under the 2026 Plan. As of March 9, 2026, the Company estimates approximately 130 employees and nine non-employee directors are eligible to participate in the 2026 Plan.

Share Authorization

The number of shares of common stock that may be issued under the 2026 Plan is 8,200,000 shares, which includes 1,672,649 shares that remain available for issuance under the Prior Plan as of March 9, 2026, plus any share subject to awards granted under the Prior Plan that are forfeited or otherwise lapse on or after the effective date of the 2026 Plan. In connection with stock splits, stock dividends, recapitalizations and certain other events, the Board will make adjustments that it deems appropriate in the aggregate number of shares of common stock that may be issued under the 2026 Plan, and the terms of outstanding awards.

If any awards under the 2026 Plan terminate, expire or are canceled, forfeited, exchanged or surrendered without having been exercised or are paid in cash, the shares of common stock subject to such awards will again be available for awards under the 2026 Plan. Additionally, any shares of common stock that are tendered or withheld from the settlement of an award to satisfy the grant or exercise price or to satisfy a tax withholding obligation under an award shall be available for future awards granted under the 2026 Plan.

Minimum Vesting Schedule

Every award under the 2026 Plan, plus lapsed awards from the Prior Plan, are subject to a minimum 1-year vesting requirement, except that the following are not subject to any minimum vesting criteria: 5% of the share reserve for the 2025 Plan.

Awards

The 2026 Plan authorizes the grant of options to purchase common stock, stock appreciation rights, restricted stock awards, restricted stock units ("RSUs"), performance stock units, other stock-based awards and cash-based awards. Each type of award is described below.

Options. The 2026 Plan authorizes the Compensation Committee to grant incentive stock options (under Section 421 of the Internal Revenue Code (the "Code")) and options that do not qualify as incentive stock options. The exercise price of each option will be determined by the Compensation Committee, provided that the price per share cannot be less than 100% of the fair market value of a share of common stock on the date on which the option is granted (or 110% of the shares' fair market value on the grant date in the case of an incentive stock option granted to an individual who is a "ten percent shareholder" under Sections 422 and 424 of the Code). Except in the event of stock splits, stock dividends and other changes in our capitalization, the exercise price of an outstanding option cannot be reduced without the approval of shareholders. In addition, the 2026 Plan provides that without the approval of shareholders no payment may be made on account of the cancellation of an option if the exercise price exceeds the fair market value of a share of common stock.

The exercise price for any option is generally payable (i) in cash, (ii) by certified check, (iii) by the surrender of common stock (or a deemed surrender by attestation of ownership of shares of common stock) with an aggregate fair market value on the date on which the option is exercised equal to the exercise price for the number of shares being purchased, (iv) by payment through a broker in accordance with procedures established by the Federal Reserve Board, or (v) pursuant to a "net settlement," i.e. by issuance of a number of shares equal to the number for which the option is exercised minus the number of shares that have a fair market value equal to the aggregate exercise price. The term of an option cannot exceed ten years from the date of grant (or five years in the case of an incentive stock option granted to a "ten percent shareholder").

Restricted Stock Awards. The 2026 Plan also provides for the grant of restricted stock awards. A restricted stock award is an award of common stock that may be subject to restrictions on transferability and other restrictions as the Compensation Committee determines in its sole discretion on the date of grant. A restricted stock award may be subject to vesting or other requirements or restrictions that, if any, may lapse over a specified period of time or through the satisfaction of conditions, in installments or otherwise, as the Compensation Committee may determine. Unless the restricted stock award agreement provides otherwise, a participant who receives a restricted stock award will have all of the rights of a shareholder as to those shares, including, without limitation, the right to vote and the right to receive dividends or distributions on the shares.

RSUs and SARs. The 2026 Plan authorizes the Compensation Committee to grant RSUs and SARs that provide the recipient with the right to receive cash, shares of common stock or a combination of the two. The amount that the recipient will receive upon settlement of an RSU is a the full value of a share of common stock, and the amount that the recipient will receive upon exercise of the SAR generally will equal the excess of the fair market value of a share of common stock on the date of exercise over the share's fair market value on the date of grant (the "initial value") multiplied by the number of shares for which the SAR is exercised. SARs will become exercisable in accordance with terms prescribed by the Compensation Committee. RSUs and SARs may be granted in tandem with an option grant or independently from an option grant. The term of a SAR cannot exceed ten years from the date of grant or five years in the case of a SAR granted in tandem with an incentive stock option awarded to a "ten percent shareholder." Except in the case of stock splits, stock dividends and other changes in our capitalization, the initial value of an outstanding SAR cannot be reduced without the approval of shareholders.

Performance Stock Units. The 2026 Plan also authorizes the Compensation Committee to grant performance stock units. Performance stock units represent the participant's right to receive an amount, based on the value of the common stock, if performance goals or other objectives established by the Compensation Committee are achieved. The Compensation Committee will determine the applicable performance period, the performance goals or other objectives and such other conditions that apply to the performance stock units. Performance goals may be stated with respect to the performance criteria described below or such other criteria determined by the Compensation Committee. If the performance goals are met, performance units will be paid in cash, shares of common stock or a combination thereof.

Repricing Prohibition

Repricing of Incentive Options and Nonqualified Options, collectively Options, and Stock Appreciation Rights to reduce the exercise price is prohibited unless stockholder approval is obtained, subject to the limited ability to make adjustments in connection with certain recapitalization and reorganization events.

- Options and Stock Appreciation Rights must be granted with an exercise price that is not less than 100% of the fair market value on the date of grant.
- Limits are imposed on share recycling. Shares withheld or tendered to pay the exercise price of an Option or other purchase price of an award or withholding tax obligations shall not be made available for reissuance.
- In the event there is a material restatement of our financial results, the Compensation Committee has the authority to review the equity awards granted under the 2016 Plan to our Named Executive Officers and take any action it deems appropriate, including terminating the awards or requiring repayment of award proceeds to us.

Change in Control

The awards under the 2026 Plan are subject to double-trigger vesting upon a change in control, which means that if the successor corporation assumes the outstanding awards upon a change in control, then vesting of the assumed awards will fully accelerate only if the participant's employment or service with the successor is terminated by the successor without Cause (as defined in the 2026 Plan) or by the participant for Good Reason (as defined in the award agreement or other agreement by and between the participant and the Company). If the successor fails to assume outstanding awards, then the vesting of such awards shall become fully accelerated.

Amendment; Termination

The 2026 Plan may be amended or terminated at any time by the Board; provided that no amendment may adversely impair the benefits of participants under outstanding awards. Our shareholders must approve any amendment if such approval is required under applicable law or stock exchange requirements (including the repricing of outstanding options and SARs). Our shareholders also must approve any amendment that materially increases the benefits accruing to participants under the 2026 Plan, materially increases the aggregate number of shares of common stock that may be issued under the 2026 Plan or materially modifies the requirements as to eligibility for participation in the 2026 Plan. Unless terminated sooner by the Board or extended with shareholder approval, the 2026 Plan will terminate on the tenth (10th) anniversary of the effective date.

Federal Tax Consequences

This general tax discussion is intended for the information of the shareholders of the Company considering how to vote with respect to this proposal and not as tax guidance to employees who receive awards under the 2026 Plan. Different tax rules may apply to specific employees who receive awards under the 2026 Plan

No income is recognized by a participant at the time an option or SAR is granted.

Incentive Stock Options. If the option is an incentive stock option, no income will be recognized upon the participant's exercise of the incentive stock option. Income is recognized by a participant when he or she disposes of shares acquired under an incentive stock option.

Nonqualified Options and SARs. The exercise of a nonqualified stock option or an SAR generally is a taxable event that requires the participant to recognize, as ordinary income, the difference between the shares' fair market value and the option price or the amount paid in settlement of the SAR.

Restricted Stock and Restricted Stock Units. Income is recognized on account of the grant of a stock award when the shares subject to the award first become transferable or are no longer subject to a substantial risk of forfeiture. At that time the participant recognizes ordinary income equal to the fair market value of the common stock, less any amount paid by the participant for the common stock.

Performance Stock Units. No income is recognized upon the grant of performance stock units. Income will be recognized on the date that payment is made under the performance stock units in an amount equal to the amount paid in settlement of the performance stock units.

The 2026 Plan is not qualified under Section 401(a) of the Code.

Inapplicability of ERISA. Based upon current law and published interpretations, we do not believe that the 2016 Plan is subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended.

The comments set forth in the above paragraphs are only a summary of certain of the United States federal income tax consequences relating to the 2026 Plan. No consideration has been given to the effects of state, local or other tax laws on the 2026 Plan or award recipients.

New 2026 Plan Benefits

No benefits or amounts have been granted, awarded or received under the 2026 Plan. All awards under the 2026 Plan are discretionary and no awards are determinable at this time.

Approval of this proposal is subject to the approval of a majority of the holders of shares of the Company's common stock present in person or represented by proxy and entitled to vote at the Annual Meeting. Each holder of our common stock is entitled to one vote for each share held. Abstentions are not counted as votes cast and will have no effect on this proposal. Broker non-votes are not counted.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE THE 2026 EQUITY INCENTIVE PLAN.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, restricted stock units and rights	Weighted-average exercise price of outstanding options and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column1)
	(1)	(2)	(3)
Equity compensation plans approved by security holders			
Amended and Restated 2016 Equity Incentive Plan	3,608,520	$ 60.87	1,672,649
Total equity compensation plans not approved by security holders	—	—	—
Total	3,608,520	$ 60.87	1,672,649

Other Information



Information About the Meeting and Voting

Q: WHO IS ENTITLED TO VOTE?
A: Shareholders of record who held common stock of SCI at the close of business on March 9, 2026 are entitled to vote at the 2026 Annual Meeting of Shareholders (the "Annual Meeting"). As of the close of business on that date, there were outstanding 138,721,159 shares of SCI common stock, $1.00 par value ("Common Stock").

Q: WHAT ARE SHAREHOLDERS BEING ASKED TO VOTE ON?
A: Shareholders are being asked to vote on the following items at the Annual Meeting:

1. Election of nominees to the Board of Directors.
2. Ratification of PricewaterhouseCoopers LLP as SCI's independent registered public accounting firm for the 2026 fiscal year.
3. Consideration of an advisory vote to approve Named Executive Officer compensation.
4. Amendment of the Company's Articles of Incorporation and Bylaws to reduce the minimum required number of directors.
5. Amendment of the Company's Articles of Incorporation and Bylaws to permit the Board to increase the number of directors and fill newly created vacancies on the Board.
6. Amendment of the Company's Articles of Incorporation to limit the liability of officers as permitted by law.
7. Adoption of the 2026 Equity Incentive Plan.

The Company will also transact such other business as may properly come before the meeting. The affirmative vote of a majority of the total shares represented in person or by proxy and entitled to vote at the Annual Meeting is required for approval of each of the proposals listed above.

Q: HOW DO I VOTE MY SHARES?
A: You can vote your shares using one of the following methods:

- Vote through the internet at **www.proxyvote.com** using the instructions on the proxy or voting instruction card. Also, you can vote by visiting our annual meeting website at **www.sciannualmeeting.com** and clicking the link to vote.
- Vote by telephone using the toll-free number shown on the proxy or voting instruction card.
- Complete, sign, and return a written proxy card in the pre-stamped envelope provided.
- Attend and vote at the meeting.

Internet and telephone voting are available 24 hours a day, and if you use one of those methods, you do not need to return a proxy card. Unless you are planning to vote at the meeting, your vote must be received on or before May 6, 2026.

Even if you submit your vote by one of the first three methods mentioned above, you may still vote at the meeting if you are the record holder of your shares or hold a legal proxy from the record holder. Your vote at the meeting will constitute a revocation of your earlier voting instructions.

Q: WHAT IF I WANT TO VOTE IN PERSON AT THE ANNUAL MEETING?
A: The Notice of Annual Meeting of Shareholders provides details of the date, time, and place of the Annual Meeting, if you wish to vote in person. To attend the Annual Meeting in person, you will need proof of your share ownership and valid picture identification.

Q: HOW DOES THE BOARD OF DIRECTORS RECOMMEND VOTING?
A: The Board of Directors recommends voting:

- FOR each of the nominees to the Board of Directors. Biographical information for each nominee is outlined in this Proxy Statement under "Proposal 1: Election of Directors".
- FOR ratification of the selection of PricewaterhouseCoopers LLP as SCI's independent registered public accounting firm for the 2026 fiscal year.
- FOR approval, on an advisory basis, of Named Executive Officer compensation.

- FOR approval to amend the Company's Articles of Incorporation and Bylaws to reduce the minimum required number of directors.
- FOR approval to amend the Company's Articles of Incorporation and Bylaws to permit the Board to increase the number of directors and to fill newly created vacancies on the Board.
- FOR approval to amend the Company's Articles of Incorporation to limit the liability of officers as permitted by law.
- FOR approval of the adoption of the 2026 Equity Incentive Plan.

Although the Board of Directors does not contemplate that any nominee will be unable or unwilling to serve, if such a situation arises, the proxies will be voted for a substitute nominee(s) chosen by the Board or the Board may reduce the size of the Board.

Q: IF I GIVE MY PROXY, HOW WILL MY SHARES BE VOTED ON OTHER BUSINESS BROUGHT UP AT THE ANNUAL MEETING?

A: By submitting your proxy, you authorize the persons named on the proxy card to use their discretion in voting on any other matters properly brought before the Annual Meeting. At the date hereof, SCI does not know of any other business to be considered at the Annual Meeting.

Q: CAN I REVOKE MY PROXY ONCE I HAVE GIVEN IT?

A: Yes. Your proxy, even though executed and returned, may be revoked any time prior to the time that it is voted at the Annual Meeting by a later-dated proxy or by written notice of revocation filed with the Secretary, Service Corporation International, 1929 Allen Parkway, Houston, TX 77019. Alternatively, you can attend the annual meeting, revoke your proxy in person, and vote at the meeting itself.

Q: HOW WILL THE VOTES BE COUNTED?

A: Each properly executed proxy received in time for the annual meeting will be voted as specified therein, or if a shareholder does not specify how the shares represented by his or her proxy are to be voted, they will be voted (i) for the nominees listed therein (or for other nominees as provided above), (ii) for ratification of the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm, (iii) for approval on an advisory basis of Named Executive Officer compensation; (iv) for approval of an amendment of the Company's Articles of Incorporation and Bylaws to reduce the minimum required number of directors; (v) for approval of an amendment of the Company's Articles of Incorporation and Bylaws to permit the Board to increase the number of directors and fill newly created vacancies on the Board; (vi) for approval of an amendment of the Company's Articles of Incorporation to limit the liability of officers as permitted by law; and (vii) for approval of adoption of the 2026 Equity Incentive Plan. Holders of SCI Common Stock are entitled to one vote per share on each matter considered at the Annual Meeting. In the election of Directors, a shareholder has the right to vote the number of his or her shares for as many persons as there are to be elected as Directors. Shareholders do not have the right to cumulate votes in the election of Directors. Abstentions are counted towards the calculation of a quorum. Abstentions will not be counted as votes cast against the election of a Director or Proposal 7. An abstention will have the same effect as a vote against Proposals 2, 3, 4, 5, and 6.

Q: WHAT IF MY SCI SHARES ARE HELD THROUGH A BANK OR BROKER?

A: If your shares are held through a broker or bank, you will receive voting instructions from your bank or broker describing how to vote your stock. If you do not vote your shares, your broker or bank does not have the discretion to vote your shares on the proposals, except that they have the discretion to vote your shares for ratification of the selection of PricewaterhouseCoopers LLP as SCI's independent registered public accounting firm for the 2026 fiscal year. A "broker non-vote" refers to a proxy that votes on one matter, but indicates that the holder does not have the authority to vote on other matters. Broker non-votes will have the following effects at our Annual Meeting: for purposes of determining whether a quorum is present, a broker non-vote is deemed to be present at the meeting; for purposes of the election of Directors and other matters to be voted on at the meeting, a broker non-vote will not be counted. A broker non-vote will have the same effect as a vote against the proposal.

Q: HOW DOES A SHAREHOLDER OR INTERESTED PARTY COMMUNICATE WITH THE BOARD OF DIRECTORS, COMMITTEES, OR INDIVIDUAL DIRECTORS?

A: Any shareholder or interested party may communicate with the Board of Directors, any committee of the Board, the non-management Directors as a group, or any Director by sending written communications addressed to the Board of Directors of Service Corporation International, a Board committee, the non-management Directors, or such individual Director or Directors, c/o Office of Corporate Secretary, Service Corporation International, 1929 Allen Parkway, Houston, TX 77019, or by email to leaddirector@sci-us.com.

A: The SCI home page is **www.sci-corp.com**. At the website, the following information is available for viewing. The information below is also available in print to any shareholder who requests it.

- Bylaws of SCI
- Charters of the Audit Committee, the Compensation Committee, Investment Committee and the Nominating and Corporate Governance Committee
- Corporate Governance Guidelines
- Principles of Conduct and Ethics for the Board of Directors
- Code of Conduct and Ethics for Officers and Employees

Q: HOW CAN I OBTAIN A COPY OF THE ANNUAL REPORT ON FORM 10-K?

A: A copy of SCI's 2025 Annual Report on Form 10-K is furnished with this Proxy Statement to each shareholder entitled to vote at the Annual Meeting. If you do not receive a copy of the Annual Report on Form 10-K, you may obtain one free of charge by email to Investor Relations at investorrelations@sci-us.com.

Q: WHY IS IT IMPORTANT TO VOTE VIA THE INTERNET OR TELEPHONE, OR SEND IN MY PROXY CARD SO THAT IT IS RECEIVED ON OR BEFORE MAY 6, 2026?

A: The Company cannot conduct business at the Annual Meeting unless a quorum is present. A quorum will only be present if a majority of the outstanding shares of SCI common stock as of March 9, 2026 is present at the meeting in person or by proxy. It is for this reason that we urge you to vote via the internet or telephone or send in your completed proxy card(s) as soon as possible, so that your shares can be voted even if you cannot attend the meeting.

Proxy Solicitation

To further promote shareholder participation and reduce broker non-votes, the Company has engaged Saratoga Proxy Consulting as its proxy solicitor. Saratoga Proxy Consulting will contact certain shareholders by telephone and mail to encourage timely voting. We may solicit proxies through the mail, in person, or by telephone, fax, or internet. Certain Officers, Directors, and other employees of the Company may solicit proxies. Directors, Officers, and other employees of the Company will not receive additional compensation for these services. We will reimburse brokerage firms, nominees, fiduciaries, custodians, and other agents for their expenses in distributing proxy material to the beneficial owners of our common stock. To avoid unnecessary expense, please return your proxy regardless of the number of shares that you own. Simply date, sign, and return the enclosed proxy in the enclosed business reply envelope.

Service Corporation International
1929 Allen Parkway
P.O. Box 130548
Houston, Texas 77219-0548

Submission of Shareholder Proposals

Any proposal to be presented by a shareholder and included in the Company's proxy materials for the Company's 2027 Annual Meeting of Shareholders, other than nomination of directors, must be received by the Company on or before November 26, 2026. All proposals must comply with Rule 14a-8 under the Exchange Act.

Pursuant to the Company's Bylaws, any holder of Common Stock of the Company desiring to make a director nomination or bring any other matters to be considered at the Company's 2027 Annual Meeting of Shareholders in a form other than a shareholder proposal in accordance with the preceding paragraph must give advance written notice in accordance with the Bylaws that is received by the Company, addressed to the Corporate Secretary, no earlier than January 6, 2027 and no later than January 26, 2027. Any notice pursuant to this or the preceding paragraph should be addressed to the Corporate Secretary, Service Corporation International, 1929 Allen Parkway, P.O. Box 130548, Houston, Texas 77219-0548.

To comply with the universal proxy rules, holders of the Common Stock of the Company who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act, in addition to satisfying requirements of our Bylaws, no later than March 7, 2027.

However, if an annual meeting occurs thirty days or more before, or sixty days or more after the anticipated annual May shareholder meeting, notice by the shareholder under the two paragraphs immediately preceding, must be so delivered, or mailed and received, no later than the close of business on the 10th day following the day on which the date of such annual meeting was first publicly disclosed.

Other Business

The Board of Directors of the Company is not aware of other matters to be presented for action at the Annual Meeting of Shareholders; however, if any such matters are properly presented for action, it is the intention of the persons named in the enclosed form of proxy to vote in accordance with their judgment.

Section 16(a) Beneficial Ownership Reporting Compliance

Based solely upon a review of Forms 4 and any amendments thereto furnished to the Company during its most recent fiscal year and written representations from reporting persons, the Company believes that all required Form 4 reports for transactions occurring in 2025 and through the record date were filed on a timely basis, except for (i) the late filing of one Form 4 for Mr. Tom Ryan reporting a gift transfer, which was filed on March 11, 2026, and (ii) a Form 4 reporting the issuance of shares and stock option awards to each of the following officers, which was inadvertently filed two business days late on February 24, 2026: Mr. John Faulk, Ms. Tammy Moore, Ms. Elisabeth Nash, Mr. Tom Ryan, Ms. Lori Spilde, Mr. Eric Tanzberger, and Mr. Jay Waring.

Annexes



Annex A: Non-GAAP Financial Measures

We believe the following non-GAAP financial measures provide a consistent basis for comparison between years and better reflect the performance of our core operations. We also believe these measures help facilitate comparisons to our competitors' results.

Set forth below is a reconciliation of our non-GAAP financial measures. We do not intend for this information to be considered in isolation or as a substitute for other measures of performance prepared in accordance with GAAP.

Adjusted Earnings and Adjusted EPS (Dollars in millions, except diluted EPS)	Twelve Months Ended December 31,					
	2025		2024		2023	
	Net Income	Diluted EPS	Net Income	Diluted EPS	Net Income	Diluted EPS
Net income attributable to common stockholders, as reported	$542.6	$ 3.80	$518.6	$ 3.53	$537.3	$ 3.53
Pre-tax reconciling items:						
(Gains) losses on divestitures and impairment charges, net	(6.2)	(0.04)	12.5	0.09	(9.8)	(0.06)
Losses on early extinguishment of debt, net	0.5	—	—	—	1.1	—
Growth (reduction) in legal reserve [1]	6.4	0.04	(20.3)	(0.14)	—	—
Restructuring charge	2.0	0.01	11.5	0.08	—	—
Tax reconciling items:						
Tax effect from special items	(0.4)	—	(0.4)	—	2.3	0.01
Change in uncertain tax reserves and other	3.9	0.04	(4.0)	(0.03)	(1.6)	(0.01)
Earnings excluding special items and diluted earnings per share excluding special items	$548.8	$ 3.85	$517.9	$ 3.53	$529.3	$ 3.47
Diluted weighted average shares outstanding		142.7		146.8		152.4

[1] Corporate general and administrative expenses in 2024 include a reduction of our California legal reserve of $20.3 million as the primary claims period expired.

Adjusted Operating Cash Flow (Dollars in millions)	Twelve Months Ended December 31,		
	2025	2024	2023
Net cash provided by operating activities, as reported	$ 942.8	$ 944.9	$ 869.0
Legal settlement payments	1.1	29.5	13.3
Restructuring charge payments	21.6	2.3	—
Net cash provided by operating activities excluding special items	$ 965.5	$ 976.7	$ 882.3

Annex B: Peer Comparator Group

Abercrombie & Fitch Co.

Acuity Brands, Inc.

AECOM

AGCO Corporation

Akamai Technologies, Inc.

Albemarle Corporation

Alcoa Corporation

Allegion plc

Allison Transmission Holdings, Inc.

Ally Financial Inc.

Amcor plc

American Airlines Group Inc.

APA Corporation

AppFolio, Inc.

Aptiv PLC

Aramark

ARC Resources Ltd.

Arrow Electronics, Inc.

Assurant, Inc.

AutoNation, Inc.

Avantor, Inc.

Avery Dennison Corporation

AXIS Capital Holdings Limited

Ball Corporation

Bath & Body Works, Inc.

Baxter International Inc.

BeiGene, Ltd.

Best Buy Co., Inc.

BOK Financial Corporation

Booz Allen Hamilton Holding Corporation

Bright Horizons Family Solutions Inc.

Builders FirstSource, Inc.

Bunge Global SA

Burlington Stores, Inc.

CarMax, Inc.

Cboe Global Markets, Inc.

CenterPoint Energy, Inc.

ChampionX Corporation

Expand Energy Corporation

Churchill Downs Incorporated

Clean Harbors, Inc.

Cleveland-Cliffs Inc.

CNA Financial Corporation

CNH Industrial N.V.

Commercial Metals Company

Conagra Brands, Inc.

Corpay, Inc.

Curtiss-Wright Corporation

Dolby Laboratories, Inc.

Domino's Pizza, Inc.

Dropbox, Inc.

Dynatrace, Inc.

Eagle Materials Inc.

Endeavor Group Holdings, Inc.

EPAM Systems, Inc.

EQT Corporation

ESAB Corporation

Essex Property Trust, Inc.

ExlService Holdings, Inc.

Expedia Group, Inc.

FactSet Research Systems Inc.

Federal Signal Corporation

First American Financial Corporation

Floor & Decor Holdings, Inc.

Flowserve Corporation

Fluor Corporation

Fortune Brands Innovations, Inc.

Globe Life Inc.

Graco Inc.

Graphic Packaging Holding Company

HF Sinclair Corporation

Host Hotels & Resorts, Inc.

Hubbell Incorporated

Huntington Bancshares Incorporated

Huntington Ingalls Industries, Inc.

IDEX Corporation

Illumina, Inc.

Insight Enterprises, Inc.

International Paper Company

Invitation Homes Inc.

ITT Inc.

J.B. Hunt Transport Services, Inc.

Jabil Inc.

James Hardie Industries plc

Janus Henderson Group plc

Jazz Pharmaceuticals plc

Jones Lang LaSalle Incorporated

KeyCorp

Kinross Gold Corporation

Labcorp Holdings Inc.

Lamb Weston Holdings, Inc.

Lattice Semiconductor Corporation

Leidos Holdings, Inc.

Lennox International Inc.

Lenovo Group Limited

Levi Strauss & Co.

Liberty Global Ltd.

Lineage, Inc.

Lithia Motors, Inc.

Littelfuse, Inc.

LKQ Corporation

LPL Financial Holdings Inc.

Lucid Group, Inc.

Lumen Technologies, Inc.

Maplebear Inc.

Marathon Oil Corporation

Masco Corporation

MasTec, Inc.

McCormick & Company, Incorporated

MEG Energy Corp.

Meritage Homes Corporation

MGM Resorts International

MKS Instruments, Inc.

Mohawk Industries, Inc.

Molina Healthcare, Inc.

Moog Inc.

Mr. Cooper Group Inc.

MSA Safety Incorporated

Murphy Oil Corporation

News Corporation

Norwegian Cruise Line Holdings Ltd.

NRG Energy, Inc.

Nutanix, Inc.

OGE Energy Corp.

Old Republic International Corporation

Oshkosh Corporation

Ovintiv Inc.

Owens Corning

Packaging Corporation of America

Paramount Global

Performance Food Group Company

Pinterest, Inc.

Pure Storage, Inc.

PVH Corp.

Qiagen N.V.

R1 RCM Inc.

Ralph Lauren Corporation

Reddit, Inc.

Reinsurance Group of America, Incorporated

RLI Corp.

Roku, Inc.

Ryman Hospitality Properties, Inc.

Sensata Technologies Holding plc

Service Corporation International

Snap Inc.

SoFi Technologies, Inc.

Solventum Corporation

Southwest Airlines Co.

Sprouts Farmers Market, Inc.

Summit Materials, Inc.

Synchrony Financial

Tapestry, Inc.

Taylor Morrison Home Corporation

TD SYNNEX Corporation

Texas Roadhouse, Inc.

Textron Inc.

The Clorox Company

The Mosaic Company

The New York Times Company

The Timken Company

Toast, Inc.

TransUnion

Ulta Beauty, Inc.

United Airlines Holdings, Inc.

V.F. Corporation

Voya Financial, Inc.

Walgreens Boots Alliance, Inc.

Warner Music Group Corp.

Watts Water Technologies, Inc.

Weatherford International plc

WESCO International, Inc.

West Pharmaceutical Services, Inc.

Western Alliance Bancorporation

WEX Inc.

Weyerhaeuser Company

Williams-Sonoma, Inc.

Woodward, Inc.

WSP Global Inc.

Wyndham Hotels & Resorts, Inc.

XPO, Inc.

Zillow Group, Inc.

Annex C: Proposal 4 - Amendment to the Articles of Incorporation and Bylaws to Reduce the Minimum Required Number of Directors

Proposed Amendment to Service Corporation International's Restated Articles of Incorporation

If approved, the Articles of Incorporation would be amended by replacing the minimum of "nine" directors in Article Twelve, Section 1(a) with a minimum of "three" directors as follows, as indicated by strike-through (for deleted text) and underscore (for new text):

"Number. The Board of Directors shall consist of not less than ~~nine (9)~~ three (3) nor more than fifteen (15) ~~D~~directors, as so determined from time to time by resolution of the Board of Directors. Within the above limits, the number of directors may be increased or decreased (provided that any decrease does not shorten the term of any incumbent director) from time to time by resolution of the Board of Directors. Directors need not be shareholders nor residents of Texas."

Proposed Amendment of Service Corporation International's Bylaws

If approved, the Bylaws would be amended by replacing the minimum of "nine" directors in Article Two, Section 1(a) with a minimum of "three" directors as follows, as indicated by strike-through (for deleted text) and underscore (for new text):

"Number. The Board of Directors shall consist of not less than ~~nine (9)~~ three (3) nor more than fifteen (15) ~~D~~directors, as so determined from time to time by resolution of the Board of Directors. Within the above limits, the number of directors may be increased or decreased (provided that any decrease does not shorten the term of any incumbent director) from time to time by resolution of the Board of Directors. Directors need not be shareholders nor residents of Texas."

Annexes

Annex D: Proposal 5 - Amendment to the Articles of Incorporation and Bylaws to Permit the Board to Increase the Number of Directors and Fill Newly Created Vacancies to the Board

Proposed Amendment to Service Corporation International's Restated Articles of Incorporation

As indicated by strike-through (for deleted text) and underscore (for new text), the Articles of Incorporation, if approved, would be amended by: (1) deleting parts of Article Twelve, Section 1(b) as follows:

Election and Terms. Except as may otherwise be provided pursuant to the provisions established by the Board of Directors with respect to any series of Preferred Stock pursuant to Article Four hereof, at each Annual Meeting of Shareholders, all directors shall be elected to hold office for a term expiring at the next succeeding Annual Meeting of Shareholders and until their successors have been elected and qualified; provided, that any director elected for a longer term before the 2019 Annual Meeting of Shareholders shall hold office for the entire term for which he or she was originally elected and until his or her successor has been elected and qualified..

(2) deleting parts of Article Twelve, Section 1(c) and amending Article Twelve, Section 1(c) as follows:

Vacancies and Increases of Directors. Any vacancy (other than by an increase in number) in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors. Any director so elected by the Board of Directors to fill a vacancy shall hold office for the unexpired term of the director whose place he has been elected to fill, even though that term may extend beyond the next annual meeting of shareholders. In case of any increase in the number of directors (within the above limits), the additional directors shall be elected at an annual meeting or at a special meeting of shareholders called for that purpose. Subject to the rights of holders of any series of Preferred Stock with respect to the election of directors, vacancies occurring on the Board of Directors for any reason and newly created directorships resulting from an increase in the authorized number of directors may be filled in any manner permitted by the TBOC. A person so elected to fill a newly created directorship shall hold office for a term expiring at the next succeeding Annual Meeting of Shareholders and until their successors have been elected and qualified.

Proposed Amendment to Service Corporation International's Bylaws

As indicated by strike-through (for deleted text) and underscore (for new text), the Bylaws, if approved, would be amended by: (1) deleting parts of Article Two, Section 1(c) and amending Article Two, Section 1(c) as follows:

Vacancies and Increases of Directors. Any vacancy (other than by an increase in number) in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors. Any director so elected by the Board of Directors to fill a vacancy shall hold office for the unexpired term of the director whose place he has been elected to fill, even though that term may extend beyond the next annual meeting of shareholders. In case of any increase in the number of directors (within the above limits), the additional directors shall be elected at an annual meeting or at a special meeting of shareholders called for that purpose. Subject to the rights of holders of any series of Preferred Stock with respect to the election of directors, vacancies occurring on the Board of Directors for any reason and newly created directorships resulting from an increase in the authorized number of directors may be filled in any manner permitted by the Texas Business Organizations Code. A person so elected to fill a newly created directorship shall hold office for a term expiring at the next succeeding Annual Meeting of Shareholders and until their successors have been elected and qualified.

Annex E: Proposal 6 - Amendment to the Articles of Incorporation to Limit the Liability of Officers as Permitted by Law

Proposed Amendment to Service Corporation International's Restated Articles of Incorporation

As indicated by strike-through (for deleted text) and underscore (for new text), the Articles of Incorporation, if approved, would be amended by deleting and amending parts of Article Thirteen as follows:

~~A director~~To the fullest extent permitted by the TBOC, directors and officers of the corporation ~~shall~~will not be personally liable to the corporation or its shareholders for monetary damages for an act or omission in ~~the director's~~such person's capacity as a director or officer, except for liability for (i) ~~for~~ any breach of ~~the director's~~such person's duty of loyalty to the corporation or its shareholders, (ii) ~~for~~ acts or omissions not in good faith ~~or which~~that constitute a breach of duty to the corporation or involve intentional misconduct or a knowing violation of law, (iii) ~~for~~ any transaction from which ~~the director received an~~such person derived any improper benefit, regardless of whether ~~or not~~ the benefit resulted from an action taken within the scope of ~~the director's office, (iv) for acts or omissions~~such person's duties or (iv) an act or omission for which the liability of ~~a director~~such person is expressly provided ~~by statute, or (v) for acts related to an unlawful stock repurchase or dividend payment. Any repeal or amendment of this Article by the shareholders of the corporation shall be prospective only, and shall not adversely affect any~~for by an applicable statute. If the TBOC is amended hereafter to authorize the further limitation ~~on~~of the liability of ~~a director of the corporation existing at the time of such repeal or amendment. In addition to the circumstances in which a director of the corporation is not liable as set forth in the preceding sentences, a director shall not be liable~~directors or officers, then the limitation on personal liability provided in this Article Thirteen will, without the necessity of further action by the corporation or the Board of Directors, be modified to provide such limitation to the fullest extent permitted by ~~any provision of the statutes of Texas hereafter enacted that further limits the liability of a director~~the TBOC as so amended.

Annex F: Service Corporation International 2026 Equity Incentive Plan

Service Corporation International 2026 Equity Incentive Plan

1. <u>Purposes of this Plan</u>. The purpose of this Plan is to: (i) attract and retain the best available personnel for positions of substantial responsibility, (ii) provide additional incentive to Employees, Directors and Consultants, and (iii) promote the success of the Company's business by offering these individuals an opportunity to acquire a proprietary interest in the success of the Company, or to increase this interest, by permitting them to receive Shares of the Company. This Plan permits the grant of Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Stock Units, Performance Shares, and Other Stock-Based Awards.

2. <u>Definitions</u>. As used in this Plan, the following definitions apply:

(a) **"Administrator"** means the Board or any of its Committees that are administering this Plan, in accordance with Section 4 of this Plan.

(b) **"Affiliate"** means a corporation or other entity that, directly or through one or more intermediaries, controls, is controlled by or is under common control with, the Company.

(c) **"Applicable Laws"** means the requirements relating to the administration of, and the issuance of securities under, equity-based awards or equity compensation plans, including, without limitation, the requirements of U.S. federal and state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Shares are listed or quoted and the applicable laws of any foreign country or jurisdiction where Awards are, or may be, granted under this Plan. For all purposes of this Plan, references to statutes and regulations shall be deemed to include any successor statutes or regulations, to the extent reasonably appropriate as determined by the Administrator.

(d) **"Award"** means, individually or collectively, a grant under this Plan of Options, SARs, Restricted Stock, Restricted Stock Units, Performance Stock Units, Performance Shares or Other Stock-Based Awards.

(e) **"Award Agreement"** means the written agreement evidencing the grant of an Award executed by the Company and the Participant, including any amendments thereto. The Award Agreement may be in written or electronic format, in such form and with such terms as may be specified by the Administrator, evidencing the terms and conditions of an individual Award. Each Award Agreement is subject to the terms and conditions of this Plan.

(f) **"Board"** means the Board of Directors of the Company.

(g) **"Cause"** means, with respect to a Participant's termination by the Company as a Service Provider, for "Cause" as such term (or word of like import) is expressly defined in a then- effective written employment, consulting or other similar agreement between the Participant and the Company. In the absence of an effective written agreement that contains a definition of Cause, the term Cause shall mean any of the following: (i) any act or omission by the Participant that constitutes a material breach by the Participant of any of his or her obligations under this Plan or an applicable Award Agreement; (ii) the Participant's conviction of, or plea of nolo contendere to, (A) any felony or (B) another crime involving dishonesty or moral turpitude or a crime which could reflect negatively upon the Company or otherwise impair or impede its operations; (iii) the Participant engaging in any misconduct, negligence, act of dishonesty, violence or threat of violence (including any violation of federal securities laws) that is injurious to the Company or any of its Affiliates; (iv) the Participant's material breach of a written policy of the Company or the rules of any governmental or regulatory body applicable to the Company; (v) the Participant's repeated refusal to follow the directions of his or her superiors; and (vi) any other willful misconduct by the Participant which is materially injurious to the financial condition or business reputation of the Company or any of its Affiliates.

(h) **"Change in Control"** means as such term (or word of like import) is expressly defined in a then-effective written employment, consulting or other similar agreement between the Participant and the Company. In the absence of an effective written agreement that contains a definition of Change in Control, the term Change in Control means the consummation of any of the following events:

(i) Any "person" (within the meaning of Section 13(d) or 14(d) of the Exchange Act, other than (A) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Affiliate, or (B) any corporation owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of the Shares) becomes the "beneficial owner" (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing 20% or more of the total voting power represented by the Company's then outstanding voting securities;

(ii) A change in the composition of the Board during any twenty-four (24) consecutive month period the result of which is that fewer than a majority of the Directors are Incumbent Directors. For this purpose, **"Incumbent Directors"** are Directors who are elected, or nominated for election, to the Board with the affirmative votes of at least a majority of the Incumbent Directors at the time of such election or nomination (but does not include an individual whose election or nomination is in connection with an actual or threatened proxy contest relating to the election of Directors to the Company);

(iii)   A merger or consolidation of the Company with any other corporation, other than a merger or consolidation that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least sixty percent (60%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation; or

(iv)   The sale or disposition by the Company of all or substantially all of the Company's assets (or any transaction having a similar effect, including liquidation) other than (A) the sale or disposition of all or substantially all of the assets of the Company to a person or persons who beneficially own, directly or indirectly, at least sixty percent (60%) or more of the combined voting power of the outstanding voting securities of the Company at the time of the sale or (B) pursuant to a spin-off type transaction, directly or indirectly, of such assets to the Company's shareholders.

Notwithstanding the foregoing, in any circumstance or transaction in which compensation resulting from or in respect of an Award would result in the imposition of an additional tax under Section 409A if the foregoing definition of "Change of Control" were to apply, but would not result in the imposition of any additional tax if the term "Change of Control" were defined herein to mean a "change in control event" within the meaning of Treasury Regulation Section 1.409A-3(i)(5), then "Change of Control" shall mean a "change in control event" within the meaning of Treasury Regulation Section 1.409A-3(i)(5), but only to the extent necessary to prevent such compensation from becoming subject to an additional tax under Section 409A.

(i)   **"Code"** means the Internal Revenue Code of 1986, as amended, and the U.S. Treasury regulations and administrative guidance promulgated thereunder.

(j)   **"Committee"** means a committee of Directors or other individuals that satisfies Applicable Laws and was appointed by the Board in accordance with Section 4 of this Plan.

(k)   **"Company"** means Service Corporation International, a Texas corporation, and any successor thereto.

(l)   **"Consultant"** means any natural person, including an advisor, engaged by the Company or an Affiliate to render services to such entity.

(m)   **"Director"** means a member of the Board.

(n)   **"Disability"** means either: (i) a total and permanent disability as defined in Section 22(e)(3) of the Code (applicable only to Incentive Stock Options); or (ii) the Participant (w) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months; (x) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three months under an accident and health plan covering Participants of the Company; (y) is determined by the Social Security Administration to be disabled or (z) is determined by the Administrator to be disabled as defined under the Company's long-term disability policy and the Participant is receiving benefits under such policy, or if the Participant is not covered by such policy, then the Participant could be receiving benefits under such policy if he or she were covered by such policy. Notwithstanding the foregoing, the Participant shall not be considered to have incurred a Disability unless he or she furnishes proof of such impairment sufficient to satisfy the Administrator in its sole discretion.

(o)   **"Dividend Equivalent Right"** means a credit, made at the sole discretion of the Administrator, to the account of a Participant in an amount equal to the value of dividends paid on one Share for each Share represented by an Award held by such Participant. Under no circumstances will the payment of a Dividend Equivalent Right be made contingent on the exercise of an Option or Stock Appreciation Right. Additionally, Dividend Equivalent Rights will be subject to the same restrictions on transferability and forfeitability as the Award from which they are derived.

(p)   **"Employee"** means any person, including officers, employed by the Company or any Affiliate.

(q)   **"Exchange Act"** means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(r)   **"Fair Market Value"** means, as of any date, (i) if the Shares are listed on any established stock exchange or a national market system, the average of the high and low sale prices of the Shares as quoted on such exchange or system for the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or (ii) if the Shares are not listed on a securities exchange, the average of the high and low bid quotations for the Stock on that date as reported by the National Quotation Bureau Incorporated; or (iii) if none of the foregoing is applicable, then as determined by the Committee in good faith on such basis as it deems appropriate, in accordance with Section 409A. Notwithstanding the foregoing to the contrary, for federal, state and local income tax reporting purposes and for such other purposes as the Administrator deems appropriate, the Fair Market Value will be determined by the Administrator in accordance with uniform and non-discriminatory standards formal or informally adopted by it from time to time.

(s)   ***"Incentive Stock Option"*** means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code, as designated in the applicable Award Agreement.

(t)   **"Nonqualified Stock Option"** means an Option not intended to qualify as an Incentive Stock Option, as designated in the applicable Award Agreement, or an intended Incentive Stock Option that does not so qualify.

(u)   ***"Option"*** means an option to purchase Shares that is granted pursuant to this Plan in accordance with Section 7 hereof.

(v)   ***"Other Stock-Based Awards"*** means any other awards not specifically described in this Plan that are valued in whole or in part by reference to, or are otherwise based on, Shares and are created by the Administrator pursuant to Section 12 of this Plan.

(w)   ***"Parent"*** means a "parent corporation" with respect to the Company, whether now or hereafter existing, as defined in Section 424(e) of the Code.

(x)   ***"Participant"*** means a Service Provider who has been granted an Award under this Plan or, if applicable (but only as explicitly determined by the Administrator), such other person who holds an outstanding Award.

(y)   ***"Performance Criteria"*** means goals which have been established by the Administrator in connection with an Award and are based on one or more criteria as established by the Administrator in its sole discretion from time to time.

(z)   ***"Performance Period"*** means the time period during which the Performance Criteria must be met.

(aa)   ***"Performance Share"*** means Shares issued pursuant to a Performance Share Award under Section 11 of this Plan.

(bb)   ***"Performance Stock Unit"*** means, pursuant to Section 11 of this Plan, an unfunded and unsecured promise to deliver Shares, cash or other securities equal to the value set forth in the Award Agreement.

(cc)   ***"Plan"*** means this 2026 Equity Incentive Plan, as amended from time to time.

(dd)   ***"Prior Plan"*** means the Company's Amended and Restated 2016 Equity Incentive Plan, as amended and restated.

(ee)   ***"Restricted Stock"*** means Shares issued pursuant to a Restricted Stock Award under Section 8 of this Plan or issued pursuant to the early exercise of an Option.

(ff)   ***"Restricted Stock Unit"*** means, pursuant to Section 10 of this Plan, an unfunded and unsecured promise to deliver Shares, cash or other securities equal in value to the Fair Market Value of one Share in the Company on the date of vesting or settlement, or as otherwise set forth in the Award Agreement.

(gg)   ***"Rule 16b-3"*** means Rule 16b-3 of the Exchange Act or any successor to Rule 16b-3, as in effect when discretion is being exercised with respect to this Plan.

(hh)   ***"Section 16(b)"*** means Section 16(b) of the Exchange Act.

(ii)   ***"Securities Act"*** means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(jj)   ***"Service Provider"*** means a natural person that is an Employee, Director or Consultant.

(kk)   ***"Share"*** means a share of Common Stock, as adjusted in accordance with Section 15 of this Plan.

(ll)   ***"Stock Appreciation Right"*** or ***"SAR"*** means, pursuant to Section 9 of this Plan, an unfunded and unsecured promise to deliver Shares, cash or other securities equal in value to the difference between the Fair Market Value of a Share as of the date such SAR is exercised and the Fair Market Value of a Share as of the date such SAR was granted, or as otherwise set forth in the Award Agreement.

(mm)   ***"Subsidiary"*** means a "subsidiary corporation" with respect to the Company, whether now or hereafter existing, as defined in Section 424(f) of the Code.

3.   Stock Subject to this Plan.

(a)   Stock Subject to this Plan. Subject to the provisions of Section 15 of this Plan, the maximum aggregate number of Shares that may be issued under this Plan is Eight Million Two Hundred Thousand (8,200,000) Shares, all of which may be subject to Incentive Stock Option treatment, plus the aggregate number of Shares subject to Lapsed Awards (as set forth in Section 3(b), below) under the Prior Plan. Shares will not be deemed to have been issued pursuant to this Plan with respect to any portion of an Award that is settled in cash. Upon payment in Shares pursuant to the exercise or settlement of an Award, the number of Shares available for issuance under this Plan will be reduced only by the number of Shares actually issued in such exercise or settlement. If a Participant pays the exercise price (or purchase price, if applicable) of an Award through the tender or withholding of Shares as full or partial payment of such exercise price, or if Shares are tendered or withheld to satisfy any withholding obligations of the Company, the number of Shares so tendered or withheld will again be available for issuance pursuant to future Awards under this Plan.

(b)   Lapsed Awards. If any outstanding Award under this Plan expires or is terminated or canceled or forfeited without having been exercised or settled in full, or if Shares acquired pursuant to an Award subject to forfeiture or repurchase are forfeited or repurchased by the Company, the Shares allocable to the terminated portion of the Award or the forfeited or repurchased Shares (the foregoing being, **"Lapsed Awards"**) will again be available for grant under this Plan. Similarly, the Shares subject to Lapsed Awards under the Prior Plan shall add to the maximum number of Shares that are available for issuance under Section 3(a) of this Plan.

(c)   Impact on Prior Plan. Effective on the date that the shareholders of the Company approve this Plan, and except as set forth in Section 3(b), above, the Prior Plan shall immediately and automatically become irrevocably frozen as follows: (i) thereafter no awards shall be granted under the Prior Plan, (ii) awards that were granted and outstanding as of such date shall continue to exist in accordance with the terms of such underlying award agreements and the terms of the Prior Plan, and (iii) any deferrals of awards under the Prior Plan by Directors shall not be governed by the terms of the Prior Plan and instead shall be exclusively governed by the terms and conditions of the Company's Deferred Compensation Plan (as amended) and Section 409A of the Code.

(d)   Share Reserve. The Company, during the term of this Plan, will at all times reserve and keep available such number of Shares as are sufficient to satisfy the requirements of this Plan. The Shares may consist, in whole or in part, of authorized but unissued Shares, treasury shares or Shares reacquired by the Company in any manner.

(e)   Shares under Plans of Acquired Companies. Shares issued or transferred pursuant to an Award granted in substitution for outstanding awards, or in connection with assumed awards, previously granted by a company or other entity acquired by the Company or with which the Company combines, shall not count against the limits in the first sentence of Section 3(a) hereof.

4.   Administration of this Plan.

(a)   Procedure.

(i)   Multiple Administrative Bodies. Different Committees with respect to different groups of Service Providers may administer this Plan.

(ii)   Rule 16b-3. If a transaction is intended to be exempt under Rule 16b-3, then it will be structured to satisfy the requirements for exemption under Rule 16b-3.

(iii)   Other Administration. Other than as provided above, this Plan will be administered by (A) the Board or (B) a Committee constituted to satisfy Applicable Laws.

(iv)   Delegation of Authority for Day-to-Day Administration. Except to the extent prohibited by Applicable Law, the Administrator may delegate to one or more individuals the day- to-day administration of this Plan and any of the functions assigned to it in this Plan. Such delegation may be revoked at any time.

(b)   Powers of the Administrator. Subject to the provisions of this Plan, and in the case of a Committee, subject to the specific duties delegated by the Board to the Committee, and subject to the approval of any relevant authorities, the Administrator has the authority, in its discretion to:

(i)   determine the Fair Market Value of Awards;

(ii)   select the Service Providers to whom Awards may be granted under this Plan;

(iii)   determine the number of Shares or cash to be covered by each Award granted under this Plan;

(iv)   determine when Awards are to be granted under this Plan and the applicable date of grant;

(v)   approve forms of Award Agreements for use under this Plan;

(vi)   determine the terms and conditions, not inconsistent with the terms of this Plan, of any Award granted under this Plan, including but not limited to, the exercise price, the purchase price, the time or times when Awards may be exercised (which may be based on Performance Criteria), any acceleration of vesting or waiver of forfeiture or repurchase restrictions, and any restriction or limitation regarding any Award or the Shares relating thereto, based in each case on such factors as the Administrator, in its sole discretion, may determine;

(vii)   forfeit vested and unvested Shares (or require the return of money equivalent if the Award was previously settled in cash or the Shares subject to a previously-settled Award were previously sold) subject to a Participant's outstanding Award(s) if such Participant's status as a Service Provider is terminated by the Company for Cause, and such may apply even if the terms and conditions of an Award Agreement are to the contrary;

(viii)   construe and interpret the terms of this Plan and Awards granted pursuant to this Plan;

(ix)   prescribe, amend and rescind rules and regulations relating to this Plan, including rules and regulations relating to the creation and administration of sub-plans established for the purpose of satisfying Applicable Laws of jurisdictions other than the United States;

(x)   amend the terms of any outstanding Award, including the discretionary authority to extend the post-termination exercise period of Awards and accelerate the satisfaction of any vesting criteria or waiver of forfeiture or repurchase restrictions, but any amendment that would adversely affect the Participant's rights under an outstanding Award will not be made without the Participant's written consent; provided further, however, that notwithstanding the foregoing or any provision in this Plan to the contrary, no amendment may be implemented that would reduce the exercise price of, reprice or cancel and re-grant outstanding stock options without a prior affirmative vote of the Company's shareholders;

(xi)   allow Participants to satisfy withholding tax obligations by electing to have the Company withhold from the Shares or cash to be issued upon exercise or vesting of an Award up to the number of Shares or cash having a Fair Market Value equal to the amount required to be withheld up to the maximum individual income tax rate in the applicable jurisdiction. The Fair Market Value of any Shares to be withheld is to be determined on the date that the amount of tax to be withheld is to be determined, and all elections by a Participant to have Shares or cash withheld for this purpose are to be made, in such form and under such conditions as the Administrator may deem necessary or advisable;

(xii)   authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Administrator;

(xiii)   allow a Participant to defer the receipt of the payment of cash or the delivery of Shares that would otherwise be due to the Participant under an Award;

(xiv)   determine whether Awards are to be settled in Shares, cash or in a combination of Shares and cash;

(xv)   determine whether Awards are to be adjusted for Dividend Equivalent Rights;

(xvi)   create Other Stock-Based Awards for issuance under this Plan;

(xvii)   establish a program whereby Service Providers designated by the Administrator can reduce compensation otherwise payable in cash in exchange for Awards under this Plan;

(xviii) impose such restrictions, conditions or limitations as it determines appropriate as to the timing and manner of any resales by a Participant or other subsequent transfers by the Participant of any Shares issued as a result of or under an Award, including without limitation, (A) restrictions under an insider trading policy, and (B) restrictions as to the use of a specified brokerage firm for such resales or other transfers;

(xix)   establish one or more programs under this Plan to permit selected Participants the opportunity to elect to defer receipt of consideration upon exercise of an Award, satisfaction of Performance Criteria, or other event that absent the election, would entitle the Participant to payment or receipt of Shares or other consideration under an Award;

(xx)   interpret, administer, reconcile any inconsistency in, correct any defect in and/or supply any omission in this Plan and any instrument or agreement relating to an Award;

(xxi)   to correct administrative errors; and

(xxii)   make all other determinations that the Administrator deems necessary or advisable for administering this Plan.

The express grant in this Plan of any specific power to the Administrator will not be construed as limiting any power or authority of the Administrator. However, the Administrator may not exercise any right or power reserved to the Board.

(c)   Effect of Administrator's Decision. The Administrator's decisions, determinations, actions and interpretations will be final, conclusive and binding on all persons having an interest in this Plan.

(d)   Indemnification. The Company shall defend and indemnify the Indemnitees to the fullest extent permitted by law, including, without limitation, to the Texas Business Organizations Code as now or hereafter in effect, and any other applicable laws against (i) all reasonable expenses, including reasonable attorneys' fees, court costs, settlements, excise taxes, fines, and penalties incurred in connection with the defense of any Claim to which any of them is a party or is otherwise involved by reason of any action taken or failure to act in connection with this Plan, or in connection with any Award granted under this Plan; and (ii) all amounts required to be paid by them in settlement of a Claim (provided the settlement is approved by the Company) or required to be paid by them in satisfaction of a judgment in any Claim. The Company shall, to the fullest extent permitted by law, including, but not limited to the Texas Business Organizations Code, advance expenses incurred by an Indemnitee in defending any Claim prior to the final disposition of such Claim, upon receipt of an undertaking by or on behalf of such Indemnitee to repay such amounts if it is ultimately determined that such Indemnitee is not entitled to be indemnified as provided herein, which undertaking need not be secured and may be accepted without regard to the Indemnitee's ability to make repayment. Indemnification and advancement rights under this Section shall be mandatory in the case of any Indemnitee who is wholly successful, on the merits or otherwise, in defense of any Claim. However, no person will be entitled to indemnification to the extent it is determined in such Claim that such person did not act in good faith and in a manner reasonably believed to be in the best interests of the Company (or in the case of a criminal proceeding, had reasonable cause to believe that such conduct was unlawful). The Company may enter into separate indemnification agreements with any Indemnitee providing rights broader than, or supplementary to, those provided herein, and may purchase and maintain insurance to protect any Indemnitee against any liability asserted and incurred, whether or not the Company would have the power to indemnify such person under this Section or otherwise. In addition, to be entitled to indemnification, the Indemnitee must, within thirty (30) days after written notice of the Claim, offer the Company, in writing, the opportunity, at the Company's expense, to defend the Claim. The rights to indemnification and advancement of expenses provided by this Section shall not be deemed exclusive of any other rights to which an Indemnitee may be entitled under the Company's Certificate of Formation, Bylaws, any agreement, any vote of shareholders or disinterested directors, or otherwise, and shall continue as to an Indemnitee as to events occurring prior to such person ceasing to be a director, officer, employee, or agent, and shall inure to the benefit of the heirs, executors, and administrators of such person. No amendment or repeal of this Section shall adversely affect any right of an Indemnitee existing with respect to any act or omission occurring prior to such amendment or repeal. For purposes of this Section 4(d), (y) the term **"Claim"** shall mean any threatened, pending or completed claim, investigation, action, suit or proceeding, and any appeal therein, whether civil, criminal, administrative, arbitrative or investigative and (z) the term **"Indemnitee"** means members of the Board, the Committee, the Administrator, officers and Employees of the Company or of an Affiliate to whom authority to act for the Board, the Committee, the Administrator or the Company is delegated under this Plan, including any person serving at the request of the Company as a director, officer, employee, or agent of the Company or another entity or as a plan administrator or committee member for any benefit plan. If any portion of this Section shall be invalidated on any ground by any court of competent jurisdiction, the Company shall nevertheless indemnify each Indemnitee to the fullest extent permitted by any applicable portion of this Section that shall not have been invalidated, and to the fullest extent permitted by law.

5.   Eligibility. With the exception of Incentive Stock Options, Awards may be granted to Employees, Directors, and Consultants. Incentive Stock Options may be granted only to Employees.

6.   Limitations.

(a)   Minimum Vesting Schedule. Each Award issued under this Plan shall have a minimum vesting period of not less than one (1) year; provided, however, that (i) no minimum vesting period shall apply with respect to grants of up to five percent (5%) of the amount designated in Section 3(a) above, subject to adjustment as provided in Section 15(a), and (ii) this Section 6(a) shall not apply to Awards settled in cash.

(b) $100,000 Limitation for Incentive Stock Options. Each Option must be designated in the Award Agreement as either an Incentive Stock Option or a Nonqualified Stock Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by a Participant during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds $100,000, such Options will be treated as Nonqualified Stock Options. For purposes of this Section 6(b), Incentive Stock Options will be taken into account in the order in which they were granted. The Fair Market Value of the Shares will be determined as of the time the Options with respect to such Shares are granted.

(c)   Repricing and Reload Options Prohibited. Except as provided in Section 15(a) (entitled **"Adjustments"**), and as an additional clarification to the latter language contained in Section 4(b)(x), the Company shall not, without obtaining shareholder approval: (i) amend or modify the terms of any outstanding Option or SAR to reduce the exercise price of such outstanding Option or SAR; (ii) cancel, exchange or permit or accept the surrender of any outstanding Option or SAR in exchange for an Option or SAR with an exercise price that is less than the exercise price of the original Option or SAR; or (iii) cancel, exchange or permit or accept the surrender of any outstanding Option or SAR in exchange for any other Award, cash or securities for purposes of repricing such Option or SAR.

(d)   Director Limitations. Notwithstanding anything in this Plan to the contrary, the maximum aggregate dollar amount that may be subject to Awards to Directors in any calendar year shall not exceed $900,000. For purposes of this limit, the value of such Awards shall be calculated based on the grant date fair value of such Awards for financial reporting purposes.

7.   Options.

(a)   Grant of Options. Subject to the terms and provisions of this Plan, the Administrator, at any time and from time to time, may grant Options to Service Providers in such amounts as the Administrator, in its sole discretion, may determine.

(b)   Option Agreement. Each grant of an Option must be evidenced by an Award Agreement that specifies the exercise price, the term of the Option, the number of Shares subject to the Option, the exercise restrictions (if any) applicable to the Option, and such other terms and conditions as the Administrator, in its sole discretion, may determine.

(c)   Term of Option. The term of each Option must be stated in the Award Agreement. In the case of an Incentive Stock Option, the term must be ten (10) years from the date of grant or such shorter term as may be provided in the Award Agreement. Moreover, in the case of an Incentive Stock Option granted to a Participant who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Parent or Subsidiary, the term of the Incentive Stock Option must be five (5) years from the date of grant or such shorter term as may be provided in the Award Agreement.

(d)   Option Exercise Price and Consideration.

(i)   Exercise Price. The per Share exercise price for the Shares to be issued pursuant to the exercise of an Option is to be determined by the Administrator, subject to the following:

(1)   In the case of an Incentive Stock Option:

(A)   granted to an Employee who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Parent or Subsidiary, the per Share exercise price must be no less than one hundred ten percent (110%) of the Fair Market Value per Share on the date of grant.

(B)   granted to any Employee other than an Employee described in paragraph (A) immediately above, the per Share exercise price must be not less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

(2)   In the case of a Nonqualified Stock Option, the per Share exercise price will be determined by the Administrator, but must not be less than the Fair Market Value per Share on the date of grant unless the terms of such Nonqualified Stock Option comply with Section 409A of the Code.

(3)   Notwithstanding the foregoing, Options may be granted with a per Share exercise price of less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code.

(ii)   Waiting Period and Exercise Dates. At the time an Option is granted, the Administrator will fix the period within which the Option may be exercised and will determine any conditions that must be satisfied before the Option may be exercised. The Administrator may, in its sole discretion, accelerate the satisfaction of such conditions at any time.

(e)   Form of Consideration. The Administrator will determine the acceptable form of consideration for exercising an Option, including the method of payment. In the case of an Incentive Stock Option, the Administrator will determine the acceptable form of consideration at the time of grant. Such consideration for exercising an Option, to the extent permitted by Applicable Laws, may consist entirely of:

(i)   cash or cash equivalents;

(ii)   check;

(iii)   in the discretion of the Administrator, surrendering or attesting to the ownership of Shares that are already owned by the Participant that meet the conditions established by the Administrator to avoid adverse accounting consequences, valued at their Fair Market Value on the date the Option is exercised;

(iv)   in the discretion of the Administrator, payment may be made in whole or in part by the delivery (on a form prescribed by the Company) of an irrevocable direction to a securities broker approved by the Company to sell Shares and to deliver all or part of the sales proceeds to the Company in payment of all or part of the exercise price and/or any withholding taxes;

(v)   in the discretion of the Administrator, through a "net exercise" such that, without the payment of any funds, the Participant may exercise the Option and receive the net number of Shares equal to (A) the number of Shares as to which the Option is being exercised, multiplied by (B) a fraction, the numerator of which is the Fair Market Value per Share (on such date as is determined by the Administrator) less the exercise price per Share, and the denominator of which is such Fair Market Value per Share. The number of net Shares to be received shall be rounded down to the nearest whole number of Shares;

(vi)   in the discretion of the Administrator, a reduction in the amount of any Company liability to the Participant;

(vii)   in the discretion of the Administrator, any combination of the foregoing methods of payment; or

(viii)   in the discretion of the Administrator, any other consideration and method of payment for the issuance of Shares permitted by Applicable Laws.

(f)   Exercise of Option.

(i)   Procedure for Exercise; Rights as a Shareholder. Any Option granted under this Plan will be exercisable according to the terms of this Plan and at such times and under such conditions as determined by the Administrator and set forth in the Award Agreement. An Option will be deemed exercised when the Company receives: (x) written or electronic notice of exercise (in accordance with the Award Agreement) from the person entitled to exercise the Option, (y) full payment for the Shares with respect to which the Option is exercised (including provision for any applicable tax withholding), and (z) all representations and documents reasonably requested by the Administrator. Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Award Agreement and this Plan. Shares issued upon exercise of an Option must be issued in the name of the Participant or, if requested by the Participant, in the name of the Participant and his or her spouse. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a shareholder will exist with respect to the Shares subject to the Option, notwithstanding the exercise of the Option. The Company will issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment is to be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 15 or the applicable Award Agreement. Exercising an Option in any manner will decrease the number of Shares thereafter available for sale under the Option, by the number of Shares as to which the Option is exercised.

(ii)   Termination of Relationship as a Service Provider (Other than Death or Disability). If a Participant ceases to be a Service Provider, other than upon the Participant's death or Disability, the Participant may exercise the vested portion of his or her Option within the time period specified in the Award Agreement (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). If the Award Agreement does not specify a time period within which the vested portion of such Option must be exercised after the Participant ceasing to be a Service Provider, the vested portion of such Option will be exercisable for three (3) months after the Participant ceases to be a Service Provider (other than upon the Participant's death or Disability). Unless otherwise provided in the Award Agreement or by the Administrator, if the Participant is not vested as to his or her entire Option on the date the Participant ceases to be a Service Provider (other than upon the Participant's death or Disability), then immediately thereafter, the Shares covered by the unvested portion of the Option shall be forfeited. Additionally, if the Participant does not exercise his or her Option as to all of the vested Shares within the time period specified herein, then immediately thereafter, the Option will terminate and the Shares covered by the unexercised portion of the Option shall be forfeited.

(iii)   Disability of Participant. If a Participant ceases to be a Service Provider as a result of his or her Disability, the Participant may exercise the vested portion of his or her Option within the time period specified in the Award Agreement (but in no event later than the expiration of the term of the Option as set forth in the Award Agreement). If the Award Agreement does not specify a time period within which the vested portion of such Option must be exercised after the Participant ceasing to be a Service Provider as a result of his or her Disability, the vested portion of such Option will be exercisable for twelve (12) months after the Participant ceasing to be a Service Provider as a result of his or her Disability. Unless otherwise provided in the Award Agreement or by the Administrator, if the Participant is not vested as to the Participant's entire Option on the date he or she ceases to be a Service Provider as a result of his or her Disability, then immediately thereafter, the Shares covered by the unvested portion of the Option shall be forfeited. Additionally, if the Participant does not exercise his or her Option as to all of the vested Shares within the time period specified herein, then immediately thereafter, the Option will terminate and the Shares covered by the unexercised portion of the Option shall be forfeited.

(iv)   Death of Participant. If a Participant dies while a Service Provider, the vested portion of the Option may be exercised within the time period specified in the Award Agreement (but in no event later than the expiration of the term of the Option as set forth in the Award Agreement), by the beneficiary designated by the Participant prior to his or her death; provided that such designation must be acceptable to the Administrator. If no beneficiary has been designated by the Participant, then the vested portion of the Option may be exercised by the personal representative of the Participant's estate, or by the persons to whom the Option is transferred pursuant to the Participant's will or in accordance with the laws of descent and distribution. If the Award Agreement does not specify a time period within which the vested portion of such Option must be exercised after a Participant's death, the vested portion of such Option will be exercisable for twelve (12) months after his or her death. Unless otherwise provided in the Award Agreement or by the Administrator, if the Participant is not vested as to his or her entire Option on the date he or she ceases to be a Service Provider as a result of the Participant's death, then immediately thereafter, the Shares covered by the unvested portion of the Option shall be forfeited. Additionally, if the Participant's beneficiary, personal representative or permitted transferee does not exercise the Option as to all of the vested Shares within the time period specified herein, then immediately thereafter, the Option will terminate.

8.   Restricted Stock.

(a)   Grant of Restricted Stock. Subject to the terms and provisions of this Plan, the Administrator, at any time and from time to time, may grant Shares of Restricted Stock to Service Providers in such amounts as the Administrator, in its sole discretion, determines.

(b)   Restricted Stock Agreement. Each Award of Restricted Stock must be evidenced by an Award Agreement that specifies the number of Shares granted, and such other terms and conditions as the Administrator, in its sole discretion, may determine.

(c)   Removal of Restrictions. The Administrator may, in its sole discretion, accelerate the time at which any restrictions will lapse or be removed.

(d)   Voting Rights. Participants holding Shares of Restricted Stock may exercise full voting rights with respect to those Shares, unless the Administrator determines otherwise.

(e)   Dividends and Other Distributions. Shares of Restricted Stock will be entitled to receive all dividends and other distributions paid with respect to such Shares; provided, however, that if so determined by the Administrator and provided by the Award Agreement, such dividends and distributions shall be subject to the same restrictions on transferability and forfeitability as the Restricted Stock with respect to which such dividends or distributions were paid, and otherwise shall be paid no later than the end of the calendar year in which such dividends or distributions are paid to shareholders (or, if later, the fifteenth (15th) day of the third month following the date such dividends or distributions are paid to shareholders).

9.   Stock Appreciation Rights.

(a)   Grant of SARs. Subject to the terms and conditions of this Plan, a SAR may be granted to a Service Provider at any time and from time to time as may be determined by the Administrator, in its sole discretion. The Administrator has complete discretion to determine the number of SARs granted to any Service Provider. Subject to the provisions of Section 6(b), the Administrator has complete discretion to determine the terms and conditions of SARs granted under this Plan, including the sole discretion to accelerate exercisability at any time, but the per Share exercise price that will determine the amount of the payment the Company receives upon exercise of a SAR will not be less than the Fair Market Value per Share on the date of grant unless the terms of such SAR comply with Section 409A of the Code.

(b)   SAR Agreement. Each SAR grant must be evidenced by an Award Agreement that specifies the exercise price, the term, the conditions of exercise, and such other terms and conditions as the Administrator, in its sole discretion, may determine.

(c)   Expiration of SARs. A SAR granted under this Plan will expire upon the date determined by the Administrator, in its sole discretion, as set forth in the Award Agreement; but no SAR may be exercisable later than ten (10) years after the date of grant. Notwithstanding the foregoing, Sections 7(f)(ii), 7(f)(iii) and 7(f)(iv) also apply to SARs.

(d)   Payment of SAR Amount. Upon exercise of a SAR, a Participant will be entitled to receive payment from the Company in an amount determined by multiplying:

(i)   The difference between the Fair Market Value of a Share on the date of exercise and the exercise price; by

(ii)   The number of Shares with respect to which the SAR is exercised.

At the sole discretion of the Administrator, the payment upon the exercise of a SAR may be in cash, in Shares of equivalent value, or in some combination thereof.

10.   Restricted Stock Units.

(a)   Grant of Restricted Stock Units. Subject to the terms and provisions of this Plan, the Administrator, at any time and from time to time, may grant Restricted Stock Units to Service Providers in such amounts as the Administrator, in its sole discretion, determines.

(b)   Restricted Stock Unit Agreement. Each Award of Restricted Stock Units must be evidenced by an Award Agreement that specifies the number of Restricted Stock Units granted, and such other terms and conditions as the Administrator, in its sole discretion, may determine.

(c)   Removal of Restrictions. The Administrator may, in its sole discretion, accelerate the time at which any restrictions will lapse or be removed.

(d)   Voting Rights. Participants holding Restricted Stock Units shall have no voting rights with respect to Shares represented by Restricted Stock Units until the date of the issuance of such shares (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company).

(e)   <u>Dividend Equivalent Rights</u>. The Administrator, in its discretion, may provide in the Award Agreement evidencing any Restricted Stock Unit Award that the Participant shall be entitled to Dividend Equivalent Rights with respect to the payment of cash dividends on Shares during the period beginning on the date such Award is granted and ending, with respect to each Share subject to the Award, on the earlier of the date the Award is settled or the date on which it is terminated. Dividend Equivalent Rights, if any, shall be paid by crediting the Participant with a cash amount or with additional whole Restricted Stock Units as of the date of payment of such cash dividends on Shares, as determined by the Administrator. The number of additional Restricted Stock Units (rounded to the nearest whole number), if any, to be credited shall be determined by dividing (a) the amount of cash dividends paid on the dividend payment date with respect to the number of Shares represented by the Restricted Stock Units previously credited to the Participant by (b) the Fair Market Value per Share on such date. If so determined by the Administrator and provided by the Award Agreement, such cash amount or additional Restricted Stock Units shall be subject to the same terms and conditions and shall be settled in the same manner and at the same time as the Restricted Stock Units originally granted. If the Award Agreement provides for current payment of Dividend Equivalent Rights in cash, such amounts shall be paid no later than the end of the calendar year in which the corresponding dividends are paid to shareholders (or, if later, the fifteenth (15th) day of the third (3rd) month following the date such dividends are paid to shareholders).

11.   <u>Performance Stock Units and Performance Shares</u>.

(a)   <u>Grant of Performance Stock Units and Performance Shares</u>. Subject to the terms and conditions of this Plan, Performance Stock Units and Performance Shares may be granted to Service Providers at any time and from time to time, as may be determined by the Administrator in its sole discretion. The Administrator has complete discretion in determining the number of Performance Stock Units and Performance Shares granted to each Service Provider.

(b)   <u>Value of Performance Stock Units and Performance Shares</u>. Each Performance Stock Unit and Performance Share must have an initial value established by the Administrator on or before the date of grant. Each Performance Share must have an initial value equal to the Fair Market Value of a Share on the date of grant.

(c)   <u>Performance Criteria and Other Terms</u>. The Administrator may set Performance Criteria in its sole discretion which, depending on the extent to which they are met, will determine the number or value of Performance Stock Units and Performance Shares that will be paid out to the Participant. Each award of Performance Stock Units or Performance Shares must be evidenced by an Award Agreement that specifies the Performance Period and such other terms and conditions as the Administrator in its sole discretion may determine. The Administrator may set Performance Criteria based upon the achievement of Company-wide, divisional, or individual goals (including solely continued service), or any other basis determined by the Administrator in its sole discretion.

(d)   <u>Earning of Performance Stock Units and Performance Shares</u>. After the applicable Performance Period has ended, the holder of Performance Stock Units or Performance Shares will be entitled to receive a payout of the number of Performance Stock Units or Performance Shares earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding Performance Criteria have been achieved. After the grant of Performance Stock Units or Performance Shares, the Administrator may, in its sole discretion, reduce or waive any performance objectives for the Performance Stock Units or Performance Shares.

(e)   <u>Form and Timing of Payment of Performance Stock Units</u>. Payment of earned Performance Stock Units, if any, will be made after the expiration of the applicable Performance Period at the time determined by the Administrator. The Administrator, in its sole discretion, may pay earned Performance Stock Units in the form of cash, in Shares or in a combination of cash and Shares.

(f)   <u>Cancellation of Performance Stock Units or Performance Shares</u>. On the date set forth in the Award Agreement, all unearned or unvested Performance Stock Units and Performance Shares will be forfeited to the Company, and the Shares subject to such Awards (if any) will again be available for grant under this Plan as set forth in Section 3.

12.   <u>Other Stock-Based Awards</u>. Other Stock-Based Awards may be granted either alone, in addition to, or in tandem with, other Awards granted under this Plan and/or cash awards made outside of this Plan. The Administrator has authority to determine the Service Providers to whom and the time or times at which Other Stock-Based Awards are to be made, the amount of such Other Stock-Based Awards, and all other conditions of the Other Stock-Based Awards, including any dividend or distribution rights and whether the Award should be paid in cash.

13.   <u>Leaves of Absence</u>. Unless the Administrator provides otherwise, vesting of Awards granted under this Plan will be suspended during any unpaid leave of absence and will resume on the date the Participant returns to work on a regular schedule as determined by the Company; provided, that no vesting credit will be awarded for the time vesting has been suspended during such leave of absence. A Service Provider will not cease to be an Employee in the case of (i) any leave of absence approved by the Company or (ii) transfers between locations of the Company or between the Company or any Affiliate. For purposes of Incentive Stock Options, no leave of absence may exceed ninety (90) days, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company is not guaranteed by statute or contract, then at the end of three (3) months after the expiration of the leave of absence, any Incentive Stock Option held by the Participant will cease to be treated as an Incentive Stock Option and will be treated for tax purposes as a Nonqualified Stock Option.

14.   Non-Transferability of Awards. Unless determined otherwise by the Administrator, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised during the lifetime of the Participant only by the Participant. If the Administrator makes an Award transferable, such Award may contain such additional terms and conditions as the Administrator deems appropriate.

15.   Adjustments; Dissolution or Liquidation; Change in Control.

(a)   Adjustments. In the event of any change in the outstanding Shares by reason of any stock split, stock dividend or other non-recurring dividends or distributions, recapitalization, merger, consolidation, spin-off, combination, repurchase or exchange of stock, reorganization, liquidation, dissolution or other similar corporate transaction that affects the Shares, an adjustment will be made, as the Administrator deems necessary or appropriate, in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under this Plan. Such adjustment may include an adjustment to the number and class of Shares which may be delivered under this Plan, the number, class and price of Shares subject to outstanding Awards, the number and class of Shares issuable pursuant to Options, and the numerical limits contained in Sections 3 and 6(b). Notwithstanding the preceding sentence, the number of Shares subject to any Award always will be a whole number.

(b)   Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Administrator will notify each Participant as soon as practical prior to the effective date of the proposed transaction. The Administrator, in its sole discretion, may provide for a Participant to have the right to exercise his or her Award, to the extent applicable, until ten (10) days prior to the transaction as to all of the Shares covered thereby, including Shares as to which the Award would not otherwise be exercisable. In addition, the Administrator may provide that any Company repurchase option or forfeiture rights applicable to any Award will lapse with respect to one hundred percent (100%) of the Shares underlying such Award, and that any Award vesting will accelerate in full, provided the proposed dissolution or liquidation takes place at the time and in the manner contemplated. To the extent it has not been previously exercised or vested, an Award will terminate immediately prior to the consummation of such liquidation or dissolution.

(c)   Change in Control – Assumption, Continuation or Substitution. This Section 15(c) will apply except to the extent otherwise provided in the Award Agreement. In the event of a Change in Control, each outstanding Award shall be assumed or an equivalent Award substituted by the successor corporation or a parent or subsidiary entity of the successor corporation. With respect to Awards that are assumed or substituted, if on the date of (or following the assumption or substitution), the Participant's status as a Service Provider is terminated without Cause within twenty-four (24) months following the date of the Change in Control, then all restrictions on Awards granted to such Participant will lapse, and the Participant will fully vest in and have the right to exercise, if applicable, his or her Awards, and, to the extent applicable, all Performance Criteria and other vesting criteria will be deemed achieved at target levels and all other terms and conditions deemed satisfied. If the successor corporation refuses to assume or substitute for the Award, then immediately prior to such Change in Control, all outstanding Awards shall become fully vested, all applicable restrictions shall lapse, all performance objectives, Performance Criteria and other vesting criteria shall be deemed achieved at targeted levels and, with respect to Options or SARs, Participants shall have the right to exercise the Option or SAR as to all of the Shares (or cash subject thereto), including Shares as to which it would not otherwise be vested or exercisable. If an Option or SAR is not assumed or substituted on the Change in Control, the Committee shall notify the Participant in writing or electronically that the Option or SAR shall be exercisable, to the extent vested, for a period of up to 15 days from the date of such notice, and the Option or SAR shall terminate upon the expiration of such period. For purposes of this Section 15(c), an Award shall be considered assumed if, following the Change in Control, the Award confers the right to purchase or receive, for each Share subject to an Award immediately prior to the Change in Control, the consideration (whether securities, cash or property) received in the Change in Control by holders of Shares for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares). Notwithstanding anything in this Plan to the contrary, an Award that vests, is earned, or is paid-out upon the satisfaction of one or more performance objectives shall not be considered assumed if the Company or its successor modifies any of the performance objectives without the Participant's consent; provided, however, a modification to performance objectives only to reflect the successor corporation's post-Change in Control corporate structure shall not be deemed to invalidate an otherwise valid Award assumption.

16.   Date of Grant. The date of grant of an Award will be, for all purposes, the date on which the Administrator makes the determination granting such Award, or a later date as is determined by the Administrator. The Administrator will provide a notice of the determination to each Participant within a reasonable time after the date of such grant.

17.   Board and Shareholder Approval; Term of Plan. The Board approved this Plan on March 9, 2026 and the Company's shareholders approved this Plan on May 6, 2026, to be effective May 6, 2026. From its effectiveness, this Plan will continue in effect for a term of ten (10) years unless terminated earlier under Section 18.

18.   Amendment and Termination of this Plan.

(a)   Amendment and Termination. The Board may at any time amend, alter, suspend or terminate this Plan.

(b)   Shareholder Approval. The Company will obtain shareholder approval of any Plan amendment to the extent necessary to comply with Applicable Laws. To the extent it is desired to grant Incentive Stock Options under this Plan, then approval of this Plan by the shareholders of the Company must occur within twelve (12) months before or after the date this Plan is adopted by the Board. Such approval by shareholders of the Company shall be obtained in the degree and manner required under Applicable Law. Incentive Stock Options may be granted, but Incentive Stock Options may not be exercised, prior to approval of this Plan by shareholders of the Company.

(c)   Effect of Amendment or Termination. No amendment, alteration, suspension, or termination of this Plan will materially or adversely impair the rights of any Participant, unless otherwise mutually agreed upon by the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company. Termination of this Plan will not affect the Administrator's ability to exercise the powers granted to it under this Plan with respect to Awards granted under this Plan prior to the date of termination. No Shares shall be issued or sold under this Plan after the termination thereof, except upon exercise of an Award granted prior to the termination of this Plan. Notwithstanding the foregoing, or anything in this Plan to the contrary, the Administrator shall have unilateral authority to amend an Award, without Participant consent, to the minimum extent necessary to comply with Section 409A of the Code and such amendment shall not be deemed to materially impair the rights of such Participant.

19.   Conditions upon Issuance of Shares.

(a)   Legal Compliance. Shares will not be issued pursuant to the exercise of an Award unless the exercise of the Award and the issuance and delivery of such Shares will comply with Applicable Laws and will be subject to the approval of counsel for the Company with respect to such compliance.

(b)   Investment Representations. As a condition to the exercise or receipt of an Award, the Company may require the person exercising or receiving the Award to represent and warrant at the time of any such exercise or receipt that the Shares are being purchased only for investment and without any present intention to sell or distribute the Shares if, in the opinion of counsel for the Company, such a representation is required.

(c)   Taxes. As a condition to the exercise or settlement of an Award, the Participant shall make such arrangements as the Administrator may require for the satisfaction of any applicable withholding taxes arising in connection with the exercise or settlement of an Award under the laws of U.S. federal, state, local or non-U.S. jurisdictions. The Company shall not be required to issue any Shares under this Plan until the foregoing obligations are satisfied. Without limiting the generality of the foregoing, upon the exercise or settlement of any Award, the Company shall have the right to withhold taxes from any compensation or other amounts that the Company may owe to the Participant, or to require the Participant to pay to the Company the amount of any taxes that the Company may be required to withhold with respect to the Shares issued to the Participant. Without limiting the generality of the foregoing, the Administrator in its sole discretion may authorize the Participant to satisfy all or part of any withholding tax liability by: (i) having the Company withhold from the Shares that would otherwise be issued upon the exercise or settlement of an Award up to that number of Shares having a Fair Market Value, as of the date the withholding tax liability arises, sufficient to satisfy the withholding obligations based on the maximum individual income tax rate in the applicable jurisdiction; and/or (ii) delivering to the Company previously owned and unencumbered Shares having a Fair Market Value, as of the date the withholding tax liability arises, equal to the amount of the Company's withholding tax liability to be so satisfied. Subject to the preceding sentence, the exercisability or settlement of any Award Agreement shall be determined by the Administrator in its sole discretion.

20.   Severability. Notwithstanding any contrary provision of this Plan or an Award to the contrary, if any one or more of the provisions (or any part thereof) of this Plan or any Award Agreement are invalid, illegal, or unenforceable in any respect, such provision will be modified so as to make it valid, legal, and enforceable, and the validity, legality, and enforceability of the remaining provisions (or any part thereof) of this Plan or Award, as applicable, will not in any way be affected or impaired thereby.

21.   Inability to Obtain Authority. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, will relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority has not been obtained.

22.   No Rights to Awards. No Participant, eligible Service Provider, or other person shall have any claim to be granted any Award under this Plan, and there is no obligation for uniformity of treatment of a Service Provider, Participant, or holders or beneficiaries of Awards under this Plan. The terms and conditions of Awards need not be the same with respect to any Participant or with respect to different Participants.

23.   No Shareholder Rights. Except as otherwise provided in an Award Agreement, a Participant has none of the rights of a shareholder with respect to Shares covered by an Award until the Participant becomes the record owner of the Shares.

24.   Fractional Shares. No fractional Shares will be issued and the Administrator will determine, in its sole discretion, whether cash will be paid in lieu of fractional Shares or whether such fractional Shares will be eliminated by rounding up or down as appropriate.

25.   Governing Law. This Plan, all Award Agreements, and all related matters, are to be governed by the laws of the State of Texas, without regard to choice of law principles that direct the Applicable Laws of another state.

26. <u>No Effect on Terms of Employment or Consulting Relationship</u>. This Plan does not confer upon any Participant any right as a Service Provider, nor does it interfere in any way with his or her right or the right of the Company or an Affiliate to terminate the Participant's service at any time, with or without Cause, and with or without notice.

27. <u>No Trust or Fund Created</u>. Neither this Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Affiliate and a Participant or any other person. To the extent that any Participant acquires a right to receive payments from the Company or any Affiliate pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Company or any Affiliate.

28. <u>Section 409A</u>. It is the intention of the Company that no Award be "deferred compensation" subject to Section 409A of the Code, unless and to the extent that the Administrator specifically determines otherwise, and this Plan and the terms and conditions of all Awards are to be interpreted accordingly. The following rules will apply to Awards that are intended to comply with Section 409A:

(a) Any distribution of a 409A Award following a separation from service that would be subject to Section 409A(a)(2)(A)(i) of the Code as a distribution following a separation from service of a "specified employee" (as defined under Section 409A(a)(2)(B)(i) of the Code) will occur no earlier than the expiration of the six-month (6) period following such separation from service.

(b) In the case of any distribution of any other 409A Award, if the timing of such distribution is not otherwise specified in this Plan or Award Agreement or other governing document, the distribution will be made not later than the end of the calendar year during which the settlement of the 409A Award is specified to occur.

(c) Each payment that a Participant may receive with respect to a 409A Award will be treated as a "separate payment" for purposes of Section 409A of the Code.

29. <u>Construction</u>. Headings in this Plan are included for convenience and are not to be considered in the interpretation of this Plan. References to sections are to Sections of this Plan unless otherwise indicated. Pronouns include the masculine, feminine, neutral, singular or plural as the identity of the antecedent may require. This Plan is to be construed according to its fair meaning and is not to be strictly construed against the Company.

30. <u>Compensation Recoupment</u>. All compensation and Awards payable or paid under this Plan and any sub-plans will be subject to the Company's ability to recover incentive-based compensation from executive officers, as is or may be required by the provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations or rules promulgated thereunder, or any other "clawback" provision required by Applicable Law or the listing standards of any applicable stock exchange or national market system, including the Company's Incentive Award Recoupment effective October 2, 2023, as amended.

* * * * *

2025 ANNUAL REPORT



UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended   **DECEMBER 31, 2025**

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   **to**

Commission file number 1-6402-1

SERVICE CORPORATION INTERNATIONAL

(Exact name of registrant as specified in its charter)

Texas	**74-1488375**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. employer identification no.)*
1929 Allen Parkway	
Houston	
Texas	**77019**
(Address of principal executive offices)	*(Zip code)*

Registrant's telephone number, including area code: (713) 522-5141

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol (s)	Name of Each Exchange on Which Registered
Common Stock ($1 par value)	SCI	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	Yes ☑	No ☐
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.	Yes ☐	No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.	Yes ☑	No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).	Yes ☑	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the act).   Yes ☐   No ☑

The aggregate market value of the common stock held by non-affiliates of the registrant (assuming that the registrant's only affiliates are its executive officers and directors) was $11,126,104,381 based upon a closing market price of $81.40 on June 30, 2025 of a share of common stock as reported on the New York Stock Exchange.

The number of shares outstanding of the registrant's common stock as of February 10, 2026 was 139,223,665 (net of treasury shares).

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement in connection with its 2026 Annual Meeting of Stockholders (Part III).

SERVICE CORPORATION INTERNATIONAL
INDEX

Glossary

The following terms are common to the deathcare industry, are used throughout this report, and have the following meanings:

Atneed — Funeral, including cremation, and cemetery arrangements sold once death has occurred.

Average Revenue per Service — Average revenue per funeral service performed, excluding the impact of non-funeral home preneed sales revenue, core general agency revenue, and certain other revenue.

Cancellation — Termination of a preneed contract, which relieves us of the obligation to provide the goods and services included in the contract. Cancellations may be requested by the customer or be initiated by us if the customer fails to comply with the contractual terms of payment. State or provincial laws govern the amount of refund, if any, owed to the customer.

Care Trusts' Corpus — The deposits and net realized capital gains included in the cemetery perpetual care trusts that may not be withdrawable. In certain states, some or all of the net realized capital gains can be distributed to us. Additionally, some states allow a total return distribution that may contain elements of income, capital appreciation, and principal.

Cemetery Marker — An item used to identify the deceased person in a particular burial space, crypt, niche, or cremation memorialization property. Permanent burial and cremation memorialization cemetery markers are usually made of bronze or stone.

Cemetery Merchandise and Services — Merchandise and services used in connection with a cemetery interment, including stone and bronze memorials, cemetery markers, outer burial containers, floral placement, graveside services, merchandise installations, urns, and interments.

Cemetery Perpetual Care Trust or Endowment Care Fund (ECF) — A trust fund established for the purpose of maintaining cemetery grounds and property into perpetuity. For these trusts, the corpus generally remains in the trust in perpetuity and the investment earnings or elected distributions are withdrawn regularly and are intended to defray our expenses incurred to maintain the cemetery. In certain states, some or all of the net realized capital gains can also be distributed. Additionally, some states generally allow a total return distribution that may contain elements of income, capital appreciation, and principal.

Cemetery Property — Developed lots, lawn crypts, mausoleum spaces, cremation niches, and cremation memorialization property items (constructed and ready to accept interments) and undeveloped land we intend to develop for the sale of interment rights. Includes the construction-in-progress balance during the pre-construction and construction phases of projects creating new developed property items.

Cemetery Property Amortization or Amortization of Cemetery Property — The non-cash recognized expenses of cemetery property interment rights, which are recorded by specific identification with the cemetery property revenue for each contract.

Cemetery Property Interment Rights — The exclusive right to determine the human remains that will be interred in a specific cemetery property space. See also Cemetery Property Revenue below.

Cemetery Property Revenue — Recognized sales of interment rights in cemetery property when the receivable is deemed collectible and the property is fully constructed and available for interment.

Combination Location (Combos) — Locations where a funeral service location is physically located within or adjoining a SCI-owned cemetery location.

Cremation — The reduction of human remains to bone fragments by intense heat.

Cremation Memorialization — Products specifically designed to commemorate and honor the life of an individual who has been cremated. These products include cemetery property items that provide for the disposition of cremated remains within our cemeteries such as benches, boulders, statues, cremation niches, etc. They also include memorial walls and books where the name of the individual is inscribed but the remains have been scattered or kept by the family.

Cremation Niche — An aboveground burial space, in which a decedent's urn, containing their cremated remains and other keepsakes, is placed and sometimes sealed.

Funeral Merchandise and Services — Merchandise such as burial caskets and related accessories, outer burial containers, urns and other cremation receptacles, casket and cremation memorialization products, flowers, and professional services relating to funerals including arranging and directing services, use of funeral facilities and motor vehicles, removal, preparation, embalming, cremations, memorialization, visitations, travel protection, and catering.

Funeral Services Performed — The number of funeral services, including cremations, provided after the date of death, sometimes referred to as funeral volume.

General Agency (GA) Revenue — Commissions we receive from third-party life insurance companies for life insurance policies sold to preneed customers for the purpose of funding preneed funeral arrangements. The commission rate paid is determined based on the product type sold, the length of payment terms, and the health and age of the insured/annuitant.

Interment — The burial or final placement of human remains in the ground (interment), in mausoleums (entombment), or in cremation niches or cremation memorialization property (inurnment).

Lawn Crypt — Cemetery property in which an underground outer burial receptacle constructed of concrete and reinforced steel has been pre-installed in designated areas.

Maturity — When the underlying contracted merchandise is delivered or service is performed, typically at death. This is the point at which preneed funeral contracts are converted to atneed contracts (note — delivery of certain merchandise and services can occur prior to death).

Mausoleum — An above ground structure that is designed to house caskets and/or cremation urns.

Merchandise and Service Trust — A trust account established in accordance with state or provincial law into which we deposit the required percentage of customers' payments for preneed funeral, cremation, or cemetery merchandise and services to be delivered or performed by us in the future. The amounts deposited can be withdrawn only after we have completed our obligations under the preneed contract or upon the cancellation of the contract. Also referred to as a preneed trust.

Non-Funeral Home Preneed Sales Revenue — Non-funeral home general agency revenue and merchandise and travel protection revenue, net, sold to a preneed customer and delivered before a death has occurred.

Outer Burial Container — A reinforced container intended to inhibit the subsidence of the earth and house the casket after it is placed in the ground, also known as a burial vault.

Preneed — Purchase of cemetery property interment rights or any funeral or cemetery merchandise and services prior to death occurring or prior to delivery of products and services.

Preneed Backlog or Backlog of Preneed Revenue — Future revenue from unfulfilled preneed funeral, cremation, and cemetery contractual arrangements.

Preneed Cemetery Sales Production — Sales of preneed cemetery contracts. These sales are recorded in *Deferred revenue, net* until the merchandise is delivered, the service is performed, or the property has been constructed and is available for interment.

Preneed Funeral Sales Production — Sales of preneed funeral trust-funded and insurance-funded contracts. Preneed funeral trust-funded contracts are recorded in *Deferred revenue, net* until the merchandise is delivered or the service is performed. We do not reflect the unfulfilled insurance-funded preneed funeral contract amounts in our Consolidated Balance Sheet as the contract is between the customer and the insurance provider. Revenue from these policies is recognized when we perform the services and deliver the merchandise. The proceeds of the life insurance policies will be received upon maturity via death benefit claims.

Preneed Receivables, Net — Amounts due from customers when we have delivered the merchandise, performed the service, or transferred control of the cemetery property interment rights prior to a death occurring and amounts due from customers on irrevocable preneed contracts.

Travel Protection — A service provided by a third-party that provides shipment of remains to the servicing funeral home of choice if the purchaser passes away outside of a certain radius of their residence.

Trust Fund Income — Recognized investment earnings from our merchandise, service, and perpetual care trust investments.

As used herein, "SCI," "Company," "we," "our," and "us" refer to Service Corporation International and companies owned directly or indirectly by Service Corporation International, unless the context requires otherwise. Management has published a white paper on the corporate website for further understanding of accounting for preneed sales. You can view the white paper at http://investors.sci-corp.com under Featured Documents. Documents and information on our website are not incorporated by reference herein.

Item 1. Business

General

We are North America's largest provider of deathcare products and services, with a network of funeral service locations and cemeteries unequaled in geographic scale and reach. At December 31, 2025, we operated 1,485 funeral service locations and 500 cemeteries (including 312 funeral service/cemetery combination locations), which are geographically diversified across 44 states, eight Canadian provinces, the District of Columbia, and Puerto Rico.

We are well known for our Dignity Memorial® brand, North America's first transcontinental brand of deathcare products and services. Our other brands include Dignity Planning™, National Cremation Society®, Advantage® Funeral and Cremation Services, Funeraria del Angel™, Making Everlasting Memories®, Neptune Society™ and Trident Society™. Our funeral service and cemetery operations consist of funeral service locations, cemeteries, funeral service/cemetery combination locations, crematoria, and other related businesses, which enable us to serve a wide array of customer needs. We sell cemetery property and funeral and cemetery merchandise and services at the time of need and on a preneed basis.

Human Capital Management

At December 31, 2025, we employed 17,869 full-time individuals and 7,318 part-time individuals. Of the full-time associates, 16,556 were employed in the funeral and cemetery operations and 1,313 were employed in corporate areas of our business. Approximately 2.2% of our associates are represented by unions. Although labor disputes occur from time to time, relations with associates are generally considered favorable. We reach out to our associates for feedback throughout their employment at SCI using a variety of voluntary employee surveys in an effort to determine if we are meeting the needs and expectations of our workforce. In 2025, building on our past workplace surveys, we launched our We Listen Survey, which measures engagement across areas including recognition, growth, communication, and leadership. This employee survey will help drive company-wide initiatives and improvements.

Associate Benefits

Eligible associates in the United States may elect coverage under our group health and life insurance plans. Associates covered by a collective bargaining agreement are typically covered by union health plans and, therefore, do not participate in our health insurance plan. At December 31, 2025 and 2024, there were 9,526 and 9,462 associates, respectively, who had elected to participate in our group health insurance plans.

Eligible associates in the United States are covered by retirement plans of SCI or various subsidiaries, while Canadian associates are covered by other SCI (or SCI subsidiary) defined contribution or government-mandated benefit plans. We have an employee savings plan that qualifies under Section 401(k) of the Internal Revenue Code for the exclusive benefit of our United States employees. We contribute a matching contribution based on the employee's contribution and years of vesting service. For more information about our retirement plans, see Note 12 of Part II, Item 8. Financial Statements and Supplementary Data.

We understand the importance of work-life balance and provide other benefits such as baby bonding time, paid time-off for various reasons, and financial planning support for our associates. Additionally, we offer an employee assistance program that offers free and confidential counseling by masters level counselors for associates who may be facing mental health challenges.

We believe in the power of inclusion and respecting our fellow associates' work, ideas, beliefs, and lifestyles. To further promote this inclusion, we have developed programs such as our Associate Resource Communities (ARCs). The ARCs, which are available to all associates, allow colleagues with similar backgrounds or interests to connect for networking, provide opportunities for mentorship, and support the communities and customers we serve. Our leadership team embraces the many backgrounds and perspectives that make each of us unique.

Training and Development

We also believe in creating a culture of opportunity and career growth for all our associates and supporting the personal and professional goals of our associates is a priority for us. Our associates have access to development programs and a robust online training portal offering thousands of courses, books, audiobooks, and videos. Additionally, associates can participate in mentoring programs and take advantage of discounts and tuition reimbursement through our many partnerships. We are also proud to offer scholarship and apprentice programs to those interested in joining our profession.

Regulation

Our funeral operations are regulated by the Federal Trade Commission (the "FTC") under the FTC's Trade Regulation Rule on Funeral Industry Practices (the "Funeral Rule"), which went into effect in 1984. The Funeral Rule defines certain acts or practices as unfair or deceptive and contains certain requirements to prevent these acts or practices. The preventive measures require a funeral provider to give consumers accurate, itemized price information as well as various other disclosures about funeral merchandise and services and prohibit a funeral provider from making misrepresentations and engaging in deceptive or unfair practices.

Our operations are also subject to regulation, supervision, and licensing under numerous federal, state, and local laws and regulations as well as Canadian provincial laws and regulations. For example, state laws impose licensing requirements for funeral service locations and funeral directors and regulate preneed sales including our preneed trust activities. Our facilities are subject to environmental, health, and safety regulations. We take various measures to comply with the Funeral Rule and all laws and regulations. For example, we have established and maintain policies and procedures around our business practices; we provide training to our personnel; and we perform ongoing reviews of our compliance efforts. We believe we are currently in substantial compliance with the Funeral Rule and all laws and regulations.

Federal, state, and local legislative bodies and regulatory agencies (including Canadian legislative bodies and agencies) frequently propose new laws and regulations, some of which could have a material effect on our operations and on the deathcare industry in general. We cannot accurately predict the outcome of any proposed legislation or regulation or the effect that any such legislation or regulation might have on us.

History

We were incorporated in Texas in July of 1962. Our original business plan was based on efficiencies of scale, specifically reducing overhead costs by sharing resources such as preparation services, back office administration support, transportation, and personnel among funeral service locations in a business "cluster." We set out to apply this operating strategy through the acquisition of deathcare businesses in other markets over the next three decades. Beginning in 1993, we expanded beyond North America, acquiring major deathcare companies internationally.

During the mid to late 1990s, acquisitions of deathcare facilities became extremely competitive, resulting in increased prices for acquisitions and substantially reduced returns on invested capital. In 1999, we significantly reduced our level of acquisition activity and divested certain of our international businesses and many North American funeral service locations and cemeteries. At the same time, we began to capitalize on the strength of our network by introducing to North America the first transcontinental brand of deathcare services and products — Dignity Memorial® (see www.dignitymemorial.com). Information contained on our website is not part of this report.

In late 2006, we began a series of strategic acquisitions through 2013 by acquiring Alderwoods Group, Keystone North America, The Neptune Society, Inc. (Neptune), also now known as SCI Direct, and Stewart Enterprises, Inc. (Stewart). We continue to pursue strategic acquisitions with a focus on returns on invested capital and complete divestitures of non-strategic funeral homes and cemeteries. See Strategies for Growth within Part I, Item 1. Business for more information on how we invest capital to grow our business.

Funeral and Cemetery Operations

Our funeral service and cemetery operations consist of funeral service locations, cemeteries, funeral service/cemetery combination locations, crematoria, and other related businesses. See Note 13 in Part II, Item 8. Financial Statements and Supplementary Data, for financial information about our business segments and geographic areas.

We have the largest number of combination locations in North America. Funeral service/cemetery combination locations are businesses in which a funeral service location is physically located within or adjoining a cemetery that we own. Combination locations allow certain facility, personnel, and equipment costs to be shared between the funeral service location and a cemetery location. These locations also create synergies between funeral and cemetery sales personnel and give families added convenience to purchase both funeral and cemetery merchandise and services at a single location. Combination facilities typically are more cost competitive and have a higher gross margin than funeral and cemetery operations that are operated separately.

Funeral service locations provide all professional services related to funerals and cremations, including the use of funeral home facilities and motor vehicles, arranging and directing services, removal, preparation, embalming, cremations, memorialization, and catering. Funeral merchandise, including burial caskets and related accessories, urns and other cremation receptacles, outer burial containers, flowers, online and video tributes, stationery products, casket and cremation memorialization products, and other ancillary merchandise, is sold at funeral service locations.

Our cemeteries provide cemetery property interment rights, including developed lots, lawn crypts, mausoleum spaces, cremation niches, and custom inventory, including private mausoleums, family estates, and exclusive cremation memorialization options. Cemetery merchandise and services, including memorial cemetery markers and bases, outer burial containers, flowers and floral placement, other ancillary merchandise, graveside services, merchandise installation, and interments, are sold at our cemeteries.

We also sell cemetery property interment rights and funeral and cemetery merchandise and services whereby a customer contractually agrees to the terms of certain products and services to be delivered and performed in the future. We define these sales as preneed sales. As a result of such preneed sales, our preneed backlog of unfulfilled funeral and cemetery contracts was $17.0 billion and $16.0 billion at December 31, 2025 and 2024, respectively.

The following table at December 31, 2025 provides the number of our funeral service locations and cemeteries by country, and by state, territory, or province:

Country, State/Territory/Province	Funeral Service Locations	Number of Cemeteries	Total
United States			
Alabama	35	13	48
Arizona	39	13	52
Arkansas	11	3	14
California	166	43	209
Colorado	29	11	40
Connecticut	21	—	21
Delaware	—	1	1
District of Columbia	2	—	2
Florida	137	64	201
Georgia	30	18	48
Hawaii	8	3	11
Idaho	1	—	1
Illinois	42	27	69
Indiana	50	14	64
Iowa	6	2	8
Kansas	8	5	13
Kentucky	14	5	19
Louisiana	33	11	44
Maine	7	—	7
Maryland	16	13	29
Massachusetts	27	—	27
Michigan	40	—	40
Minnesota	8	2	10
Mississippi	12	3	15
Missouri	23	10	33
Nebraska	8	2	10
Nevada	15	6	21
New Hampshire	4	—	4
New Jersey	21	—	21
New Mexico	1	1	2

Country, State/Territory/Province	Funeral Service Locations	Number of Cemeteries	Total
New York	54	—	54
North Carolina	51	17	68
Ohio	45	14	59
Oklahoma	11	7	18
Oregon	14	4	18
Pennsylvania	25	16	41
Puerto Rico	6	9	15
Rhode Island	6	—	6
South Carolina	12	9	21
Tennessee	42	18	60
Texas	164	65	229
Utah	4	3	7
Virginia	38	24	62
Washington	33	15	48
West Virginia	5	6	11
Wisconsin	—	7	7
Canada			
Alberta	9	—	9
British Columbia	37	11	48
Manitoba	4	3	7
New Brunswick	6	—	6
Nova Scotia	12	—	12
Ontario	45	—	45
Quebec	36	2	38
Saskatchewan	12	—	12
Total funeral service locations and cemeteries	1,485	500	1,985

We believe we have satisfactory title to the properties owned and used in our business, subject to various liens, encumbrances, and easements that are incidental to ownership rights and uses and do not materially detract from the value of the property. At December 31, 2025, we owned approximately 90% of the real estate and buildings used at our facilities, and the remainder of the facilities were leased under both financing and operating leases. At December 31, 2025, our 500 cemeteries contained a total of approximately 36,000 acres, of which approximately 66% was developed. Interment rights for approximately 2,000 acres of the developed acreage are unsold.

Our corporate headquarters are located at 1929 Allen Parkway, Houston, Texas 77019. The property consists of approximately 160,000 square feet of office space and 185,000 square feet of parking space on approximately seven acres. Adjacent to this site on land owned by the Company, we are developing a new corporate headquarters building comprising approximately 250,000 square feet of office space. The facility is designed to support collaboration, innovation, and productivity. Upon completion of the new headquarters, the Company expects to monetize the existing corporate buildings, parking garage, and other land adjacent to the old headquarters buildings. We also own a building in Jefferson, Louisiana with approximately 96,200 square feet of office space that we use, in part, for corporate activities.

A map of our locations in North America is presented below:



Competition

Although there are several public companies that own funeral service locations and cemeteries, the majority of deathcare businesses in North America are locally-owned, independent operations. We estimate that our funeral and cemetery market share in North America is approximately 18% based on estimated total industry revenue. Our funeral business has low to moderate barriers to entry, whereas the cemetery business barriers to entry are high due to land requirements and permitting along with sufficient capital needed to develop cemetery property. The success of a single funeral service location or cemetery in any community is a function of the name, reputation, and location of that funeral service location or cemetery. Competitive pricing, professional service, attention to detail, and well-maintained locations are also important.

We have an unparalleled network of funeral service locations and cemeteries that offers high quality products and services at prices that are competitive with local competing funeral service locations, cemeteries, and retail locations. Within this network, our funeral service locations and cemeteries operate under various names as most operations were acquired as existing businesses. We have co-branded the majority of our operations under the name Dignity Memorial®. Our branding strategy gives us a strategic advantage and identity in the industry. While this branding is intended to emphasize our seamless national network of funeral service locations and cemeteries, the original names associated with acquired operations, and their inherent goodwill and heritage, generally remain the same. For example, Geo. H. Lewis & Sons Funeral Directors is now Geo. H. Lewis & Sons Funeral Directors, a Dignity Memorial® provider.

Strategies for Growth

We are the largest consolidated deathcare company in North America and are well positioned for long-term profitable growth. Over the next several years, our industry will be largely shaped by the aging of the Baby Boomer generation in the deathcare space which we are poised to benefit from. In each stage of life, Baby Boomers have set new trends, transformed society, and redefined norms, and we are already seeing the impact on our industry. Over the last several years, we have seen the impact of the Baby Boomers through the growth in both our preneed cemetery sales and our preneed funeral production. We expect to see a similar impact on our atneed results as these preneed contracts mature in the future. In every aspect of our business, we are listening and responding to our customer's changing needs and preferences, and leveraging our scale to deliver unparalleled experiences - both digitally and in person - to meet those changing needs.

The following strategies remain the core of our foundation: 1) grow revenue, 2) leverage our unparalleled scale, and 3) invest capital.

Grow Revenue

In addition to expected revenue growth as Baby Boomers begin impacting our atneed results, we plan to remain relevant to our customers as their preferences evolve through a combination of price, product, and service differentiation strategies to facilitate further growth. We also expect that continued growth in our preneed sales will drive future revenue expansion.

Remaining Relevant to the Customer

Remaining relevant to our customer is key to generating revenue growth in a changing customer environment. We are constantly evolving to meet the varying preferences and needs of our customers. Whether choosing burial or cremation, many Baby Boomers are redefining the traditional funeral by transitioning away from solemnly mourning a death to a more personalized celebration of life ceremony. We responded to this trend by spending capital to repurpose traditional casket selection rooms to event rooms that can accommodate a celebration, while also updating existing locations to more contemporary, uplifting spaces. During the arrangement, we offer a contemporary and customer-friendly digital presentation of options that allows the customer to choose merchandise and services including unique celebration, catering, and celebrant services.

In our funeral segment, we focus on merchandise and services that are meaningful to both our burial and cremation customers. The growing trend of cremation has resulted in new product and service offerings, including cremation-specific service packages, which may or may not include memorialization. In addition, we have focused on making the entire cremation experience more meaningful for families, from the first point of contact to the return of a loved one's ashes to the family.

In our cemetery segment, we continue to grow revenue by responding to the customer's desire for personalized and unique options by expanding our tiered product and cemetery property options. Over the past several years, we have substantially increased our property options to offer unique choices. From private high-end family estates, many of which capture incredible views and custom architectural features, to nicely landscaped hedge estates, we continue to develop property selections that resonate with our customers. For cemetery merchandise and services, we have developed relevant products such as customized cemetery property offerings, and specialized graveside service options. We continue to place strategic emphasis on cremation offerings for customers in our cemetery segment offering an increased variety of cremation property options, including glass-front cremation niches and cremation gardens.

As we evolve to meet ever-changing customer preferences, we will continue to serve the numerous religious, ethnic, and cultural traditions important to many of our customers. We remain flexible to meet the varying needs of customers, demonstrating our resolve to remain relevant to changing customer preferences.

Growing Preneed Sales

Our preneed sales program drives current and future revenue growth. Baby Boomers have been influencing both our funeral and cemetery preneed sales for several years and are beginning to positively affect the growth of our preneed funeral sales programs. Our highly trained sales force of approximately 3,800 counselors provide customers with informed guidance about various service and merchandise options tailored for today's consumers. Utilizing our scale, our counselors are reaching out to consumers through multiple lead channels, including growing digital lead channels, securing future revenue growth. We sponsor community events and seminars to educate and provide guidance around preplanning both funeral and cemetery services and merchandise. We have adopted a more sophisticated and targeted marketing approach, and we continue increasing our digital presence through search engine optimization and other marketing channels. We have a unique competitive advantage to continue growing preneed sales benefiting from our size and scale. Our preneed program provides us with an opportunity to develop greater brand awareness, gives consumers peace of mind about their end of life arrangements, and secures future market share. In addition, our increased digital presence has provided significant growth in our digital lead channels over the last several years.

Leverage Our Unparalleled Scale

As the largest deathcare company in North America, we leverage our unparalleled scale by developing our sales organization and optimizing and responsibly deploying digital innovation throughout our network. As our preneed backlog grows from the development of our sales organization, the backlog also realizes scale benefits from the ability to grow trust portfolios and from our preferred preneed insurance provider agreement. In addition, scale also enables cost efficiencies through purchasing power and utilizing economies of scale through our supply chain channel.

Developing Our Sales Organization

Over the last several years, we have continued to invest significantly in the development of our sales organization with best in class tools and technologies. These investments include a customer relationship management system, which drives improvements in productivity and sales production by leveraging data analytics, rigorous lead tracking, and effective follow-up campaigns. We continue to diversify our sales force to understand and serve the numerous religious, ethnic, and cultural traditions important to our customers. Our premier combination locations and other large and recognizable cemeteries and funeral homes, along with the contemporary selling tools we have available, attract high-quality sales talent. Our scale allows us to operate and expand our sales organization in an efficient manner to bolster preneed sales growth.

Preneed Backlog Scale Benefits

Our preneed backlog, which includes both insurance and trust-funded merchandise and service products, allows us to grow future revenue in a more efficient manner than selling at the time of need. The scale of our multi-billion dollar trust portfolios allows us to leverage access to preeminent money managers with favorable fee structures generating above average returns to help offset inflation. In July 2024, we finalized an agreement to change our preferred preneed insurance provider in the United States, which allows us to further utilize our scale and streamline our processes across our network. Our blended funding approach between insurance and trust-funded merchandise and service products allows us to combine the positive cash flow and predictability of the insurance product with the potential upside of higher returns from our trusted merchandise and service products. This blended approach also helps our ability to grow our preneed backlog in a cash flow neutral manner as general agency commissions on our preneed insurance sales offset associated selling compensation for combined preneed trust and insurance sales.

Scale-Enabled Procurement and Supply Chain Efficiencies

Our scale enables us to leverage purchasing power across merchandise and services driving more favorable pricing. Centralized procurement and long-standing supplier relationships allow us to capture economies of scale while maintaining high standards of quality.

Advancing Customer-Facing Technology and Enhancing the User Experience

Throughout the year, we invested in customer-facing technology initiatives designed to improve engagement while supporting operational efficiency and consistency at scale. These investments focused on streamlining digital interactions, improving access to information, and enabling customers to complete transactions more efficiently.

We enhanced key digital touchpoints, including websites and customer portals, to improve usability, content visibility, and payment flow. In addition, we expanded technology capabilities that support both at-need and preneed sales across funeral and cemetery operations, improving consistency of tools and processes while supporting revenue-generating activities.

Together, these initiatives are intended to reduce complexity, support more efficient service delivery, and strengthen the customer experience in a way that is scalable and aligned with long-term financial performance.

Digital Innovation and AI Governance

As technology continues to evolve, the Company is thoughtfully adopting digital tools, including artificial intelligence (AI), to support its funeral, cremation, and cemetery operations, enhance service quality, and improve efficiency across both field locations and corporate functions. SCI's approach to AI is grounded in responsible innovation, with a focus on deploying practical use cases while maintaining strong governance, risk management, and associate education to guide adoption.

SCI believes AI-enabled tools will improve operational effectiveness, particularly in areas where technology can help associates focus more fully on care, compassion, and service. Central to this approach is preparing our workforce to understand, use, and oversee AI responsibly and ethically, consistent with the Company's values and commitment to Service Excellence.

To support responsible use of AI by associates, SCI's Employee Artificial Intelligence Use Policy outlines expectations for ethical, secure and appropriate use of AI-enabled tools. Oversight of AI use is provided through SCI's AI Governance and Advisory Committee, which supports Company leadership by establishing governance practices and setting strategic guidance for the use of AI. The Committee helps identify and mitigate legal, ethical, data privacy, and cybersecurity risks, and facilitates the sharing of insights and learnings as AI initiatives are implemented.

As AI technologies and regulatory expectations continue to evolve, SCI will regularly review and enhance its governance practices, policies, and workforce training efforts to support innovation while maintaining the trust of the families, communities, and associates we serve.

Capital Allocation

We consistently evaluate the best uses of our cash flow that will yield the highest value and return on capital. Our strong liquidity, favorable debt maturity profile, and robust cash flow generation enables us to continue our long-standing commitment to allocate capital to opportunistically grow our business and enhance shareholder value. Typically, our highest relative return opportunities come from acquisitions and the construction of funeral service and cemetery locations.

Investing in Acquisitions and Building New Funeral Service and Cemetery Locations

We manage our footprint by focusing on strategic acquisitions and building new funeral service and cemetery locations where the expected returns are attractive and meaningfully exceed our weighted average cost of capital. We target businesses with favorable customer dynamics and locations where we can benefit from additional economies of scale. Over the last several years, we have deployed significant growth capital spend on new funeral service and cemetery locations and related real estate, enlarging our footprint into new communities as well as expanding existing locations to remain relevant to our customers. For our cemetery businesses, we plan to pursue strategic acquisitions to create more opportunities to serve consumers through our tiered cemetery options. Additionally, we look for opportunities to acquire land for future cemetery development in certain of our largest markets. This investment in our future will allow us to continue creating cemetery offerings that appeal to varying preferences in those markets for many years to come. In 2025, we invested $101.3 million in acquiring 22 funeral service locations and 2 cemeteries, which included 2 combination locations. In addition, we spent $18.5 million for several real estate acquisitions that will be utilized for new funeral service or cemetery locations during 2025.

Return Excess Cash to Shareholders

In addition to any strategic acquisitions or new build opportunities, we continue to return cash to shareholders through dividends and our share repurchase program. Our quarterly dividend rate has steadily grown from $0.025 per common share in 2005 to $0.34 per common share at the end of 2025. We target a dividend payout ratio of 30% to 40% of after-tax earnings excluding special items and intend to grow our cash dividend commensurate with the growth in our business. We also expect to continue to repurchase shares of our common stock in the open market or through privately negotiated transactions, subject to market conditions, debt covenants, and normal trading restrictions. There can be no assurance that we will buy our common stock under our repurchase program in the future. In 2025, we repurchased 5,864,563 shares of our common stock at an aggregate cost of $464.2 million, which is an average cost per share of $79.15. In 2024, we repurchased 3,439,551 shares of our common stock at an aggregate cost of $249.8 million, which is an average cost per share of $72.63. Subsequent to December 31, 2025, we repurchased 552,313 shares for $44.4 million at an average cost per share of $80.48.

Managing Debt

Foundational to our capital allocation strategy, we continue to focus on maintaining optimal levels of liquidity and financial flexibility. Our flexible capital strategy allows us to manage our debt maturity profile by making open market debt repurchases when it is opportunistic to do so. We generate a relatively consistent annual cash flow stream that is generally resistant to down economic cycles. This cash flow stream and our significant liquidity allow us to substantially reduce our long-term debt maturities should we choose to do so. In November 2025, we entered into a new bank credit agreement due November 2030 consisting of a $750.0 million term loan, which is funded debt, and a revolving credit facility providing for borrowings of up to $1.75 billion. Proceeds from this new bank credit agreement were used to settle our existing Term Loan and Bank Credit Facility, which were both due January 2028. In addition to more favorable pricing, the new bank credit agreement provides us flexibility with incremental liquidity for capital investment, working capital, and other general corporate purposes.

Other

We make available free of charge, on or through our website, our annual, quarterly, and current reports and any amendments to those reports, as soon as reasonably practicable after electronically filing such reports with the Securities and Exchange Commission (SEC). Our website is http://www.sci-corp.com and our telephone number is (713) 522-5141. We also post announcements, updates, events, recent news releases and investor information and presentations on our website. We may use the Investors section of our website to communicate with investors. It is possible that the financial and other information posted there could be deemed material information. Each of our Board of Directors' standing committee charters, our Corporate Governance Guidelines, our Code of Ethics for Board Members, and our Code of Conduct for Officers and Employees are available, free of charge, through our website or, upon request, in print. We will post on our internet website all waivers to, or amendments of, our Code of Conduct for Officers and Employees, which are required to be disclosed by applicable law and New York Stock Exchange listing standards. Information contained on our website is not part of this report. In addition, the SEC also maintains a website that contains reports, proxy and information statements, and other information regarding issuers where you may obtain a copy of all of the material we file publicly with the SEC. The SEC website address is *http://www.sec.gov*.

Executive Officers of the Company

The following table sets forth, as of February 12, 2026, the name and age of each executive officer of the Company, the office held, and the year first elected an officer.

Officer Name	Age	Position	Year First Became Officer
Thomas L. Ryan	60	Chairman of the Board and Chief Executive Officer	1999
Sumner J. Waring, III	57	President	2002
Eric D. Tanzberger	57	Executive Vice President, Chief Financial Officer	2000
Lori Spilde	55	Senior Vice President, General Counsel and Secretary	2019
Elisabeth G. Nash	64	Senior Vice President, Operations Services	2004
John H. Faulk	50	Senior Vice President, Chief Operating Officer	2010
Tammy R. Moore	58	Vice President and Chief Accounting Officer	2010

Mr. Ryan was elected Chairman of the Board of SCI effective in January 2016, appointed Chief Executive Officer in February 2005, and President in 2002. He joined the Company in 1996 and served in a variety of financial management roles until November 2000, when he was asked to serve as Chief Executive Officer of European Operations based in Paris, France. In July 2002, Mr. Ryan returned to the United States where he was appointed President and Chief Operating Officer of SCI. Before joining SCI, Mr. Ryan was a certified public accountant with Coopers & Lybrand LLP for eight years. He holds a bachelor's degree in business administration from the University of Texas at Austin. Mr. Ryan serves as a member of the University of Texas McCombs Business School Advisory Council and is a senior member of the University of Texas MD Anderson Cancer Center Board of Visitors.

Mr. Waring was named President in 2024, maintaining indirect oversight of operations and assuming responsibility for sales and marketing. He joined SCI in 1996 as Area Vice President of Operations when SCI acquired his family's funeral business. He was appointed President of the Northeast Region in 1999 and President of the Pacific Region in September 2001. In September 2002, Mr. Waring was appointed Vice President, Western Operations, a position he held until May 2004 when he was appointed Vice President, Major Market Operations. He was promoted to Senior Vice President in 2006 and in July 2008, Mr. Waring's responsibilities were expanded to include business development. In 2015, he was named Senior Vice President, North American Operations and in 2019, he was named Senior Vice President, Chief Operating Officer. Mr. Waring holds a bachelor's degree in business administration from Stetson University, a degree in mortuary science from Mount Ida College, and a master's degree in business administration from the University of Massachusetts Dartmouth. Mr. Waring serves on the Board of Directors of BankFive and the Greater Houston Partnership.

Mr. Tanzberger was named Executive Vice President and Chief Financial Officer in 2024. He oversees all finance and accounting functions, business and real estate development, revenue management and information technology. He was appointed Senior Vice President and Chief Financial Officer in June 2006 and also served as Treasurer from July 2007 to February 2017. Mr. Tanzberger joined the Company in August 1996 and held various management positions prior to being promoted to Corporate Controller in August 2002. In 2022, his responsibilities were expanded to include information technology. Before joining SCI, Mr. Tanzberger began his financial career at Coopers and Lybrand LLP. Mr. Tanzberger holds a Bachelor of Business Administration degree from the University of Notre Dame. Mr. Tanzberger is currently a member of the Board of Directors and Chair of the Audit Committee of Sanara MedTech Inc. (NASDAQ: SMTI). He is also a current member of the Executive Committee and the Audit Committee Chair of the United Way of Greater Houston. Mr. Tanzberger is a former member of the Board of Trustees of Junior Achievement of Southeast Texas and the National Funeral Directors Association Funeral Service Foundation.

Ms. Spilde was named Senior Vice President, General Counsel and Secretary in 2023. She joined SCI in 2000 with the acquisition of American Memorial Life Insurance Company. She began her tenure with the Company in operations. In 2006, she was promoted and her role shifted to managing legal affairs for Mergers & Acquisitions, Antitrust, and Real Estate. In 2018, her role was expanded to include oversight of Company SEC filings and responsibility for the corporate secretarial function. She was promoted to her previous role as Vice President and Deputy General Counsel in 2019. Ms. Spilde holds a master's degree in business administration from The University of Texas. She also earned Juris Doctor, Master of Arts, and bachelor's degrees from the University of South Dakota.

Ms. Nash was named Senior Vice President of Operations Services in 2010 and is currently responsible for a variety of support functions, including human resources, supply chain, centralized operations and program management. Prior to that she was Vice President of Process Improvement and Technology, where she led the redefinition of our field and home office processes and systems. Before joining SCI, Ms. Nash served in various senior management accounting and financial positions with Pennzoil Corp. She holds a bachelor's degree in business administration in accounting from Texas A&M University. Ms. Nash serves on the Board of Directors of Genesys Works Houston and on the UpSkill Committee of Greater Houston Partnership.

Mr. Faulk was named Senior Vice President and Chief Operating Officer in 2024 and oversees SCI's funeral and cemetery operations. He joined SCI in March 2010 as Vice President, Business Development, to oversee the Company's strategic growth, including mergers and acquisitions, real estate, and construction. In 2018, he was named Senior Vice President of Revenue and Business Development. His promotion expanded his role to include setting direction for the company's pricing and cemetery development functions. Prior to joining the Company, Mr. Faulk worked for Bain & Company, Inc. where he helped Fortune 500 Companies and specialty retailers identify profit growth opportunities and achieve strong operating results. He holds a master's degree in business administration from the Darden Graduate School of Business at the University of Virginia and a bachelor's degree in electrical engineering from the University of Virginia.

Mrs. Moore was named Vice President and Chief Accounting Officer in 2010 and oversees general accounting, trust and technical accounting, internal and external reporting, and customer service. She joined the Company in August 2002 as Manager of Financial Reporting and was promoted to Director of Financial Reporting in 2004 and Managing Director and Assistant Controller in June 2006. Prior to joining the Company, Mrs. Moore was a certified public accountant with PricewaterhouseCoopers LLP. She holds a bachelor's degree in business administration in accounting from the University of Texas at San Antonio and a Master of Accounting degree from the Kenan-Flagler Business School at the University of North Carolina. Since 2019, Mrs. Moore serves on the Board of Regents of Commonwealth Institute of Funeral Service and serves as a member of the University of North Carolina's Master of Accounting Advisory Council.

Item 1A. Risk Factors

Cautionary Statement on Forward-Looking Statements

The statements in this Form 10-K that are not historical facts are forward-looking statements made in reliance on the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995. These statements may be accompanied by words such as "believe", "estimate", "project", "expect", "anticipate", or "predict" that convey the uncertainty of future events or outcomes. These statements are based on assumptions that we believe are reasonable; however, many important factors could cause our actual consolidated results in the future to differ materially from the forward-looking statements made herein and in any other documents or oral presentations made by, or on behalf of, the Company. These factors are discussed below. We assume no obligation and make no undertaking to publicly update or revise any forward-looking statements made herein or any other forward-looking statements made by the Company, whether as a result of new information, future events, or otherwise.

Risks Related to Our Business

Our affiliated trust funds own investments in securities, which are affected by market conditions that are beyond our control.

In connection with our preneed merchandise and service sales and our cemetery property sales, most affiliated trust funds own investments in equity securities, fixed income securities, commingled funds, money market funds, and mutual funds. The fair value of these investments and our earnings and investment gains and losses on these securities and funds are affected by financial market conditions that are beyond our control. Additionally, we may not choose the optimal mix of securities for any particular market condition.

The following table summarizes our investment returns (realized and unrealized), excluding certain fees, on our trust funds:

	Years Ended December 31,		
	2025	**2024**	**2023**
Preneed funeral merchandise and service trust funds	14.7 %	12.3 %	16.5 %
Preneed cemetery merchandise and service trust funds	15.6 %	12.5 %	16.9 %
Cemetery perpetual care trust funds	14.7 %	11.9 %	15.3 %
Combined trust funds	15.1 %	12.3 %	16.3 %

Generally, earnings or gains and losses on our trust investments are recognized and we withdraw cash when the underlying merchandise is delivered, service is performed, or upon contract cancellation. Our cemetery perpetual care trusts recognize earnings, and in certain states, capital gains and losses or fixed percentage distributions. We withdraw allowable cash when we incur qualifying cemetery maintenance costs.

If the investments in our trust funds experience significant declines in 2026 or subsequent years or in a high inflation environment, there could be insufficient funds in the trusts to cover the costs of delivering merchandise and services or maintaining our cemeteries in the future. We may be required to cover any shortfall with cash flows from operations, which could have a material adverse effect on our financial condition, results of operations, and cash flows. For more information related to our trust investments, see Note 3 in Part II, Item 8. Financial Statements and Supplementary Data.

If the fair value of these trusts, plus any other amount due to us upon delivery of the associated contracts, were to decline below the estimated costs to deliver the underlying products and services, we would record a charge to earnings to record a liability for the expected losses on the delivery of the associated contracts. As of December 31, 2025, no such charge was required in any reported period.

We may be required to replenish our affiliated funeral and cemetery trust funds to meet minimum funding requirements, which would have a negative effect on our earnings and cash flow.

In certain states and provinces, we have withdrawn allowable distributable earnings, including unrealized gains, from our trust funds prior to the maturity or cancellation of the related contract. Additionally, some states have laws that either require replenishment of investment losses under certain circumstances or impose various restrictions on withdrawals of future earnings when trust fund values drop below certain prescribed amounts. In the event of market declines that result in a severe decrease in trust fund value, we may be required to replenish amounts in the respective trusts in some future period. As of December 31, 2025, we had unrealized losses of $0.6 million in the various trusts within these states, but no such replenishment is currently expected to be required.

Our ability to execute our strategic plan depends on many factors, some of which are beyond our control.

Our strategic plan is focused on growing our revenue, leveraging our scale, and investing our capital. Many of the factors that impact our ability to execute our strategic plan, such as the number of deaths and general economic conditions, are beyond our control. Changes in operating conditions, such as supply disruptions and labor disputes, could negatively impact our operations. Our inability to leverage scale to drive cost savings, productivity improvements, preneed production, or earnings growth anticipated by management could affect our financial performance. Our inability to identify acquisition targets and to complete acquisitions, divestitures, or strategic alliances as planned or to successfully integrate acquired businesses and realize expected synergies and strategic benefits could impact our financial performance. Our inability to allocate capital to maximize shareholder value could impact our financial performance. We cannot give assurance that we will be able to execute any or all of our strategic plan. Failure to execute any or all of our strategic plan could have a material adverse effect on our financial condition, results of operations, and cash flows.

We may be adversely affected by the effects of inflation.

Inflation has the potential to adversely affect our liquidity, business, financial condition and results of operations by increasing our overall cost structure or by reducing the amount of discretionary income consumers have available to spend on our merchandise and services. Higher inflation in the economy may result in higher interest rates and capital costs, supply shortages, increased costs of labor, components, manufacturing and shipping, as well as weakening exchange rates and other similar effects. As a result of inflation, we may experience modest cost increases from certain vendors and suppliers on merchandise and goods. Although we may take measures to mitigate the effects of inflation, if these measures are not effective, our business, financial condition, results of operations and liquidity could be materially adversely affected. Even if such measures are effective, there could be a difference between the timing of when these beneficial actions impact our results of operations and when the cost of inflation is incurred.

Our results may be adversely affected by significant weather events, natural disasters, catastrophic events or public health crises.

Three of our largest states by total revenue are California, Texas, and Florida, areas where natural disasters may be prevalent. Significant weather events in these states or other key areas where our operations are concentrated, natural or other disasters, wildfires, and unforeseen public health crises, such as pandemics and epidemics, could disrupt our business through injury or illness to our associates or client families, physical damage, closure or destruction of one or more of our locations, data centers or office facilities, disrupt access to scarce resources such as water supply or disrupt the delivery of goods or services by one or more of our vendors, any or all of which could adversely impact our operations or increase our costs, which would adversely affect our financial results.

Our credit agreements contain covenants that may prevent us from engaging in certain transactions.

Our Bank Credit Facilities contain, among other things, various affirmative and negative covenants that may prevent us from engaging in certain transactions that might otherwise be considered beneficial to us. The covenants limit, among other things, our and our subsidiaries' ability to:

- Incur additional indebtedness (including guarantee obligations);
- Create liens on assets;
- Engage in certain transactions with affiliates;
- Enter into sale-leaseback transactions;
- Engage in mergers, acquisitions, liquidations, and dissolutions;
- Sell assets;

- Pay dividends, distributions, and other payments in respect of our capital stock;

- Purchase our capital stock in the open market;

- Make investments, loans, or advances;

- Repay indebtedness or amend the agreements relating thereto;

- Create restrictions on our ability to receive distributions from subsidiaries; and

- Change our lines of business.

Our Bank Credit Facilities require us not to exceed a maximum leverage ratio. This covenant may require us to take actions to reduce our indebtedness or act in a manner contrary to our strategic plan and business objectives. In addition, events beyond our control, including changes in general economic and business conditions, may affect our ability to satisfy this covenant. A breach of this covenant could result in a default of our indebtedness. If we breach certain affirmative covenants or the negative covenant contained in our Bank Credit Facilities, then, immediately upon notice from the applicable administrative agent, an event of default will have occurred and the lenders could elect to declare all amounts outstanding thereunder, together with accrued interest, immediately due and payable. If we breach any of the other affirmative covenants contained in our Bank Credit Facilities, and such breach continues unremedied for 30 days after receipt of notice thereof, then an event of default will have occurred and the lenders party thereto could elect to declare all amounts outstanding thereunder, together with accrued interest, immediately due and payable. Any such declaration would also result in an event of default under our Senior Indenture governing our various senior notes. For additional information, see Financial Condition, Liquidity and Capital Resources in Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations and Note 6 in Part II, Item 8. Financial Statements and Supplementary Data.

If we lost the ability to use surety bonding to support our preneed activities, we may be required to make material cash payments to fund certain trust funds.

We have entered into arrangements with certain surety companies whereby such companies agree to issue surety bonds on our behalf as financial assurance or as required by existing state and local regulations. The surety bonds are used for various business purposes; however, the majority of the surety bonds issued and outstanding have been issued to support our preneed funeral and cemetery activities. In the event all of the surety companies canceled or did not renew our surety bonds, which generally have twelve-month renewal periods, we would be required to either obtain replacement coverage or fund approximately $258.7 million into state-mandated trust accounts as of December 31, 2025. There can be no assurance that we would be able to obtain replacement coverage at a similar cost or at all.

The financial condition of third-party insurance companies that fund our preneed contracts may impact our future revenue.

Where permitted by state law, customers may arrange their preneed contract by purchasing a life insurance or annuity policy from third-party insurance companies. The customer/policy holder assigns the policy benefits to us as payment for their preneed contract at the time of need. If the financial condition of the third-party insurance companies were to deteriorate materially because of market conditions, strategic transactions, or otherwise, there could be an adverse effect on our ability to collect all or part of the proceeds of the life insurance policy, if we fulfill the preneed contract at the time of need. Failure to collect such proceeds could have a material adverse effect on our financial condition, results of operations, and cash flows.

Unfavorable publicity could affect our reputation and business.

Since our operations relate to life events involving emotional stress for our client families, our business is dependent on customer trust and confidence. Unfavorable publicity about our business generally or in relation to any specific location could affect our reputation and customers' trust and confidence in our products and services, thereby having an adverse impact upon our sales and financial results.

Our failure to attract and retain qualified sales personnel and licensed funeral professionals could have an adverse effect on our business and financial condition.

Our ability to attract and retain a qualified sales force, licensed funeral professionals and other personnel is an important factor in achieving future success. Buying cemetery and funeral home products and services, especially at-need products and services, is very emotional for most customers, so our sales force and licensed funeral professionals must be particularly sensitive to our customers' needs. We cannot give assurance that we will be successful in our efforts to attract and retain a skilled sales force and licensed funeral professionals. Furthermore, the stringent licensing standards required for funeral professionals under various state regulations create a significant barrier to entry and make it especially challenging to find qualified talent. If we are unable to maintain a qualified and productive sales force and team of licensed funeral professionals, our revenues may decline and our cash available for distribution may decrease.

We use a combination of insurance, self-insurance, and large deductibles in managing our exposure to certain inherent risks; therefore, we could be exposed to unexpected costs that could negatively affect our financial performance.

Our insurance coverage is subject to deductibles, self-insured retentions, limits of liability, and similar provisions that we believe are prudent based on our operations. Because we self-insure a significant portion of expected losses under our workers' compensation, auto, and general and professional liability insurance programs, unanticipated changes in any applicable actuarial assumptions, trends and interpretations, or management estimates underlying our recorded liabilities for these losses, including potential increases in costs, could result in materially different amounts of expense than expected under these programs. These unanticipated changes could have a material adverse effect on our financial condition, results of operations, and cash flows.

Declines in overall economic conditions beyond our control could reduce future potential earnings and cash flows and could result in future impairments to goodwill and/or other intangible assets.

In addition to an annual review, we assess the impairment of goodwill and/or other intangible assets whenever events or changes in circumstances indicate that the carrying value may be greater than fair value. Factors that could trigger an interim impairment review include, but are not limited to, a significant decline in our stock price, significant underperformance relative to historical or projected future operating results, and significant negative industry or economic trends. If any of these factors occur, we may have a triggering event, which could result in an impairment of our goodwill and/or other intangible assets. If economic conditions worsen causing deterioration in our operating revenue, operating margins, and cash flows, we may have a triggering event that could result in an impairment of our goodwill and/or other intangible assets. Our cemetery segment, which has a goodwill balance of $406.8 million as of December 31, 2025, is more sensitive to market conditions and goodwill impairments because it is more reliant on preneed sales, which are impacted by customer discretionary spending. For additional information, see Critical Accounting Policies, Recent Accounting Pronouncements, and Accounting Changes in Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Any failure to protect personal information relating to our customers, their loved ones, our associates, and our vendors could damage our reputation, could cause us to incur substantial additional costs and to become subject to litigation, and could adversely affect our operating results, financial condition, or cash flow.

In the ordinary course of our business, we and our vendors receive and retain personal information about our customers, their loved ones, our associates, and our vendors, in both physical and electronic formats, with the expectation that we will adequately protect that information. In addition, our online website operations depend upon the secure transmission of confidential information over public networks, including information permitting electronic payments. New laws and regulations governing data privacy, security, cybersecurity, and information security, including legislation in several U.S. states and Canadian provinces, pose increasingly complex compliance challenges and potentially elevate our costs. Any failure by us to comply with these laws and regulations, including as a result of a security or privacy breach, could result in significant penalties and liabilities. A significant theft, loss, or fraudulent use of the personally identifiable information we maintain or failure of our vendors to use or maintain such data in accordance with contractual provisions could result in significant costs, fines, litigation, and reputational damage. Additionally, if we acquire a company that is not in compliance with applicable data protection laws, we may incur significant liabilities and penalties.

We maintain substantial security measures and data backup systems to protect, store, and prevent unauthorized access to such information. Nevertheless, it is possible that increasingly sophisticated cyberattacks might defeat our security measures in the future and obtain the personal information of customers, their loved ones, our associates, and our vendors that we hold. The rapid advancement and widespread adoption of artificial intelligence technologies, combined with emerging innovations and the increasing frequency and sophistication of cyberattacks, could substantially elevate cybersecurity risks for us and our vendors, associates, contractors or third parties with whom we do business. Further, our associates, contractors, or third parties with whom we do business may attempt to circumvent our security measures to misappropriate such information and may purposefully or inadvertently cause a breach, corruption, or data loss involving such information. A breach of our security measures or failure in our backup systems could adversely affect our reputation with our customers and their loved ones, our associates, and our vendors; as well as our operations, results of operations, financial condition, and cash flows; and could result in litigation or penalties.

A failure of a key information technology system or process could disrupt and adversely affect our business.

We rely extensively on information technology systems, some of which are managed or provided by third-party service providers, to analyze, process, store, manage, and protect transactions and data. In managing our business, we also rely heavily on the integrity of, security of, and consistent access to this data for information such as sales, merchandise ordering, inventory replenishment, and order fulfillment. For these information technology systems and processes to operate effectively, we or our service providers must periodically maintain and update them. Our systems and the third-party systems on which we rely are subject to damage or interruption from a number of causes, including power outages; computer and telecommunications failures; computer viruses; security breaches; cyber-attacks, including the use of ransomware; catastrophic events such as fires, floods, earthquakes, tornadoes, or hurricanes; acts of war or terrorism; and design or usage errors by our associates, contractors, or third-party service providers. Although we and our third-party service providers seek to maintain our respective systems effectively and to successfully address the risk of compromise of the integrity, security, and consistent operations of these systems, such efforts may not be successful. As a result, we or our service providers could experience errors, interruptions, delays, or cessations of service in key portions of our information technology infrastructure, which could significantly disrupt our operations and be costly, time consuming, and resource-intensive to remedy.

We may use artificial intelligence ("AI") technologies in limited aspects of our operations and information technology systems. AI technologies are evolving and may give rise to operational, legal, regulatory, data security, and privacy risks. Such technologies may produce inaccurate, misleading, or biased outputs or be improperly used by employees, which could adversely affect our business, reputation, financial condition, or results of operations. In addition, increased governmental or regulatory scrutiny or legal claims related to AI could result in additional costs or liabilities, even where our use of AI is limited in our information technology systems and processes.

Our Canadian business exposes us to operational, economic, and currency risks.

Our Canadian operations represent approximately 5% of our revenue. Our ability to successfully conduct operations in Canada is affected by many of the same risks we face in our U.S. operations, as well as unique costs and difficulties of managing Canadian operations. Our Canadian operations may be adversely affected by local laws, customs, and regulations, as well as political and economic conditions. Significant fluctuations in exchange rates between the U.S. dollar and the Canadian dollar may adversely affect our results of operations and cash flows.

Our level of indebtedness could adversely affect our cash flows, our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, and may prevent us from fulfilling our obligations under our indebtedness.

We have a significant amount of indebtedness, which could have important consequences, including the following:

- It may limit our ability to obtain additional debt or equity financing for working capital, capital expenditures, acquisitions, debt service requirements, and general corporate or other purposes.

- A portion of our cash flows from operations will be dedicated to the payment of principal and interest on our indebtedness, including indebtedness we may incur in the future, and may not be available for other purposes, including to finance our working capital, capital expenditures, acquisitions, and general corporate costs or other purposes.

- It could limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate and place us at a competitive disadvantage compared to our competitors that have less debt.

- It could make us more vulnerable to downturns in general economic or industry conditions or in our business, or prevent us from carrying out activities that are important to our growth.

- It could increase our interest expense if interest rates in general increase because a portion of our indebtedness, including all of our indebtedness under our Bank Credit Facilities, bears interest at floating rates.

- It could make it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations of any of our debt instruments, including any financial and other restrictive covenants, could result in an event of default under the agreements governing our other indebtedness which, if not cured or waived, could result in the acceleration of our indebtedness.

Any of the above listed factors could materially affect our business, financial condition, results of operations, and cash flows.

In addition to our high level of indebtedness, we also have significant rental and other obligations under our operating and finance leases for funeral service locations, cemetery operating and maintenance equipment, and transportation equipment. These obligations could further increase the risks described above.

Risks Related to Our Industry

The funeral and cemetery industry is competitive.

In North America, the funeral and cemetery industry is characterized by a large number of locally-owned, independent operations. To compete successfully, our funeral service locations and cemeteries must maintain good reputations and high professional standards, as well as offer attractive products and services at competitive prices. In addition, we must market ourselves in such a manner as to distinguish us from our competitors. We have historically experienced price competition from independent funeral service location and cemetery operators, monument dealers, casket retailers, low-cost funeral providers, and other nontraditional providers of merchandise and services. If we are unable to successfully compete, our financial condition, results of operations, and cash flows could be materially adversely affected.

If the number of deaths in our markets declines, our cash flows and revenue may decrease. Changes in the number of deaths are not predictable from market to market or over the short term.

If the number of deaths in our markets declines, the number of funeral services and interments performed by us could decrease and our financial condition, results of operations, and cash flows could be materially adversely affected. Changes in the number of deaths may vary from quarter to quarter and across local markets, and those variations are not predictable. Variations in the death rate and seasonality of deaths throughout each year may also cause revenue to fluctuate between quarters or years.

If we are not able to respond effectively to changing consumer preferences, our market share, revenue, and/or profitability could decrease.

Future market share, revenue, and profit will depend in part on our ability to anticipate, identify, and respond to changing consumer preferences. We may not correctly anticipate or identify trends in consumer preferences, or we may identify them later than our competitors do. In addition, any strategies we may implement to address these trends may prove incorrect or ineffective.

The continuing upward trend in life expectancy and the number of cremations performed in North America could result in lower revenue, operating profit, and cash flows.

Generally, life expectancy in North America has increased steadily and is expected to continue to do so in the future, absent events related to pandemics or similar outbreaks. Additionally, there is a continuing upward trend in the number of cremations performed in North America as an alternative to traditional funeral service dispositions. In our operations during 2025, 64.4% of the comparable services we performed were cremation cases compared to 63.9% and 63.1% performed in 2024 and 2023, respectively. Our average revenue for cremations is lower than that for traditional burials. If we are unable to continue to expand our cremation memorialization products and services, and cremations increase as a significant percentage of our services, our financial condition, results of operations, and cash flows could be materially adversely affected.

Our funeral and cemetery businesses are high fixed-cost businesses.

The majority of our operations are managed in groups we call "markets". Markets are geographical groups of funeral service locations and cemeteries that share common resources such as operating personnel, preparation services, clerical staff, motor vehicles, and preneed sales personnel. We must incur many of these costs, which may be impacted by many factors, including inflation, regardless of the number of services or interments performed. Because we cannot immediately decrease these costs when we experience lower sales volumes, a sales decline may cause our margin percentages to decline at a greater rate than the decline in revenue.

Risks associated with our supply chain, such as tariffs, could materially adversely affect our financial performance.

We are dependent on our supply chain to supply merchandise to our funeral home and cemetery locations. If our fulfillment network does not operate properly, if a supplier fails to deliver on its commitments, or if delivery networks have difficulty providing capacity to meet demands for their services, we could experience merchandise delivery delays or increased delivery costs, which could lead to lost sales and decreased customer confidence, and adversely affect our results of operations. Changes in the costs of procuring commodities used in our merchandise or the costs related to our supply chain, due to inflation, natural disasters, pandemics, changes to trade policy or other matters, could adversely affect our results of operations. We cannot predict how changes to trade policy may affect trade agreements or tariffs, nor can we predict the effects that any such changes would have on our supply chain.

Regulatory and Legal Risks

Regulation and compliance could have a material adverse impact on our financial results.

Our operations are subject to regulation, supervision, and licensing requirements under numerous foreign, federal, state, and local laws, ordinances, and regulations, including extensive regulations concerning trust funds, preneed sales of funeral and cemetery merchandise and services, and various other aspects of our business. The funeral industry is regulated at the federal level by the FTC, which has been under review by the FTC since 2020. We are also subject to financial and compliance audits of preneed sales practices and state trust funds. Our facilities are also subject to stringent health, safety, and environmental regulations. In particular, cremation and embalming facilities are subject to stringent health and environmental regulations and there are associated risks of investigations from regulatory authorities or incidental non-compliance with such regulations. Our pay practices, including wage and hour overtime pay, are subject to federal and state regulations. Violations of applicable laws could result in fines or sanctions against us.

In addition, from time to time, amended, added or reinterpreted regulations could increase costs and decrease cash flows. For example, foreign, federal, state, local, and other regulatory agencies have considered and may enact additional legislation or regulations that could affect the deathcare industry. These include regulations that require more liberal refund and cancellation policies for preneed sales of products and services, limit or eliminate our ability to use surety bonding, require the escheatment of trust funds, increase trust requirements, require the deposit of funds or collateral to offset unrealized losses of trusts, and/or prohibit the common ownership of funeral service locations and cemeteries in the same market. Similarly, more stringent permitting or other environmental regulations, if adopted, could increase our costs. If adopted by the regulatory authorities of the jurisdictions in which we operate, these and other possible proposals could have a material adverse effect on our financial condition, results of operations, and cash flows.

Compliance with laws, regulations, industry standards, and customs concerning burial procedures and the handling and care of human remains is critical to the continued success of our business and any operations we may acquire. Litigation and regulatory proceedings regarding these issues could have a material adverse effect on our financial condition, results of operations, and cash flows.

Unfavorable results of litigation could have a material adverse impact on our financial statements.

As discussed in Note 9 of Part II, Item 8. Financial Statements and Supplementary Data, we are subject to a variety of claims and lawsuits in the ordinary course of our business. Adverse outcomes in some or all of the pending cases may result in significant monetary damages or injunctive relief against us, as litigation and other claims are subject to inherent uncertainties. Any such adverse outcomes, in pending cases or other lawsuits that may arise in the future, could have a material adverse impact on our financial position, results of operations, and cash flows.

Cemetery burial practice claims could have a material adverse impact on our financial results.

Most of our cemeteries have been operating for decades and, therefore, may have used practices and procedures that are outdated in comparison to today's standards. When cemetery disputes occur, we may be subjected to litigation and liability for improper burial practices, including (1) burial practices of a different era that are judged today in hindsight as being outdated and (2) alleged violations of our practices and procedures by one or more of our associates. In addition, since most of our cemeteries were acquired through various acquisitions, we may be subject to litigation and liability based upon actions or events that occurred before we acquired or managed the cemeteries. Claims or litigation based upon our cemetery burial practices could have a material adverse impact on our financial condition, results of operations, and cash flows.

The application of unclaimed property laws by certain states to our preneed funeral and cemetery backlog could have a material adverse impact on our liquidity, cash flows, and financial results.

In the ordinary course, our businesses have sold preneed funeral and cemetery contracts for decades. To the extent these contracts will not be funded with the assignment of the proceeds of life insurance policies, depending on applicable state laws, we could be responsible for escheatment of the portion of the funds paid that relate to contracts which we are unlikely to fulfill. For additional information, see Unclaimed Property Audit in Note 9 in Part II, Item 8. Financial Statements and Supplementary Data of this Form 10-K. The application of unclaimed property laws could have a material adverse effect on our liquidity, cash flows, and financial results.

Changes in taxation, or the interpretation of tax laws or regulations, as well as the inherent difficulty in quantifying potential tax effects of business decisions could have a material adverse effect on the results of our operations, financial condition, or cash flows.

We make judgments regarding the utilization of existing income tax credits and the potential tax effects of various financial transactions and results of operations to estimate our obligations to taxing authorities. We are also subject to regular reviews, examinations, and audits by taxing authorities with respect to our taxes. Our tax obligations include income, franchise, real estate, sales and use, and employment-related taxes and the judgments we make include reserves for potential adverse outcomes regarding tax positions that have been taken. Changes in federal, state, or local tax laws, adverse tax audit results, or adverse tax rulings on positions taken could have a material adverse effect on the results of our operations, financial condition, or cash flows.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Risk Management and Strategy

We recognize the necessity of a flexible and dynamic cybersecurity risk management strategy to defend against threats in a fast-changing digital world. For this purpose, we have invested in building a cybersecurity infrastructure to protect our information systems and secure our data from cyberattacks. Our information security program features risk management strategies, security awareness training, security operations, incident response, security governance, third-party risk management, IT security risk management, security architecture, and vulnerability management.

Managing Material Risks & Integrated Overall Risk Management

Cybersecurity risk management is integrated into our broader enterprise risk management system, and cybersecurity risk is strategically reviewed, monitored and managed alongside other enterprise risks on a regular basis. Our information security program is designed to evaluate, identify, and manage risks from cybersecurity threats and vulnerabilities, including malware, phishing, hacking, social engineering, data breaches, and emerging risks associated with artificial intelligence. Assessment of risks may include tabletop exercises, control gap analyses, threat modeling, internal or external audits, vulnerability scans, and penetration tests. Our program is regularly assessed using the NIST Cybersecurity Framework, and our policies are reviewed periodically to align with current regulatory requirements and the evolving threat landscape. Our employees are required to take mandatory information security training.

Our information security team is empowered to assess and address cybersecurity risks in close collaboration with the operational teams. This forward-thinking strategy ensures that cybersecurity risk management awareness informs each stage of the business decision-making process.

Engage External Experts on Risk Management

To effectively target emerging cybersecurity threats, our information security program engages with a diverse group of third-party external experts, including cybersecurity assessors, consultants, and auditors for cybersecurity risk management. Our partnerships with these third party professionals feature regular audits, assessments, and simulated testing.

Oversee Third-Party Risk

Risk assessments are conducted when we onboard new services and new vendors, including third-party vendors, applications, and other technology services, when there are significant changes to IT or security architecture, and when systems handle sensitive data. Third-party risks are documented as part of a risk management process that follows an industry standard framework with a goal of remediation or mitigation.

Cybersecurity Threat Risks

We have not experienced a cybersecurity incident or data breach that has had a material impact on our operations or financial standing.

Governance

The Board of Directors recognizes that an encompassing, effective cybersecurity risk management strategy is essential to sustaining business operations and investor confidence. Our management assumes executive responsibility for assessing, identifying, and managing cybersecurity risks and incidents.

Board of Directors Oversight

Certain members of the Board of Directors have experience conducting oversight of cybersecurity risk management across different industries, including technology and finance. The Audit Committee is the primary committee responsible for overseeing the company's cybersecurity risks with the Board receiving updates on at least an annual basis.

Management's Role in Managing Cybersecurity Risk

The Assistant Vice President, Information Technology Security (AVP, IT Security), who also functions as the company's data protection officer, reports to the Vice President of Information Technology and is responsible for briefing the Audit Committee on information security risks. The AVP, IT Security provides comprehensive briefings to the Audit Committee on a quarterly basis. These briefings highlight various cybersecurity topics, including new cybersecurity threats, incidents, risks, risk management solutions, strategy pivots, or proposed governance changes.

Risk Management Expertise

With over 24 years of experience working on information technology and cybersecurity teams, the AVP, IT Security is the lead architect of the company's security infrastructure. In his role, the AVP, IT Security has built and developed effective and lasting information security solutions, establishing a robust framework of technical, administrative and physical controls while providing stakeholders such as executive management, operations leadership and legal counsel clear and constant visibility into rapidly evolving business threats. The AVP, IT Security is responsible for detecting known and potential cybersecurity incidents, leading cybersecurity incident investigations, and ensuring that cybersecurity incidents are reported timely, promptly escalated and resolved in accordance with the Company cybersecurity incident response plan. The AVP, IT Security is a Certified Information Security Manager and his cybersecurity expertise is a valuable resource for Company executive leadership and the Board.

Monitoring Cybersecurity Incidents

The AVP, IT Security manages the information security program responsible for the regular monitoring of our information systems for cybersecurity risks. The monitoring process is led by an experienced team of information security professionals. Advanced security software preemptively detects threats and regular system scans are conducted to identify potential vulnerabilities. The AVP, IT Security regularly receives updates about potential cybersecurity threats and remains informed about the latest threat detection software technologies and new risk management solutions. In the event of a cybersecurity incident, the AVP, IT Security is supported by the cyber security incident response team and the crisis response team. The Cyber Security Incident Response Plan guides the AVP, IT Security and includes immediate actions to escalate an incident based on its seriousness, to mitigate the impact, and to enact long-term strategies for remediation and prevention of future incidents.

Reporting Cybersecurity Risk

The AVP, IT Security is responsible for informing executive management of cybersecurity risks and incidents. The AVP, IT Security presents quarterly briefings to the Cyber Security and Data Governance Executive Steering Committee on all issues related to cybersecurity risks and incidents. The Cyber Security and Data Governance Executive Steering Committee includes members from the senior leadership team, such as the Chief Financial Officer, the Senior Vice President of Operations Services and the General Counsel. Our highest levels of management are actively aware and involved in shaping the company's cybersecurity position and analyzing potential risks. Any cybersecurity incident or data breach that is determined to be material will be reported to the Audit Committee and the Board of Directors.

Item 2. Properties

Information regarding properties is set forth in Part I, Item 1. Business.

Item 3. Legal Proceedings

Information regarding legal proceedings is set forth in Note 9 of Part II, Item 8. Financial Statements and Supplementary Data.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities

Our common stock has been traded on the New York Stock Exchange since May 14, 1974. On December 31, 2025, there were 2,807 holders of record of our common stock. In calculating the number of stockholders, we consider clearing agencies and security position listings as one stockholder for each agency or listing. At December 31, 2025, we had 139,678,199 shares outstanding, net of 2,278,805 treasury shares.

Our common stock is traded on the New York Stock Exchange under the symbol SCI.

The following graph assumes the total return on $100 invested on December 31, 2020, in SCI Common Stock, the S&P 500 Index, the S&P MidCap 400 Index, and a peer group selected by the Company (the "Peer Group"). The Peer Group comprises Carriage Services, Inc. and Matthews International Corp. Total return data assumes reinvestment of dividends.



Total Stockholder Return Indexed Returns

For equity compensation plan information, see Part III of this Form 10-K.

The following table summarizes our share repurchases during the three months ended December 31, 2025:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs	Approximate Dollar Value of Shares That May Yet be Purchased Under the Program [4]
October 1, 2025 — October 31, 2025 [1]	69,704	$ 82.24	55,859	$ 409,832,213
November 1, 2025 — November 30, 2025 [2]	98,113	$ 79.43	97,955	402,051,423
December 1, 2025 — December 31, 2025 [3]	582,546	$ 77.92	582,027	356,699,395
	750,363		735,841	

[1] Includes 13,845 shares purchased in October 2025 in connection with the surrender of shares by associates to satisfy certain tax withholding obligations under compensation plans.

[2] Includes 158 shares purchased in November 2025 in connection with the surrender of shares by associates to satisfy certain tax withholding obligations under compensation plans.

[3] Includes 519 shares purchased in December 2025 in connection with the surrender of shares by associates to satisfy certain tax withholding obligations under compensation plans.

[4] In May 2025, we announced an increase in our share repurchase authorization to $600.0 million. The share repurchase authorization does not obligate us to acquire a minimum amount of shares. Under the share repurchase authorization, shares may be repurchased in privately negotiated or open market transactions, including under plans complying with Rule 10b5-1 under the Exchange Act.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The Company

We are North America's largest provider of deathcare products and services, with a network of funeral service locations and cemeteries unequaled in geographic scale and reach. At December 31, 2025, we operated 1,485 funeral service locations and 500 cemeteries (including 312 funeral service/cemetery combination locations), which are geographically diversified across 44 states, eight Canadian provinces, the District of Columbia, and Puerto Rico. Our funeral and cemetery operations consist of funeral service locations, cemeteries, funeral service/cemetery combination locations, crematoria, and other related businesses, which enable us to serve a wide array of customer needs. We sell cemetery property and funeral and cemetery merchandise and services at the time of need and on a preneed basis. We strive to offer families exceptional service in planning life celebrations and personalized remembrances. Our Dignity Memorial® brand serves approximately 700,000 families each year with professionalism, compassion, and attention to detail.

Our financial position is enhanced by our $17.0 billion backlog of future revenue from both trust and insurance-funded preneed sales at December 31, 2025. Preneed selling provides us with a strategic opportunity to gain future market share. We also believe it adds to the stability and predictability of our revenue and cash flows. While revenue on the majority of preneed merchandise and service sales is deferred until the time of need, sales of preneed cemetery property provide opportunities for full current revenue recognition to the extent that the property is developed and available for use.

We have adequate liquidity and a favorable debt maturity profile, which allow us to reinvest and grow our business as well as return capital to shareholders through share repurchases and dividends.

Factors affecting our operating results include: demographic trends in terms of population growth and average age, which impact death rates and number of deaths; establishing and maintaining leading market share positions supported by strong local heritage and relationships; effectively responding to increasing cremation trends by selling complementary services and merchandise; controlling salary and merchandise costs; and exercising pricing leverage related to our atneed revenue. The average revenue per funeral contract is influenced by the mix of traditional and cremation services as our average revenue for cremations is lower than that for traditional burials. To further enhance revenue opportunities, we continue to focus on our cremation customers' preferences and remaining relevant by developing additional memorialization merchandise and services that specifically appeal to cremation customers. We believe the presentation of these additional merchandise and services through our customer-facing technology improves our customers' experience by reducing administrative burdens and allowing them to visualize the enhanced product and service offerings, which we believe will help drive increases in the average revenue for a cremation in future periods. While economic conditions, inflation, and consumer confidence may affect the timing or mix of customer purchases, demand is generally deferred rather than lost. Accordingly, demand for these products and services has historically been less sensitive to economic cycles than other discretionary consumer purchases.

For further discussion of our key operating metrics, see our "Cash Flow" and "Results of Operations" sections below. For a discussion of our results of operations and liquidity and capital resources for the fiscal year ended December 31, 2024, see

Management's Discussion and Analysis of Financial Condition, Liquidity and Capital Resources and Results of Operations in Part II, Item 7 of our Annual Report on Form 10-K for the fiscal year December 31, 2024, filed with the Securities and Exchange Commission on February 13, 2025.

Financial Condition, Liquidity, and Capital Resources

Capital Allocation Considerations

We rely on cash flow from operations as a significant source of liquidity. Our cash flow from operating activities provided $942.8 million in 2025. In addition, as of December 31, 2025, we have $1,448.0 million in borrowing capacity under our revolving credit facility. As of December 31, 2025, we had $56.8 million in current maturities of long-term debt, which primarily consist of the current amounts due on our term loan, mortgage notes and other debt, and finance leases.

Our Bank Credit Facility requires us to maintain a certain leverage ratio with which we were in compliance at December 31, 2025. We target a leverage ratio of 3.5x to 4.0x.

Our financial covenant requirements and actual ratio as of December 31, 2025 are as follows:

	Per Credit Agreement	Actual
Leverage ratio	5.00 (Max)	3.67

We have the financial strength and flexibility to reward shareholders with dividends while maintaining a prudent capital structure and pursuing new opportunities for profitable growth.

Our unencumbered cash on hand, future operating cash flows, and the available capacity under our Bank Credit Facilities gives us adequate liquidity to meet our short-term needs as well as our long-term financial obligations. Due to cash balances residing in Canada and minimum operating cash requirements, a portion of our cash on hand is encumbered.

We consistently evaluate the best uses of our cash flow that will yield the highest value and return on capital. Our capital investment strategy is prioritized as follows:

Investing in Acquisitions and Building New Funeral Service and Cemetery Locations. We manage our footprint by focusing on strategic acquisitions and building new funeral service locations where the expected returns are attractive and exceed our weighted average cost of capital. We target businesses with favorable customer dynamics and/or where we can achieve the benefits of economies of scale. We continue to pursue strategic acquisitions and build new funeral service locations in areas that provide us with the potential for additional scale. In 2025, we invested $101.3 million in acquiring 22 funeral service locations and 2 cemeteries, which included 2 combination locations.

Return Excess Cash to Shareholders. In addition to any strategic acquisitions or new build opportunities, we continue to return cash to shareholders through dividends and our share repurchase program. Our quarterly dividend rate has steadily grown from $0.025 per common share in 2005 to $0.34 per common share at the end of 2025. We target a dividend payout ratio of 30% to 40% of after tax earnings excluding special items and intend to grow our cash dividend commensurate with the growth in our business. While we intend to pay regular quarterly cash dividends for the foreseeable future, all future dividends are subject to limitations in our debt covenants and final determination by our Board of Directors each quarter upon review of our financial performance. We also expect to continue to repurchase shares of our common stock in the open market or through privately negotiated transactions, subject to market conditions, debt covenants, and normal trading restrictions. There can be no assurance that we will buy our common stock under our repurchase program in the future. In 2025, we repurchased 5,864,563 shares of our common stock at an aggregate cost of $464.2 million, which is an average cost per share of $79.15. In 2024, we repurchased 3,439,551 shares of our common stock at an aggregate cost of $249.8 million, which is an average cost per share of $72.63. Subsequent to December 31, 2025, we repurchased 552,313 shares for $44.4 million at an average cost per share of $80.48.

Managing Debt. We continue to focus on maintaining optimal levels of liquidity and financial flexibility. Our recent $325.0 million increase in availability under our bank credit facility bolsters our flexible capital strategy and allows us to further manage our debt maturity profile by making open market debt repurchases when it is opportunistic to do so. We generate a relatively consistent annual cash flow stream that is generally resistant to down economic cycles. This cash flow stream and our significant liquidity allow us to substantially reduce our long-term debt maturities should we choose to do so. In November 2025, we entered into a new bank credit agreement due November 2030 consisting of a $750.0 million term loan, which is funded debt, and a revolving credit facility providing for borrowings of up to $1.75 billion. Proceeds from this new bank credit agreement were used to settle our existing Term Loan and Bank Credit Facility, which were both due January 2028. In addition to more favorable pricing, the new bank credit agreement provides us flexibility with incremental liquidity for capital investment, working capital, and other general corporate purposes.

Cash Flow

Our ability to generate strong operating cash flow is one of our fundamental financial strengths and provides us with substantial flexibility in meeting operating and investing needs.

Operating Activities

Net cash provided by operating activities was $942.8 million and $944.9 million for the years ended December 31, 2025, and 2024, respectively.

The $2.1 million decrease in operating cash flow during 2025 comprises:

- a $119.2 million increase in cash tax payments,
- a $20.2 million increase in employee compensation payments,
- a $19.3 million increase in restructuring payments,
- a $12.2 million increase in net trust deposits,
- a $11.2 million increase in cash interest payments, and
- a $3.9 million increase in vendor and other payments, partially offset by
  - a $116.9 million increase in cash receipts from customers,
  - a $38.6 million increase in General Agency (GA) commission and other receipts, and
  - a $28.4 million decrease in payments for certain legal matters.

Investing Activities

Cash flows from investing activities used $548.3 million and $620.9 million, in 2025, and 2024, respectively. The $72.6 million decreased outflow from 2025 over 2024 is primarily due to the following:

- a $79.9 million decrease in cash spent on business acquisitions,
- a $43.6 million decrease in cash spent on real estate acquisitions,
- a $10.3 million increase in net proceeds for Company-owned life insurance policies,
- a $6.0 million increase in cash receipts from divestitures and asset sales, and
- a $2.2 million decrease in other investing activities primarily for investments in renewable energy tax credits, partially offset by
  - a $54.5 million increase in capital expenditures related to construction of our new corporate headquarters which is financed through a separate construction loan facility,
  - a $14.9 million increase in total capital expenditures, which includes:
    - an $18.8 million increase for growth capital expenditures/construction of new funeral service locations, partially offset by
      - a $3.9 million decrease in maintenance capital expenditures, consisting of:
        - an $8.6 million decrease in expenditures for digital investments and corporate, partially offset by
        - a $3.1 million increase in expenditures for cemetery property development, and
        - a $1.6 million increase in expenditures for capital improvements at existing field locations.

Financing Activities

Financing activities used $374.7 million in 2025 compared to $319.6 million in 2024. The $55.1 million increased outflow from 2025 over 2024 is primarily due to the following:

- a $207.3 million increase in purchase of Company common stock,
- a $27.3 million decrease in proceeds from exercises of stock options, and
- a $9.3 million increase in payments of dividends, partially offset by
  - a $132.4 million increase in debt proceeds, net of repayments,
  - a $54.8 million increase in borrowings from our corporate headquarters debt facility, and
  - a $1.6 million decrease in bank overdrafts and other.

Material Cash Requirements

Our material cash requirements include the following contractual and other obligations.

Debt & Finance Leases

As of December 31, 2025, we had $5.1 billion in aggregate principal outstanding on our notes, term loan, revolving credit facility, finance leases, mortgage notes, and other debt (collectively "debt and finance leases"), of which $56.8 million is payable in the next twelve months. The aggregate principal excludes $38.1 million in unamortized non-cash debt issuance costs and original issuance discounts and premiums. Future interest payments associated with the debt and finance leases total $1.2 billion, of which $249.1 million is payable in the next twelve months. For further information on our debt and finance leases see Note 6 and Note 8 of Part II, Item 8. Financial Statements and Supplementary Data.

Operating Leases

We have operating lease agreements for funeral service real estate and office equipment for funeral service locations, cemetery locations, and administrative offices. As of December 31, 2025, we had fixed lease payment obligations of $65.6 million, of which $10.4 million is due in the next twelve months. See Note 8 in Part II, Item 8. Financial Statements and Supplementary Data for additional details related to our leases.

Financial Assurances

In support of our operations, we have entered into arrangements with certain surety companies whereby such companies agree to issue surety bonds on our behalf as financial assurance and/or as required by existing state and local regulations. The surety bonds are used for various business purposes; however, the majority of the surety bonds issued and outstanding have been used to support our preneed sales activities. The obligations underlying these surety bonds are recorded on our Consolidated Balance Sheet as *Deferred revenue, net*. The breakdown of surety bonds between funeral and cemetery preneed arrangements, as well as surety bonds for other activities, is described below.

	Years Ended December 31,	
	2025	2024
	(In millions)	
Preneed funeral	$ 209.2	$ 226.8
Preneed cemetery:		
Merchandise and services	134.9	135.6
Pre-construction	64.5	56.4
Bonds supporting preneed funeral and cemetery obligations	408.6	418.8
Bonds supporting preneed business permits	8.7	8.1
Other bonds	76.5	27.5
Total surety bonds outstanding	$ 493.8	$ 454.4

When selling preneed contracts, we may post surety bonds where allowed by state law. We post the surety bonds in lieu of trusting a certain amount of funds received from the customer. The amount of the bond posted is generally determined by the total amount of the preneed contract that would otherwise be required to be trusted, in accordance with applicable state law.

Surety bond premiums are paid annually and the bonds are automatically renewable until maturity of the underlying preneed contracts, unless we are given prior notice of cancellation.

Except for cemetery pre-construction bonds (which are irrevocable), the surety companies generally have the right to cancel the surety bonds at any time with appropriate notice. In the event a surety company were to cancel the surety bond, we are required to obtain replacement surety assurance from another surety company or fund a trust for an amount generally less than the posted bond amount. Management does not expect that we will be required to fund material future amounts related to these surety bonds due to a lack of surety capacity or surety company non-performance.

During the second quarter of 2025, we replaced our then-existing letters of credit under the Bank Credit Facility with a $46.0 million surety bond and a related indemnity obligation with a large insurance company, which is included in *Other bonds* in the table above.

Preneed Activities and Backlog of Contracts

In addition to selling our products and services to client families at the time of need, we enter into price-guaranteed preneed contracts, which provide for future funeral or cemetery merchandise and services. Because preneed funeral and cemetery merchandise or services will generally not be provided until sometime in the future, most states and provinces require that all or a portion of the funds collected from customers on preneed contracts be deposited into merchandise and service trusts until the merchandise is delivered or the service is performed. In certain situations, as described above, where permitted by state or provincial laws, we may post a surety bond as financial assurance for a certain amount of the preneed contract in lieu of placing funds into trust accounts. Alternatively, we may sell a life insurance or annuity policy from third-party insurance companies or use other non-insurance funded third-party providers.

Insurance- and Other Funded Preneed Contracts

Where permitted by state or provincial law, we may sell a life insurance or annuity policy from third-party insurance companies, for which we earn a commission as a general sales agent for the insurance company. These general agency commissions (GA revenue) are based on a percentage per contract sold and are recognized as funeral revenue when the insurance purchase transaction between the preneed purchaser and third-party insurance provider is completed. All selling costs incurred pursuant to the sale of insurance-funded preneed contracts are expensed as incurred. We do not reflect the unfulfilled insurance- and other funded preneed contract amounts in our Consolidated Balance Sheet. The proceeds of the life insurance policies or annuity contracts will be reflected in funeral revenue as we perform these funerals. In early July 2024, we finalized our agreement to change our preferred preneed insurance provider in the United States, which has allowed us to further utilize our scale and streamline our processes across our network. In addition, we have shifted our non-funeral home preneed sales production from trust to insurance-funded contracts.

The table below details our results of insurance-funded and other non-insurance funded third-party preneed production and maturities.

	Years Ended December 31,	
	2025	2024
	(Dollars in millions)	
Preneed insurance-funded:		
Sales production[1]	$ 816.9	$ 681.4
Sales production (number of contracts) [1]	160,342	115,853
General agency revenue	$ 292.1	$ 230.9
Maturities	$ 404.9	$ 380.1
Maturities (number of contracts)	65,452	62,138
Other non-insurance funded third-party:		
Sales production[1]	$ 41.5	$ 43.6
Sales production (number of contracts)[1]	4,249	4,581
Maturities	$ 30.7	$ 27.9
Maturities (number of contracts)	3,079	3,064

[1] Amounts are not included in our Consolidated Balance Sheet.

Trust-Funded Preneed Contracts

The funds collected from customers are deposited into trusts as required by state or provincial law. We retain any funds above the amounts required to be deposited into trust accounts and use them for working capital purposes, generally to offset the selling and administrative costs of our preneed programs. Although this represents cash flow to us, the associated revenues are deferred until the merchandise is delivered or services are performed (typically at maturity). The funds in trust are then invested by professional money managers with oversight by independent trustees in accordance with state and provincial laws. As discussed above in Insurance- and Other Funded Preneed Contracts, we have shifted our non-funeral home preneed sales production from trust to insurance-funded contracts.

The tables below detail our results of preneed production and maturities, excluding insurance contracts, for the years ended December 31, 2025 and 2024.

		Years Ended December 31,		
		2025		**2024**
		(Dollars in millions)		
Funeral:				
Preneed trust-funded (including bonded):				
Sales production	$	339.7	$	480.0
Sales production (number of contracts)		57,295		113,686
Maturities	$	403.6	$	378.0
Maturities (number of contracts)		84,699		84,373
Cemetery:				
Sales production:				
Preneed	$	1,421.0	$	1,356.3
Atneed		429.9		425.9
Total sales production	$	1,850.9	$	1,782.2
Sales production deferred to backlog:				
Preneed	$	713.9	$	636.7
Atneed		299.7		301.1
Total sales production deferred to backlog	$	1,013.6	$	937.8
Revenue recognized from backlog:				
Preneed	$	496.4	$	485.8
Atneed		303.0		304.5
Total revenue recognized from backlog	$	799.4	$	790.3

Backlog of Preneed Contracts

The following table reflects our backlog of trust-funded deferred preneed contract revenue, including amounts related to Deferred receipts held in trust at December 31, 2025 and 2024. Additionally, the table reflects our backlog of unfulfilled insurance-funded contracts and other non-insurance funded third-party contracts (which are not included in our Consolidated Balance Sheet) at December 31, 2025 and 2024. The backlog amounts presented include amounts due from customers for undelivered performance obligations on cancelable preneed contracts to arrive at our total backlog of deferred revenue. The table does not include the backlog associated with businesses that are held for sale.

The table also reflects our preneed receivables and trust investments associated with the backlog of deferred preneed contract revenue including the amounts due from customers for undelivered performance obligations on cancelable preneed contracts. The table below is meaningful because it sets forth the aggregate amount of future revenue we expect to recognize as a result of preneed sales, as well as the amount of funds associated with this revenue. Because the future revenue exceeds the assets, future revenue will exceed the cash distributions actually received from the associated trusts and future collections from the customer.

| | December 31, 2025 | | December 31, 2024 | |
	Fair Value	Cost	Fair Value	Cost
	(In billions)			
Deferred revenue, net	$ 1.78	$ 1.78	$ 1.76	$ 1.76
Amounts due from customers for unfulfilled performance obligations on cancelable preneed contracts	1.01	1.01	0.99	0.99
Deferred receipts held in trust	5.78	4.83	5.16	4.50
Allowance for cancellation on trust investments	(0.29)	(0.24)	(0.27)	(0.24)
Backlog of trust-funded deferred revenue, net of estimated allowance for cancellation	8.28	7.38	7.64	7.01
Backlog of insurance- and other funded deferred revenue [1]	8.73	8.73	8.37	8.37
Total backlog of deferred revenue	$ 17.01	$ 16.11	$ 16.01	$ 15.38
Preneed receivables, net and trust investments	$ 7.36	$ 6.41	$ 6.74	$ 6.08
Amounts due from customers for unfulfilled performance obligations on cancelable preneed contracts	1.01	1.01	0.99	0.99
Allowance for cancellation on trust investments	(0.29)	(0.24)	(0.27)	(0.24)
Assets associated with backlog of trust-funded deferred revenue, net of estimated allowance for cancellation	8.08	7.18	7.46	6.83
Policies associated with insurance- and other funded deferred revenue [1]	8.73	8.73	8.37	8.37
Total assets associated with backlog of preneed revenue	$ 16.81	$ 15.91	$ 15.83	$ 15.20

[1] Amounts are not included in our Consolidated Balance Sheet.

The fair value of our trust investments was based on a combination of quoted market prices, observable inputs such as interest rates or yield curves, and appraisals. As of December 31, 2025, the difference between the backlog and total assets at fair value represents $0.17 billion related to contracts for which we have posted surety bonds as financial assurance in lieu of trusting, $1.39 billion collected from customers that were not required to be deposited into trusts, and $0.20 billion in allowable cash distributions from trust assets partially offset by $1.56 billion in amounts due on delivered property and merchandise. As of December 31, 2025, the fair value of the total backlog comprised $5.04 billion related to cemetery contracts and $11.97 billion related to funeral contracts. As of December 31, 2025, the fair value of the assets associated with the backlog of trust-funded deferred revenue comprised $5.10 billion related to cemetery contracts and $2.98 billion related to funeral contracts. As of December 31, 2025, the backlog of insurance-funded contracts of $8.73 billion was equal to the proceeds we expect to receive from the associated insurance policies when the corresponding contract is serviced by one of our operating locations.

Trust Investments

In addition to selling our products and services to client families at the time of need, we enter into price-guaranteed preneed funeral and cemetery contracts, which provide for future funeral or cemetery merchandise and services. Since preneed funeral and cemetery merchandise or services will generally not be provided until sometime in the future, most states and provinces require that all or a portion of the funds collected from customers on preneed funeral and cemetery contracts be paid into trusts and/or escrow accounts until the merchandise is delivered or the service is performed. Investment earnings associated with the trust investments are expected to mitigate the inflationary costs of providing the preneed funeral and cemetery merchandise and services in the future at the prices that were guaranteed at the time of sale. Also, we are required by state and provincial law to pay a portion of the proceeds from the preneed or atneed sale of cemetery property interment rights into perpetual care trusts. For these investments, the original corpus generally remains in the trust in perpetuity and the earnings or elected distributions are withdrawn as allowed to defray the expenses to maintain the cemetery property. While many states require that net capital gains or losses be retained and added to the corpus, certain states allow the net realized capital gains and losses to be included in the earnings that are distributed. Additionally, some states allow a total return distribution that may contain elements of income, capital appreciation, and principal.

Independent trustees manage and invest the majority of the funds deposited into the funeral and cemetery merchandise and service trusts as well as the cemetery perpetual care trusts. The majority of the trustees are selected based on their respective geographic footprint and qualifications per state and provincial regulations. These trustees, with input from SCI's wholly-owned registered investment advisor, establish an investment policy that serves as an operating document to guide the investment activities of the trusts including asset allocation and manager selection. The investments are also governed by state and provincial guidelines. All of the trusts are intended to control risk and volatility through a combination of asset classes, investment styles, and a diverse mix of investment managers.

Asset allocation is based on the liability structure of each funeral, cemetery, and perpetual care trust. Based on the various criteria set forth in the investment policy, the investment advisor recommends investment managers to the trustees. The primary investment objectives for the funeral and cemetery merchandise and service trusts include 1) preserving capital within acceptable levels of volatility and risk and 2) achieving growth of principal over time sufficient to preserve and increase the purchasing power of the assets. Preneed funeral and cemetery contracts generally take several years to mature; therefore, the funds associated with these contracts are often invested through several market cycles.

Where allowed by state and provincial regulations, the cemetery perpetual care trusts' primary investment objectives are growth-oriented to provide for a fixed distribution rate from the trusts' assets. Where such distributions are limited to ordinary income, the cemetery perpetual care trusts' investment objectives emphasize providing a steady stream of current investment income with some capital appreciation. Both types of distributions are used to provide for the current and future maintenance and beautification of the cemetery properties.

As of December 31, 2025, approximately 95% of our trusts were under the control and custody of five large financial institutions. The U.S. trustees primarily use four managed limited liability companies (LLCs), one for each merchandise and service trust type and two for the cemetery perpetual care trust type, each with an independent trustee as custodian. Each financial institution acting as trustee manages its allocation of trust assets in accordance with the investment policy through the purchase of the appropriate LLCs' units. For those accounts not eligible for participation in the LLCs or where a particular state's regulations contain other investment restrictions, the trustee utilizes institutional mutual funds that comply with our investment policy or with such state restrictions. The U.S. trusts include a modest allocation to alternative investments. These alternative investments are held in vehicles structured as LLCs and are managed by certain trustees. The trusts that are eligible to allocate a portion of their investments to alternative investments purchase units of the respective alternative investment LLCs.

Investment Structures

The managed LLCs use the following structures for investments:

Commingled funds allow the trusts to access, at a reduced cost, some of the same investment managers and strategies used elsewhere in the portfolios.

Separately managed accounts are trusts that utilize separately managed accounts, where appropriate, to reduce the costs to the investment portfolios.

Mutual funds employ institutional share class mutual funds where operationally or economically efficient. These mutual funds are utilized to invest in various asset classes including U.S. equities, non-U.S. equities, corporate bonds, government bonds, high yield bonds, and commodities, all of which are governed by guidelines outlined in their individual prospectuses.

Asset Classes

Equity investments have historically provided long-term capital appreciation in excess of inflation. The trusts have direct investments in individual equity securities primarily in domestic equity portfolios that include large, mid, and small capitalization companies of different investment styles (i.e., growth and value). The majority of the equity allocation is managed by institutional investment managers that specialize in an objective-specific area of expertise. Our equity securities are exposed to market risk; however, we believe these securities are well-diversified. As of December 31, 2025, the largest single equity position represented approximately 1% of the total securities portfolio.

Fixed income investments are intended to preserve principal, provide a source of current income, and reduce overall portfolio volatility. The majority of the fixed income allocation for the trusts is invested in institutional share class mutual funds. Where the trusts have direct investments in individual fixed income securities, these are primarily in government and corporate instruments.

Canadian government fixed income securities are investments in Canadian federal and provincial government instruments. In many cases, regulatory restrictions mandate that the funds from the sales of preneed funeral and cemetery contracts sold in certain Canadian jurisdictions must be invested in these instruments.

Alternative investments serve to provide high rates of return with reduced volatility and lower correlation to publicly-traded securities. These investments are typically longer term in duration and are diversified by strategy, sector, manager, geography, and vintage year. The investments consist of numerous limited partnerships invested in private equity, private market real estate, energy and natural resources, infrastructure, transportation, and private debt including both distressed debt and mezzanine financing. The trustees that have oversight of their respective alternative LLCs work closely with the investment advisor in making all investment decisions.

Trust Performance

During the year ended December 31, 2025, the Standard and Poor's 500 Index increased 17.9% and the Bloomberg's US Aggregate Bond Index increased 7.3%. This compares to the SCI trusts that increased 15.1% during the same year-end period, which exceeded our internal custom benchmarks. The SCI trusts have a diversified allocation of approximately 60% equities, 26% fixed income securities, 10% alternative and other investments with the remaining 4% in money market funds.

Recognized trust fund income (realized and unrealized) related to our preneed trust investments was $202.2 million and $185.7 million for the years ended December 31, 2025 and 2024, respectively. Recognized trust fund income (realized and unrealized) related to our cemetery perpetual care trust investments was $111.1 million and $96.4 million for the years ended December 31, 2025 and 2024, respectively.

SCI, the trustees, and the investment advisor monitor the capital markets and the trusts on an on-going basis. The trustees, with input from the investment advisor, take prudent action as needed to achieve the investment goals and objectives of the trusts.

Results of Operations — Years Ended December 31, 2025 and 2024

Management Summary

In 2025, we reported consolidated net income attributable to common stockholders of $542.6 million ($3.80 per diluted share) compared to net income attributable to common stockholders in 2024 of $518.6 million ($3.53 per diluted share). These results were impacted by certain significant items including:

	Years Ended December 31,	
	2025	2024
	(In millions)	
Pre-tax gain (loss) on divestitures and impairment charges, net	$ 6.2	$ (12.5)
Pre-tax loss on early extinguishment of debt, net	$ (0.5)	$ —
Pre-tax estimate of (growth) reduction in legal reserve [1]	$ (6.4)	$ 20.3
Pre-tax estimate of restructuring charge	$ (2.0)	$ (11.5)
Tax effect from significant items	$ 0.4	$ 0.4
Change in uncertain tax reserves and other [2]	$ (3.9)	$ 4.0

[1]   *Corporate general and administrative expenses* in the fourth quarter of 2024, includes a reduction of our California legal reserve of $20.3 million as the primary claims period expired

[2]   See Note 5 in Part II, Item 8. Financial Statements and Supplementary Data, for additional information related to change in uncertain tax reserves and other.

In addition to the above items, the increase over the prior year is due to higher funeral gross profit driven by an increase in funeral average revenue per service and higher cemetery gross profit. Additionally, the higher tax rate was partially offset by lower interest expense and a lower share count.

Funeral Results

	Years Ended December 31,	
	2025	**2024**
	(Dollars in millions, except average revenue per service)	
Consolidated funeral revenue	$ 2,405.5	$ 2,324.2
Less: revenue associated with acquisitions/new construction	62.7	17.3
Less: revenue associated with divestitures	2.8	7.1
Comparable[1] funeral revenue	2,340.0	2,299.8
Less: non-funeral home preneed sales revenue	92.2	103.8
Less: core general agency and other revenue	223.2	212.1
Adjusted comparable funeral revenue	$ 2,024.6	$ 1,983.9
Comparable services performed	347,696	350,607
Comparable average revenue per service[2]	$ 5,823	$ 5,658
Consolidated funeral gross profit	495.8	465.3
Less: gross profit associated with acquisitions/new construction	9.3	1.7
Less: gross loss associated with divestitures	(2.3)	(2.6)
Comparable[1] funeral gross profit	$ 488.8	$ 466.2

[1] We define comparable (or same store) operations as those funeral locations owned by us for the entire period beginning January 1, 2024 and ending December 31, 2025.

[2] We calculate comparable average revenue per service by dividing comparable funeral revenue, excluding general agency revenue, non-funeral home preneed sales revenue, and other revenue to avoid distorting our average of normal funeral services revenue, by the comparable number of funeral services performed during the period.

Funeral Revenue

Consolidated revenue from funeral operations was $2,405.5 million for the year ended December 31, 2025, compared to $2,324.2 million in 2024. This $81.3 million, or 3.5%, increase in revenue is primarily attributable to a $45.4 million increase in revenue contributed by newly constructed and acquired properties, and a $40.2 million increase in comparable funeral revenue.

Comparable revenue from funeral operations was $2,340.0 million for the year ended December 31, 2025 compared to $2,299.8 million in 2024. The $40.2 million, or 1.7%, increase was due to a $40.7 million increase in adjusted comparable funeral revenue and a $11.1 million increase in core general agency and other revenue, partially offset by a $11.6 million decrease in non-funeral home preneed sales revenue.

Adjusted comparable funeral revenue increased $40.7 million, or 2.1%, primarily due to a 2.9% growth in total average revenue per service, partially offset by a 0.8% decrease in total services performed. Our total comparable cremation rate increased 50 basis points over prior year to 64.4%.

Core general agency and other revenue increased $11.1 million, primarily due to growth in general agency revenue from higher commission rates as a result of the change in our preferred preneed insurance provider in mid-2024.

Non-funeral home preneed sales revenue decreased $11.6 million primarily due to an operational shift to defer the delivery of urns on preneed contracts to the time of need. This decrease is partially offset by an increase in general agency revenue as we shifted more production from trust to insurance-funded contracts.

Funeral Gross Profit

Consolidated funeral gross profit increased $30.5 million, or 6.6%, in 2025 compared to 2024. This increase is primarily attributable to a $22.6 million, or 4.8%, increase in comparable funeral gross profit and a $7.6 million increase in gross profit contributed by acquired and newly constructed properties. Comparable funeral gross profit increased $22.6 million to $488.8 million and the comparable gross profit percentage increased 60 basis points from 20.3% to 20.9%. This increase in gross profit is due to the higher revenue mentioned above and effectively managing fixed costs, partially offset by a $13.0 million increase in selling compensation costs. Higher selling compensation costs resulted primarily from a $121.2 million increase in funeral preneed insurance sales production coupled with an operational shift from variable to fixed compensation for core preneed funeral sales counselors. Fixed selling compensation is expensed as incurred.

Cemetery Results

		Years Ended December 31,		
		2025		2024
		(In millions)		
Consolidated cemetery revenue	$	1,903.7	$	1,862.2
Less: revenue associated with acquisitions/new construction		13.7		2.1
Less: revenue associated with divestitures		0.1		(0.1)
Comparable[1] cemetery revenue	$	1,889.9	$	1,860.2
Consolidated cemetery gross profit	$	644.3	$	625.4
Less: gross profit (loss) associated with acquisitions/new construction		6.1		0.6
Less: gross (loss) profit associated with divestitures		0.1		(0.2)
Comparable[1] cemetery gross profit	$	638.1	$	625.0

[1] We define comparable (or same store) operations as those cemetery locations owned by us for the entire period beginning January 1, 2024 and ending December 31, 2025.

Cemetery Revenue

Consolidated revenue from our cemetery operations increased $41.5 million, or 2.2%, in 2025 compared to 2024 primarily due to a $29.7 million, or 1.6%, increase in comparable cemetery revenue and a $11.6 million increase in revenue contributed by acquired and newly constructed properties.

The $29.7 million increase in comparable cemetery revenue was primarily attributable to a $14.6 million increase in comparable cemetery core revenue. This increase was primarily a result of a $12.7 million increase in recognized preneed revenue, which benefited from growth in comparable preneed sales production and higher trust fund income. Additionally, comparable other revenue increased $15.0 million, primarily from higher endowment care trust fund income.

Cemetery Gross Profit

Consolidated cemetery gross profit increased $18.9 million, or 3.0%, in 2025 compared to 2024. This increase is primarily attributable to a $13.1 million increase in comparable cemetery gross profit and a $5.5 million increase in gross profit contributed by acquired and newly constructed properties. Comparable cemetery gross profit increased $13.1 million to $638.1 million, and the gross profit percentage increased 20 basis points from 33.6% to 33.8% primarily due to the higher revenue mentioned above coupled with effective cost management, partially offset by higher selling compensation on higher sales production.

Other Financial Statement Items

Corporate General and Administrative Expenses

Corporate general and administrative expenses were $166.2 million in 2025 compared to $139.0 million in 2024. In the prior year, we recognized a $20.3 million reduction in our California legal reserve. Additionally, we recognized a $6.4 million settlement of certain legal matters in the current year. Adjusting for the $26.7 million in legal matters, corporate general and administrative expenses increased $0.5 million.

Gain and Loss on Divestitures and Impairment Charges, Net

We recognized a $6.2 million net pre-tax gain and a $12.5 million net pre-tax loss on asset divestitures and impairments in 2025 and 2024, respectively, which includes the net impact from the sale of non-essential real estate and businesses as well as impairment of long-lived assets and intangibles.

Interest Expense

Interest expense decreased $2.4 million to $255.4 million in 2025 primarily due to lower interest rates on our floating rate debt partially offset by higher average debt balances outstanding.

Provision for Income Taxes

The 2025 consolidated effective tax rate was 25.6%, compared to 23.2% in 2024. The increase in the effective tax rate in 2025 was primarily due to a decrease in excess tax benefits recognized on the settlement of employee share-based awards. The effective tax rate for the year ended December 31, 2025 was higher than the federal statutory tax rate of 21% primarily due to state and foreign income taxes.

Critical Accounting Policies, Recent Accounting Pronouncements, and Accounting Changes

Our consolidated financial statements are impacted by the accounting policies used and the estimates and assumptions made by management during their preparation. See Note 2 in Part II, Item 8. Financial Statements and Supplementary Data, for more information. Estimates and assumptions affect the carrying values of assets and liabilities and disclosures of contingent assets and liabilities at the balance sheet date. Actual results could differ from such estimates due to uncertainties associated with the methods and assumptions underlying our critical accounting measurements. The following is a discussion of our critical accounting policies pertaining to revenue recognition, valuation of goodwill, valuation of intangible assets, fair value measurements, and the use of estimates.

Revenue Recognition

Revenue is recognized when control of the merchandise or services is transferred to the customer. Our performance obligations include the delivery of funeral and cemetery merchandise and services and cemetery property interment rights. Control transfers when merchandise is delivered or services are performed. For cemetery property interment rights, control transfers to the customer when the property is developed and the interment right has been sold and can no longer be marketed or sold to another customer.

On our atneed contracts, we generally deliver the merchandise and perform the services at the time of need. Personalized marker merchandise and marker installation services sold on atneed contracts are recognized when control is transferred to the customer, generally when the marker is delivered and installed in the cemetery.

We also sell price-guaranteed preneed contracts through various programs providing for future merchandise and services at prices prevailing when the agreements are signed. Revenue associated with sales of preneed contracts is deferred until control of the merchandise or the services is transferred to the customer, which is upon delivery of the merchandise or as services are performed, generally at the time of need. On certain preneed contracts, we historically sold memorialization merchandise, which consists of urns and urn-related products, that we delivered to the customer at the time of sale. In 2024, we began a transition and operational shift to defer the delivery of urns on preneed contracts to the time of need. Revenue is recognized at the time of delivery as control of the memorialization merchandise is transferred to the customer.

For personalized marker merchandise sold on a preneed contract, we will:

- purchase the merchandise from vendors,

- personalize such merchandise in accordance with the customer's specific written instructions,

- either store the merchandise at a third-party bonded storage facility or install the merchandise, based on the customer's instructions, and

- transfer title to the customer.

We recognize revenue and record the cost of sales when control of the merchandise is transferred, which occurs upon delivery to the third-party storage facility or installation of the merchandise at the cemetery.

Pursuant to state or provincial law, all or a portion of the proceeds from funeral and cemetery merchandise or services sold on a preneed basis may be required to be paid into trust funds. We defer investment earnings related to these merchandise and service trusts until the associated merchandise is delivered or services are performed. Fees charged by our wholly-owned registered investment advisor are also included in revenue in the period in which they are earned.

A portion of the proceeds from the sale of cemetery property interment rights is required by state or provincial law to be paid by us into perpetual care trust funds to maintain the cemetery. This portion of the proceeds is not recognized as revenue. Investment earnings from these trusts are distributed to us regularly and recognized in current cemetery revenue.

For more information related to revenue, see Notes 2, 3, and 13 in Part II, Item 8. Financial Statements and Supplementary Data.

Valuation of Goodwill

We record the excess of purchase price over the fair value of identifiable net assets acquired in business combinations as goodwill. Goodwill is tested annually during the fourth quarter for impairment by assessing the fair value of each of our reporting units.

Our goodwill impairment test involves estimates and management judgment. In order to perform our goodwill impairment test, we perform either a qualitative or quantitative assessment. If we choose to perform a qualitative assessment, we evaluate economic, industry and company-specific factors in assessing the fair value of the related reporting unit. If we determine that it is more likely than not that the fair value of the reporting unit is less that its carrying value, a quantitative test is the performed. For those reporting units tested using a quantitative approach, we compare the fair value of a reporting unit to its carrying amount, including goodwill. We determine fair value of each reporting unit using an income approach. The income approach, which is a discounted cash flow method, uses projections of future cash flows and includes assumptions concerning future operating performance and economic conditions that may differ from actual future cash flows. We do not record an impairment of goodwill in instances where the fair value of a reporting unit exceeds its carrying amount. If the aggregate fair value is less than the related carrying amount for a reporting unit, we compare the implied fair value of goodwill to the carrying amount of goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

For more information related to goodwill, see Notes 2 and 4 in Part II, Item 8. Financial Statements and Supplementary Data.

Valuation of Intangible Assets

Our intangible assets include covenants-not-to-compete, customer relationships, trademarks and tradenames, and other intangible assets primarily resulting from acquisitions. Certain of our trademark and tradenames and other intangible assets are considered to have an indefinite life and are not subject to amortization. We test for impairment of intangible assets annually during the fourth quarter.

Our intangible asset impairment tests involve estimates and management judgment. For trademark and tradenames, our test uses the relief from royalty method whereby we determine the fair value of the assets by discounting the cash flows that represent a savings over having to pay a royalty fee for use of the trademark and tradenames. The discounted cash flow valuation uses projections of future cash flows and includes assumptions concerning future operating performance and economic conditions that may differ from actual future cash flows.

For more information related to intangible assets, see Notes 2 and 4 in Part II, Item 8. Financial Statements and Supplementary Data.

Fair Value Measurements

We measure the securities held by our funeral merchandise and service, cemetery merchandise and service, and cemetery perpetual care trusts at fair value on a recurring basis. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We utilize a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

- Where quoted prices are available in an active market, securities held by the trusts are classified as Level 1 investments.

- Where quoted market prices are not available for the specific security, fair values are estimated by using either quoted prices of securities with similar characteristics or an income approach fair value model with observable inputs that include a combination of interest rates, yield curves, credit risks, prepayment speeds, ratings, and tax-exempt status. These securities are classified as Level 2 investments.

- The valuation of other investments requires management judgment due to the absence of quoted market prices, inherent lack of liquidity, and the long-term nature of such assets. These securities are classified as Level 3 investments.

Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Certain securities held by our funeral merchandise and service, cemetery merchandise and service, and cemetery perpetual care trusts have been classified as Level 3 of the hierarchy due to the significant management judgment required because of the absence of quoted market prices, inherent lack of liquidity, or the long-term nature of the securities. For more information related to our fair value measurements, see Notes 2, 3, and 7 in Part II, Item 8. Financial Statements and Supplementary Data.

Use of Estimates

The preparation of financial statements in conformity with Generally Accepted Accounting Principles in the United States (GAAP) requires management to make certain estimates and assumptions. These estimates and assumptions affect the carrying values of assets and liabilities and disclosures of contingent assets and liabilities at the balance sheet date. Actual results could differ from such estimates due to uncertainties associated with the methods and assumptions underlying our critical accounting measurements. Critical estimates used by management include:

Reserves and Allowances

We provide reserves for credit losses on our receivables. These reserves are based on an analysis of historical trends of collection activity adjusted for current conditions and forecasts. We also record an estimate of general agency revenue that may be canceled in its first year and revenue would be charged back by the insurance company. These estimates are impacted by a number of factors, including changes in the economy and demographic or competitive changes in our areas of operation.

Valuation of Trust Investments

When available, we use quoted market prices for specific securities. When quoted market prices are not available for the specific security, fair values are estimated by using either quoted market prices for securities with similar characteristics or a fair value model with observable inputs that include a combination of interest rates, yield curves, credit risks, prepayment terms, rating, and tax exempt status. The valuation of certain investments requires significant management judgment due to the absence of quoted market prices, inherent lack of liquidity, and the long-term nature of such assets.

Legal Liability Reserves

Contingent liabilities, principally for legal matters, are recorded when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Liabilities accrued for legal matters require judgments regarding projected outcomes and a range of loss based on historical experience and recommendations of legal counsel. However, litigation is inherently unpredictable and excessive verdicts do occur. As disclosed in Note 9 in Part II, Item 8. Financial Statements and Supplementary Data, our legal exposures and the ultimate outcome of these legal proceedings could be material to operating results or cash flows in any given quarter or year.

Income Taxes

We compute income taxes using the liability method. Our ability to realize the benefit of our deferred tax assets requires us to achieve certain future earnings levels. We have established a valuation allowance against a portion of our deferred tax assets in certain jurisdictions, and we could be required to further adjust that valuation allowance in the near term if market conditions change materially and future earnings are, or are projected to be, significantly different than our current estimates. An increase in the valuation allowance would result in additional income tax expense in such period.

As of December 31, 2025, foreign withholding taxes have not been provided on the estimated $306.5 million of undistributed earnings and profits ("E&P") of our foreign subsidiaries as we intend to permanently reinvest these foreign E&P in the respective businesses outside the United States. However, if we were to repatriate such foreign E&P, the foreign withholding tax liability is estimated to be $15.8 million. Additionally, if we were to repatriate E&P in excess of our previously taxed income under the Tax Cuts and Jobs Act of 2017, such excess repatriation may cause us to incur an additional U.S. federal income tax of approximately $7.7 million related to our hybrid debt structure between Canada and the United States that was eliminated in 2022.

We file income tax returns, including tax returns for our subsidiaries, with federal, state, local, and foreign jurisdictions. We consider the United States to be our most significant jurisdiction; however, all tax returns are subject to routine compliance review by the taxing authorities in the jurisdictions in which we file tax returns in the ordinary course of business.

The federal statutes of limitations have expired for all tax years prior to 2022. Our 2022 federal income tax return is currently under audit by the IRS. Various state and foreign jurisdictions are auditing years 2020 through 2023. The outcome of each of these audits cannot be predicted at this time.

Insurance Loss Reserves

We purchase comprehensive general liability, morticians and cemetery professional liability, automobile liability, and workers' compensation insurance coverages structured with high deductibles. This high-deductible insurance program means we are primarily self-insured for claims and associated costs and losses covered by these policies. Historical insurance industry experience indicates a high degree of inherent variability in assessing the ultimate amount of losses associated with casualty insurance claims. This is especially true with respect to liability and workers' compensation exposures due to the extended period of time that transpires between the time claim occurs and the full settlement of such claim, which may be many years. We continually evaluate loss estimates associated with claims and losses related to these insurance coverages falling within the deductible of each coverage. Assumptions based on factors such as claim settlement patterns, claim development trends, claim frequency, severity patterns, inflationary trends, and data reasonableness will generally affect the analysis and determination of the "best estimate" of the projected ultimate claim losses. The results of these evaluations are used to both analyze and adjust our insurance loss reserves. As of December 31, 2025, insurance loss reserves were $108.4 million.

Recent Accounting Pronouncements and Accounting Changes

For discussion of recent accounting pronouncements and accounting changes, see Note 2 in Part II, Item 8. Financial Statements and Supplementary Data.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The market risk inherent in our financial instruments and positions includes the price risk associated with the marketable equity and debt securities included in our portfolio of trust investments, the interest rate risk associated with our floating rate debt, and the currency risk associated with our Canadian operations. Our exposure to market risk as discussed below includes forward-looking statements and represents an estimate of possible changes in fair value or future earnings that might occur, assuming hypothetical changes in equity markets, interest rates, and currencies. Our views on market risk are not necessarily indicative of actual results that may occur, and they do not represent the maximum possible gains or losses that may occur. Actual fair value movements related to changes in equity markets, interest rates, and currencies, along with the timing of such movements, may differ from those estimated.

Marketable Equity and Debt Securities — Price Risk

In connection with our preneed funeral operations and preneed cemetery merchandise and service sales, the related funeral and cemetery trust funds own investments in equity and debt securities and mutual funds, which are sensitive to current market prices.

Cost and market values as of December 31, 2025 are presented in Note 3 in Part II, Item 8, Financial Statements and Supplementary Data. Also see "Trust Investments" in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, Financial Conditions, Liquidity, and Capital Resources, for discussion of trust investments.

Market-Rate Sensitive Instruments — Interest Rate Risk

At December 31, 2025 and 2024, approximately 79% and 84%, respectively, of our total debt consisted of fixed rate debt at a weighted average rate of 4.67% and 4.64%, respectively. A hypothetical increase in interest rates by 10% of the rates associated with our floating rate debt would increase our interest expense by $5.9 million. See Notes 6 and 7 in Part II, Item 8. Financial Statements and Supplementary Data, for additional information.

Market-Rate Sensitive Instruments — Currency Risk

At December 31, 2025 and 2024, our foreign currency exposure was primarily associated with the Canadian dollar. At December 31, 2025, approximately 7% of our stockholders' equity and debt and 6% of our operating income was denominated in the Canadian dollar. Approximately 6% of our stockholders' equity and debt and 6% of our operating income was denominated in the Canadian dollar at December 31, 2024. We do not have any investments in foreign operations considered to be in highly inflationary economies.

Item 8. Financial Statements and Supplementary Data

Index to Financial Statements and Related Schedule

All other schedules have been omitted because the required information is not applicable or is not present in amounts sufficient to require submission or because the information required is included in the consolidated financial statements or the related notes thereto.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Service Corporation International

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of Service Corporation International and its subsidiaries (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of operations, of comprehensive income, of equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes and financial statement schedule listed in the accompanying index (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition – Funeral and Cemetery Merchandise and Services and Cemetery Property Interment Rights

As described in Note 2 to the consolidated financial statements, for the year ended December 31, 2025, the Company earned $4.3 billion in consolidated revenue, of which the majority was derived from the delivery of funeral and cemetery merchandise and services, as well as cemetery property interment rights. Revenue is recognized when control of the merchandise or services is transferred to the customer. Control transfers when merchandise is delivered or services are performed. For cemetery property interment rights, control transfers to the customer when the property is developed and the interment right has been sold and can no longer be marketed or sold to another customer. Total consideration received for contracts with customers represents the stated amount of the contract excluding any amounts collected on behalf of third parties. The total consideration received for contracts with customers is allocated to each performance obligation based on relative selling price. Relative selling prices are determined by the amount the Company sells the performance obligation for on a stand-alone basis or their best estimate of the amount they would sell it for based on an adjusted market assessment approach that is consistent with their historical pricing practices.

The principal consideration for our determination that performing procedures relating to revenue recognition is a critical audit matter is a high degree of auditor effort in performing procedures related the Company's revenue recognition.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to Company's funeral and cemetery merchandise and services and cemetery property interment rights. These procedures also included, among others, (i) testing, on a sample basis, revenue recognized by obtaining and inspecting source documents, such as contracts, proof of control transfer, and where applicable, cash receipts; (ii) testing, on a sample basis, cemetery property interment rights revenue transactions recorded near year end to evaluate whether they were recorded in the appropriate period; and (iii) testing the completeness of the contract listing provided by management.

/s/ PricewaterhouseCoopers LLP

Houston, Texas

February 12, 2026

We have served as the Company's auditor since 1993.

Service Corporation International
Consolidated Statement of Operations

	Years Ended December 31,		
	2025	**2024**	**2023**
	(In thousands, except per share amounts)		
Revenue			
Property and merchandise revenue	$ 2,080,099	$ 2,108,009	$ 2,124,600
Service revenue	1,807,065	1,731,899	1,683,417
Other revenue	422,070	346,471	291,761
Total revenue	4,309,234	4,186,379	4,099,778
Costs of revenue			
Cost of property and merchandise	(1,086,411)	(1,074,412)	(1,075,041)
Cost of service	(974,925)	(940,119)	(912,346)
Overhead and other expenses	(1,107,824)	(1,081,191)	(1,020,584)
Costs of revenue	(3,169,160)	(3,095,722)	(3,007,971)
Gross profit	1,140,074	1,090,657	1,091,807
Corporate general and administrative expenses	(166,158)	(139,019)	(157,368)
Restructuring charge	(1,980)	(11,470)	—
Gains (loss) on divestitures and impairment charges, net	6,151	(12,488)	9,816
Operating income	978,087	927,680	944,255
Interest expense	(255,372)	(257,771)	(239,447)
Losses on early extinguishment of debt, net	(523)	(25)	(1,114)
Other income, net	7,591	5,534	4,912
Income before income taxes	729,783	675,418	708,606
Provision for income taxes	(186,938)	(156,665)	(170,945)
Net income	542,845	518,753	537,661
Net income attributable to noncontrolling interests	(231)	(105)	(344)
Net income attributable to common stockholders	$ 542,614	$ 518,648	$ 537,317
Basic earnings per share:			
Net income attributable to common stockholders	$ 3.83	$ 3.57	$ 3.57
Basic weighted average number of shares	141,603	145,271	150,565
Diluted earnings per share:			
Net income attributable to common stockholders	$ 3.80	$ 3.53	$ 3.53
Diluted weighted average number of shares	142,689	146,782	152,351

(See notes to consolidated financial statements)

Service Corporation International
Consolidated Statement of Comprehensive Income

	Years Ended December 31,		
	2025	2024	2023
	(In thousands)		
Net income	$ 542,845	$ 518,753	$ 537,661
Other comprehensive income:			
Foreign currency translation adjustments	19,648	(32,121)	8,353
Total comprehensive income	562,493	486,632	546,014
Total comprehensive income attributable to noncontrolling interests	(233)	(96)	(344)
Total comprehensive income attributable to common stockholders	$ 562,260	$ 486,536	$ 545,670

(See notes to consolidated financial statements)

Service Corporation International
Consolidated Balance Sheet

	December 31,	
	2025	**2024**
	(In thousands, except share amounts)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 243,581	$ 218,766
Receivables, net of reserves of $3,944 and $4,040, respectively	100,415	94,341
Inventories	35,246	33,318
Other	32,551	30,905
Total current assets	411,793	377,330
Preneed receivables, net of reserves of $34,680 and $35,857, respectively, and trust investments	7,360,793	6,739,332
Cemetery property	2,201,967	2,129,404
Property and equipment, net	2,751,761	2,581,069
Goodwill	2,169,055	2,081,015
Deferred charges and other assets, net of reserves of $2,460 and $2,367, respectively	1,360,530	1,317,256
Cemetery perpetual care trust investments	2,398,613	2,154,032
Total assets	$ 18,654,512	$ 17,379,438
LIABILITIES & EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 685,156	$ 639,274
Current maturities of long-term debt	56,847	83,850
Income taxes payable	3,701	715
Total current liabilities	745,704	723,839
Long-term debt	5,082,970	4,751,448
Deferred revenue, net	1,779,266	1,755,170
Deferred tax liability	691,033	649,195
Other liabilities	550,793	513,480
Deferred receipts held in trust	5,784,398	5,162,525
Care trusts' corpus	2,381,507	2,145,112
Commitments and contingencies (Note 9)		
Equity:		
Common stock, $1 per share par value, 500,000,000 shares authorized, 141,957,004 and 146,668,589 shares issued, respectively, and 139,678,199 and 144,694,887 shares outstanding, respectively	139,678	144,695
Capital in excess of par value	987,210	986,830
Retained earnings	498,958	553,701
Accumulated other comprehensive income (loss)	12,425	(7,221)
Total common stockholders' equity	1,638,271	1,678,005
Noncontrolling interests	570	664
Total equity	1,638,841	1,678,669
Total liabilities and equity	$ 18,654,512	$ 17,379,438

(See notes to consolidated financial statements)

Service Corporation International
Consolidated Statement of Cash Flows

	Years Ended December 31,		
	2025	**2024**	**2023**
	(In thousands)		
Cash flows from operating activities:			
Net income	$ 542,845	$ 518,753	$ 537,661
Adjustments to reconcile net income to net cash provided by operating activities:			
Loss on early extinguishment of debt, net	523	25	1,114
Depreciation and amortization	219,654	208,211	191,272
Amortization of intangibles	16,370	17,222	18,736
Amortization of cemetery property	104,262	102,510	101,234
Amortization of loan costs	8,823	7,527	6,871
Provision for expected credit losses	8,894	11,542	11,245
Provision for deferred income taxes	41,017	7,541	191,516
(Gain) loss on divestitures and impairment charges, net	(6,151)	12,488	(9,816)
Share-based compensation	17,633	18,783	17,043
Change in assets and liabilities, net of effects from acquisitions and divestitures:			
Increase in receivables	(9,723)	(1,481)	(3,810)
(Increase) decrease in other assets	(31,727)	65,043	(131,581)
Increase (decrease) in payables and other liabilities	12,434	21,100	(11,296)
Effect of preneed sales production and maturities:			
Increase in preneed receivables, net and trust investments	(49,351)	(134,986)	(178,642)
Increase in deferred revenue, net	30,220	59,189	157,656
Increase (decrease) in deferred receipts held in trust	37,075	31,445	(30,160)
Net cash provided by operating activities	942,798	944,912	869,043
Cash flows from investing activities:			
Capital expenditures	(388,553)	(373,659)	(361,793)
Business acquisitions, net of cash acquired	(101,291)	(181,210)	(72,535)
Real estate acquisitions	(18,504)	(62,061)	(56,409)
Corporate headquarters	(69,898)	(15,448)	—
Proceeds from divestitures and sales of property and equipment	30,405	24,403	25,888
Payments for Company-owned life insurance policies	(229)	(3,024)	(8,058)
Proceeds from Company-owned life insurance policies	11,433	3,914	10,119
Other investing activities	(11,647)	(13,864)	(6,598)
Net cash used in investing activities	(548,284)	(620,949)	(469,386)
Cash flows from financing activities:			
Proceeds from issuance of long-term debt	1,060,890	1,451,137	957,433
Debt issuance costs	(5,424)	(15,390)	(7,471)
Scheduled payments of debt	(21,233)	(24,447)	(22,230)
Early payments of debt	(804,600)	(1,315,524)	(580,973)
Principal payments on finance leases	(38,321)	(36,840)	(34,482)
Proceeds from exercise of stock options	29,401	56,683	24,181
Proceeds from corporate headquarters debt facility	54,766	—	—
Purchase of Company common stock	(461,015)	(253,733)	(544,844)
Payments of dividends	(183,571)	(174,282)	(167,983)
Bank overdrafts and other	(5,619)	(7,245)	(4,773)
Net cash used in financing activities	(374,726)	(319,641)	(381,142)
Effect of foreign currency	5,281	(7,684)	1,722
Net increase (decrease) in cash, cash equivalents, and restricted cash	25,069	(3,362)	20,237
Cash, cash equivalents, and restricted cash at beginning of period	221,399	224,761	204,524
Cash, cash equivalents, and restricted cash at end of period	$ 246,468	$ 221,399	$ 224,761

(See notes to consolidated financial statements)

Service Corporation International
Consolidated Statement of Equity

(In thousands, except per share amounts)

	Common Stock	Treasury Stock, Par Value	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income	Noncontrolling Interest	Total
Balance at December 31, 2022	$ 156,089	$ (2,149)	$ 958,329	$ 544,384	$ 16,538	$ 232	$ 1,673,423
Comprehensive income	—	—	—	537,317	8,353	344	546,014
Dividends declared on common stock ($1.02 per share)	—	—	—	(167,983)	—	—	(167,983)
Share-based compensation earned	24	—	17,019	—	—	—	17,043
Stock option exercises	927	—	23,254	—	—	—	24,181
Restricted stock awards, net of forfeitures	132	1	(133)	—	—	—	—
Purchase of Company common stock	—	(8,701)	(59,603)	(481,264)	—	—	(549,568)
Noncontrolling interest payments	—	—	—	—	—	(367)	(367)
Retirement of treasury shares	(8,874)	8,874	—	—	—	—	—
Other	—	—	(1,270)	—	—	—	(1,270)
Balance at December 31, 2023	$ 148,298	$ (1,975)	$ 937,596	$ 432,454	$ 24,891	$ 209	$ 1,541,473
Comprehensive income	—	—	—	518,648	(32,112)	96	486,632
Dividends declared on common stock ($1.12 per share)	—	—	—	(174,282)	—	—	(174,282)
Share-based compensation earned	25	—	18,758	—	—	—	18,783
Stock option exercises	1,646	—	55,037	—	—	—	56,683
Restricted stock awards, net of forfeitures	141	—	(141)	—	—	—	—
Purchase of Company common stock	—	(3,440)	(23,206)	(223,119)	—	—	(249,765)
Noncontrolling interest payments	—	—	—	—	—	359	359
Retirement of treasury shares	(3,440)	3,440	—	—	—	—	—
Other	—	—	(1,214)	—	—	—	(1,214)
Balance at December 31, 2024	$ 146,670	$ (1,975)	$ 986,830	$ 553,701	$ (7,221)	$ 664	$ 1,678,669
Comprehensive income	—	—	—	542,614	19,646	233	562,493
Dividends declared on common stock ($1.30 per share)	—	—	—	(183,571)	—	—	(183,571)
Share-based compensation earned	23	—	17,610	—	—	—	17,633
Stock option exercises	704	—	28,697	—	—	—	29,401
Restricted stock awards, net of forfeitures	121	—	(121)	—	—	—	—
Purchase of Company common stock	—	(5,865)	(44,520)	(413,787)	—	—	(464,172)
Noncontrolling interest payments	—	—	—	—	—	(327)	(327)
Retirement of treasury shares	(5,561)	5,561	—	—	—	—	—
Other	—	—	(1,286)	1	—	—	(1,285)
Balance at December 31, 2025	$ 141,957	$ (2,279)	$ 987,210	$ 498,958	$ 12,425	$ 570	$ 1,638,841

(See notes to consolidated financial statements)

Service Corporation International
Notes to Consolidated Financial Statements

1. Nature of Operations

Service Corporation International (SCI) is a holding company and all operations are conducted by its subsidiaries. We are North America's largest provider of deathcare products and services, with a network of funeral service locations and cemeteries operating in the United States and Canada. Our funeral service and cemetery operations consist of funeral service locations, cemeteries, funeral service/cemetery combination locations, crematoria, and other related businesses, which enable us to serve a wide array of customer needs. We sell cemetery property and funeral and cemetery merchandise and services at the time of need and on a preneed basis. We strive to offer families exceptional service in planning life celebrations and personalized remembrances.

Funeral service locations provide all professional services relating to funerals and cremations, including the use of funeral facilities and motor vehicles, arranging and directing services, removal, preparation, embalming, cremations, memorialization, travel protection, and catering. Funeral merchandise, including burial caskets and related accessories, urns and other cremation receptacles, outer burial containers, flowers, online and video tributes, stationery products, casket and cremation memorialization products, and other ancillary merchandise, is sold at funeral service locations.

Our cemeteries provide cemetery property interment rights, including developed lots, lawn crypts, mausoleum spaces, cremation niches, and custom inventory, including private mausoleums, family estates, and exclusive cremation memorialization options. Cemetery merchandise and services, including memorial cemetery markers and bases, outer burial containers, flowers and floral placement, other ancillary merchandise, graveside services, merchandise installation, and interments, are sold at our cemeteries.

2. Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

Our consolidated financial statements include the accounts of Service Corporation International (SCI) and all subsidiaries in which we hold a controlling financial interest. Intercompany balances and transactions have been eliminated in consolidation.

Our consolidated financial statements also include the accounts of the merchandise and service trusts and cemetery perpetual care trusts in which we have a variable interest and are the primary beneficiary. We have retained specialized industry accounting principles when consolidating the trusts. Our trusts are variable interest entities, for which we have determined that we are the primary beneficiary as we absorb a majority of the losses and returns associated with these trusts. Although we consolidate the trusts, it does not change the legal relationships among the trusts, us, or our customers. The customers are the legal beneficiaries of these trusts; therefore, their interests in these trusts represent a liability to us.

Certain reclassifications have been made to prior period amounts to conform to the current period disclosure presentation with no effect on our consolidated net income, cash flows, or equity.

Use of Estimates in the Preparation of Financial Statements

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. As a result, actual results could differ from these estimates.

Cash, Cash Equivalents, and Restricted Cash

We consider all highly liquid investments with an original maturity of three months or less to be cash equivalents. The carrying amounts of our cash and cash equivalents approximate fair value due to the short-term nature of these instruments.

The components of cash, cash equivalents, and restricted cash were as follows:

	Years Ended December 31,	
	2025	2024
	(In thousands)	
Cash and cash equivalents	$ 243,581	$ 218,766
Restricted cash[1]:		
Included in *Other current assets*	2,231	2,000
Included in *Deferred charges and other assets*	656	633
Total restricted cash	2,887	2,633
Total cash, cash equivalents, and restricted cash	$ 246,468	$ 221,399

[1] Restricted cash in both periods primarily consists of proceeds from divestitures deposited into escrow accounts under IRS code section 1031 and collateralized obligations under certain insurance policies.

Receivables, Net

The components of *Receivables, net* in our Consolidated Balance Sheet were as follows:

	December 31, 2025				
	Atneed Funeral	Atneed Cemetery	Miscellaneous	Current Portion of Notes	Total
	(In thousands)				
Receivables	$ 38,830	$ 20,396	$ 44,960	$ 173	$ 104,359
Reserve for credit losses	(1,866)	(1,799)	(170)	(109)	(3,944)
Receivables, net	$ 36,964	$ 18,597	$ 44,790	$ 64	$ 100,415

	December 31, 2024				
	Atneed Funeral	Atneed Cemetery	Miscellaneous	Current Portion of Notes	Total
	(In thousands)				
Receivables	$ 35,950	$ 21,703	$ 40,559	$ 169	$ 98,381
Reserve for credit losses	(1,558)	(2,048)	(320)	(114)	(4,040)
Receivables, net	$ 34,392	$ 19,655	$ 40,239	$ 55	$ 94,341

Additionally, included in *Deferred charges and other assets, net* were notes receivable, net and long-term miscellaneous receivables, net as follows:

	December 31, 2025	December 31, 2024
	(In thousands)	
Notes receivable	$ 9,019	$ 10,089
Reserve for credit losses	(1,952)	(1,796)
Notes receivable, net	$ 7,067	$ 8,293
Long-term miscellaneous receivables	$ 7,900	$ 8,484
Reserve for credit losses	(508)	(571)
Long-term miscellaneous receivables, net	$ 7,392	$ 7,913

We provide reserves for credit losses for our receivables. These reserves are based on an analysis of historical trends of collection activity adjusted for current conditions and forecasts. These estimates are impacted by a number of factors, including changes in the economy and demographic or competitive changes in our areas of operation.

Our atneed trade receivables primarily consist of amounts due for funeral and cemetery services already performed. Payment on atneed contracts is generally due at the time the merchandise is delivered or the services are performed.

We also have preneed receivables, as disclosed in Note 3, for which payment generally occurs prior to our fulfillment of the performance obligations. Cemetery preneed receivables are collateralized by cemetery property to the extent of the fair value of the property. Our preneed contracts may also have extended payment terms with associated financing charges. We do not accrue interest on preneed receivables if they are not paid in accordance with the contractual payment terms given the nature of our merchandise and services, the nature of our contracts with customers, and the timing of the delivery of our services. Generally, receivables are considered past due after thirty days. We do not consider preneed funeral receivables to be past due until the contract converts into an atneed contract at which time the preneed receivable is paid or reclassified as a trade receivable with payment terms of less than thirty days. Collections are generally managed by the locations or our in house collection team acting on behalf of the locations, until a receivable is one hundred eighty days delinquent, at which time trade receivables are fully reserved.

The following table summarizes the activity in our reserve for credit losses by portfolio segment, excluding preneed receivables which are presented in Note 3, for the year ended December 31, 2025:

	December 31, 2024	Provision for Expected Credit Losses	Write Offs	Recoveries	Effect of Foreign Currency	December 31, 2025
			(In thousands)			
Trade receivables:						
Funeral	$ (1,558)	$ (5,141)	$ 7,420	$ (2,934)	$ 347	$ (1,866)
Cemetery	(2,048)	(770)	1,665	(646)	—	(1,799)
Total reserve for credit losses on trade receivables	$ (3,606)	$ (5,911)	$ 9,085	$ (3,580)	$ 347	$ (3,665)
Miscellaneous receivables:						
Current	$ (320)	$ 115	$ —	$ —	$ 35	$ (170)
Long-term	(571)	63	—	—	—	(508)
Total reserve for credit losses on miscellaneous receivables	$ (891)	$ 178	$ —	$ —	$ 35	$ (678)
Reserve for credit losses on notes receivable	$ (1,910)	$ (150)	$ —	$ —	$ (1)	$ (2,061)

At December 31, 2025, the amortized cost basis of our miscellaneous and notes receivables by year of origination was as follows:

	2025	2024	2023	2022	2021	Prior	Revolving Line of Credit	Total
				(In thousands)				
Miscellaneous receivables:								
Current	$ 41,604	$ 2,637	$ 562	$ 142	$ 13	$ 2	$ —	$ 44,960
Long-term	3,283	2,814	1,366	372	57	8	—	7,900
Total miscellaneous receivables	$ 44,887	$ 5,451	$ 1,928	$ 514	$ 70	$ 10	$ —	$ 52,860
Notes receivable	$ —	$ —	$ —	$ —	$ —	$ 4,457	$ 4,735	$ 9,192

At December 31, 2025, the payment status of our miscellaneous and notes receivables was as follows:

| | | Past Due | | | | | |
	<30 Days	30-90 Days	90-180 Days	>180 Days	Total	Current	Total
			(In thousands)				
Miscellaneous receivables:							
Current	$ —	$ —	$ —	$ 2,394	$ 2,394	$ 42,566	$ 44,960
Long-term	—	—	—	—	—	7,900	7,900
Total miscellaneous receivables	$ —	$ —	$ —	$ 2,394	$ 2,394	$ 50,466	$ 52,860
Notes receivable	$ —	$ —	$ —	$ 1,115	$ 1,115	$ 8,077	$ 9,192

Inventories and Cemetery Property

Funeral and cemetery merchandise are stated at the lower of average cost or net realizable value. Cemetery property is recorded at cost. Inventory costs and cemetery property are relieved using specific identification upon fulfillment of performance obligations of our contracts. Cemetery property amortization was $104.3 million, $102.5 million, and $101.2 million for the years ended December 31, 2025, 2024, and 2023, respectively.

Property and Equipment, Net

Property and equipment are recorded at cost. Maintenance and repairs are charged to expense, whereas renewals and major replacements that extend the useful lives of the assets are capitalized. Depreciation is recognized ratably over the estimated useful lives of the various classes of assets. Buildings and improvements are depreciated over a period ranging from ten years to forty years, equipment is depreciated over a period from three years to twelve years; and leasehold improvements are depreciated over the shorter of the lease term or twelve years. Depreciation and amortization expense related to property and equipment was $219.7 million, $208.2 million, and $191.3 million for the years ended December 31, 2025, 2024, and 2023, respectively. When property or equipment is sold or retired, the cost and related accumulated depreciation are removed from the Consolidated Balance Sheet and the resulting gains and losses are included in the Consolidated Statement of Operations in the period of sale or disposal.

Leases

We have both operating and finance leases. Our operating leases primarily include funeral service real estate and office equipment for funeral service locations, cemetery locations, and administrative offices. Our finance leases primarily include transportation equipment but also include real estate and office equipment. Lease terms related to real estate generally range from one year to forty years with options to renew at varying terms. Lease terms related to office and transportation equipment generally range from one year to eight years with options to renew at varying terms.

We determine whether an arrangement is or contains a lease at the inception of the arrangement based on the unique facts and circumstances present. Right-of-use (ROU) assets represent our right to use an underlying asset for the lease term, and lease liabilities represent our obligation to make lease payments arising from the lease. Leases with a term greater than one year are recognized on the balance sheet as ROU assets and lease liabilities. We have elected not to recognize on the balance sheet leases with terms of one year or less.

Lease liabilities and their corresponding ROU assets are recorded at commencement date based on the present value of lease payments over the expected lease term. For transportation equipment, we use the rate implicit in each lease to calculate the present value. For real estate and non-transportation equipment leases, the interest rate implicit in lease contracts is typically not readily determinable. Therefore, we use the appropriate collateralized incremental borrowing rate based on the information available at commencement date in determining the present value of future payments for real estate and non-transportation equipment leases. Certain adjustments to the ROU asset may be required for items such as initial direct costs paid or incentives received.

For a lessee, the discount rate for the lease is defined as the rate implicit in the lease unless that rate cannot be readily determined. In that case, the lessee is required to use its incremental borrowing rate, which is the rate of interest that a lessee would have to pay to borrow on a collateralized basis over a similar term with an amount equal to the lease payments in a similar economic environment. We use the rate implicit in each lease for vehicles and other transportation equipment, which represents 59% of our total lease liability as of December 31, 2025 and which are substantially all finance leases. For leases of real estate and non-transportation equipment, which are primarily operating leases, we use our incremental borrowing rate since the rate implicit in these leases cannot be readily determined. To calculate the incremental borrowing rate, we utilize the yield-to-worst of our publicly traded debt securities, adjusted for the appropriate duration on a secured basis. As an accounting policy election, we include reasonably certain renewal periods when determining the rate to use as the incremental borrowing rate for each lease.

PART II

We calculate operating lease expense ratably over the lease term. We consider reasonably assured renewal options and fixed escalation provisions in our calculation. Generally, our leases do not include options to terminate the lease prior to the contractual lease expiration date, but future renewal periods are generally cancelable. The majority of our contractually available renewal periods for leases of buildings and land are considered reasonably certain of being exercised. This determination is made by our real estate team based on facts and circumstances surrounding each property. Leases with a term of 12 months or less are not recorded on the balance sheet. The majority of our lease arrangements contain options to (i) purchase the property at fair value on the exercise date, (ii) purchase the property for a value determined at the inception of the lease, or (iii) renew the lease for the fair rental value at the end of the primary lease term. The depreciable life of assets and leasehold improvements are generally limited by the expected lease term.

Certain of our lease agreements include variable rental payments based on a percentage of sales over base contractual levels and others include rental payments adjusted periodically for inflation. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants. We generally do not have sublease arrangements, sale-leaseback arrangements, or leveraged leases.

We have lease agreements with lease and non-lease components, which are generally accounted for separately. For leases commencing before January 1, 2019, we have elected the practical expedient to not separate lease and non-lease components on certain equipment leases, such as copiers where the cost-per-copy maintenance charges are included in the lease charge. On these leases, we have elected to account for the lease and non-lease components as a single component. For leases commencing on or after January 1, 2019, we account for the maintenance charges (non-lease components) separately from the lease components. For more information related to leases, see Note 8.

Goodwill

The excess of purchase price over the fair value of identifiable net assets acquired in business combinations is recorded as goodwill. Goodwill is evaluated annually during the fourth quarter for impairment by assessing the fair value of each of our reporting units.

Our goodwill impairment test involves estimates and management judgment. In order to perform our goodwill impairment test, we perform either a qualitative or quantitative assessment. If we choose to perform a qualitative assessment, we evaluate economic, industry and company-specific factors in assessing the fair value of the related reporting unit. If we determine that it is more likely than not that the fair value of the reporting unit is less that its carrying value, a quantitative test is then performed. For those reporting units tested using a quantitative approach, we compare the fair value of a reporting unit to its carrying amount, including goodwill. We determine fair value of each reporting unit using an income approach. The income approach, which is a discounted cash flow method, uses projections of future cash flows and includes assumptions concerning future operating performance and economic conditions that may differ from actual future cash flows. We do not record an impairment of goodwill in instances where the fair value of a reporting unit exceeds its carrying amount. If the carrying amount exceeds the fair value of a reporting unit, an impairment is recognized in an amount equal to the excess, up to the amount of goodwill in the reporting unit.

For our most recent annual impairment test performed in the fourth quarter, we performed a qualitative analysis for each of our reporting units. After evaluating economic, industry and company-specific factors for each of our reporting units, we determined it was more likely than not that the fair values of our reporting units exceeded their carrying values. Thus, no quantitative assessment was required.

In addition to our annual review, we may assess the impairment of goodwill whenever certain events or changes in circumstances indicate that the carrying value may be greater than fair value. Factors that could trigger an interim impairment review include, but are not limited to, significant underperformance relative to historical or projected future operating results and significant negative industry or economic trends. For more information related to goodwill, see Note 4.

Other Intangible Assets

Our intangible assets include covenants-not-to-compete, customer relationships, trademarks and tradenames, and other intangible assets primarily resulting from acquisitions. Certain of our trademark and tradenames and other intangible assets are considered to have an indefinite life and are not subject to amortization. We test for impairment of indefinite-lived intangible assets annually during the fourth quarter.

Our intangible asset impairment tests involve estimates and management judgment. For trademarks and tradenames, our test uses the relief from royalty method whereby we determine the fair value of the assets by discounting the cash flows that represent a savings over having to pay a royalty fee for use of the trademarks and tradenames. The discounted cash flow valuation uses projections of future cash flows and includes assumptions concerning future operating performance and economic conditions that may differ from actual future cash flows.

For our most recent annual impairment test performed in the fourth quarter, we estimated that the pre-tax savings would range from 2.0% to 5.0% (4.7% weighted average using carrying value) of the revenue associated with the trademarks and tradenames, based primarily on our research of intellectual property valuation and licensing databases. We also assumed a terminal growth rate of 2.0% and 2.5% for our funeral and cemetery segments, respectively, and discounted the cash flows at a 7.75% discount rate based on the relative risk of these assets to our overall business.

In addition to our annual review, we may assess the impairment of intangible assets whenever certain events or changes in circumstances indicate that the carrying value may be greater than the fair value. Factors that could trigger an interim impairment review include, but are not limited to, significant under-performance relative to historical or projected future operating results and significant negative industry or economic trends.

Certain of our intangible assets associated with prior acquisitions are relieved using specific identification in fulfillment of performance obligations on our contracts with customers. We amortize all other finite-lived intangible assets on a straight-line basis over their estimated useful lives, which range from five years to eighty-nine years. For more information related to intangible assets, see Note 4.

Fair Value Measurements

We measure the securities held by our funeral merchandise and service, cemetery merchandise and service, and cemetery perpetual care trusts at fair value on a recurring basis. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We utilize a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

- Where quoted prices are available in an active market, securities held by the trusts are classified as Level 1 investments.

- Where quoted market prices are not available for the specific security, fair values are estimated by using either quoted prices of securities with similar characteristics or an income approach fair value model with observable inputs that include a combination of interest rates, yield curves, credit risks, prepayment speeds, ratings, and tax-exempt status. These securities are classified as Level 2 investments.

- The valuation of other investments requires management judgment due to the absence of quoted market prices, inherent lack of liquidity, and the long-term nature of such assets. These securities are classified as Level 3 investments.

Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Fixed income commingled funds, money market funds, and private equity investments are measured at net asset value. Fixed income commingled funds and money market funds are redeemable for net asset value with two weeks' notice and immediately, respectively. Our private equity investments include several funds that invest in limited partnerships, distressed debt, real estate, and mezzanine financing. These investments can never be redeemed by the funds. Instead, due to the nature of the investments in this category, distributions are received through the liquidation of the underlying assets of the funds.

Valuation policies and procedures are determined by our Trust Services department, which reports to our Chief Financial Officer. Additionally, valuations are reviewed quarterly by the Investment Committee of the Board of Directors.

Treasury Stock

We make treasury stock purchases in the open market or through privately negotiated transactions subject to market conditions and normal trading restrictions. We account for the repurchase of our common stock under the par value method. We canceled 5.6 million, 3.4 million, and 8.9 million shares of our common stock held in our treasury in 2025, 2024, and 2023, respectively. These retired treasury shares were changed to authorized but unissued status.

Foreign Currency Translation

All assets and liabilities of Canadian subsidiaries are translated into U.S. dollars at exchange rates in effect as of the end of the reporting period. Revenue and expense items are translated at the average exchange rates for the reporting period. The resulting translation adjustments are included as a component of *Accumulated other comprehensive income* in the Consolidated Statement of Equity and Consolidated Balance Sheet.

The functional currency of SCI and its subsidiaries is the respective local currency. The transactional currency gains and losses that arise from transactions denominated in currencies other than the functional currencies of our operations are recorded in *Other income, net* in the Consolidated Statement of Operations. We do not have any investments in foreign operations considered to be in highly inflationary economies.

Funeral and Cemetery Operations

Revenue is recognized when control of the merchandise or services is transferred to the customer. Our performance obligations include the delivery of funeral and cemetery merchandise and services and cemetery property interment rights. Control transfers when merchandise is delivered or services are performed. For cemetery property interment rights, control transfers to the customer when the property is developed and the interment right has been sold and can no longer be marketed or sold to another customer. Sales taxes collected are recognized on a net basis in our consolidated financial statements.

On our atneed contracts, we generally deliver the merchandise and perform the services at the time of need. Personalized marker merchandise and marker installation services sold on atneed contracts are recognized when control is transferred to the customer, generally when the marker is delivered and installed in the cemetery.

We also sell price-guaranteed preneed contracts through various programs providing for future merchandise and services at prices prevailing when the agreements are signed. Revenue associated with sales of preneed contracts is deferred until control of the merchandise or the services is transferred to the customer, which is upon delivery of the merchandise or as services are performed, generally at the time of need. On certain preneed contracts, we historically sold memorialization merchandise, which consists of urns and urn-related products, that we delivered to the customer at the time of sale. In 2024, we began a transition and operational shift to defer the delivery of urns on preneed contracts to the time of need. Revenue is recognized at the time of delivery as control of the memorialization merchandise is transferred to the customer.

For personalized marker merchandise sold on a preneed contract, we will:

- purchase the merchandise from vendors,

- personalize such merchandise in accordance with the customer's specific written instructions,

- either store the merchandise at a third-party bonded storage facility or install the merchandise, based on the customer's instructions, and

- transfer title to the customer.

We recognize revenue and record the cost of sales when control of the merchandise is transferred, which occurs upon delivery to the third-party storage facility or installation of the merchandise at the cemetery.

There is no general right of return for delivered items.

We also sell travel protection as an agent of a third party. Travel protection is a service that provides shipment of remains to the servicing funeral home or cemetery of choice if the purchaser passes away outside of a certain radius of their residence, without any additional expense to the family. We do not provide these travel protection services, and we are not primarily obligated to provide such services under these arrangements. Therefore, we record revenue, net of amounts due to the third-party, at the time of sale.

Total consideration received for price-guaranteed preneed and for atneed contracts with customers represents the stated amount of the contract excluding any amounts collected on behalf of third parties, such as sales taxes. Additionally, pursuant to state or provincial law, all or a portion of the proceeds from merchandise or services sold on a preneed basis may be required to be deposited into trust funds. Earnings on these trust funds, which are specifically identifiable for each performance obligation, are also included in total consideration.

The total consideration received for contracts with customers is allocated to each performance obligation based on relative selling price. Relative selling prices are determined by either the amount we sell the performance obligation for on a stand-alone basis or our best estimate of the amount we would sell it for based on an adjusted market assessment approach that is consistent with our historical pricing practices.

Payment on atneed contracts is generally due at the time the merchandise is delivered or the services are performed. For preneed contracts, payment generally occurs prior to our fulfillment of the performance obligations. Our preneed contracts may also have extended payment terms with associated financing charges. We do not accrue interest on preneed receivables if they are not paid in accordance with the contractual payment terms given the nature of our merchandise and services, the nature of our contracts with customers, and the timing of the delivery of our services. We do not consider preneed receivables to be past due until the merchandise or services are required to be delivered at which time the preneed receivable is paid or reclassified as a trade receivable with payment terms of less than thirty days. For unfulfilled performance obligations on cancelable preneed contracts, our Consolidated Balance Sheet reflects the net contract liability, which represents the amount we have collected from customers, in *Deferred revenue, net*.

Pursuant to state or provincial law, all or a portion of the proceeds from merchandise or services sold on a preneed basis may be required to be deposited into trust funds. When we receive payments from the customer, we deposit the amount required by law into the merchandise and service trusts and reclassify the corresponding amount from *Deferred revenue, net* into *Deferred receipts held in trust*. Amounts are withdrawn from the merchandise and service trusts when we fulfill the performance obligations. Fixed income securities held by these trust funds are classified as trading securities. Earnings on these trust funds, which are specifically identifiable for each performance obligation, are also included in total consideration. We defer these investment earnings related to the merchandise and service trusts until the associated merchandise is delivered or services are performed. Fees charged by our wholly-owned registered investment advisor are also included in revenue in the period in which they are earned.

If a preneed contract is canceled prior to delivery, state or provincial law determines the amount of the refund owed to the customer, if any, including the amount of the attributed investment earnings. Upon cancellation, we receive the amount of principal deposited to the trust and previously undistributed net investment earnings and, where required, issue a refund to the customer. In addition, we are entitled to retain, in certain jurisdictions, a portion of collected customer payments when a customer cancels a preneed contract. We recognize these retained funds, if any, and the attributed investment earnings (net of any investment earnings payable to the customer) as revenue in the Consolidated Statement of Operations. In certain jurisdictions, we may be obligated to fund any shortfall if the amount refundable to the customer exceeds the funds in trust.

A portion of the proceeds from the sale of cemetery property interment rights is required by state or provincial law to be paid into perpetual care trust funds by us to maintain the cemetery. This portion of the proceeds is not recognized as revenue.

Fixed income securities held by these trust funds are classified as trading securities. Investment earnings from these trusts are distributed to us regularly and recognized in current cemetery revenue. These distributions are intended to defray cemetery maintenance costs incurred by us for our cemetery properties, which are expensed as incurred. The principal of such perpetual care trust funds generally cannot be withdrawn; however, in lieu of the distribution of realized income, certain states allow a total return distribution, which may contain elements of income, capital appreciation, and principal.

Costs related to delivery or performance of merchandise and services are charged to expense when merchandise is delivered or services are performed. Costs related to property interment rights include the property and construction costs specifically identified by each project. Property and construction costs are charged to expense when the revenue is recognized by specific identification in the fulfillment of the performance obligation. Incremental direct selling costs are deferred until fulfillment of the performance obligations. These deferred costs are classified as long-term on our Consolidated Balance Sheet because we do not control the timing of the delivery of the merchandise or performance of the services as they are generally provided at the time of need. For the years ended December 31, 2025, 2024, and 2023, we recognized $230.9 million, $239.8 million, and $247.4 million, respectively, of incremental selling costs. All other selling costs are expensed as incurred.

The components of *Cost of revenue* in our Consolidated Statement of Operations are:

- *Cost of property and merchandise*, which includes cemetery property amortization, the direct cost of merchandise, labor-related costs for merchandise handling and delivery, cemetery maintenance expenses, depreciation, and selling costs;

- *Cost of services*, which includes the direct cost of providing the services (including labor-related costs), cemetery maintenance expenses and depreciation, vehicle operating costs and depreciation, and selling costs; and

- *Overhead and other expenses*, which includes labor-related costs, facility expenses and depreciation, and other general and administrative expenses incurred in our funeral and cemetery operations.

Corporate general and administrative expenses include labor-related costs, corporate asset depreciation and amortization, public company costs, and other general and administrative expenses incurred by our corporate functions.

Insurance-Funded Preneed Contracts

Where permitted by state or provincial law, we may sell a life insurance or annuity policy from third-party insurance companies, for which we earn a commission as general sales agent for the insurance company. These general agency commissions (GA revenue) are based on a percentage per contract sold and are recognized as funeral revenue when the insurance purchase transaction between the preneed purchaser and third-party insurance provider is completed. All selling costs incurred pursuant to the sale of insurance-funded preneed contracts are expensed as incurred. GA revenue recognized in 2025, 2024, and 2023 was $292.1 million, $230.9 million, and $185.6 million, respectively.

We do not reflect the unfulfilled insurance-funded preneed contract amounts in our Consolidated Balance Sheet. The policy amount of the insurance contract between the customer and the third-party insurance company generally equals the amount of the preneed contract. The policyholder has made a revocable commitment to assign the proceeds from the policy to us at the time of need. The proceeds of the life insurance policies or annuity contracts will be reflected in funeral revenue as we perform these funerals.

Income Taxes

We compute income taxes using the liability method. Our ability to realize the benefit of our deferred tax assets requires us to achieve certain future earnings levels. We have established a valuation allowance against a portion of our deferred tax assets. We could be required to further adjust that valuation allowance in the near term if market conditions change materially and future earnings are, or are projected to be, significantly different than our current estimates. An increase in the valuation allowance would result in additional income tax expense in such period. All deferred tax assets and liabilities, along with any related valuation allowances are classified as non-current on our Consolidated Balance Sheet.

Restructuring Charge

In 2025, we recognized a restructuring charge of $2.0 million, primarily due to professional fees incurred in connection with the implementation and completion of restructuring actions. We paid $21.6 million of deferred compensation arrangements primarily associated with retired executives and other restructuring related charges during 2025. The restructuring charge is presented separately on our Consolidated Statement of Operations.

In 2024, we recognized a restructuring charge of $11.5 million, which included the retirements and position eliminations of various home office and corporate positions as part of ongoing cost management. We paid $2.3 million of the recognized charge during 2024. The restructuring charge is presented separately on our Consolidated Statement of Operations.

Accounting Standards Adopted in 2025

Income Tax

In December 2023, the FASB amended guidance that requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as additional information on income taxes paid. The Company adopted the new guidance for the year ended December 31, 2025 and applied the disclosure requirements retrospectively to all prior periods presented in the financial statements.

Recently Issued Accounting Standards

Disaggregation of Income Statement Expenses

In November 2024, the FASB issued guidance that requires disclosures about specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosures about selling expenses. The guidance is effective for annual reporting periods beginning after December 15, 2026, with early adoption permitted, and it can be adopted either on a prospective or retrospective basis. Upon adoption, we will include the additional disclosures in our financial statements and related notes, however the guidance will not have a material effect on our financial position or results of operations.

Internal-Use Software

In September 2025, the FASB issued guidance to modernize the accounting for software costs that are accounted for under Subtopic 350-40, Intangibles-Goodwill and Other-Internal-Use Software. The new guidance is effective for us for the 2028 annual period, with early adoption permitted, and it can be adopted either on a prospective, modified or retrospective basis. We are currently assessing the impact of this guidance on our disclosures, and upon adoption, we will include the required disclosures in our financial statements and related notes.

3. Preneed Activities

Preneed Receivables, Net and Trust Investments

The components of *Preneed receivables, net and trust investments* in our Consolidated Balance Sheet were as follows:

| | Years Ended December 31, | |
	2025	2024
	(In thousands)	
Preneed receivables, net	$ 1,561,836	$ 1,570,773
Trust investments, at fair value	7,965,010	7,084,723
Insurance-backed fixed income securities and other	232,560	237,868
Trust investments	8,197,570	7,322,591
Less: Cemetery perpetual care trust investments	(2,398,613)	(2,154,032)
Preneed trust investments	5,798,957	5,168,559
Preneed receivables, net and trust investments	$ 7,360,793	$ 6,739,332

Preneed receivables, net comprised the following:

| | December 31, 2025 | | |
	Funeral	Cemetery	Total
	(In thousands)		
Preneed receivables	$ 142,485	$ 1,482,721	$ 1,625,206
Unearned finance charges	(13,486)	(15,204)	(28,690)
Preneed receivables, at amortized cost	$ 128,999	$ 1,467,517	$ 1,596,516
Reserve for credit losses	(20,632)	(14,048)	(34,680)
Preneed receivables, net	$ 108,367	$ 1,453,469	$ 1,561,836

| | December 31, 2024 | | |
	Funeral	Cemetery	Total
	(In thousands)		
Preneed receivables	$ 183,016	$ 1,444,084	$ 1,627,100
Unearned finance charges	(11,083)	(9,387)	(20,470)
Preneed receivables, at amortized cost	$ 171,933	$ 1,434,697	$ 1,606,630
Reserve for credit losses	(20,132)	(15,725)	(35,857)
Preneed receivables, net	$ 151,801	$ 1,418,972	$ 1,570,773

At December 31, 2025, the amortized cost basis of our preneed receivables by year of origination was as follows:

	2025	2024	2023	2022	2021	Prior	Total
	(In thousands)						
Preneed receivables, at amortized cost:							
Funeral	$ 26,117	$ 35,128	$ 29,238	$ 14,857	$ 7,367	$ 16,292	$ 128,999
Cemetery	577,225	401,813	259,307	141,389	52,557	35,226	1,467,517
Total preneed receivables, at amortized cost	$603,342	$436,941	$288,545	$156,246	$ 59,924	$ 51,518	$ 1,596,516

At December 31, 2025, the payment status of our preneed receivables was as follows:

| | Past Due | | | | | | |
	<30 Days	30-90 Days	90-180 Days	>180 Days	Total	Current	Total
	(In thousands)						
Preneed receivables, at amortized cost:							
Funeral	$ 3,967	$ 2,348	$ 1,423	$ 31,094	$ 38,832	$ 90,167	$ 128,999
Cemetery	54,778	51,295	12,456	4,334	122,863	1,344,654	1,467,517
Total preneed receivables, at amortized cost	$ 58,745	$ 53,643	$ 13,879	$ 35,428	$161,695	$1,434,821	$1,596,516

The following table summarizes the activity for the reserve for credit losses on preneed receivables for the twelve months ended December 31, 2025.

	December 31, 2024	Provision for Expected Credit Losses	Write Offs	Effect of Foreign Currency	December 31, 2025
	(In thousands)				
Funeral	$ (20,132)	$ (4,051)	$ 3,554	$ (3)	$ (20,632)
Cemetery	(15,725)	1,040	653	(16)	(14,048)
Total reserve for credit losses on preneed receivables	$ (35,857)	$ (3,011)	$ 4,207	$ (19)	$ (34,680)

The table below sets forth certain investment-related activities associated with our trusts:

		Years Ended December 31,				
		2025		**2024**		**2023**
		(In thousands)				
Deposits	$	644,140	$	637,406	$	590,257
Withdrawals	$	600,900	$	608,251	$	591,591
Purchases of securities	$	2,333,514	$	2,227,515	$	2,070,313
Sales of securities	$	2,193,952	$	2,212,443	$	2,038,517
Realized gains from sales of securities[1]	$	538,513	$	509,982	$	281,168
Realized losses from sales of securities[1]	$	(131,685)	$	(183,620)	$	(227,075)

[1] All realized gains and losses are recognized in *Other income, net* for our trust investments and are offset by a corresponding reclassification in *Other income, net* to *Deferred receipts held in trust and Care trusts' corpus.*

The activity in *Preneed receivables, net and trust investments* was as follows:

		Years Ended December 31,				
		2025		**2024**		**2023**
		(In thousands)				
Beginning balance - *Preneed receivables, net and trust investments*	$	6,739,332	$	6,191,912	$	5,577,499
Net preneed contract sales		1,878,217		1,946,232		1,973,012
Cash receipts from customers, net of refunds		(1,805,347)		(1,752,920)		(1,699,683)
Deposits to trust		562,614		557,398		515,866
Acquisitions of businesses, net		5,865		60,561		3,394
Net undistributed investment earnings (losses) [1]		576,106		424,543		527,264
Maturities and distributed earnings		(584,826)		(595,087)		(591,834)
Change in cancellation allowance		1,195		(3,430)		(5,160)
Change in amounts due on unfulfilled performance obligations		(19,758)		(43,547)		(93,473)
Effect of foreign currency and other		7,395		(46,330)		(14,973)
Ending balance - *Preneed receivables, net and trust investments*	$	7,360,793	$	6,739,332	$	6,191,912

[1] Includes both realized and unrealized investment earnings.

The cost and fair values associated with trust investments recorded at fair value at December 31, 2025 and 2024 are detailed below. Cost reflects the investment (net of redemptions) of control holders in the trusts. Fair value represents the value of the underlying securities held by the trusts.

| | Fair Value Hierarchy Level | December 31, 2025 | | | |
		Cost	Unrealized Gains	Unrealized Losses	Value
		(In thousands)			
Fixed income securities:					
U.S. Treasury	2	$ 50,233	$ 305	$ (488)	$ 50,050
Canadian government	2	26,086	—	—	26,086
Corporate	2	10,352	310	(7)	10,655
Residential mortgage-backed	2	3,202	68	(28)	3,242
Asset-backed	2	279	—	(41)	238
Equity securities:					
Preferred stock	2	13,831	2,428	—	16,259
Common stock:					
United States	1	2,071,402	745,982	(95,511)	2,721,873
Canada	1	41,650	34,904	(1,219)	75,335
Other international	1	167,881	43,880	(5,910)	205,851
Mutual funds:					
Equity	1	938,778	253,372	(5,546)	1,186,604
Fixed income	1	671,067	8,531	(27,280)	652,318
Trust investments, at fair value		3,994,761	1,089,780	(136,030)	4,948,511
Commingled funds					
Fixed income		1,387,350	14,443	(50,208)	1,351,585
Equity		362,862	155,590	—	518,452
Money market funds		423,957	—	—	423,957
Alternative investments		503,898	228,320	(9,713)	722,505
Trust investments, at net asset value		2,678,067	398,353	(59,921)	3,016,499
Trust investments, at market		$ 6,672,828	$ 1,488,133	$ (195,951)	$ 7,965,010

As of December 31, 2025, our unfunded commitment for our private equity investments was $435.7 million which, if called, would be funded by the assets of the trusts.

	Fair Value Hierarchy Level	December 31, 2024			
		Cost	Unrealized Gains	Unrealized Losses	Value
		(In thousands)			
Fixed income securities:					
U.S. Treasury	2	$ 43,699	$ 178	$ (849)	$ 43,028
Canadian government	2	25,979	—	—	25,979
Corporate	2	10,087	326	(11)	10,402
Residential mortgage-backed	2	3,811	39	(49)	3,801
Asset-backed	2	290	—	(47)	243
Equity securities:					
Preferred stock	2	8,059	930	(25)	8,964
Common stock:					
United States	1	1,887,854	617,695	(68,404)	2,437,145
Canada	1	41,362	20,164	(1,160)	60,366
Other international	1	120,605	34,414	(10,382)	144,637
Mutual funds:					
Equity	1	950,990	121,006	(13,892)	1,058,104
Fixed income	1	1,028,622	4,183	(46,391)	986,414
Trust investments, at fair value		4,121,358	798,935	(141,210)	4,779,083
Commingled funds					
Fixed income		862,350	2,597	(60,646)	804,301
Equity		346,553	99,647	(316)	445,884
Money market funds		432,821	—	—	432,821
Alternative investments		438,449	193,638	(9,453)	622,634
Trust investments, at net asset value		2,080,173	295,882	(70,415)	2,305,640
Trust investments, at market		$ 6,201,531	$ 1,094,817	$ (211,625)	$ 7,084,723

Our alternative investments include funds invested in limited partnerships with interests in private equity, private market real estate, energy and natural resources, infrastructure, transportation, and private debt including both distressed debt and mezzanine financing. These investments can never be redeemed by the funds. Instead, due to the nature of the investments in this category, distributions are received through the liquidation of the underlying assets of the funds. The funds' managers have not communicated the timing of any liquidations.

Maturity dates of our fixed income securities range from 2025 to 2044. Maturities of fixed income securities (excluding mutual funds) at December 31, 2025 are estimated as follows:

	Fair Value
	(In thousands)
Due in one year or less	$ 49,393
Due in one to five years	34,963
Due in five to ten years	5,886
Thereafter	29
Total estimated maturities of fixed income securities	$ 90,271

Recognized trust fund income (realized and unrealized) related to our preneed trust investments was $202.2 million, $185.7 million, and $158.2 million for the years ended December 31, 2025, 2024, and 2023, respectively. Recognized trust fund income (realized and unrealized) related to our cemetery perpetual care trust investments was $111.1 million, $96.4 million, and $86.6 million for the years ended December 31, 2025, 2024, and 2023, respectively.

Deferred Revenue, Net

Deferred revenue, net represents future revenue, including distributed trust investment earnings associated with unperformed trust-funded preneed contracts that are not held in trust accounts. Future revenue and net trust investment earnings that are held in trust accounts are included in *Deferred receipts held in trust*.

The components of *Deferred revenue, net* in our Consolidated Balance Sheet were as follows:

	Years Ended December 31,	
	2025	2024
	(In thousands)	
Deferred revenue	$ 2,790,149	$ 2,745,104
Amounts due from customers for unfulfilled performance obligations on cancelable preneed contracts	(1,010,883)	(989,934)
Deferred revenue, net	$ 1,779,266	$ 1,755,170

The following table summarizes the activity for our contract liabilities, which are reflected in *Deferred revenue, net* and *Deferred receipts held in trust*:

	Years Ended December 31,		
	2025	2024	2023
	(In thousands)		
Beginning balance — *Deferred revenue, net* and *Deferred receipts held in trust*	$ 6,917,695	$ 6,374,393	$ 5,787,548
Net preneed contract sales	1,321,645	1,386,108	1,451,833
Acquisitions (dispositions) of businesses, net	10,614	78,894	5,961
Net investment gains (losses) [1]	562,045	418,483	527,894
Recognized revenue from backlog[2]	(565,688)	(574,414)	(554,839)
Recognized revenue from current period sales	(671,862)	(677,475)	(730,436)
Change in amounts due on unfulfilled performance obligations	(19,609)	(43,547)	(93,473)
Change in cancellation reserve	975	2,332	87
Effect of foreign currency and other	7,849	(47,079)	(20,182)
Ending balance — *Deferred revenue, net* and *Deferred receipts held in trust*	$ 7,563,664	$ 6,917,695	$ 6,374,393

(1) Includes both realized and unrealized investment gains (losses).

(2) Includes current year trust fund income through the date of performance.

4. Goodwill and Intangible Assets

The changes in the carrying amounts of goodwill for our funeral and cemetery reporting units are as follows:

	Years Ended December 31,					
	2025			2024		
	Funeral	Cemetery	Total	Funeral	Cemetery	Total
	(In thousands)					
Beginning balance — *Goodwill*	$ 1,685,033	$ 395,982	$ 2,081,015	$ 1,618,370	$ 358,816	$ 1,977,186
Increase in goodwill related to acquisitions	72,501	10,810	83,311	75,734	37,167	112,901
Reduction of goodwill related to divestitures [1]	—	—	—	(996)	—	(996)
Effect of foreign currency	4,726	3	4,729	(8,075)	(1)	(8,076)
Total activity	77,227	10,813	88,040	66,663	37,166	103,829
Ending balance — *Goodwill*	$ 1,762,260	$ 406,795	$ 2,169,055	$ 1,685,033	$ 395,982	$ 2,081,015

(1) Also includes reductions for businesses held for sale.

The components of intangible assets at December 31 were as follows:

	Useful Life				
	Minimum	Maximum	2025		2024
	(Years)		(In thousands)		
Amortizing intangibles:					
Covenants-not-to-compete	1 -	15	$ 229,391	$	226,292
Customer relationships	10 -	20	136,956		136,675
Tradenames	5 -	89	7,000		7,000
Other	5 -	89	26,927		26,927
			400,274		396,894
Less accumulated amortization:					
Covenants-not-to-compete			211,805		208,589
Customer relationships			99,478		94,087
Tradenames			595		516
Other			12,503		11,764
			324,381		314,956
Amortizing intangibles, net			75,893		81,938
Non-amortizing intangibles:					
Tradenames		Indefinite	386,890		419,679
Other		Indefinite	10,791		10,765
Non-amortizing intangibles			397,681		430,444
Intangible assets, net — included in *Deferred charges and other assets, net*			$ 473,574	$	512,382

As part of our recoverability testing process during 2025, we incurred an impairment on tradenames of $2.0 million. Amortization expense for intangible assets was $16.4 million, $17.2 million, and $18.7 million for the years ended December 31, 2025, 2024, and 2023, respectively. The following is estimated amortization expense, excluding certain intangibles for which we are unable to provide an estimate because they are amortized based on specific identification in the fulfillment of performance obligations on our preneed contracts, for the five years subsequent to December 31, 2025 (in thousands):

2026	$	4,808
2027		3,324
2028		2,725
2029		2,653
2030		2,570
Total estimated amortization expense	$	16,080

5. Income Taxes

The provision or benefit for income taxes includes U.S. federal income taxes (determined on a consolidated return basis), foreign income taxes, and state income taxes.

We participate in tax equity investments in renewable energy projects that qualify for federal investment tax credits. These investments are accounted for under the proportional amortization method. Tax credits and other related tax benefits are recognized as a reduction of income tax expense as they are realized, with corresponding amortization of the investment in proportion to the tax benefits received. During 2025, we recognized $5.3 million of investment tax credits and other tax benefits and recorded $5.2 million of amortization related to these investments. The tax credits and related amortization are presented net within the Provision for income taxes in the Consolidated Statement of Operations. As of December 31, 2025, the unamortized balance of renewable energy tax credit investments was $51.1 million, and unfunded commitments related to these investments totaled $40.8 million. These amounts are included in *Deferred charges and other assets* and *Accounts payable and accrued liabilities*, respectively, on the Consolidated Balance Sheet.

Income before income taxes was composed of the following components:

		Years Ended December 31,			
		2025		2024	2023
		(In thousands)			
United States	$	689,745	$	631,159	$	664,745
Foreign		40,038		44,259	43,861
Total income before income taxes	$	729,783	$	675,418	$	708,606

Income tax provision consisted of the following:

		Years Ended December 31,			
		2025		2024	2023
		(In thousands)			
Current:					
United States		104,582		113,379	(30,832)
Foreign		13,268		13,069	14,989
State		28,071		22,676	(4,728)
Total current income taxes		145,921		149,124	(20,571)
Deferred:					
United States	$	36,764	$	5,971	$	155,677
Foreign		(1,561)		(32)	(1,999)
State		5,814		1,602	37,838
Total deferred income taxes		41,017		7,541	191,516
Total income taxes	$	186,938	$	156,665	$	170,945

In December 2023, the FASB amended income tax disclosure guidance to require enhanced transparency in the effective tax rate reconciliation and additional disclosures related to income taxes paid. We adopted this guidance for the year ended December 31, 2025 and applied the disclosure requirements retrospectively to all prior periods presented.

The table below reflects those disclosures for the years ended December 31, 2025, 2024 and 2023.

	Year Ended December 31,					
	2025		2024		2023	
	(In thousands)					
	Amount	Rate	Amount	Rate	Amount	Rate
Federal Statutory Tax Rate	153,255	21.0 %	141,838	21.0 %	148,807	21.0 %
State and Local Income Taxes, net of federal tax effect[1]	27,298	3.7 %	20,224	3.0 %	26,047	3.7 %
Foreign Tax Effects	3,501	0.5 %	3,651	0.5 %	4,156	0.5 %
Tax Credits	(737)	(0.1)%	178	— %	(1,001)	(0.1)%
Nontaxable or Nondeductible Items	4,019	0.6 %	(8,126)	(1.2)%	(6,991)	(1.0)%
Excess tax benefits from stock-based compensation	(1,060)	(0.1)%	(10,561)	(1.6)%	(7,412)	(1.0)%
Other	5,079	0.7 %	2,435	0.4 %	421	— %
Changes in Unrecognized Tax Benefits	(551)	(0.1)%	$ (1,084)	(0.1)%	110	— %
Other Adjustments	153	— %	(16)	— %	(183)	— %
Effective Tax Rate	$186,938	25.6 %	$ 156,665	23.2 %	$170,945	24.1 %

[1] In 2025, state tax in California, Maryland, and Illinois comprise the majority of the tax effect in this category. In 2024, state tax in California, Texas, and Illinois comprise the majority of the tax effect in this category. In 2023, state tax in California and Texas comprise the majority of the tax effect in this category.

The higher effective tax rate in 2025 was primarily due to a decrease in excess tax benefits recognized on the settlement of employee share-based awards. The effective tax rate for the year ended December 31, 2025 was higher than the federal statutory tax rate of 21% primarily due to state and foreign income taxes.

The table below presents the income taxes paid, net of refunds received, by jurisdiction for the years ended December 31, 2025, 2024 and 2023.

		Year Ended December 31,				
		2025		**2024**		**2023**
		(In thousands)				
US Federal	$	95,956	$	—	$	57,000
US State and Local:						
California[1]		13,385		—		—
All Others		15,875		8,417		9,606
Total US Domestic	$	29,260	$	8,417	$	9,606
Foreign:						
Canada		13,528		10,975		14,399
All Others		1,321		1,428		2,724
Total Foreign	$	14,849	$	12,403	$	17,123
Total Income Tax Paid	$	140,065	$	20,820	$	83,729

[1] The blank cells indicate that the amount of income tax paid during the year is either immaterial or does not meet the 5% disaggregation threshold.

Deferred taxes are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates. The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities consisted of the following:

		Years Ended December 31,		
		2025		**2024**
		(In thousands)		
Inventories and cemetery property	$	(191,122)	$	(195,851)
Deferred incremental direct selling costs		(114,032)		(110,305)
Property and equipment		(186,055)		(146,121)
Intangibles		(217,144)		(213,641)
Deferred revenue on preneed funeral and cemetery contracts		(71,128)		(100,095)
Other		(7,167)		(6,085)
Deferred tax liabilities		(786,648)		(772,098)
Loss and tax credit carryforwards		106,657		113,603
Accrued liabilities		92,319		115,515
Deferred tax assets		198,976		229,118
Less: valuation allowance		(95,464)		(99,325)
Net deferred income tax liability	$	(683,136)	$	(642,305)

Deferred tax assets and deferred income tax liabilities are recognized in our Consolidated Balance Sheet as follows:

		Years Ended December 31,		
		2025		**2024**
		(In thousands)		
Non-current deferred tax assets - included in *Deferred charges and other assets, net*	$	7,897	$	6,890
Non-current deferred tax liabilities - included in *Deferred tax liability*		(691,033)		(649,195)
Net deferred income tax liability	$	(683,136)	$	(642,305)

As of December 31, 2025, foreign withholding taxes have not been provided on the estimated $306.5 million of undistributed earnings and profits (E&P) of our foreign subsidiaries as we intend to permanently reinvest these foreign E&P in the respective businesses outside the U.S. However, if we were to repatriate such foreign E&P, the foreign withholding tax liability is estimated to be $15.8 million. Additionally, if we were to repatriate E&P in excess of our previously taxed income under the Tax Cuts and Jobs Act of 2017, such excess repatriation may cause us to incur an additional U.S. federal income tax of approximately $7.7 million related to our hybrid debt structure between Canada and the United States that was eliminated in 2022.

The following table summarizes the activity related to our gross unrecognized tax benefits from January 1, 2023 to December 31, 2025 (in thousands):

	Federal, State, and Foreign Tax
	(In thousands)
Balance at December 31, 2022	$ 1,348
Reduction to tax positions related to prior years	—
Balance at December 31, 2023	$ 1,348
Reductions to tax positions due to lapse of statutes of limitations	(1,348)
Additions to tax positions related to prior years	834
Balance at December 31, 2024	$ 834
Reductions to tax positions due to lapse of statutes of limitations	(400)
Balance at December 31, 2025	$ 434

Our total unrecognized tax benefits that, if recognized, would affect our effective tax rates were $0.4 million, $0.8 million and $1.3 million as of December 31, 2025, 2024 and 2023, respectively.

We include potential accrued interest and penalties related to unrecognized tax benefits within our income tax provision account. We have accrued $0.3 million, $0.4 million and $1.0 million for the payment of interest, net of tax benefits, and penalties as of December 31, 2025, 2024 and 2023, respectively. We recorded a decrease of interest and penalties of $0.1 million, $0.6 million and an increase of $0.1 million for years ended December 31, 2025, 2024 and 2023, respectively. To the extent interest and penalties are not assessed with respect to uncertain tax positions or the uncertainty of deductions in the future, amounts accrued will be reduced and reflected as a reduction of the overall income tax provision.

We file income tax returns, including tax returns for our subsidiaries, with federal, state, local, and foreign jurisdictions. We consider the United States to be our most significant jurisdiction; however, all tax returns are subject to routine compliance review by the taxing authorities in the jurisdictions in which we file tax returns in the ordinary course of business.

The federal statutes of limitations have expired for all tax years prior to 2022. Our 2022 federal income tax return is currently under audit by the IRS. Various state and foreign jurisdictions are auditing years 2020 through 2023. The outcome of each of these audits cannot be predicted at this time.

Following the enactment of the new U.S. tax legislation, Public Law No. 119-21, on July 4, 2025, we adopted the relevant provisions during the third quarter of 2025, including those pertaining to bonus depreciation and interest expense. Consistent with our expectations, the adoption of these provisions did not have a material effect on our consolidated financial statements.

Various subsidiaries have federal, state, and foreign loss carryforwards totaling $2.2 billion with expiration dates ranging through 2043. Such loss carryforwards will expire as follows:

	Federal		State	Foreign		Total
			(In thousands)			
2026	$ —	$	340,129	$ 942	$	341,071
2027	—		189,417	966		190,383
2028	—		234,006	1,705		235,711
2029	—		190,895	661		191,556
Thereafter	—		1,253,180	615		1,253,795
Total loss carryforwards	$ —	$	2,207,627	$ 4,889	$	2,212,516

In addition to the above loss carryforwards, we have $1.0 million of federal net operating loss carryforwards and $2.1 million of foreign alternative minimum tax credits, both of which can be carried forward indefinitely.

In assessing the usefulness of deferred tax assets, we consider whether it is more likely than not that some portion or all of the net deferred tax assets will not be realized. The future realization of net deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. During 2025, we recorded a net $3.9 million decrease in our valuation allowance primarily driven by utilization and expiration of state net operating losses, along with legislative changes in certain states. The valuation allowances can be affected in future periods by changes to tax laws, changes to statutory tax rates, and changes in estimates of future taxable income.

At December 31, 2025, our loss and tax credit carryforward deferred tax assets and valuation allowances by jurisdiction are as follows (presented net of federal benefit).

	Federal	State	Foreign	Total
	(In thousands)			
Loss and tax credit carryforwards	$ 214	$ 102,515	$ 3,928	$ 106,657
Valuation allowance	$ —	$ 80,711	$ 14,753	$ 95,464

6. Debt

The components of Debt are:

	Years Ended December 31,	
	2025	2024
	(In thousands)	
7.500% Senior Notes due April 2027	$ 136,924	$ 136,924
4.625% Senior Notes due December 2027	550,000	550,000
5.125% Senior Notes due June 2029	750,000	750,000
3.375% Senior Notes due August 2030	850,000	850,000
4.000% Senior Notes due May 2031	800,000	800,000
5.750% Senior Notes due October 2032	800,000	800,000
Term Loan due January 2028	—	641,250
Term Loan due November 2030	750,000	—
Bank Credit Facility due January 2028	—	120,000
Bank Credit Facility due November 2030	255,000	—
Corporate Headquarters Debt Facility due February 2037	54,766	—
Obligations under finance leases	151,061	145,061
Mortgage notes and other debt, maturities through 2050	80,142	86,044
Unamortized debt issuance costs	(38,076)	(43,981)
Total debt	$ 5,139,817	$ 4,835,298
Less: Current maturities of long-term debt	(56,847)	(83,850)
Total long-term debt	$ 5,082,970	$ 4,751,448

Current maturities of debt at December 31, 2025 include amounts due under our term loan, mortgage notes and other debt, and finance leases within the next year as well as the portion of unamortized debt issuance costs expected to be recognized in the next twelve months.

Approximately 79% and 84% of our total debt had a fixed interest rate at December 31, 2025 and 2024, respectively.

The components of our weighted average interest rate are as follows:

	Years Ended December 31,	
	2025	2024
Fixed Debt	4.67 %	4.64 %
Floating Debt	5.54 %	6.50 %
Total Debt	4.85 %	4.93 %

The following table summarizes the aggregate maturities of our debt for the five years subsequent to December 31, 2025 and thereafter, excluding unamortized premiums and debt issuance costs (in thousands):

2026	$	56,847
2027		736,928
2028		54,264
2029		814,320
2030		1,790,101
2031 and thereafter		1,687,357
Total debt maturities	$	5,139,817

Bank Credit Agreement

In November 2025, we amended our $2.2 billion credit agreement due January 2028 to enter into a new $2.5 billion bank credit agreement due November 2030 with a syndicate of banks. The $2.5 billion bank credit agreement comprises a $1.75 billion Bank Credit Facility, including a sublimit of $100.0 million for letters of credit and a $750.0 million Term Loan, both due November 2030. At closing of the new agreement, there was a net $121.4 million increase in our outstanding Term Loan balance and a net $115.0 million decrease in our outstanding Bank Credit Facility balance.

The bank credit agreement provides us with flexibility for working capital, if needed, and is guaranteed by a majority of our domestic subsidiaries. The subsidiary guaranty is a guaranty of payment of the outstanding amount of the total lending commitment, including letters of credit. The bank credit agreement contains a maximum leverage ratio financial covenant and certain dividend and share repurchase restrictions. As of December 31, 2025, we are in compliance with all of our debt covenants. At December 31, 2025, we issued $47.0 million of letters of credit and pay a quarterly fee on the unused commitment, which was 0.20%. As of December 31, 2025, we have $1,448.0 million in borrowing capacity under the facility.

As of December 31, 2024, we issued $39.0 million of letters of credit.

Debt Issuances and Additions

During the year ended December 31, 2025, we issued or added $1,115.6 million of debt including:

- $685.0 million on our Bank Credit Facility due January 2028;

- $189.5 million in proceeds from certain members of the syndicate of banks in our Term Loan;

- $180.0 million on our Bank Credit Facility due November 2030;

- $54.8 million on our Corporate Headquarters Debt Facility due February 2037; and

- $6.3 million in proceeds from certain members of the syndicate of banks in our Bank Credit Facility.

Net proceeds from newly issued debt during the year ended December 31, 2025 were used to pay down our Bank Credit Facility due January 2028, Term Loan due January 2028 and for general corporate purposes. These transactions resulted in additional debt issuance costs of $5.4 million.

During the year ended December 31, 2024, we issued or added $1,451.1 million of debt including:

- $800.0 million unsecured 5.75% Senior Notes due October 2032;

- $645.0 million on our Bank Credit Facility due January 2028; and

- $6.1 million in other debt.

Net proceeds from newly issued debt during the year ended December 31, 2024 were used to pay down our Bank Credit Facility due January 2028 and for general corporate purposes. These transactions resulted in additional debt issuance costs of $14.3 million.

Debt Extinguishments and Reductions

During the year ended December 31, 2025, we made aggregate debt payments of $825.8 million for scheduled and early extinguishment payments including:

- $575.0 million in aggregate principal of our Bank Credit Facility due January 2028;

- $121.3 million in aggregate principal to certain members of our Bank Credit Facility;

- $68.1 million in aggregate principal to certain members of our Term Loan;

- $40.0 million in aggregate principal of our Bank Credit Facility due November 2030;

- $12.7 million in aggregate principal of our Term Loan due January 2028;

- $0.1 million of premiums paid on early extinguishment of debt; and

- $8.6 million in other debt.

Certain of the above transactions resulted in the recognition of a loss of $0.5 million recorded in *Losses on early extinguishment of debt, net* in our Consolidated Statement of Operations for the year ended December 31, 2025.

During the year ended December 31, 2024, we made aggregate debt payments of $1,340.0 million for scheduled and early extinguishment payments including:

- $1,315.0 million in aggregate principal of our Bank Credit Facility due January 2028;

- $16.9 million in aggregate principal of our Term Loan due January 2028;

- $0.5 million in aggregate principal of our 7.5% Senior Notes due April 2027 repurchased in the open market; and

- $7.6 million in other debt.

Additional Debt Disclosures

At both December 31, 2025 and 2024, we had deposits of $0.7 million, respectively, in restricted, interest-bearing accounts that were pledged as collateral for various credit instruments and commercial commitments. These deposits are included in *Other current assets* and *Deferred charges and other assets, net* in our Consolidated Balance Sheet.

We had assets of approximately $74.3 million and $81.7 million pledged as collateral for the mortgage notes and other debt at December 31, 2025 and 2024, respectively.

Cash interest payments for the three years ended December 31 were as follows (in thousands):

Payments in 2025	$	252,901
Payments in 2024	$	241,673
Payments in 2023	$	230,551

Expected cash interest payments on our existing long-term debt for the five years subsequent to December 31, 2025 and thereafter are as follows (in thousands):

Payments in 2026	$	249,148
Payments in 2027		238,175
Payments in 2028		209,179
Payments in 2029		184,801
Payments in 2030		150,077
Payments in 2031 and thereafter		125,876
Total expected cash interest payments	$	1,157,256

7. Credit Risk and Fair Value of Financial Instruments

Fair Value Estimates

The fair value estimates of the following financial instruments have been determined using available market information and appropriate valuation methodologies. The carrying values of cash and cash equivalents, trade receivables, and trade payables approximate the fair values of those instruments due to the short-term nature of the instruments. The carrying values of receivables on preneed funeral and cemetery contracts approximate fair value as the terms and conditions of these contracts are comparable to our current contract offerings.

The fair value of our debt instruments was as follows:

	Years Ended December 31,	
	2025	2024
	(In thousands)	
7.500% Senior Notes due April 2027	$ 141,725	$ 140,615
4.625% Senior Notes due December 2027	549,417	536,052
5.125% Senior Notes due June 2029	755,040	728,430
3.375% Senior Notes due August 2030	796,815	745,612
4.000% Senior Notes due May 2031	763,592	712,640
5.750% Senior Notes due October 2032	815,416	778,752
Term Loan due January 2028	—	641,250
Term Loan due November 2030	750,000	—
Bank Credit Facility due January 2028	—	120,000
Bank Credit Facility due November 2030	255,000	—
Corporate Headquarters Debt Facility due February 2037	54,766	—
Mortgage notes and other debt, maturities through 2050	80,762	85,574
Total fair value of debt instruments	$ 4,962,533	$ 4,488,925

The fair values of our long-term, fixed rate loans were estimated using market prices for those loans, and therefore they are classified within Level 2 of the fair value measurements hierarchy. The Term Loan, Bank Credit Facility, Corporate Headquarters Debt Facility, and the mortgage notes and other debt are classified within Level 3 of the fair value measurements hierarchy. The fair values of these instruments have been estimated using discounted cash flow analysis based on our incremental borrowing rate for similar borrowing arrangements. An increase (decrease) in the inputs results in a directionally opposite change in the fair value of the instruments.

Credit Risk Exposure

Our cash deposits, some of which exceed insured limits, are distributed among various market and national banks in the jurisdictions in which we operate. In addition, we regularly invest excess cash in financial instruments that are not insured, such as commercial paper that is offered by corporations with quality credit ratings and money market funds and Eurodollar time deposits that are offered by a variety of reputable financial institutions. We believe that the credit risk associated with such instruments is minimal.

We grant credit to customers in the normal course of business. The credit risk associated with our funeral, cemetery, and preneed funeral and preneed cemetery receivables due from customers is generally considered minimal because of the diversification of the customers served. Furthermore, bad debts have not been significant relative to the volume of deferred revenue. Customer payments on preneed funeral or preneed cemetery contracts that generally are either placed into state-regulated trusts or used to pay premiums on life insurance contracts generally do not subject us to collection risk. Insurance-funded contracts are subject to supervision by state insurance departments and are protected in the majority of states by insurance guaranty acts.

8. Leases

Our leases principally relate to office, maintenance, and transportation equipment and funeral service real estate. The majority of our lease arrangements contain options to (i) purchase the property at fair value on the exercise date, (ii) purchase the property for a value determined at the inception of the lease, or (iii) renew the lease for the fair rental value at the end of the primary lease term.

Future lease payments for non-cancelable operating and finance leases as of December 31, 2025 were as follows:

	Operating	Finance	Total
	(In thousands)		
2026	$ 10,403	$ 44,461	$ 54,864
2027	9,566	36,082	45,648
2028	7,918	27,822	35,740
2029	6,466	19,435	25,901
2030	5,183	12,199	17,382
2031 and thereafter	26,093	41,401	67,494
Total lease payments	$ 65,629	$ 181,400	$ 247,029
Less: Interest	(14,843)	(30,339)	(45,182)
Present value of lease liabilities	$ 50,786	$ 151,061	$ 201,847

The components of lease cost were as follows:

	Years Ended December 31,		
	2025	2024	2023
	(In thousands)		
Amortization of leased assets	$ 39,392	$ 37,421	$ 34,212
Interest on lease liabilities	8,150	7,266	4,795
Total finance lease cost	47,542	44,687	39,007
Operating lease cost	12,010	11,245	10,531
Variable lease cost	528	637	872
Total lease cost	$ 60,080	$ 56,569	$ 50,410

Supplemental balance sheet information related to leases was as follows:

Lease Type	Balance Sheet Classification	December 31, 2025	December 31, 2024
		(In thousands)	
Operating lease right-of-use assets [1]	Deferred charges and other assets	$ 47,535	$ 50,113
Finance lease right-of-use assets [1]	Property and equipment, net	145,319	140,094
Total right-of-use assets [1]		$ 192,854	$ 190,207
Operating	Accounts payable and accrued liabilities	$ 8,201	$ 7,861
Finance	Current maturities of long-term debt	37,167	34,816
Total current lease liabilities		$ 45,368	$ 42,677
Operating	Other liabilities	42,585	45,269
Finance	Long-term debt	113,894	110,245
Total non-current lease liabilities		156,479	155,514
Total lease liabilities		$ 201,847	$ 198,191

[1] Right-of-use assets are presented net of accumulated amortization.

The weighted-average life remaining and discount rates of our leases were as follows:

	December 31, 2025		December 31, 2024	
	Operating	Finance	Operating	Finance
Weighted-average remaining lease term (years)	10.2	6.2	10.6	6.1
Weighted-average discount rate	4.7%	5.4%	4.6%	5.3%

Supplemental cash flow information related to leases was as follows:

	Years Ended December 31,		
	2025	2024	2023
	(In thousands)		
Cash paid for amounts in the measurement of lease liabilities:			
Operating cash flows for operating leases	$ 11,476	$ 11,181	$ 10,473
Operating cash flows for finance leases	8,150	7,371	5,191
Financing cash flows for finance leases	38,321	36,840	34,482
Total cash paid for amounts included in the measurement of lease liabilities	$ 57,947	$ 55,392	$ 50,146
New finance leases	46,046	54,118	57,962
Finance lease renewals and extensions	3	443	829
Right-of-use assets obtained in exchange for finance lease liabilities	$ 46,049	$ 54,561	$ 58,791
New operating leases	3,103	5,067	6,534
Operating lease renewals and extensions	4,208	4,081	2,985
Right-of-use assets obtained in exchange for operating lease liabilities	$ 7,311	$ 9,148	$ 9,519

We have 80 operating leases where we are the lessor and the non-cancelable term is greater than one year, resulting in $3.6 million and $3.9 million in lease income for the years ended December 31, 2025, and 2024, respectively. We determine whether an arrangement is or contains a lease at the inception of the arrangement based on the terms of the arrangement. We lease retail space, office space, and land, and we are party to cellular agreements and land easements. The underlying assets of these lease agreements are buildings and land. We generally do not have sales-type leases, direct financing leases, or lease receivables. Certain of our agreements include variable rental income based on a percentage of sales over base contractual levels. Renewal options that can be cancelled by the lessees are not included in our disclosure of future lease income, which includes only the non-cancelable terms and fixed escalation provisions. Certain lease arrangements contain options to purchase the property at fair value at the conclusion of the lease term. Non-lease components are excluded from rental income disclosures.

Future undiscounted lease income from operating leases where we are the lessor were as follows as of December 31, 2025 (in thousands):

2026	$ 3,317
2027	2,582
2028	2,265
2029	1,598
2030	880
2031 and thereafter	4,825
Total expected cash receipts	$ 15,467

We own certain land, buildings, and improvements for the sole purpose of generating lease income. Property is recorded at cost, and depreciation is recognized ratably over the estimated useful lives of the various classes of assets. Buildings and improvements are depreciated over a period ranging from ten years to forty years. For these properties, we recorded depreciation expense of $0.4 million for the years ended December 31, 2025, 2024, and 2023. As of December 31, 2025, our Consolidated Balance Sheet includes land of $24.7 million, and buildings and improvements of $9.3 million, net of $2.7 million accumulated depreciation, related to the buildings and improvements.

9. Commitments and Contingencies

Insurance Loss Reserves

We purchase various insurance products with high deductibles including: comprehensive general liability, morticians and cemetery professional liability, automobile liability, and workers' compensation. The high-deductible insurance program means we are primarily self-insured for claims and associated costs and losses covered by these policies. As of December 31, 2025 and 2024, we had self-insurance reserves of $108.4 million and $105.8 million, respectively.

Litigation and Regulatory Matters

We are a party to various litigation and regulatory matters, investigations, and proceedings. Some of the more frequent routine litigations incidental to our business are based on operational claims and employment-related matters, including discrimination, harassment, and wage and hour laws and regulations. For each of our outstanding legal matters, we evaluate the merits of the case, our exposure to the matter, possible legal or settlement strategies, and the likelihood of an unfavorable outcome. We intend to vigorously defend ourselves in the matters described herein; however, if we determine that an unfavorable outcome is probable and can be reasonably estimated, or if we determine an amount for which we would be willing to settle the matter to avoid further costs and risk, we establish the necessary accruals. We hold certain insurance policies that may reduce cash outflows with respect to an adverse outcome of these matters. We accrue such insurance recoveries when they become probable of being paid and can be reasonably estimated.

Unclaimed Property Audits

We have received notices from auditors representing the unclaimed property departments of approximately forty states regarding the escheatment of preneed trust funds held in association with unused preneed funeral and cemetery contracts ("Unused Preneed Trust Funds"). The states claim that these Unused Preneed Trust Funds are subject to the states' unclaimed property or escheatment laws and generally assert that all or a portion of the Unused Preneed Trust Funds are escheatable if the beneficiary and/or purchaser is deceased or presumed deceased and no services or merchandise have been provided. We received notice that no additional property is due to be reported for the states of Alabama, Connecticut, Iowa, Kentucky, Maryland, Massachusetts, Montana, Nebraska, Nevada, New Mexico, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, South Dakota, Texas, West Virginia, and Wyoming. We consider the unclaimed property audits resolved in those nineteen states.

We have entered into an audit resolution agreement with the State of Florida Department of Financial Services and Division of Unclaimed Property ("Florida Agreement"). The Florida Agreement provides for us to retain the trust fund earnings and to escheat the principal to the State of Florida, which resulted in an increase in trust fund income in 2023, 2024 and 2025.

We have reserved all of our rights, claims, and defenses. Given the nature of these matters, we are unable to reasonably estimate the total possible loss or ranges of loss, if any.

10. Equity

(All shares reported in whole numbers)

Share Authorization

We are authorized to issue 1,000,000 shares of preferred stock, $1 per share par value. No preferred shares were issued as of December 31, 2025 or 2024. At December 31, 2025 and 2024, 500,000,000 common shares of $1 par value were authorized. We had 141,957,004 and 146,668,589 shares issued and 139,678,199 and 144,694,887 outstanding at par at December 31, 2025 and 2024, respectively.

Accumulated Other Comprehensive Income

The assets and liabilities of foreign operations are translated into U.S. dollars using the current exchange rate. The U.S. dollar amount that arises from such translation, as well as exchange gains and losses on intercompany balances of a long-term investment nature, are included in the cumulative currency translation adjustments in *Accumulated other comprehensive income.*

Share Repurchase Program

Subject to market conditions, normal trading restrictions, and limitations in our debt covenants, we may make purchases in the open market or through privately negotiated transactions under our share repurchase program. In 2025, we repurchased 5,864,563 shares of our common stock at an aggregate cost of $464.2 million, which is an average cost per share of $79.15. In 2024, we repurchased 3,439,551 shares of our common stock at an aggregate cost of $249.8 million, which is an average cost per share of $72.63. In May 2025, our Board of Directors increased our share repurchase authorization to $600.0 million. After these repurchases and the increase in authorization, the remaining dollar value of shares authorized to be purchased under the share repurchase program was $356.7 million at December 31, 2025.

Subsequent to December 31, 2025, we repurchased 552,313 shares for $44.4 million at an average cost per share of $80.48.

11. Share-Based Compensation

Stock Benefit Plans

We maintain benefit plans whereby shares of our common stock may be issued pursuant to the exercise of stock options or restricted stock granted to officers and key associates. Our Amended and Restated Incentive Plan ("the 1996 Plan") reserved 44,000,000 shares of our common stock for outstanding and future awards of stock options, restricted stock, and other share-based awards to officers and key associates. In May 2017, our shareholders approved the amended 2016 Equity Incentive Plan ("the 2016 Plan"), which reserved 13,404,404 shares of common stock for outstanding and future awards of stock options, restricted stock, and other awards to officers and key associates.

Our benefit plans allow for options to be granted as either non-qualified or incentive stock options. The options historically have been granted annually, or upon hire, as approved by the Compensation Committee of the Board of Directors. The options are granted with an exercise price equal to the market price of our common stock on the date of the grant, as approved by the Compensation Committee of the Board of Directors. The options are generally exercisable at a rate of $33^{1}/_{3}$% each year unless alternative vesting methods are approved by the Compensation Committee of the Board of Directors. Outstanding options will expire, if not exercised or forfeited, within eight years from the date of grant. Restricted shares are generally expensed ratably over the period during which the restrictions lapse, which is typically $33^{1}/_{3}$% each year. At December 31, 2025 and 2024, 2,255,668 and 2,821,617 shares, respectively, were reserved for future option and restricted share grants under our stock benefit plans.

We utilize the Black-Scholes option valuation model for estimating the fair value of our stock options. This model allows the use of a range of assumptions related to volatility, risk-free interest rate, expected holding period, and dividend yield. The expected volatility utilized in the valuation model is based on the historical volatility of our stock price. The dividend yield and expected holding period are based on historical experience and management's estimate of future events. The risk-free interest rate is derived from the U.S. Treasury yield curve based on the expected life of the option in effect at the time of grant. The fair values of our stock options are calculated using the following weighted average assumptions, based on the methods described above:

Assumptions	Years Ended December 31,		
	2025	2024	2023
Dividend yield	1.7%	1.8%	1.6%
Expected volatility	25.4%	25.7%	25.4%
Risk-free interest rate	4.3%	4.3%	4.0%
Expected holding period (years)	5.0	4.8	4.5

The following table summarizes certain information with respect to stock option and restricted share compensation included in our Consolidated Statement of Operations:

	Years Ended December 31,		
	2025	2024	2023
	(In thousands)		
Pretax employee share-based compensation expense included in net income	$ 15,923	$ 17,163	$ 15,423
Pretax director share-based compensation expense included in net income	$ 1,710	$ 1,620	$ 1,620
Total pretax share-based compensation expense included in net income	$ 17,633	$ 18,783	$ 17,043
Income tax benefit related to share-based compensation included in net income	$ 4,459	$ 4,358	$ 4,224

Stock Options

The following table sets forth stock option activity for the year ended December 31, 2025 (shares reported in whole numbers):

	Options	Weighted-Average Exercise Price
Outstanding at December 31, 2024	3,643,548	$ 53.00
Granted	327,963	$ 78.57
Exercised	(704,448)	$ 41.74
Outstanding at December 31, 2025	3,267,063	$ 57.99
Exercisable at December 31, 2025	2,589,716	$ 53.75

The aggregate intrinsic value for stock options outstanding and exercisable was $65.5 million and $62.7 million, respectively, at December 31, 2025.

Set forth below is certain information related to stock options outstanding and exercisable at December 31, 2025 (shares reported in whole numbers):

Range of Exercise Price	Options Outstanding			Options Exercisable	
	Number Outstanding at December 31, 2025	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price	Number Exercisable at December 31, 2025	Weighted-Average Exercise Price
$35.01 — 45.00	467,588	1.0	$ 42.01	467,588	$ 42.01
$45.01 — 55.00	1,199,319	2.6	$ 50.27	1,199,319	$ 50.27
$55.01 — 65.00	527,703	4.1	$ 59.76	527,703	$ 59.76
$65.01 — 75.00	744,490	5.6	$ 70.16	395,106	$ 70.21
$75.01 — 85.00	327,963	7.1	$ 78.57	—	$ —
$0.00 — 85.00	3,267,063	3.8	$ 57.99	2,589,716	$ 53.75

Other information pertaining to stock options was as follows (in thousands, except weighted-average grant date fair value):

	Years Ended December 31,		
	2025	2024	2023
Weighted average grant-date fair value of stock options granted	$ 20.04	$ 17.28	$ 16.86
Total fair value of stock options vested	$ 5,720	$ 6,485	$ 6,059
Total intrinsic value of stock options exercised	$ 27,855	$ 70,019	$ 37,115
Cash received from the exercise of stock options	$ 29,401	$ 56,683	$ 24,181
Recognized compensation expense	$ 6,076	$ 6,701	$ 5,929

As of December 31, 2025, the unrecognized compensation expense related to stock options of $7.2 million is expected to be recognized over a weighted average period of 1.7 years.

Restricted Shares

The fair value of our restricted share awards and units, as determined on the grant date, is being amortized and charged to income (with an offsetting credit to *Capital in excess of par value*) generally over the average period during which the restrictions lapse.

Restricted share award activity was as follows (share awards reported in whole numbers):

	Restricted Share Awards	Weighted-Average Grant-Date Fair Value
Nonvested restricted share awards at December 31, 2024	174,989	$ 68.41
Granted	85,627	$ 78.57
Vested	(86,841)	$ 66.70
Nonvested restricted share awards at December 31, 2025	173,775	$ 74.27

Other information pertaining to restricted share awards was as follows (in thousands, except weighted-average grant date fair value):

	Years Ended December 31,		
	2025	2024	2023
Recognized compensation expense related to restricted share awards	$ 6,209	$ 6,743	$ 6,128
Weighted-average grant date fair value for nonvested restricted stock granted	$ 78.57	$ 69.98	$ 70.34
Total fair market value of restricted share awards vested	$ 5,792	$ 6,687	$ 6,130
Aggregate intrinsic value of restricted share awards vested	$ 1,006	$ 2,155	$ 1,715

At December 31, 2025, unrecognized compensation expense of $7.7 million related to restricted share awards is expected to be recognized over a weighted average period of 1.8 years.

Restricted share units activity was as follows (share units reported in whole numbers):

	Restricted Share Units		Weighted-Average Grant-Date Fair Value
Nonvested restricted share units at December 31, 2024	103,954	$	68.42
Granted	54,344	$	78.57
Vested	(51,573)	$	66.73
Forfeited and other	(3,940)	$	74.28
Nonvested restricted share units at December 31, 2025	102,785	$	74.41

Other information pertaining to restricted share units was as follows (in thousands, except weighted-average grant date fair value):

	Years Ended December 31,					
		2025		2024		2023
Recognized compensation expense related to restricted share units	$	3,637	$	3,720	$	3,366
Weighted-average grant date fair value for nonvested restricted share units granted	$	78.57	$	69.98	$	70.34
Total fair market value of restricted share units vested	$	3,441	$	3,634	$	3,221
Aggregate intrinsic value of restricted share units vested	$	596	$	1,188	$	1,000

At December 31, 2025, the unrecognized compensation expense related to restricted share units of $4.5 million is expected to be recognized over a weighted average period of 1.8 years.

Performance Units

During 2025, 2024, and 2023, we granted 84,004, 96,761 and 88,084 performance units, respectively. At December 31, 2025, there were 277,806 performance units outstanding. Total compensation expense for performance units was $6.4 million, $10.8 million, and $11.8 million for the years ended December 31, 2025, 2024, and 2023, respectively. For the year ended December 31, 2025 and 2024, cash paid to settle performance units was $10.3 million and $15.9 million, respectively. The fair value of the liability for these awards is calculated using a Monte Carlo simulation. The weighted average key assumptions as of December 31, 2025 were as follows:

Share price at beginning of performance period	$	72.23
Risk-free interest rate		3.48 %
Expected volatility		22.2 %
Fair value of share-based performance units outstanding	$	77.96

At December 31, 2025, the unrecognized compensation expense related to performance units of $6.6 million is expected to be recognized over a weighted average period of 1.4 years.

12. Retirement Plans

We currently have a supplemental retirement plan for certain current and former key employees (SERP), a supplemental retirement plan for officers and certain key employees (Senior SERP), and a Stewart Supplemental Retirement Plan (collectively, the "Plans"). All of our Plans are unfunded and have a measurement date of December 31.

The Plans are frozen; therefore, the participants do not earn incremental benefits from additional years of service, and we do not incur any additional service cost.

Retirement benefits under the SERP are based on years of service and average monthly compensation, reduced by benefits under Social Security. The Senior SERP provides retirement benefits based on years of service and position.

We recognize pension related gains and losses in *Other income, net* on our Consolidated Statement of Operations in the year such gains and losses are incurred. The components of the Plans' net periodic benefit cost were as follows:

	Years Ended December 31,					
		2025		2024		2023
			(In thousands)			
Interest cost on projected benefit obligation	$	678	$	674	$	797
Recognized net actuarial (gain) loss		(154)		(995)		654
Total net periodic benefit (gain) cost	$	524	$	(321)	$	1,451

The Plans' funded status were as follows:

		Years Ended December 31,		
		2025		2024
		(In thousands)		
Change in Benefit Obligation:				
Benefit obligation at beginning of year	$	13,332	$	15,363
Interest cost		678		674
Actuarial gain		(154)		(995)
Benefits paid		(1,572)		(1,710)
Benefit obligation at end of year	$	12,284	$	13,332
Change in Plan Assets:				
Fair value of plan assets at beginning of year	$	—	$	—
Employer contributions		1,572		1,710
Benefits paid, including expenses		(1,572)		(1,710)
Fair value of plan assets at end of year	$	—	$	—
Funded status of plan	$	(12,284)	$	(13,332)
Funding Summary:				
Projected benefit obligation	$	12,284	$	13,332
Accumulated benefit obligation	$	12,284	$	13,332
Amounts Recognized in the Consolidated Balance Sheet:				
Included in *Accounts payable and accrued liabilities*	$	(1,518)	$	(1,825)
Included in *Other liabilities*		(10,766)		(11,507)
Total accrued liability	$	(12,284)	$	(13,332)

The retirement benefits under the Plans are unfunded obligations of the Company. We have purchased various life insurance policies on certain participants in the Plans with the intent to use the proceeds or any cash value buildup from these policies to assist in meeting, at least to the extent of such assets, the Plans' funding requirements. The face value of these insurance policies at December 31, 2025 and 2024 was $37.7 million and $37.1 million, respectively, and the cash surrender value was $30.8 million and $30.1 million, respectively. The outstanding loans against the policies are minimal and there are no restrictions in the policies regarding loans.

The Plans' weighted-average assumptions used to determine the benefit obligation and net periodic benefit cost are as follows:

	Years Ended December 31,		
	2025	2024	2023
Weighted-average discount rate used to determine obligations	4.97 %	5.41 %	4.94 %
Weighted-average discount rate used to determine net periodic benefit cost	5.37 %	4.94 %	5.34 %

We determine our discount rate used to compute future benefit obligations using an analysis of expected future benefit payments. The reasonableness of our discount rate is verified by comparing the rate to the rate earned on high-quality fixed income investments, such as the Moody's Aa index, plus 50 basis points. The assumed rate of return on plan assets was not applicable as we pay plan benefits as they come due. As all Plans are frozen, the assumed rate of compensation increase is zero.

The following benefit payments are expected to be paid over the next ten years related to our Plans (in thousands):

2026	$	1,518
2027		1,453
2028		1,384
2029		1,286
2030		1,230
Years 2031 through 2035		5,413
Total expected benefit payments	$	12,284

We also have an employee savings plan that qualifies under Section 401(k) of the Internal Revenue Code for the exclusive benefit of our United States employees. Under the plan, participating employees may contribute a portion of their pretax and/ or after-tax income in accordance with specified guidelines up to a maximum of 50%.

During 2025, 2024, and 2023, we matched a percentage of the employee contributions through contributions of cash. For these years, our matching contribution was based upon the following:

Years of Vesting Service	Percentage of Deferred Compensation
0 — 5 years	75% of the first 6% of deferred compensation
6 — 10 years	100% of the first 6% of deferred compensation
11 or more years	125% of the first 6% of deferred compensation

The amount of our matched contributions in 2025, 2024, and 2023 was $56.2 million, $54.5 million, and $52.8 million, respectively.

13. Segment Reporting

Our operations are both product-based and geography-based, and the reportable and operating segments presented below include our funeral and cemetery operations. Our geographic areas include the United States and Canada, where we conduct both funeral and cemetery operations.

Our Chief Operating Decision Maker (CODM) is our Chief Executive Officer, who is responsible for making key operating, finance, and capital allocation decisions and specifically uses segment gross profit to aid in the decision making and to assess the performance of the operating segments.

Our reportable segment information, including disaggregated revenue, was as follows and includes a reconciliation of gross profit to our consolidated income before income taxes.

		Years Ended December 31,				
		2025		**2024**		**2023**
		(In thousands)				
Funeral revenue:						
Atneed revenue	$	1,209,585	$	1,185,801	$	1,185,413
Matured preneed revenue		769,136		725,810		715,298
Core funeral revenue		1,978,721		1,911,611		1,900,711
Non-funeral home revenue		107,630		94,763		85,904
Non-funeral home preneed sales revenue		93,195		104,763		134,770
Core general agency and other revenue		225,984		213,063		181,646
Total funeral revenue		2,405,530		2,324,200		2,303,031
Direct cost		(344,053)		(344,133)		(351,327)
Selling compensation		(192,129)		(177,887)		(173,430)
Salaries & fringe expense		(670,790)		(653,753)		(636,763)
Facility expenses		(272,295)		(258,556)		(240,553)
Other costs and overhead		(430,496)		(424,609)		(403,852)
Total funeral expense		(1,909,763)		(1,858,938)		(1,805,925)
Funeral gross profit	$	495,767	$	465,262	$	497,106
Cemetery revenue:						
Atneed revenue		435,682		431,966		433,925
Recognized preneed property revenue		896,166		892,657		874,724
Recognized preneed merchandise and services revenue		421,696		402,972		365,018
Core cemetery revenue		1,753,544		1,727,595		1,673,667
Other revenue		150,160		134,584		123,080
Total cemetery revenue		1,903,704		1,862,179		1,796,747
Direct cost		(252,144)		(258,339)		(261,826)
Selling compensation		(344,764)		(329,080)		(327,154)
Maintenance expense		(267,668)		(261,570)		(247,790)
Other costs and overhead		(394,821)		(387,795)		(365,276)
Total cemetery expense		(1,259,397)		(1,236,784)		(1,202,046)
Cemetery gross profit	$	644,307	$	625,395	$	594,701
Total revenue from customers		4,309,234		4,186,379		4,099,778
Total segment expenses		(3,169,160)		(3,095,722)		(3,007,971)
Gross profit from reportable segments		1,140,074		1,090,657		1,091,807
Corporate general and administrative expenses		(166,158)		(139,019)		(157,368)
Restructuring charge		(1,980)		(11,470)		—
Gains (loss) on divestitures and impairment charges, net		6,151		(12,488)		9,816
Operating income		978,087		927,680		944,255
Interest expense		(255,372)		(257,771)		(239,447)
Losses on early extinguishment of debt, net		(523)		(25)		(1,114)
Other income, net		7,591		5,534		4,912
Income before income taxes	$	729,783	$	675,418	$	708,606

Other reportable segment information as of and for the year ended December 31 was as follows:

	Reportable Segments		Total		
	Funeral	Cemetery	Segments	Corporate	Consolidated
			(In thousands)		
2025					
Interest expense	$ 7,810	$ 1,104	$ 8,914	$ 246,458	$ 255,372
Depreciation and amortization	$ 153,928	$ 55,733	$ 209,661	$ 9,993	$ 219,654
Amortization of intangibles	$ 10,082	$ 6,285	$ 16,367	$ 3	$ 16,370
Amortization of cemetery property	$ —	$ 104,262	$ 104,262	$ —	$ 104,262
Capital expenditures	$ 151,208	$ 234,498	$ 385,706	$ 2,847	$ 388,553
Total assets	$ 7,296,780	$ 10,690,258	$ 17,987,038	$ 667,474	$ 18,654,512
2024					
Interest expense	$ 4,073	$ 893	$ 4,966	$ 252,805	$ 257,771
Depreciation and amortization	$ 145,759	$ 51,254	$ 197,013	$ 11,198	$ 208,211
Amortization of intangibles	$ 10,544	$ 6,670	$ 17,214	$ 8	$ 17,222
Amortization of cemetery property	$ —	$ 102,510	$ 102,510	$ —	$ 102,510
Capital expenditures	$ 134,210	$ 231,712	$ 365,922	$ 7,737	$ 373,659
Total assets	$ 6,996,897	$ 9,868,033	$ 16,864,930	$ 514,508	$ 17,379,438
2023					
Interest expense	$ 2,092	$ 764	$ 2,856	$ 236,591	$ 239,447
Depreciation and amortization	$ 133,544	$ 46,713	$ 180,257	$ 11,015	$ 191,272
Amortization of intangibles	$ 12,025	$ 6,706	$ 18,731	$ 5	$ 18,736
Amortization of cemetery property	$ —	$ 101,234	$ 101,234	$ —	$ 101,234
Capital expenditures	$ 125,922	$ 212,406	$ 338,328	$ 23,465	$ 361,793

Our geographic area information as of and for the year ended December 31 was as follows:

	United States	Canada	Total
		(In thousands)	
2025			
Revenue from external customers	$ 4,095,100	$ 214,134	$ 4,309,234
Interest expense	$ 254,984	$ 388	$ 255,372
Depreciation and amortization	$ 207,148	$ 12,506	$ 219,654
Amortization of intangibles	$ 16,162	$ 208	$ 16,370
Amortization of cemetery property	$ 100,976	$ 3,286	$ 104,262
Operating income	$ 924,706	$ 53,381	$ 978,087
Gain on divestitures and impairment charges, net	$ 6,046	$ 105	$ 6,151
Long-lived assets	$ 8,122,372	$ 360,941	$ 8,483,313
2024			
Revenue from external customers	$ 3,967,573	$ 218,806	$ 4,186,379
Interest expense	$ 257,383	$ 388	$ 257,771
Depreciation and amortization	$ 196,281	$ 11,930	$ 208,211
Amortization of intangibles	$ 16,996	$ 226	$ 17,222
Amortization of cemetery property	$ 98,610	$ 3,900	$ 102,510
Operating income	$ 871,760	$ 55,920	$ 927,680
(Loss) gain on divestitures and impairment charges, net	$ (13,471)	$ 983	$ (12,488)
Long-lived assets	$ 7,786,598	$ 322,146	$ 8,108,744
2023			
Revenue from external customers	$ 3,881,333	$ 218,445	$ 4,099,778
Interest expense	$ 239,103	$ 344	$ 239,447
Depreciation and amortization	$ 180,093	$ 11,179	$ 191,272
Amortization of intangibles	$ 18,495	$ 241	$ 18,736
Amortization of cemetery property	$ 97,471	$ 3,763	$ 101,234
Operating income	$ 887,110	$ 57,145	$ 944,255
Gain on divestitures and impairment charges, net	$ 8,512	$ 1,304	$ 9,816

14. Supplementary Information

The detail of certain balance sheet accounts is as follows:

	Years Ended December 31,		
	2025		**2024**
	(In thousands)		
Cash and cash equivalents:			
Cash	$ 159,418	$	142,386
Commercial paper and temporary investments	84,163		76,380
	$ 243,581	$	218,766
Other current assets:			
Income tax receivable	$ 4,999	$	3,775
Prepaid insurance	4,536		4,824
Prepaid expenses	15,891		15,827
Restricted cash	2,231		2,000
Other	4,894		4,479
	$ 32,551	$	30,905
Cemetery property:			
Undeveloped land	$ 1,420,619	$	1,380,619
Developed lots, lawn crypts, mausoleum spaces, cremation niches, and cremation memorialization property	781,348		748,785
	$ 2,201,967	$	2,129,404
Property and equipment, net:			
Land	$ 812,786	$	793,520
Buildings and improvements	3,049,390		2,803,194
Operating equipment	890,779		893,074
Leasehold improvements	52,170		51,479
Finance leases	351,881		339,999
	5,157,006		4,881,266
Less: Accumulated depreciation	(2,198,683)		(2,100,292)
Less: Accumulated amortization of finance leases	(206,562)		(199,905)
	$ 2,751,761	$	2,581,069
Deferred charges and other assets:			
Intangible assets, net	$ 473,574	$	512,382
Restricted cash	656		633
Deferred tax assets	7,897		6,890
Notes receivable, net of reserves of $1,952 and $1,796, respectively	7,067		8,293
Cash surrender value of insurance policies	260,068		244,439
Deferred incremental direct selling costs	448,011		430,262
Operating leases	47,535		50,113
Other	115,722		64,244
	$ 1,360,530	$	1,317,256

	Years Ended December 31,	
	2025	**2024**
	(In thousands)	
Accounts payable and accrued liabilities:		
Accounts payable	$ 233,926	$ 203,344
Accrued benefits	143,457	144,450
Accrued interest	33,924	36,710
Accrued property taxes	14,897	15,319
Self-insurance reserves	108,448	105,775
Legal reserves	19,049	13,795
Bank overdrafts	26,169	30,173
Operating leases	8,201	7,861
Other accrued liabilities	97,085	81,847
	$ 685,156	$ 639,274
Other liabilities:		
Accrued benefit costs	$ 10,766	$ 11,507
Deferred compensation	236,003	223,948
Customer refund obligation reserve	34,252	35,354
Tax liability	684	1,235
Payable to perpetual care trust	207,459	171,977
Operating leases	42,585	45,269
Other	19,044	24,190
	$ 550,793	$ 513,480

Certain Non-Cash Investing and Financing Transactions

	Years Ended December 31,		
	2025	**2024**	**2023**
	(In thousands)		
Net change in capital expenditure accrual	$ (6,650)	$ 2,185	$ 9,171
Excise tax accrual on shares repurchased	$ 4,279	$ 754	$ 4,724

15. Earnings Per Share

Basic earnings per common share (EPS) excludes dilution and is computed by dividing *Net income attributable to common stockholders* by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other obligations to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that shared in our earnings.

A reconciliation of the numerators and denominators of basic and diluted EPS is presented below:

	Years Ended December 31,		
	2025	2024	2023
	(In thousands, except per share amounts)		
Amounts attributable to common stockholders:			
Net income — basic and diluted	$ 542,614	$ 518,648	$ 537,317
Weighted average shares:			
Weighted average shares — basic	141,603	145,271	150,565
Stock options	1,025	1,444	1,726
Restricted share units	61	67	60
Weighted average shares — diluted	142,689	146,782	152,351
Amounts attributable to common stockholders:			
Net income per share:			
Basic	$ 3.83	$ 3.57	$ 3.57
Diluted	$ 3.80	$ 3.53	$ 3.53

The computation of diluted earnings per share excludes outstanding stock options in certain periods in which the inclusion of such options would be antidilutive to the periods presented. Total antidilutive options not currently included in the computation of dilutive EPS are as follows (in shares):

	Years Ended December 31,		
	2025	2024	2023
	(In thousands)		
Antidilutive options	638	709	845

16. Acquisitions and Divestiture-Related Activities

Acquisitions

We spent $101.7 million and $182.9 million for several business acquisitions during the twelve months ended December 31, 2025 and 2024, respectively. This includes $0.4 million and $1.7 million of cash acquired in 2025 and 2024, respectively. In addition, we spent $18.5 million and $62.1 million for several real estate acquisitions during the twelve months ended December 31, 2025 and 2024, respectively.

In the third quarter of 2024, we acquired 10 funeral homes and 2 cemeteries. This includes two separate acquisitions in major metropolitan markets for $120.6 million in cash in the third quarter.

The primary reasons for the acquisitions and the principal factors that contributed to the recognition of goodwill in these acquisitions were:

- the acquisitions enhance our network footprint, enabling us to serve a number of new, complementary areas; and

- the acquisitions of the preneed backlog of deferred revenues enhance our long-term stability.

The following table summarizes the fair values of the assets acquired and liabilities assumed in the two separate acquisitions during the year ended 2024 after measurement period adjustments (in thousands):

Other current assets	$	2,201
Cemetery property		2,143
Property and equipment, net		51,259
Preneed receivables, net and trust investments		41,018
Deferred charges and other assets		340
Cemetery perpetual care trust investments		9,223
Goodwill		97,768
Total assets acquired		203,952
Current liabilities		2,369
Deferred revenue and deferred receipts held in trust		55,806
Long-term debt		15,431
Care trusts' corpus		9,223
Other liabilities		476
Total liabilities assumed		83,305
Net assets acquired	$	120,647

Goodwill and land recorded in the acquisitions are not subject to amortization; however, the goodwill will be tested periodically for impairment. Of the $97.8 million in recognized goodwill, $77.9 million is deductible for tax purposes. Of this total, $34.0 million was allocated to our cemetery segment, while $63.8 million was allocated to our funeral segment.

Divestiture-Related Activities

As divestitures occur in the normal course of business, gains or losses on the sale of such locations are recognized in the Consolidated Statement of Operations line item *Gains (losses) on divestitures and impairment charges, net*, which consist of the following:

	Years Ended December 31,					
		2025		2024		2023
		(In thousands)				
Gains on divestitures, net	$	9,551	$	11,337	$	12,543
Impairment losses		(3,400)		(23,825)		(2,727)
Gains (losses) on divestitures and impairment charges, net	$	6,151	$	(12,488)	$	9,816

Service Corporation International
Schedule II - Valuation and Qualifying Accounts
Three Years Ended December 31, 2025

Description		Balance at Beginning of Period		Charged (Credited) to Costs and Expenses		Charged (Credited) to Write-offs & Other Accounts		Balance at End of Period
				(In thousands)				
Current Provision:								
Reserve for credit losses:								
Year Ended December 31, 2025	$	4,040	$	5,796	$	(5,892)	$	3,944
Year Ended December 31, 2024	$	4,382	$	5,111	$	(5,453)	$	4,040
Year Ended December 31, 2023	$	6,186	$	3,764	$	(5,568)	$	4,382
Due After One Year:								
Reserve for credit losses:								
Year Ended December 31, 2025	$	2,367	$	87	$	6	$	2,460
Year Ended December 31, 2024	$	2,345	$	—	$	22	$	2,367
Year Ended December 31, 2023	$	3,602	$	(510)	$	(747)	$	2,345
Preneed Receivables, Net:								
Reserve for credit losses:								
Year Ended December 31, 2025	$	35,857	$	3,011	$	(4,188)	$	34,680
Year Ended December 31, 2024	$	32,475	$	6,431	$	(3,049)	$	35,857
Year Ended December 31, 2023	$	27,314	$	7,991	$	(2,830)	$	32,475
Deferred Tax Valuation Allowance:								
Year Ended December 31, 2025	$	99,325	$	(3,861)	$	—	$	95,464
Year Ended December 31, 2024	$	108,834	$	(9,509)	$	—	$	99,325
Year Ended December 31, 2023	$	118,939	$	(10,105)	$	—	$	108,834

Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We have established disclosure controls and procedures that are designed to ensure that the information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934, as amended (the "Exchange Act") is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that such information is accumulated and communicated to management, including our principal executive officer and principal financial officer (who are our Chief Executive Officer and Chief Financial Officer, respectively) as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met.

In connection with the preparation of this Annual Report on Form 10-K for the year ended December 31, 2025, an evaluation was performed under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures as defined in Rules 13a-15(c) and 15d-15(e) were effective as of December 31, 2025 to provide reasonable assurance that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms and (ii) accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements prepared for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2025 using the criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment and those criteria, management concluded that our internal control over financial reporting was effective as of December 31, 2025.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2025, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is included in Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

No changes in our internal control over financial reporting occurred during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

During the three months ended December 31 2025, no director or officer (as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934) of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 10. Directors, Executive Officers, and Corporate Governance

Item 11. Executive Compensation

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Item 13. Certain Relationships and Related Transactions and Director Independence

Item 14. Principal Accountant Fees and Services

The information required by each of Items 10, 11, 12, 13, and 14, except as included below, is incorporated herein by reference to the Service Corporation International Proxy Statement for our 2026 Annual Meeting of shareholders.

The information regarding our executive officers called for by Item 401 of Regulation S-K and the information regarding our code of ethics called for by Item 406 of Regulation S-K has been included in PART I of this report. The information regarding our equity compensation plan information called for by Item 201(d) of Regulation S-K is set forth below.

Equity Compensation Plan Information at December 31, 2025:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants, and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders	3,267,063	$ 57.99	2,255,668

Item 15. Exhibits and Financial Statement Schedule

(a)(1)-(2) Financial Statements and Schedule:

The financial statements and schedule are listed in the accompanying Index to Financial Statements and Related Schedule on page 40 of this report.

(3) Exhibits:

Exhibit Index

Pursuant to Item 601 of Reg. S-K

Exhibit Number		Description
3.1	—	Restated Articles of Incorporation (Incorporated by reference to Exhibit 3.1 to Registration Statement No. 333-10867 on Form S-3).
3.2	—	Articles of Amendment to Restated Articles of Incorporation (Incorporated by reference to Exhibit 3.1 to Form 10-Q for the fiscal quarter ended September 30, 1996).
3.3	—	Certificate of Amendment to Restated Articles of Incorporation (Incorporated by reference to Exhibit 3.1 to Form 8-K filed May 25, 2018).
3.4	—	Statement of Resolution Establishing Series of Shares of Series D Junior Participating Preferred Stock, dated July 27, 1998 (Incorporated by reference to Exhibit 3.2 to Form 10-Q for the fiscal quarter ended June 30, 1998).
3.5	—	Bylaws of the Company. (Incorporated by reference to Exhibit 3.1 to Form 8-K filed August 7, 2025).
4.1	—	Senior Indenture dated as of February 1, 1993 by and between the Company and The Bank of New York, as trustee (Incorporated by reference as Exhibit 4.1 to Form S-4 filed September 2, 2004 (File No. 333-118763)).
4.2	—	Agreement of Resignation, Appointment of Acceptance, dated December 12, 2005, among the Company, The Bank of New York and The Bank of New York Trust Company, N.A., appointing a successor trustee for the Senior Indenture dated as of February 1, 1993 (Incorporated by reference to Exhibit 4.1 to Form 10-Q for the fiscal quarter ended June 30, 2005).
4.3	—	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (Incorporated by reference to Exhibit 4.3 to Form 10-K for the year ended December 31, 2019).
4.4	—	Nineteenth Supplemental Indenture dated as of September 17, 2024, among Service Corporation International, The Bank of New York Mellon Trust Company, N.A., as successor to The Bank of New York, as original trustee and BOKF, NA, as series trustee, and Form of 5.750% Senior Notes due 2032 (Incorporated by reference to Exhibit 4.2 to Form 8-K filed September 17, 2024).
10.1	—	Retirement Plan For Non-Employee Directors (Incorporated by reference by Exhibit 10.1 to Form 10-K for the year ended December 31, 2018).
10.2	—	First Amendment to Retirement Plan For Non-Employee Directors (Incorporated by reference to Exhibit 10.2 to Form 10-K for the fiscal year ended December 31, 2000).
10.3	—	Second Amendment to Retirement Plan for Non-Employee Directors (Incorporated by reference to Exhibit 10.3 to Form 10-K for the fiscal year ended December 31, 2010).
10.4	—	Third Amendment to Terminate the Retirement Plan for Non-Employee Directors (Incorporated by reference to Exhibit 10.4 to Form 10-K for the fiscal year ended December 31, 2022).
10.5	—	Employment and Noncompetition Agreement, dated January 1, 2022 between OFTC, Inc. and Thomas L. Ryan (Incorporated by reference to Exhibit 10.4 to Form 10-K for the fiscal year ended December 31, 2021).
10.6	—	Employment and Noncompetition Agreement, dated January 1, 2022, between OFTC, Inc. and Eric D. Tanzberger (Incorporated by reference to Exhibit 10.5 to Form 10-K for the fiscal year ended December 31, 2021).

Exhibit Number		Description
10.7	—	Employment and Noncompetition Agreement, dated January 1, 2022, between OFTC, Inc. and Sumner J. Waring, III (Incorporated by reference to Exhibit 10.6 to Form 10-K for the fiscal year ended December 31, 2021).
10.8	—	Employment and Noncompetition Agreement, dated January 1, 2022, between OFTC, Inc. and Elisabeth G. Nash (Incorporated by reference to Exhibit 10.35 to Form 10-Q for the quarterly period ended March 31, 2024).
10.9	—	Employment and Noncompetition Agreement, dated January 1, 2022, between OFTC, Inc. and John H. Faulk.
10.10	—	Form of Employment and Noncompetition Agreement pertaining to executive officers (Incorporated by reference to Exhibit 10.9 to Form 10-K for the fiscal year ended December 31, 2021).
10.11	—	Amended 1996 Incentive Plan (Incorporated by reference to Appendix A to Proxy Statement dated April 6, 2007).
10.12	—	Amended and Restated Incentive Plan (Incorporated by reference to Appendix B to Proxy Statement dated April 1, 2011).
10.13	—	2016 Equity Incentive Plan (Incorporated by reference to Annex C to Proxy Statement dated March 31, 2016).
10.14	—	Amended and Restated 2016 Equity Incentive Plan (Incorporated by reference to Annex C to Proxy Statement for the 2017 annual meeting of shareholders).
10.15	—	Amendment No. 1 to Service Corporation International Amended and Restated 2016 Equity Incentive Plan (Incorporated by reference to Exhibit 10.2 to Form 10-Q for the quarterly period ended June 30, 2017).
10.16	—	Supplemental Executive Retirement Plan for Senior Officers (as amended and restated effective as of January 1, 1998). (Incorporated by reference to Exhibit 10.28 to Form 10-K for the fiscal year ended December 31, 1998).
10.17	—	Amendment Two to Supplemental Executive Retirement Plan for Senior Officers (incorporated by reference to Exhibit 10.1 to Form 8-K dated December 22, 2022)
10.18	—	First Amendment to Supplemental Executive Retirement Plan for Senior Officers (Incorporated by reference to Exhibit 10.28 to Form 10-K for the fiscal year ended December 31, 2000).
10.19	—	SCI 401 (k) Retirement Savings Plan, including Adopting Employer Agreement and Directed Employee Benefit Agreement (Incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarterly period ended March 31, 2016).
10.20	—	First Amendment to the SCI 401 (k) Retirement Savings Plan (Incorporated by reference to Exhibit 10.16 to Form 10-K for the fiscal year ended December 31, 2016.)
10.21	—	Second Amendment to the 401 (k) Retirement Savings Plan (Incorporated by reference to Exhibit 10.17 to Form 10-K for the fiscal year ended December 31, 2016.)
10.22	—	Third Amendment to the 401(k) Retirement Savings Plan (Incorporated by reference to Exhibit 10.3 to Form 10-Q for the quarterly period ended June 30, 2017).
10.23	—	Fourth Amendment to the 401 (k) Retirement Savings Plan (Incorporated by reference to Exhibit 10.21 to Form 10-K for the fiscal year ended December 31, 2017.)
10.24	—	Fifth Amendment to the 401 (k) Retirement Savings Plan (Incorporated by reference to Exhibit 10.22 to Form 10-K for the fiscal year ended December 31, 2018.)
10.25	—	Sixth Amendment to the 401 (k) Retirement Savings Plan (Incorporated by reference to Exhibit 10.23 to Form 10-K for the fiscal year ended December 31, 2018.)
10.26	—	Seventh Amendment to 401(k) Retirement Savings Plan (Incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarterly period ended June 30, 2019).
10.27	—	Eighth Amendment to 401(k) Retirement Savings Plan (Incorporated by reference to Exhibit 10.6 to Form 10-Q for the quarterly period ended June 30, 2020).
10.28	—	Ninth Amendment to 401(k) Retirement Savings Plan (Incorporated by reference to Exhibit 10.26 to Form 10-K for the fiscal year ended December 31, 2021).
10.29	—	Amendment One to the Service Corporation International Amended and Restated Director Fee Plan, dated May 12, 2015 (Incorporated by reference to Exhibit 10.1 to Form 8-K dated May 18, 2015).
10.30	—	Form of Indemnification Agreement for officers and directors (Incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarterly period ended September 30, 2004).
10.31	—	Deferred Compensation Plan 2017 as Amended and Restated Effective January 1, 2017 (Incorporated by reference to Exhibit 10.25 to Form 10-K for the fiscal year ended December 31, 2017).

Exhibit Number		Description
10.32	—	Amendment One to the Deferred Compensation Plan 2017 (Incorporated by reference to Exhibit 10.28 to Form 10-Q for the quarterly period ended March 31, 2019).
10.33	—	Form of Performance Unit Grant Award Agreement (Incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarterly period ended March 31, 2024).
10.34	—	Credit Agreement, dated January 11, 2023, between Service Corporation International, JPMorgan Chase Bank, N.A., as administrative agent, and certain other financial institutions, as lenders thereto (Incorporated by reference to Exhibit 10.1 to Form 8-K filed January 12, 2023).
19.1	—	Securities Trading and Investment Policy (Incorporated by reference to Exhibit 19.1 to Form 10-K for the fiscal year ended December 31, 2024).
21.1	—	Subsidiaries of the Company.
23.1	—	Consent of Independent Registered Public Accounting Firm (PricewaterhouseCoopers LLP).
31.1	—	Certification of Thomas L. Ryan as Principal Executive Officer in satisfaction of Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	—	Certification of Eric D. Tanzberger as Principal Financial Officer in satisfaction of Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	—	Certification of Periodic Financial Reports by Thomas L. Ryan as Principal Executive Officer in satisfaction of Section 906 of the Sarbanes- Oxley Act of 2002.
32.2	—	Certification of Periodic Financial Reports by Eric D. Tanzberger as Principal Financial Officer in satisfaction of Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	—	Incentive Award Recoupment Policy for Executive Officers (Incorporated by reference to Exhibit 97.1 to Form 10-K for the fiscal year ended December 31, 2023).
101	—	Interactive data file formatted Inline XBRL.
104	—	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

In the above list, the management contracts or compensatory plans or arrangements are set forth in Exhibits 10.1 through 10.33.

Pursuant to Item 601(b)(4) of Regulation S-K, certain instruments on a consolidated basis are not filed as exhibits to this report with respect to long-term debt under which the total amount of securities authorized thereunder does not exceed 10 percent of the total assets of Registrant and its subsidiaries. Registrant agrees to furnish a copy of any such instrument to the Commission upon request.

(b) *Included in (a) above.*

(c) *Included in (a) above.*

Item 16. Form 10-K Summary

None.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant, Service Corporation International, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


SERVICE CORPORATION INTERNATIONAL

By: _____
/s/ LORI SPILDE

(Lori Spilde,
Senior Vice President, General Counsel, and Secretary)


Dated: February 12, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

Signature	Title	Date
/s/ THOMAS L. RYAN (Thomas L. Ryan)	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	February 12, 2026
/s/ ERIC D. TANZBERGER (Eric D. Tanzberger)	Executive Vice President, Chief Financial Officer (Principal Financial Officer)	February 12, 2026
/s/ TAMMY R. MOORE (Tammy R. Moore)	Vice President and Chief Accounting Officer (Principal Accounting Officer)	February 12, 2026
/s/ MARCUS A. WATTS (Marcus A. Watts)	Lead Independent Director	February 12, 2026
/s/ ALAN R. BUCKWALTER, III (Alan R. Buckwalter, III)	Director	February 12, 2026
/s/ ANTHONY L. COELHO (Anthony L. Coelho)	Director	February 12, 2026
/s/ JAKKI L. HAUSSLER (Jakki L. Haussler)	Director	February 12, 2026
/s/ THAD HILL (Thad Hill)	Director	February 12, 2026
/s/ VICTOR L. LUND (Victor L. Lund)	Director	February 12, 2026
/s/ ELLEN OCHOA (Ellen Ochoa)	Director	February 12, 2026
/s/ C. PARK SHAPER (C. Park Shaper)	Director	February 12, 2026
/s/ SARA MARTINEZ TUCKER (Sara Martinez Tucker)	Director	February 12, 2026



www.sci-corp.com
Service Corporation International
1929 Allen Parkway
Houston, Texas 77019